UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041711

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Responses) ☐

RHEIN BIOTECH N.V.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable)

The Netherlands
(Jurisdiction of Subject Company's Incorporation or Organization)

BERNA BIOTECH AG
(Name of Person(s) Furnishing Form)

Common Registered Shares, nominal value of CHF 0.40 per share
(Title of Class of Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

P

Kees Moonen
Vice President – Legal Affairs
Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands
Telephone: + 31 43 456 7896
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June __, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I. **Information Sent to Security Holders**

1. Offering Prospectus

2. Tender Offer

3. Letter to Rhein Biotech shareholders

Part II. **Information Not Required to be Sent to Security Holders**

1. Article 9(p) declaration under Dutch law

2. Press releases

3. Other information posted on merger website (www.b-r-merger.com)

Part III. **Consent to Service of Process**

Berna Biotech AG has today furnished to the Commission a Form F-X designating an agent to receive service of process on behalf of Berna Biotech AG in the United States.

Part IV. **Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth herein in this statement is true, complete and correct.

/s/ Patrik Richard
(Signature)

Patrik Richard
(Name)

General Secretary
(Title)

June 21, 2002
(Date)

/s/ Rolf Gasser
(Signature)

Rolf Gasser
(Name)

Chief Financial Officer
(Title)

June 21, 2002
(Date)

Part I.1. OFFERING PROSPECTUS

Berna Biotech AG

Berne
Switzerland

Offering Prospectus

for

CHF 2,312,472
total nominal value

5,781,180 new common registered shares with a nominal value of CHF 0.40 each

carrying full dividend rights as of 1 January 2002
from the increase in capital against contributions in kind utilising authorised capital, to be resolved by the Board of Directors (*Verwaltungsrat*) of Berna Biotech AG, excluding preemptive rights of existing shareholders,

Swiss Securities Identification Number (*Valorennummer*) 1429801
ISIN CH 0014298019

offered as consideration pursuant to a public combined exchange and cash offer to purchase all of the common bearer shares in Rhein Biotech N.V., Maastricht, the Netherlands,

German Securities Identification Number (WKN) 919 544
ISIN NL 0000230324

with 1.42 new common registered shares in Berna Biotech AG offered in exchange for one common bearer share in Rhein Biotech N.V., together with a cash payment in the amount of € 33.75 per share

Dated 7 June 2002

General information

RESPONSIBILITY FOR THE PROSPECTUS

Berna Biotech AG, Berne, Switzerland, (hereinafter referred to as either the "Company" or "Berna Biotech") assumes responsibility for the contents of this prospectus (the "Prospectus") pursuant to section 13 German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) in conjunction with sections 45 et seq. German Stock Exchange Act (*Börsengesetz*) and hereby states that, to the best of its knowledge, the information contained in this Prospectus is accurate, and no material information has been omitted.

The banks referred to in this Prospectus do not assume any responsibility with regard to this Prospectus.

SUBJECT OF THE PROSPECTUS AND COMPANIES INVOLVED

The subject of this Prospectus is the 5,781,180 new common registered shares of the Company (the "Shares") with a nominal value of CHF 0.40 each, and a total nominal value of CHF 2,312,472, which will result from the increase in capital against contributions in kind utilising authorised capital, to be resolved by the Board of Directors (*Verwaltungsrat*).

The Shares are publicly offered to the current shareholders of Rhein Biotech N.V., a company organised under the laws of the Netherlands with its headquarters at Gaetano Martinolaan 95, 6229 GS Maastricht, the Netherlands (hereinafter "Rhein Biotech"). 1.42 Shares are offered to these shareholders in exchange for each of the outstanding common bearer shares in Rhein Biotech (hereinafter, the "Rhein Shares"), together with a cash payment in the amount of € 33.75 per Rhein Share.

Through this public combined exchange and cash offer (the "Takeover Offer"), the Company intends to acquire all of the Rhein Shares and, therefore, control of Rhein Biotech.

AVAILABILITY OF DOCUMENTS

The documents mentioned in this Prospectus, insofar as they relate to the Company, may be obtained and are available for inspection during regular business hours at the Company's offices at Rehhagstrasse 79, 3018 Berne, Switzerland, and at the following offices:

UBS Warburg Ltd Europastrasse 1 8152 Opfikon Switzerland	UBS Warburg AG Stephanstrasse 14-16 60313 Frankfurt am Main Germany	Lombard Odier & Cie Sihlstrasse 20 8021 Zurich Switzerland	Lombard Odier Vermögensbetreuung GmbH Goethestr. 27 60313 Frankfurt am Main Germany

Future annual and semi-annual business reports and financial statements of the Company may be obtained from the Company.

Notice to investors

GENERAL

The distribution of this Prospectus and the offer or sale of the Shares in certain jurisdictions may be restricted by law. This Prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this Prospectus may come should inform themselves about and observe such restrictions.

For the capital increase and the listing of the Shares, the Company will issue a separate prospectus according to Swiss law and the regulations of the SWX Swiss Exchange (the "Offering and Listing Prospectus"). This Prospectus is not the Offering and Listing Prospectus.

The Offering and Listing Prospectus will contain the information required by Swiss law and the regulations of the SWX Swiss Exchange.

The Offering and Listing Prospectus can be obtained free of charge at the addresses indicated under the section "General Information—Availability of Documents."

NOTICE TO US INVESTORS

The Shares offered hereby have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state of the United States. The Shares are being offered in the United States in reliance on an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the offering documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market and privately negotiated purchases.

UBS AG, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Takeover Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Takeover Offer. Such transactions may occur either on the Frankfurt Stock Exchange or otherwise.

NOTICE TO INVESTORS IN OTHER JURISDICTIONS

This Prospectus will be published in connection with the Takeover Offer addressed to the shareholders of Rhein Biotech N.V. resident in certain jurisdictions where the approval for such Takeover Offer, if required, has been granted by the competent authorities. Notifications may be made to, and, where applicable, approvals may be obtained from the competent authorities of the jurisdictions of Austria, Belgium, Luxembourg, the Netherlands, France and the United Kingdom based on the approval of the German Federal Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) ("FSSA") pursuant to the EU-Directive 89/298 EEC. This Prospectus and the Takeover Offer shall not be issued or passed on in jurisdictions other than Germany unless an affirmative notification or approval or an exemption of such notification or approval has been obtained.

Shares offered under the Takeover Offer will not be offered in or to residents of Canada, Australia, South Africa, the Republic of Ireland or Japan and, subject to certain exceptions, may not be offered or sold in or into Canada, Australia, South Africa, the Republic of Ireland or Japan or to or for the account or benefit of any national, resident or citizen of Canada, Australia, South Africa, the Republic of Ireland or Japan.

Presentation of financial and other information

Berna Biotech prepares its financial statements in accordance with Swiss generally accepted accounting principles, also referred to as FER (*Fachempfehlungen zur Rechnungslegung*) ("Swiss GAAP"). Rhein Biotech prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("US GAAP").

Berna Biotech presents its consolidated financial statements in Swiss Francs ("CHF"). References in this Prospectus to "Euro", "EUR" or "€" are references to the single European currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community (as amended from time to time). References to "US dollars," "dollars" or "$" are to the lawful currency of the United States of America.

Certain figures in this Prospectus have been subject to rounding adjustments. Accordingly, amounts shown as totals in tables or elsewhere may not be an arithmetic aggregation of the figures which precede them.

With respect to the financial statements contained in this Prospectus, references to the Swiss corporate legal form "Ltd" shall also be deemed to refer to the Swiss corporate form "AG", and vice versa.

A portion of the revenues and expenses of Berna Biotech is denominated in currencies other than the Swiss Franc, including the Euro. A portion of the revenues and expenses of Rhein Biotech is denominated in currencies other than the Euro, including US dollars. On 6 June 2002, the exchange rates between the Swiss Franc, the Euro and the US dollar as published by the Swiss National Bank (*Schweizerische Nationalbank*) were $1 = 1.5710 CHF and € 1 = 1.4706 CHF, respectively.

Statistical information presented in this Prospectus with respect to the vaccine market and the vaccine industry has been extracted by the Company from third party industry reports and other publicly available sources. Such information has not been independently verified by the Company or any of its affiliates or advisors in connection with the Takeover Offer.

This Prospectus refers to trade names, trademarks, logos, devices, product names, service names and brands which are proprietary to Berna Biotech AG and Rhein Biotech N.V. The following rights are registered, pending or licensed trademarks of Berna Biotech AG and its subsidiaries: AERUGEN®, TE ANATOXAL®, DI ANATOXAL®, DI TE ANATOXAL®, ENCEPUR®, EPAXAL®, ESCHERIGEN®, HEPRECOMB®, INFLEXAL V®, NASALFLU®, OROCHOL®, TRIVIRATEN®, VIVOTIF® and BIO-HEP-B™. The following rights are registered, pending or licensed trademarks of Rhein Biotech N.V. and its subsidiaries: HANTAVAX®, HEPAVAX-GENE® and TYPHOVAX®.

Certain technical terms used in this Prospectus are defined in the "Glossary" section commencing on page 80.

Forward looking statements

This Prospectus includes forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "plan," "assume," "may," "will," "could" and similar expressions. These forward-looking statements are based on the Company's current expectations and projections about future events and are subject to risks, uncertainties and assumptions about the Company and its business, including, among other things:

- those discussed under "Risk factors";
- actions by national or supranational regulatory bodies, including the EMEA or the FDA, including revocation of regulatory approval to manufacture or market products;
- the risk of breach of regulatory requirements or the discovery of a problem with the manufacturing, safety or efficacy of a product;
- adverse changes in the Company's patent and/or trademark protections;
- the Company's ability to implement and finance its capital expenditure programme;
- the Company's ability to enhance operational performance and profitability and reduce costs;
- the Company's ability to expand in current and new markets;
- the Company's reliance on particular countries and/or markets;
- the Company's anticipated future sales revenues, earnings or profits;
- the Company's reliance on partnerships with agents, distributors, licensees, and other parties;
- the Company's ability to find and retain qualified staff;
- the risk of changes in the Company's operating costs;
- market trends and volumes of demand for various types of vaccines in the future;
- market prices for the Company's products;
- the risk of increased competition, including the risk that the Company's competitors will develop superior technologies rendering the Company's products obsolete;
- unanticipated developments with respect to product liability claims or other litigation matters; and
- changes in tax regimes.

These risks, uncertainties and assumptions may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Moreover, potential investors should not interpret statements regarding past trends or activities as representations that these trends and activities will continue in the future.

The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of contents

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Summary

THE COMPANIES

Berna Biotech

Berna Biotech develops, produces and markets vaccines and immunotherapeutics. Headquartered in Berne, Switzerland, with affiliates in Basel, Switzerland, Spain and Italy, Berna Biotech's proprietary technology platforms support a broad product portfolio, including four core marketed vaccines and 15 products in various stages of clinical development, four of them in or entering phase III. Berna Biotech had gross sales from vaccines (other than smallpox vaccine) of CHF 65.7 million in 2001. Berna Biotech also manufactures and sells veterinary products, primarily in Switzerland, through its animal health business, Dr. E. Gräub AG. Berna Biotech achieved consolidated gross sales of CHF 303.8 million (CHF 88.8 million excluding revenue attributable to extraordinary sales of smallpox vaccine and to discontinued operations) and consolidated net income of CHF 41.4 million in 2001, and employed 641 full-time equivalent employees (end 2001).

In 1999, Berna Biotech brought in a new management team and embarked on a wide-ranging restructuring effort to divest its non-core business activities and to focus its operations on the development and production of innovative vaccines based on advanced technology. As part of the restructuring, in June 2001, Berna Biotech listed its shares on the SWX Swiss Exchange (Local Caps) in an initial public offering. The offering raised proceeds of CHF 148.5 million which, together with extraordinary revenues from sales of smallpox vaccine following the events of 11 September 2001, left Berna Biotech with substantial cash resources, enabling it to develop its core vaccine business through new research and development initiatives and to pursue opportunities for expansion through acquisitions. As a result of the changes it has effected, Berna Biotech is now organised as an integrated and focused producer of vaccines, with capability in research and development, production and sales and marketing.

Rhein Biotech

Rhein Biotech develops, produces and markets vaccines and immune modulators. Headquartered in Maastricht, The Netherlands, with affiliates in Germany, Argentina and Korea, Rhein Biotech's key technology platform is Hansenula polymorpha, a second generation yeast expression system used for the production of recombinant proteins. The Hansenula polymorpha system has a wide range of applications, and is used in the manufacture of the company's core vaccine product, Hepavax-Gene, a hepatitis B vaccine. Hepavax-Gene accounted for nearly half of Rhein Biotech's gross sales in 2001, and the company is the world's third largest producer of hepatitis B vaccine (HBV), measured by sales. Overall, Rhein Biotech currently markets 10 vaccines and six immune modulators. Rhein Biotech had gross product sales of €76.9 million and net income of €6.8 million in 2001 and employed 321 employees as of the end of that year.

Rhein Biotech was listed on the *Neuer Markt* of the Frankfurt Stock Exchange in April 1999. In April 2000, Rhein Biotech acquired 80 percent of the shares of GreenCross Vaccine Corporation, its former licensee, thereby becoming an integrated biotech company. Rhein Biotech's main markets are located in Asia and the developing world, and its customers primarily include governmental agencies, wholesalers and supranational organisations.

STRATEGY AND COMPETITIVE STRENGTHS OF THE COMBINED COMPANY

Berna Biotech believes that its business and that of Rhein Biotech are highly complementary in many important areas, including research and development capabilities, product offerings and product pipelines, production competencies and key geographic markets and customer bases. Berna Biotech believes that bringing together their respective strengths will enhance the companies' growth opportunities and give the combined entity the necessary critical mass to compete effectively in the global vaccine market.

Berna Biotech's goal is to become one of the world's leading independent companies focused on vaccines. The combined company will aim to deliver growth and profitability by establishing competitive advantages over its direct competitors both in terms of sales and innovation, in the prophylactic and therapeutic vaccine sectors. Berna Biotech believes that the combined company will be well positioned with respect to achieving these goals, with significant competitive strengths in many areas, from development through to production and sales:

- *Enhanced presence in a growing market.* Following the combination, Berna Biotech is expected to be the sixth largest vaccine company in the world, measured by sales, and will thus be well positioned to benefit from the expected growth of the vaccine market, and to play a significant role in the anticipated consolidation of the vaccine industry.

- *New opportunities to create and extend partnerships and alliances.* The combined company will have opportunities to leverage existing partnerships and alliances with companies like Aventis Pasteur, Corixa and Chiron. Berna Biotech believes that the size and strengths of the combined company will make it attractive as a potential partner for other biotechnology and pharmaceuticals companies, while at the same time enhancing its negotiating position with regard to such partnerships.

- *Dedicated focus on the vaccine business.* Berna Biotech is clearly focused on being a vaccine company. This distinguishes Berna Biotech from its largest competitors, all of which are major pharmaceutical companies with vaccine divisions. Berna Biotech believes that the combination with Rhein Biotech, by bringing together two "pure play" vaccine companies, will create an attractive investment opportunity for investors seeking exposure to this industry, enhancing the combined company's ability to raise capital when needed to finance growth.

- *Strong technology platforms and development potential.* The combined company will have a broad and balanced development portfolio of eight proprietary discovery and process technologies with a wide range of potential applications. The two companies' respective strengths in this regard are highly complementary. Berna Biotech is discovery-oriented, and has been successful in identifying new and powerful vaccine technologies—for example, virosomes, which provide alternatives to vaccines based on aluminium adjuvants. Rhein Biotech's particular strength is in the area of process development, as exemplified by its yeast expression technology, Hansenula polymorpha, the industry standard for inexpensive and efficient production of hepatitis B vaccine.

- *Diversified and extensive portfolio of marketed products.* Berna Biotech and Rhein Biotech have complementary product franchises in influenza and travel vaccines, and in hepatitis vaccines, respectively. The combined company will thus have a well-diversified product range, permitting it to broaden its customer base while limiting dependence on single products.

- *Strong product pipeline.* There is little overlap with respect to products in development as between Berna Biotech and Rhein Biotech, and the combined company will have a product pipeline comprising 22 vaccines. Six of these products are in or commencing phase III clinical development in 2002.

- *Increased revenue opportunities through access to new customers and new markets.* Berna Biotech and Rhein Biotech have complementary sales and marketing infrastructures and expertise. Berna Biotech is focused in Europe and its customer base comprises predominantly private sector clients. Rhein Biotech is a market leader in the vaccine market in Korea, and distributes its products in developing countries throughout the world, in particular through sales to public sector clients pursuant to public tender processes. The combined company will have opportunities to accelerate organic growth and increase market share by leveraging these capabilities to access new customers and markets.

- *Enhanced production facilities, leading to further utilisation of low-cost manufacturing.* Rhein Biotech's production facilities in Korea combine state-of-the-art production equipment with relatively low manufacturing costs. Following the combination, it will thus be possible for the combined company to establish production facilities in Korea for new vaccines developed by Berna Biotech, in order to take advantage of the low cost base. Berna Biotech believes that its experience with respect to the regulatory approval process should assist the Korean facilities in achieving EMEA certification, creating new opportunities for high margin sales in Europe of vaccines produced in Korea.

SUMMARY OF THE TAKEOVER OFFER

The Takeover Offer	The Takeover Offer is the binding offer of Berna Biotech to all shareholders of Rhein Biotech to exchange their Rhein Biotech shares for a consideration consisting of a combination of cash and Shares.
The Shares	5,781,180 new common registered shares of Berna Biotech with a total nominal value of CHF 2,312,472, which will result from a capital increase to be resolved by the Board of Directors (*Verwaltungsrat*).
The Rhein Shares	All outstanding common bearer shares of Rhein Biotech, for which Berna Biotech is making the Takeover Offer.
Consideration for the Shares	Berna Biotech will issue 1.42 Shares together with a cash consideration of € 33.75 for each tendered Rhein Share.
Acceptance Period	The Takeover Offer will be open for acceptance on 25 June 2002 until 12 noon CEST on 15 July 2002, unless extended.
Minimum Acceptance Condition Precedent to the Takeover Offer	The Takeover Offer is subject to the condition precedent that Berna Biotech acquires at least 75 percent of the total outstanding Rhein Shares during the Acceptance Period. Berna Biotech may, in its discretion, choose to waive this condition precedent.
Additional Acceptance Period	If the Minimum Acceptance Condition Precedent has been met or waived, there will be an additional acceptance period of two weeks following the publication of the results of the Takeover Offer (the "Additional Acceptance Period". If there is an Additional Acceptance Period, it is expected to begin on or around 18 July 2002.
Settlement	Settlement of the tendered Rhein Shares will occur in two tranches, the first to settle following the end of the Acceptance Period, and the second to settle following the end of the Additional Acceptance Period, if any. Settlement of the first tranche is expected to occur on or around 22 July 2002. Settlement of the second tranche is expected to occur on or around 6 August 2002.
Dividends	Holders of Shares will be eligible to receive any dividends for the fiscal year starting 1 January 2002. Berna Biotech does not expect to pay dividends on the Shares in the foreseeable future.
Voting Rights	Each of the Shares carries voting rights, which may be exercised after a shareholder has been recorded in Berna Biotech's share register as a shareholder with voting rights. Each Share carries one vote at shareholder meetings of Berna Biotech, but no shareholder will be registered with voting rights exceeding 5 percent of the total number of outstanding shares.
Listing and Trading	The Company will apply to have the Shares listed at the SWX Swiss Exchange. Shares issued pursuant to the Takeover Offer are expected to be admitted as of the relevant settlement dates.
Securities Identification Number for the Shares	Swiss Securities Identification Number (*Valorennummer*): 1429801 ISIN: CH 0014298019.
Risk Factors	For a discussion of certain considerations that should be taken into account in deciding whether to tender Rhein Shares in exchange for the Shares, see "Risk Factors."

The takeover offer

This section summarises the main terms and conditions of the Takeover Offer that the Company is extending to all shareholders of Rhein Biotech. This section is included for informational purposes only and does not constitute an offer to shareholders of Rhein Biotech to tender their shares. Shareholders of Rhein Biotech will be invited in the offer document (the "Offer Document") to tender their shares. The Offer Document is expected to be published on the internet at *http://www.b-r-merger.com* and to be sent to the Rhein Biotech shareholders via their depository banks and, in addition, will be made available at Merrill Germany GmbH, Grüneburgweg 14-18, 60322 Frankfurt am Main, Germany. Publication on the internet and of a corresponding availability announcement in a mandatory stock exchange newspaper of nationwide circulation will occur on 24 June 2002. Rhein Biotech shareholders evaluating the Takeover Offer should read the Offer Document (including the Prospectus) before making any decision as to whether to tender their shares.

The Takeover Offer is, according to Dutch Authority for Financial Markets (*Autoriteit Financiële Markten*) (the "AFM") subject to the Dutch Act on the Supervision of the Securities Trade 1995 as amended (the "Dutch Takeover Act") and therefore the Offer Document is being submitted to and reviewed by the AFM.

The Takeover Offer is not subject to the German Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*) (the "Takeover Act") as Rhein Biotech's registered office is outside Germany. Therefore, the Offer Document has not been, and will not be, reviewed by the German Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (the "FSSA"). However, as the consideration offered to Rhein Biotech shareholders under the Takeover Offer partly consists of shares that are being publicly offered in Germany and that have not been admitted to trading on a German stock exchange, this Prospectus has been prepared in accordance with the requirements set forth in the German Securities Sales Prospectus Act. As the German Securities Sales Prospectus Act governs only the Shares offered to Rhein Biotech shareholders as consideration under the Takeover Offer rather than the cash payment and the procedures of the Takeover Offer, only a part of the Takeover Offer is subject to the German Securities Sales Prospectus Act and the review and approval of the FSSA. The review and the approval of FSSA is limited to the formal compliance with the requirements set forth in the Prospectus Ordinance (*Verkaufsprospekt-Verordnung*) and does not extend to a material review of the prospectus.

Even though the Takeover Act does not apply to the Takeover Offer, Rhein Biotech and Berna Biotech have agreed to voluntarily follow the provisions of the Takeover Act as if they did apply to the Takeover Offer, to the extent legally permissible and practicable with the exception of the length of the acceptance period which will be 20 calendar days (contrary to the minimum of 4 weeks as required under the Takeover Act), see "Applicability of the Dutch Takeover Act and Inapplicability of and Voluntary Compliance with the German Takeover Act". The Offer Document is being submitted to the FSSA for informational purposes only, which, however, cannot be construed as the FSSA having cleared or approved the content of the Offer Document.

The Takeover Offer is subject to restrictions as set forth in the Offer Document. In particular, Rhein Biotech shareholders residing outside the Federal Republic of Germany are requested to carefully review the information provided in the Offer Document. For further restrictions, see "Notice to Investors".

GENERAL

On 23 May 2002 the Board of Directors of Berna Biotech decided to acquire all the shares in Rhein Biotech by means of the Takeover Offer. The decision of Berna Biotech to make the Takeover Offer was published by Reuters on 23 May 2002 and in the *Frankfurter Allgemeine Zeitung* on 24 May 2002.

The acquisition of Rhein Biotech by Berna Biotech will be undertaken on friendly terms and will be co-ordinated by the management of both companies on the basis of a Memorandum of Understanding dated 23 May 2002 and signed by representatives of Berna Biotech and Rhein Biotech. In connection with the execution of the Memorandum of Understanding, Berna Biotech entered into arrangements with certain Rhein Biotech shareholders including Green Cross Corporation, Korea, and certain members of the management board of Rhein Biotech holding an aggregate of approximately 21 percent of the Rhein Shares to tender their shares under the Takeover Offer. Each of these shareholders has also agreed that for a specified period following the date of Second Settlement (as defined herein) such shareholder will not offer, sell, contract to offer or sell or otherwise dispose of, any Shares acquired through the Takeover Offer, or any other securities convertible into or exchangeable for such Shares or which otherwise represent the right to acquire such Shares, or enter into any kind of derivative or other transaction having an economic effect similar to that of a sale of such Shares, or announce the intention to do any of the foregoing, without the prior written consent of Berna Biotech. This agreement applies for a period of six months following the date of Second Settlement with respect to members of the Rhein management board who collectively hold approximately 4 percent of the Rhein Shares. With respect to Green Cross Corporation, which holds approximately 17 percent of the Rhein Shares, the agreement applies (i) until 1 September 2002 with respect to 25 percent of the Shares acquired through the Takeover Offer, (ii) for six months following the date of Second Settlement with respect to 25% of the Shares acquired through the Takeover Offer and (iii) for one year following the date of Second Settlement with respect to 50% of the Shares acquired through the Takeover Offer. The Memorandum of Understanding further provides, inter alia, that Rhein Biotech will use its best efforts (i) to agree with the holders of out-of-the-money options that these options will be waived against a cash payment of Euro 5.50 per option and (ii) to agree with employees holding in-the-money options under a stock purchase plan that these options will be exercised against compensation for the tax consequences thereof.

On 28 May 2002 Berna Biotech and Rhein Biotech held shareholders' meetings during which the rationale for the Takeover Offer and the concept for the combination of the business activities of both companies was presented to the shareholders. Berna Biotech's shareholders approved the creation of authorised capital which will allow Berna Biotech to issue the shares offered to Rhein Biotech shareholders under the Takeover Offer and to raise additional capital at a later stage.

Rhein Biotech intends to organise a meeting for the benefit of its shareholders during the Acceptance Period to provide further information and answer questions regarding the Takeover Offer.

TERMS OF THE TAKEOVER OFFER

Under the Takeover Offer, Berna Biotech offers the shareholders of Rhein Biotech to tender their common bearer shares in Rhein Biotech with a nominal value of € 0.48 per share and the rights to receive dividends for the fiscal year starting 1 January 2002 attached thereto (German Securities Identification Number (WKN): 919 544; International Securities Identification Number (ISIN): NL 0000 230 324) in exchange for the Shares, on the basis of an exchange ratio of 1.42 Shares, together with an additional consideration in cash in the amount of € 33.75 per Rhein Share. The total number of Rhein Shares outstanding as of 6 June 2002 was 4,054,859. In addition, there were 16,395 in-the-money options which, if exercised, would increase the number of outstanding Rhein Shares to up to 4,071,254. On the basis that all of these in-the-money options will be exercised, Berna Biotech will issue an aggregate consideration of up to 5,781,180 Shares and Euro 137.4 million in cash plus any cash for the settlement of fractional shares if all such Rhein Shares are tendered in the Takeover Offer. Assuming full take-up of the Takeover Offer, the Rhein Biotech shareholders would on this basis own approximately 19 percent of the combined company.

The Takeover Offer will be open for acceptances between 25 June 2002 until 12 noon Central European Summer Time on 15 July 2002 (the "Acceptance Period"). If the Minimum Acceptance Condition Precedent further explained below has been met or waived, there will be an additional acceptance period of two weeks following the publication of the results of the Takeover Offer (the "Additional Acceptance Period"). Based on the dates set forth above, such two-week period may commence on or around 18 July 2002. In the event that Berna Biotech extends the Acceptance Period, further details regarding the extension will be included in the publication of the results of the Takeover Offer.

In the event that a third party makes a competing tender offer for the Rhein Shares during the course of the Acceptance Period, the Acceptance Period will be extended until the Acceptance Period of the competing offer expires. Further, if Berna Biotech decides to amend the terms of the Takeover Offer during the last two weeks of the Acceptance Period, Berna Biotech will extend the Acceptance Period by an additional period of two weeks.

The Takeover Offer will be subject to the condition precedent that Berna Biotech acquires at least 75 percent of the Rhein Shares during the Acceptance Period ("Minimum Acceptance Condition Precedent"). Such acquisitions would include (i) Rhein Shares that have been acquired in the course of the Takeover Offer, (ii) Rhein Shares that have been acquired on the Frankfurt Stock Exchange outside the Takeover Offer and (iii) Rhein Shares that have been acquired in any other manner outside the Takeover Offer. At any time until the last day of the Acceptance Period, Berna Biotech is entitled in its own discretion to either lower the minimum acceptance threshold or waive the Minimum Acceptance Condition Precedent entirely.

ACCEPTANCE OF THE TAKEOVER OFFER

Rhein Biotech shareholders who wish to tender their shares under the Takeover Offer should declare their acceptance of the terms thereof during the Acceptance Period in writing through their depository bank during normal business hours. Holders of Rhein Shares should consult their depository banks regarding the timing and procedures to be followed in tendering their shares under the Takeover Offer. A form for the acceptance declaration that should be used to give appropriate instructions to their depository banks will be attached in an annex to the Offer Document.

By accepting the Takeover Offer, each Rhein Biotech shareholder will enter into an exchange agreement with Berna Biotech which will provide for the transfer to Berna Biotech of title to the shares in Rhein Biotech tendered by such shareholder, through UBS Warburg AG, Frankfurt am Main as trustee, in exchange for consideration in accordance with the terms and conditions of the Takeover Offer upon the satisfaction or waiver of the condition precedent set forth under 2. above.

By accepting the Takeover Offer, each Rhein Biotech shareholder declares the following:

(a) that such shareholder accepts the Offer for the number of Rhein Shares specified in the declaration of acceptance in accordance with the terms of the Takeover Offer;

(b) that the Takeover Offer is deemed to be accepted for all the Rhein Shares held by such shareholder if he fails to state the exact number or states a different number of Rhein Shares than actually held by him. This does not apply if such shareholder expressly restricts his acceptance of the Takeover Offer so as to cover only a part of the Rhein Biotech shares held by him (a "Partial Acceptance");

(c) that such shareholder has, at the time of making the declaration of acceptance and during the entire period until the transfer of the Rhein Shares to UBS Warburg AG, Frankfurt am Main, as trustee for Berna Biotech becomes effective, title to the Rhein Shares covered by his declaration of acceptance and that these shares are free of any third party rights and claims;

(d) that such shareholder's depository bank is instructed to register all Rhein Shares held by him or, in the event of a Partial Acceptance, all Rhein Shares covered by such acceptance, under the German Securities Identification Number (WKN) 568 744 as shares belonging to the category "Rhein Biotech shares tendered during the Acceptance Period to accept the Takeover Offer";

(e) that such shareholder's depository bank is instructed and authorised to instruct and authorise Clearstream Banking AG to inform UBS Warburg AG, Frankfurt am Main, as handling agent and Berna Biotech during the Acceptance Period of the total number of Rhein Shares that are registered with the respective depository bank under the German Securities Identification Number (WKN) 568 744 as shares belonging to the category "Rhein Biotech shares tendered during the Acceptance Period to accept the Takeover Offer";

(f) that UBS Warburg AG, Frankfurt am Main, as trustee, and the shareholders' depository banks, are authorised to perform all acts necessary and appropriate for his acceptance and handling of the Takeover Offer and to issue any declarations required therefore, and that they are exempted from the restrictions imposed by Section 181 of the German Civil Code (BGB); and

(g) that the Rhein Shares tendered under the Takeover Offer will be transferred to UBS Warburg AG, Frankfurt am Main, as handling agent and trustee; Berna Biotech and UBS Warburg AG, Frankfurt am Main, agreed that, UBS Warburg AG, Frankfurt am Main, as trustee will transfer these Rhein Shares (by way of contribution in kind) against issuance of a corresponding number of Shares.

These acceptance rules apply *mutatis mutandis* to the Additional Acceptance Period with the clarification that the Rhein Shares tendered in such period will be registered with the respective depository bank under the German Securities Identification Number (WKN) 633 875 as shares belonging to the category "Rhein Biotech shares tendered during the Additional Acceptance Period to accept the Takeover Offer".

A Rhein Biotech shareholder may withdraw from his acceptance of the Takeover Offer if (i) Berna Biotech amends the terms of the Takeover Offer and the Rhein Biotech shareholder accepted the Takeover Offer prior to the change in terms of the Takeover Offer, in which case the shareholder's withdrawal must be declared in writing to UBS Warburg AG, Frankfurt am Main, as handling agent, by no later than the last day of the Acceptance Period; or (ii) a third party makes a competing offer and the Rhein Biotech shareholder accepted the Takeover Offer prior to the publication of the competing offer, in which case the shareholder's withdrawal must be declared in writing to UBS Warburg AG, Frankfurt am Main, as handling agent, by no later than the last day of the Acceptance Period.

MECHANICS OF THE SHARE EXCHANGE, PAYMENT OF THE CASH CONSIDERATION

UBS Warburg AG, Frankfurt am Main, has been appointed as trustee and as handling, depository and paying agent by Berna Biotech for the execution of the Takeover Offer.

The Rhein Biotech shareholders shall not incur any handling commissions or charges in Germany in connection with the sale of the Rhein Shares within the scope of the Takeover Offer as Berna Biotech has offered the depository banks a depository bank fee to cover their expenses.

The tendered Rhein Shares will initially remain in the shareholders' depository accounts but will be re-registered as "Rhein Biotech shares tendered during the Acceptance Period to accept the Takeover Offer" under the new German Securities Identification Number (WKN) 568 744.

During the Acceptance Period and until the fulfilment or waiver of the Minimum Acceptance Condition Precedent, the tendered Rhein Shares may be traded on the *Neuer Markt* of the Frankfurt Stock Exchange where they will be listed as "Rhein Biotech shares tendered to accept the Takeover Offer" under the German Securities Identification Number (WKN) 568 744.

If the Rhein Shares registered under the German Securities Identification Number (WKN) 568 744 as "Rhein Biotech shares tendered during the Acceptance Period to accept the Takeover Offer" are sold or transferred in some other way, the new holder of the shares automatically assumes all the rights and duties with respect to these shares. This also applies to all rights and duties of a shareholder under the terms of the Takeover Offer.

The tendered Rhein Shares will be contributed to Berna Biotech as a contribution in kind upon completion of the Takeover Offer in two settlement tranches. Approximately one week after the end of the Offer Period ("First Settlement", which is expected to occur on or around 22 July 2002), the respective Shares in consideration for the Rhein Shares tendered during the Offer Period will be transferred, together with the cash consideration, to the accepting Rhein Biotech shareholders. Immediately after the end of the Additional Acceptance Period, if any ("Second Settlement", which is expected to occur on or around 6 August 2002), the respective Shares in consideration for the Rhein Shares tendered during such Additional Acceptance Period will be transferred to the accepting Rhein Biotech shareholders together with the respective cash consideration. Fractional Shares will be paid in cash on the basis of the calculation pursuant to the Offer Document.

The Shares are evidenced and held in book-entry form through the Swiss-based international settlement agency Segaintersettle AG and will be delivered via book entry through the facilities of Segaintersettle AG on the relevant settlement date. Segaintersettle AG will confirm ownership in Shares upon demand. Pursuant to Berna Biotech's Articles of Association, Berna Biotech shareholders have no right to have their shares certified in definitive share certificates.

The above rules apply *mutatis mutandis* to the Rhein shares tendered during the Additional Acceptance Period with the clarification that the Rhein Shares tendered in such period will be registered with the respective depository bank under the Securities Identification Number 633 875 as shares belonging to the category "Rhein Biotech shares tendered during the Additional Acceptance Period".

APPLICABLE LAW

The terms and conditions of the Takeover Offer, the acceptance of the Takeover Offer by the Rhein Biotech shareholders and the handling of the Takeover Offer by UBS Warburg AG, Frankfurt am Main, or the depository banks are subject to the laws of the Federal Republic of Germany. The place of performance for the fulfilment of the exchange and purchase agreements to be concluded under the Takeover Offer as well as for the transfer of the tendered Rhein Shares shall be Frankfurt am Main, Germany. To the extent permitted by law, the Rhein Biotech shareholders accepting the Takeover Offer agree by their declaration of acceptance that the courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction over any legal disputes arising out of or in connection with the Takeover Offer.

APPLICABILITY OF THE DUTCH TAKEOVER ACT AND INAPPLICABILITY OF AND VOLUNTARY COMPLIANCE WITH THE GERMAN TAKEOVER ACT

As described above, the Dutch Takeover Act applies to the Takeover Offer. This notwithstanding, Berna Biotech will voluntarily follow the provisions of the German Takeover Act as if they did apply to the Takeover Offer to the extent legally permissible and practicable with the exception of the length of the acceptance period which will be 20 calendar days (contrary to the minimum of 4 weeks as required under the Takeover Act). Neither Rhein Biotech shareholders nor any third party shall derive any rights from Berna Biotech's voluntary compliance with the Takeover Act.

LISTING

The shares of Berna Biotech are admitted at the SWX Swiss Exchange and traded at the SWX Local Caps trading segment. Shares issued pursuant to the Takeover Offer are expected to be admitted as of the relevant settlement dates. See "SWX Swiss Exchange".

Berna Biotech intends to apply for admission and trading of the Shares on the main board of the SWX Swiss Exchange as soon as practicable after completion of the Offer.

THE SHARES

Each of the Shares carries voting rights. See "Description of Share Capital and Articles of Association—Rights Attached to the Shares" and "Description of Share Capital and Articles of Association—The Shares".

Each of the Shares carries full dividend rights as of 1 January 2002. Regarding the details, see "Description of Share Capital and Articles of Association—Net Profits and Dividends".

The Swiss Securities Identification Number (*Valorennummer*) of the Shares is 1429801. The International Securities Identification Number (ISIN) for the Shares is CH 0014298019.

Risk factors

An investment in Berna Biotech shares involves a high degree of risk and should be made only by those with the necessary expertise to fully evaluate the investment. Prior to making an investment decision, investors should carefully consider all of the information set out in this Prospectus and, in particular, the following risks.

The Company may not be able to obtain intellectual property rights to protect its technology and products, may not be able to enforce the intellectual property rights it does obtain and may be subject to intellectual property infringement claims.

The success of the Company depends in part on its ability and that of its collaborators to obtain patent protection in Europe, the United States and elsewhere for technologies and products, and to maintain the confidentiality of its own and its collaborators' know-how. However, the patent positions of technology-based enterprises like the Company are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that the Company will develop products that are patentable, that patents will be granted under pending or future applications, that patents will be of sufficient breadth to provide adequate protection against competitors with similar technologies or products, or that patents granted to the Company or its collaborators will not be successfully challenged. As the biotechnology industry expands and more patents are granted, the risk increases that any technology or product developed by the Company may give rise to third party claims of patent infringement. The Company may incur substantial costs if required to defend such claims or to assert its proprietary rights against third parties.

If the Company does not obtain patents in respect of its technologies or if its patents are successfully challenged (for example, as a result of the discovery of prior art), third parties may use the technologies without payment to the Company if they possess or can develop the necessary know-how. A third party's ability to use unpatented technologies is made easier by the fact that the published patent application contains a detailed description of the relevant technology.

The Company has developed substantial know-how in respect of its research and development activities. In an effort to protect its trade secrets, the Company enters into confidentiality agreements with its employees, consultants, advisers and existing and potential collaborators. However, there can be no assurance that obligations to maintain the confidentiality of the Company's or its collaborators' trade secrets or know-how will not be breached or that such trade secrets or know-how will not otherwise become known in circumstances in which the Company has no practical means of redress.

There can be no assurance that the Company's efforts to search for existing proprietary rights before embarking on a research and development program with respect to a particular technology or product will uncover all relevant third party rights relating to such technology or product. As a result, competitors of the Company may have received or may in the future receive patents in respect of technologies or products similar to or competitive with those of the Company. If this occurs, the Company may have to obtain appropriate licenses under such patents or cease and/or alter certain of its activities or processes, or develop or otherwise obtain alternative technology. In such circumstances, the Company could incur substantial additional costs and could lose significant business opportunities with respect to the affected products.

Any problems affecting the Company's intellectual property rights as described above could have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company may not be able to obtain, renew or enforce favourable licenses and contracts.

A portion of the Company's business involves entering into license, collaboration and other agreements with third parties relating to the development, commercialisation, manufacture, marketing and distribution of the Company's technologies and products. There can be no assurance that the Company will be able to negotiate commercially favourable licenses or other agreements necessary for the future exploitation of its technologies and products or that any of its licenses or other agreements will be successful. In addition, there can be no assurance that the Company's collaborative partners will not pursue or develop competing technologies or products, either on their own or in collaboration with others. The Company's license agreements are generally for a fixed term and, prior to the expiry of such term, may be terminated in certain circumstances, some of which may be beyond the control of the Company. There can be no assurance that license agreements that expire or are terminated will be renewed or replaced. Any problems affecting the Company with respect to its licenses and contracts as described above could have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company may be unable to obtain regulatory approval to manufacture and market its new products and may have regulatory approval of the manufacture and marketing of its existing products revoked.

The development of product candidates in which the Company is, or may in the future be, interested is subject to strict regulatory requirements in the countries where they are to be tested, manufactured or marketed. In most countries it is necessary to obtain an approval to market a pharmaceutical or medical product. The grant of such an approval is subject to a detailed evaluation of data submitted by the applicant relating to the quality, safety, and efficacy of the product. Many countries, including member states of the European Union, the United States and numerous countries in Asia and South America, impose extensive testing and data submission requirements and conduct rigorous technical appraisals of product candidates. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant, or require additional data before granting, an approval to market a product even though the product may have been approved by another regulatory authority. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process, and there is a significant risk of failure at each stage of the process should issues arise with respect to the efficacy or safety of a product. There can be no assurance that any product candidates in which the Company is, or may in the future be, interested will either reach or successfully complete the clinical research process, or that regulatory approvals to manufacture and market any such product candidates will ultimately be obtained.

Once a product is approved, the manufacture and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacture, safety, quality or efficacy of a product may result in the imposition of fines or restrictions upon the manufacture and sale of such product, including in the worst case withdrawal of the product from the market and/or the revocation of the relevant regulatory approvals. For example, in March 1999, US regulators imposed a temporary ban on imports of Vivotif, the Company's oral vaccine against typhoid fever, citing failures of quality control and quality assurance in the Vivotif manufacturing plant. The US market was closed to Vivotif until the plant passed FDA inspection, and shipments to the United States resumed only in October 2001. Production issues with respect to Epaxal, the Company's hepatitis A vaccine, caused the Company to suspend deliveries of the product in September 2000 which caused the product to be withdrawn temporarily from the German market in January 2002. The German authorities have not yet authorised the Company to begin selling Epaxal in Germany again, although the Company is currently awaiting such authorisation. There can be no assurance that failure to meet regulatory requirements or problems related to the manufacture, safety, quality or efficacy of the Company's products will not arise in the future which cause regulatory authorities to take actions that have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company believes that one potential benefit of the combination with Rhein Biotech is the establishment of low-cost production facilities in Korea to manufacture vaccines developed by the Company for sale in Europe. To this end, the Company currently intends to seek EMEA certification for certain Rhein Biotech facilities in Korea. In view of the stringent standards that will need to be met, however, there can be no assurance that these facilities will satisfy the requirements for EMEA certification, and accordingly this potential benefit of the combination may not materialise.

The vaccine industry is highly competitive.

The Company's competitors include many established pharmaceutical, biotechnology and chemicals companies, as well as universities and other research institutions, many of which have substantially greater financial, research and development, sales and marketing and personnel resources than the Company and greater experience in developing, manufacturing, marketing and supporting new technologies and products. In addition, a large number of biotech start-ups and other new enterprises are currently active in research and development with respect to new vaccine technology and products. The Company anticipates that there will be significant consolidation within the vaccine industry in the medium term, which could increase the competitive pressures to which it is subject. Greater competition may affect both demand for the Company's products and the prices at which they may be sold, increase the pace of innovation in the industry and lead to the development of new technologies and products that harm the Company's market position. Accordingly, there can be no assurance that increased competition in the vaccine industry will not have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company's competitors may develop technologies or products that render the Company's products obsolete.

The fields in which the Company operates are characterised by rapid technological change and innovation. There can be no assurance that competitors of the Company are not currently developing, or will not in the future develop, technologies and products that are as effective or more effective and/or economical as any current or future technology or product of the Company or which would otherwise render the Company's technologies or products obsolete. Any such development would be likely to have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

For example, many industry participants are currently seeking to develop new combination vaccines. Successful development by any of the Company's competitors of combination vaccines covering one or more of the diseases addressed by the Company's monovalent vaccines could have a material adverse effect on demand for the affected product, and thus a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Any potential health risks associated with the Company's products may lead to significant adverse regulatory and market consequences.

The possibility of product failure or adverse side effects poses a variety of risks for manufacturers of pharmaceutical and medical products. These risks may be more pronounced in the case of the prophylactic vaccines that constitute the Company's core products than with respect to other pharmaceutical and medical products generally. Because such vaccines are administered to healthy subjects, any adverse health consequences associated with such administration may be perceived as less tolerable than side effects associated with the treatment of disease. Accordingly, there can be no assurance that even relatively minor potential health risks associated with the Company's products will not give rise to adverse regulatory action, and/or negative market perception of the Company and its products, resulting in a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company's products may fail at any stage of development or after introduction.

There are inherent risks in the business of biotechnological development and production in connection with the development of vaccines. Pre-clinical and early clinical studies cannot ensure efficacy for humans, and human studies are thus required for vaccine development. Such studies may, however, fail to prove the efficacy of the product candidates and are at constant risk of suspension for posing unreasonable health risks. There can be no assurance that any product candidate in the Company's pipeline will either reach or successfully complete the clinical research process.

The Company has three products that have entered or will enter phase III of clinical development during 2002. Although products that have reached this late stage of development offer a reasonably high probability of success relative to earlier stage products, the chances of failure remain significant. Any or all of the Company's current late-stage products could fail to be proved sufficiently safe or effective to be brought to market or could fail to receive necessary regulatory approvals. Such failures could have a material adverse effect on the Company's business and prospects.

Even if the products currently in late-stage development are introduced, there can be no assurance that a market for such products will develop or be sustained. If a market does develop, there can be no assurance that the Company's existing facilities and resources will be sufficient to meet demand. Accordingly, there can be no assurance that the Company will realise any potential benefits that may be associated with its late-stage development product portfolio.

Even after a product is introduced, issues may arise that require its withdrawal from the market. Nasalflu, the Company's nasal spray vaccine for influenza, performed well during clinical development and was launched on the Swiss market in the second half of 2000. The vaccine was subsequently withdrawn by the Company in order to permit investigation of a possible connection between the application of Nasalflu and the occurrence of transient facial paralysis (Bell's Palsy). Although a large-scale clinical trial was mounted, in June 2002 the Company concluded that the possibility of an association could not be excluded. The Company thus decided to discontinue the study and to accelerate development of a second generation nasal flu vaccine instead of seeking to re-launch Nasalflu. There can be no assurance that this second generation product will be successfully developed. More generally, there can be no assurance that issues will not arise with respect to the Company's current or future marketed products, requiring their withdrawal from the market.

The Company is exposed to risks arising from legal and social uncertainty concerning the development and marketing of genetically altered organisms.

Two of the company's technology platforms are based on genetically modified bacteria and viruses. The changes in gene technology, medical products and pharmaceutical research make possible the production of new, promising products and should find greater acceptance among the general population than in other areas, such as agriculture and the food industry. Nonetheless, such developments may raise ethical, legal and social concerns. Such concerns could lead to rejection of products based on genetically altered organisms by potential customers and the public at large, and could lead to stronger restrictions or new requirements for the use of genetically altered organisms as vaccines. This, in turn, would shrink the Company's potential markets in the development of certain products and technologies, such as vaccines from recombinant living bacteria.

The Company may be harmed by its exposure to product liability.

The Company's business entails a potential risk of substantial liability for damages in the event of product failure or adverse side-effects. For the reasons noted above, this risk may be more pronounced in the case of the prophylactic vaccines which constitute the Company's core products than with respect to other pharmaceutical and medical products generally. The Company maintains product liability insurance in respect of all marketed products. However, there can be no assurance that insurance obtained by the Company will be adequate to protect against any or all potential claims or losses.

The Company is dependent on certain key personnel.

The success of the Company depends, to a significant extent, on the efforts and expertise of key members of the Company's management team, including its chief executive officer, Kuno Sommer, and key scientific staff, including Dr. Reinhard Glück, Head of Research and Development, and Prof. Achim Kaufhold, Head of Clinical Research and Medicine. The Company would have no immediate replacement for any of these individuals should any of them leave the Company. The loss of any key personnel could thus have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company depends on its ability to attract and retain highly skilled personnel.

The Company requires the services of a large of number of highly skilled employees, with particular educational backgrounds, training and experience. There is intense competition for such personnel in the fields in which the Company operates. As a result, the Company may not be able to recruit and retain the qualified personnel on whom its future success depends.

The Company may not be able to raise sufficient capital to fund necessary expenditures.

The Company's financial success is dependent upon its ability to develop or participate in the development of profitable technologies and products. Before a product becomes profitable, the Company, alone or with the co-operation of others, must first successfully develop, obtain regulatory approval for, manufacture, launch and market such products. The successful completion of this process with respect to a particular product candidate takes several years and requires significant financial resources. Cash flow from the Company's operations may not be sufficient to fund these activities, or the Company's other capital expenditure and working capital requirements. The Company thus anticipates that it will need to raise additional funds from external sources from time to time in the future. The Company's ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond the Company's control. There can be no assurance that, when required, sufficient funds will be available to the Company on satisfactory terms. If necessary funds are not available, the Company may have to reduce expenditure for research and development, production or marketing, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company is subject to complex environmental and health and safety laws and regulations that may increase its costs.

The Company's research and development and manufacturing activities generate and give rise to the need to dispose of hazardous materials, including biological and chemical waste. The Company is subject to environmental and health and safety regulations in a number of countries with respect to, among other things, its handling and disposal of hazardous materials. While the Company believes that its procedures for handling and disposing of hazardous materials meet the standards prescribed by applicable regulations, there remains a risk that such activities may cause environmental contamination or injury. In the event of such contamination or injury, the Company could incur liability for damages that could have a material adverse effect on its business, financial condition and results of operations.

The Company is exposed to risks inherent in the pharmaceutical pricing environment.

In most countries, the commercialisation of any pharmaceutical or medical product will depend, in part, upon the extent to which reimbursement of the purchase price of the product will be available from government health authorities, private insurers and/or other organisations, all of which are, increasingly, challenging the prices charged by suppliers for such products. Governments and health organisations are facing growing pressure to contain health care costs by limiting coverage of and the level of reimbursement for new pharmaceutical and medical products. There can be no assurance that the levels of reimbursement provided by health authorities, insurers or other organisations to users of products in which the Company is interested will be sufficient for the Company to realise an appropriate return on its investment in such products.

The Company's results fluctuate as a result of seasonality in its business.

The Company's influenza vaccine, Inflexal V, accounted for approximately 25 percent of its gross vaccine sales in 2001 (excluding smallpox vaccine), and the Company's results thus depend to a significant extent on sales of Inflexal V. The market for flu vaccines is extremely seasonal. There is a narrow window of time for production, regulatory permission and marketing of flu vaccines. Possible delays in stock availability or marketing of the vaccines could have a significant effect on the company relative to its competitors, since a majority of the distribution and sales occurs during only a few weeks in the autumn of every year. Potential delays in any step of the regulatory permission, production and marketing process could therefore result in a significant sales reduction for the Company and negatively impact the company's earnings and financial position.

As a result of the combination with Rhein Biotech, the Company may become more exposed to emerging markets which may be subject to severe fluctuations.

Sales in Korea, Argentina and India and other emerging markets are expected to account for a portion of the combined company's revenues for the foreseeable future, in particular if the Company is successful in using Rhein Biotech's distribution channels to sell its products in the Korean and Asian markets. A number of risks are inherent in operating in emerging markets such as the imposition of governmental controls and regulations, export and import license requirements, local content requirements, trade restrictions, changing tariff policies, political and economic instability and difficulties in managing international operations. In addition, sales in emerging markets may expose the Company to greater risk of bad debts.

Unforeseen difficulties in connection with the integration of Rhein Biotech may have an adverse effect.

Following the combination, the Company will face a number of potential risks relating to the integration of its business with that of Rhein Biotech, including:

- potential loss of key personnel;
- difficulties retaining key suppliers or customers;
- need to manage relationships with partners and collaborators;
- diversion of management resources to address integration issues; and
- other unforeseen problems created by the combination.

Although the Company currently anticipates that the integration process will proceed quickly and efficiently, there can be no assurance that the process will not disrupt the Company's business or impose significant unexpected costs on the Company.

Failure of the Company to obtain all of the Rhein Shares through the Takeover Offer could have adverse consequences for the Company and for holders of Rhein Shares that do not accept the Takeover Offer.

The Takeover Offer is conditioned upon the Company receiving tenders covering at least 75 percent of the Rhein Shares. Under Dutch law, the Company will be entitled to initiate a squeeze-out procedure if it acquires 95 percent or more of the Rhein Shares, enabling it to obtain the remaining shares. If, however, the number of Rhein Shares tendered does not reach 95 percent but exceeds 75 percent, the Company will be required to proceed with the Takeover Offer.

Failure to acquire all of the Rhein Shares could have an adverse effect on the Company insofar as it would, in its capacity as controlling shareholder, then need to take account of the interests of the minority holders to the extent required by Dutch law. In addition, the Company would not be able to transfer funds to its parent company by way of a dividend, without paying a portion of the distributable amount to the remaining minority holders.

At the same time, holders of Rhein Shares that have not accepted the Takeover Offer may be left with a highly illiquid minority investment. Such holders may have no power to influence the affairs of Rhein Biotech, which would effectively be subject to determination by the Company. The trading market for their Rhein Shares may be significantly reduced or eliminated, leading to a significant fall in the market price of the shares, as well as extremely volatile and widely fluctuating share price movements.

The legal position of shareholders of Rhein Biotech may be significantly altered after their acceptance of the Takeover Offer.

By accepting the Takeover Offer, each shareholder of Rhein Biotech will become a shareholder of the Company. Each share in the Company carries one vote at the shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in the Company's share register as a shareholder with voting rights. However, no natural or legal person will be registered as a shareholder with voting rights to the extent such shareholder's voting rights would exceed 5 percent of the total number of shares issued by the Company (as registered in the commercial register). The 5 percent limitation also applies to legal entities, or partnerships associated with one another by capital, voting power, common management or other means, as well as to groups of natural persons or corporations who have combined to form one person for the purpose of circumventing this restriction.

Anti-takeover provisions may deter potential bidders for the Company.

Certain provisions of the Company's Articles of Association and Swiss law could, together or separately, operate to discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that investors might be willing to pay in the future for the Company's shares, all of which might be beneficial to shareholders under certain circumstances.

The market price of the Company's shares may be volatile.

Market prices for the securities of pharmaceutical and biotechnology companies, including the Company's securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The trading price of the Company's common shares has fluctuated widely in the past and could do so in the future in response to:

- periodic variations in the Company's operations and financial results, or unusual events affecting such operations and results (for example, the Company's extraordinary sales of smallpox vaccine in 2001);
- announcements by the Company or the Company's competitors of technological innovations, new products, new contracts or acquisitions;
- changes in the Company's prices or the prices of the Company's competitors' products;
- changes in the Company's growth rate as a whole or for a particular portion of the Company's business;
- lack of visibility with respect to the Company's future operating performance; and
- general conditions in the pharmaceutical and biotechnological industries.

The Company does not expect to pay any dividends in the foreseeable future.

The Company has not paid any dividends on its shares in the last two years and does not anticipate that it will pay any dividends in the foreseeable future. Any profits generated by the Company are likely to be retained and used to finance the expansion and development of its business.

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Proposed combination of Berna Biotech and Rhein Biotech

STRATEGY AND COMPETITIVE STRENGTHS OF THE COMBINED COMPANY

Berna Biotech believes that its business and that of Rhein Biotech are highly complementary in many important areas, including research and development capabilities, product offerings and product pipelines, production competencies, key geographic markets and customer bases. Berna Biotech believes that bringing together their respective strengths will enhance the companies' growth opportunities and give the combined entity the necessary critical mass to compete effectively in the global vaccine market.

Berna Biotech's goal is to become one of the world's leading independent company focused on vaccines. The combined company will aim to deliver growth and profitability by establishing competitive advantages over its direct competitors both in terms of sales and innovation, in the prophylactic and therapeutic vaccine sectors. Berna Biotech believes that the combined company will be well positioned with respect to achieving these goals, with significant competitive strengths in many areas, from development through to production and sales:

- *Enhanced presence in a growing market.* The world vaccine market is expected to grow significantly in the medium term, from approximately $5 billion in 2000 to an estimated $8 billion by 2005 and more than $15 billion by 2010. Following the combination, Berna Biotech will be the sixth largest vaccine company in the world, measured by sales, and will thus be well positioned to benefit from this growth. The combined company will have increased revenues and financial resources, helping to fund investment in technological and product innovation, which Berna Biotech believes will be critical to its future success. In addition, Berna Biotech believes that greater size and market presence should assist the combined company in raising capital when needed to finance growth, while strengthening its ability to play a role in the anticipated consolidation of the vaccine industry.
- *New opportunities to create and extend partnerships and alliances.* The combined company will benefit from a number of partnerships and alliances, both in research and development and in sales and marketing, with companies including Aventis Pasteur, Corixa and Chiron. The combination will give each company access to the partners of the other, and Berna Biotech intends to look for opportunities to leverage these existing relationships. Moreover, Berna Biotech believes that the size and strengths of the combined company will make it attractive as a potential partner for other biotechnology and pharmaceuticals companies, while at the same time enhancing its negotiating position with regard to such partnerships.
- *Dedicated focus on the vaccine business.* As a result of the restructuring effort that has been carried out since 1999, Berna Biotech is clearly focused on being a vaccine company. The Company is committed to maintaining this strategic focus following the combination. This clear strategic direction has significant benefits in terms of dedication of management resources and determining business priorities, distinguish Berna Biotech from its largest competitors, all of which are major pharmaceutical companies with vaccine divisions. The Company also believes that its status as a "pure play" vaccine company will make it an attractive investment opportunity for investors seeking exposure to this industry. The combination with Rhein Biotech, another "pure-play" vaccine company, will reinforce Berna Biotech's strategic focus.
- *Strong technology platform and development potential.* It is estimated that more than half of the growth in the vaccine market over the next decade will be fuelled by technological innovation in the prophylactic and therapeutic sectors. Following the combination, the new Berna Biotech will have a broad and balanced development portfolio of proprietary discovery and process technologies with a wide range of potential applications. The combined company will seek to exploit this technology platform. The two companies' respective strengths in this regard are highly complementary. Berna Biotech is discovery-oriented, and has been successful in identifying new and powerful vaccine technologies—for example, virosomes, which provide alternatives to vaccines based on aluminium adjuvants. Rhein Biotech's particular strength is in the area of process development, as exemplified by its yeast expression technology, Hansenula polymorpha, the industry standard for inexpensive and efficient production of hepatitis B vaccine.

- *Diversified and extensive portfolio of marketed products.* Berna Biotech and Rhein Biotech have complementary product franchises in influenza and travel vaccines, and in hepatitis vaccines, respectively. The combined company will thus have a well-diversified product range, permitting it to broaden its customer base while limiting dependence on single products. The integrated company's core franchise will comprise five established vaccines:
  - Inflexal V (Berna Biotech), an influenza vaccine based on proprietary virosome technology
  - Epaxal (Berna Biotech), a hepatitis A vaccine also based on virosome technology
  - Orochol (Berna Biotech), the only live oral vaccine for cholera
  - Vivotif (Berna Biotech), the only live oral typhoid vaccine
  - Hepavax-Gene (Rhein Biotech), leading hepatitis B vaccine supplied world-wide to the public vaccine market
- *Strong product pipeline.* There is little overlap with respect to products in development as between Berna Biotech and Rhein Biotech, and the combined company will have a product pipeline comprising 23 vaccines. Six of these products are in or commencing phase III clinical development in 2002.
  - Aerugen (Berna Biotech), for cystic fibrosis patients, with orphan drug status in both the United States and the European Union
  - Bio-Hep-B (Berna Biotech), third generation hepatitis B vaccine
  - A yellow fever vaccine with an established safety and efficacy record (Berna Biotech)
  - MMR vaccine (Berna Biotech), with improved tolerability and immunogenicity over previous vaccine
  - two-dose hepatitis B vaccine (Rhein Biotech)
  - Typhoid vaccine (Rhein Biotech)
- *Increased revenue opportunities through access to new customers and new markets.* Berna Biotech and Rhein Biotech have complementary sales and marketing infrastructures and expertise. Berna Biotech has a direct market presence in Switzerland, Italy and Spain. Almost 90 percent of its gross sales are in Europe and its customer base comprises predominantly private sector clients. Rhein Biotech is a market leader in the vaccine market in Korea, one of the larger vaccine markets in Asia. It has focused on sales to public sector clients, acquiring extensive experience with public tender processes, and holds the leading position world-wide for supply of hepatitis B vaccine to this market, reaching over 60 countries. The combined company will have opportunities to accelerate organic growth and increase market share by leveraging these capabilities to access new customers and markets. In particular, Berna Biotech believes that Rhein Biotech's public sector sales infrastructure will open up new market possibilities with governments and supranational organisations for Vivotif, its oral typhoid vaccine, and for its yellow fever vaccine, which is currently in Phase III clinical development. Berna Biotech also believes that Rhein Biotech's selling infrastructure into the private market in Korea should provide significant opportunities for Epaxal (Hepatitis A) and Inflexal V (Influenza). At the same time, Berna Biotech's sales force and regulatory experience could be used to facilitate penetration of the European market by Rhein Biotech's hepatitis B vaccine, either as a monovalent or in a combination vaccine. To permit the possibility of future sales into the EU, EMEA certification is currently being sought for the Korean facility where this vaccine is manufactured.
- *Enhanced production facilities, leading to further utilisation of low-cost manufacturing.* Rhein Biotech's production facilities in Korea combine state-of-the-art production equipment with relatively low manufacturing costs. Following the combination, it will thus be possible for the combined company to establish production facilities in Korea for new vaccines developed by Berna Biotech, in order to take advantage of the low cost base. Berna Biotech believes that, in view of its long experience of the European market and the knowledge recently gained in completing a rigorous FDA approval process with respect to its Vivotif facility, it could bring the Korean facilities in line with EMEA standards relatively quickly, possibly in six to twelve months following the acquisition. The result would be to create new opportunities for high margin sales in Europe of vaccines produced in Korea.

INTEGRATION OF THE COMPANIES

The combined company will operate under the Berna Biotech name following the combination. Headquartered in Berne, the company will have state-of-the-art research and development facilities in Switzerland, Italy, Germany and Korea; manufacturing facilities in Switzerland, Spain, Korea and Argentina; and sales and marketing infrastructure in Switzerland, Italy, Spain and Korea. The combined company will have more than 900 employees.

Management of Rhein Biotech has voiced its full support for the proposed combination. Daan Ellens, chief executive officer of Rhein Biotech, will act as deputy chief executive officer of the combined company, assuming the role of chief operating officer during the integration phase. Key members of management from Rhein Biotech have signed agreements under which they will move to Berne to assume management roles in the combined company. The members of management of GCVC, Rhein Biotech's Korean subsidiary, have also agreed to retain their current management roles following the combination. Two members of the Rhein Biotech board—Ernest de la Houssaye and Dr. Eungjoon Jo—will join the board of Berna Biotech.

Because there is relatively little overlap between the two organisations, Berna Biotech does not expect to realise significant cost synergies as a result of the combination with Rhein Biotech. By the same token, restructuring costs are anticipated to be relatively low. Rhein Biotech's headquarters in Maastricht will be phased out, but no major changes are envisioned with respect to production facilities. Overall, no significant reductions in headcount are planned.

In view of the strong management commitment and the complementary nature of the two organisations, Berna Biotech believes that the integration process will proceed quickly and efficiently. Assuming that the transaction is concluded as planned, it is currently anticipated that the integration of the companies will be completed by the end of 2002 or soon thereafter.

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Industry overview

For an explanation of certain technical terms relating to vaccines and the vaccine industry, see the "Glossary."

INTRODUCTION

What are Vaccines?

Vaccination is a means of immunising an individual against specific illnesses or diseases. Illness is caused by the introduction of viral or bacterial agents into the body. Once the body detects the presence of these agents, or antigens, the body's immune system makes antibodies to attack them. However, before the body can amass enough antibodies to neutralise the bacterial or viral agents, these agents multiply using the body's own cells and systems, and the infected individual experiences symptoms of illness. Vaccines contain molecules that have been altered so that, when introduced into the body, they will stimulate a response from the body's immune system, but will not induce a full-blown illness. These molecules, which can be either synthetic molecules that mimic natural antigens, purified antigens from micro-organisms, or whole micro-organisms, cause the body's immune system to produce antibodies. Antibodies neutralise the effects of antigens on the body through a complex process called antigen binding, thereby preventing the host from exhibiting symptoms of the illness or disease usually caused by the antigen. Once the body has built up antibodies as a result of a vaccine which contains molecules designed to mimic a particular antigen, it is immunised against the illness which that antigen causes.

Factors in Evaluating Vaccines

One key factor in evaluating a vaccine is its immunogenicity. The level of immunogenicity, or effectiveness in immunising an individual, of vaccines varies with the different forms of vaccines available today. Vaccines that use living, but weakened micro-organisms (live-attenuated vaccines), whole-killed antigens or live vectors (harmless viruses or bacteria engineered to carry genes encoding antigens to other organisms) have a relatively high level of immunogenicity, but are not considered to be as safe as vaccines which are composed of synthetic, recombinant or highly purified subunit agents (e.g., virus-like particles or virosomes). On the other hand, vaccines that use synthetic, recombinant or highly purified subunit agents have weaker immunogenicity than whole-killed or live-attenuated vaccines due to the absence of self-adjuvanting immunomodulatory components. Adjuvants, or non-specific agents for enhancing the immune response to an antigen, are therefore needed to improve the performance of such vaccines. Examples of adjuvants include aluminium compounds, such as aluminium hydroxide and aluminium phosphate, microbial adjuvants such as DNA sequences, endotoxins and exotoxins, oil-emulsion and emulsifier-based adjuvants, particulate adjuvants such as immunostimulatory complexes and liposomes, and synthetic adjuvants such as polyphosphazene and polynucleotides.

A second key factor in evaluating a vaccine is its tolerability with respect to the vaccination recipient. A vaccine's tolerability is largely linked to the type of adjuvant it uses to enhance its immunogenicity. Aluminium-based compounds are the oldest adjuvants and have been used in vaccines for the past 70 years. Most commercial adjuvanted vaccines today use aluminium salts, such as aluminium hydroxide, as an adjuvant. However, as aluminium has been linked to localised side effects such as rashes, swelling and pain at the injection site of the vaccine, efforts have been made to develop other potent adjuvants that are better tolerated by vaccine recipients.

THE VACCINE MARKET

The vaccine field is undergoing an innovation-driven revolution, fuelled by a greater understanding of the mechanism of disease and how the immune systems can be harnessed to target it. This has led to greater focus on the development of new vaccines, not only to prevent disease, but also to treat it, and not only with respect to infectious diseases, but also to diseases such as cancer and autoimmune disorders.

The advent of new technologies, particularly the use of the recombinant DNA technology to engineer vaccines, has resulted in a new generation of tailor-made vaccines entering research programs. These research programs are designed to either improve currently available vaccines or to challenge unmet medical needs.

An additional innovation in the field of vaccines is the development of combination vaccines. Combination vaccines allow for protection against several infectious agents with one dose. They have become the dominant formulation for paediatric vaccines in the European market and are in late stage clinical trials in the USA. The combination vaccines under development include pertussis, diphtheria, tetanus, poliomyelitis, *Haemophilus influenzae* type b ("Hib") and HBV components. The use of combination vaccines reduces the number of injections given to patients and is thereby reducing the risk of patient infection and increasing the efficacy of vaccination programs. Supranational organisations are therefore showing strong interest in combination products including DtaP, HBV and Hib. Because they are safer and more convenient than traditional monovalent vaccines, combination vaccines can be priced at a premium as compared with a monovalent vaccine. GAVI expects 90 percent of paediatric vaccines to be combination products within 4 to 5 years.

Public organisations such as the World Health Organisation and GAVI and private vaccine initiatives such as the Gates Foundation have all made vaccine development a priority. Most of these initiatives involve the prevention and treatment of infectious diseases. A number of global trends are contributing to the increasing demand for vaccines for infectious diseases, including improvements in the efficacy and tolerability of vaccines, increased recognition of the benefits of vaccines and greater focus on immunisation coverage in developing nations.

In 2000, sales from vaccines were more than $5 billion. It is estimated that the market will grow to $8 billion by 2005 and more than $15 billion by 2010, representing a compound annual growth rate of 12 percent. By contrast, the global pharmaceutical market is forecast to grow by approximately 7–8 percent over the same period. It is estimated that there are more than 800 vaccines currently in the pipeline in various stages of development, reflecting this expected market growth.

Currently, developed countries constitute 70 percent of the world's vaccine market. Nonetheless, the market for vaccines in the developing world is growing more quickly than in the developed world, at an estimated rate of over 15 percent per year.

COMPETITIVE ENVIRONMENT

The vaccine industry is currently dominated by four large, global pharmaceuticals companies—Merck & Co, GlaxoSmithKline, Wyeth (formerly American Home Products) and Aventis SA (Aventis Pasteur)—which together account for approximately 80 percent of the market. Each of these companies has substantial research and development resources, production capabilities and marketing and distribution networks, and benefits from significant economies of scale.

The remaining 20 percent of the market is relatively fragmented, divided among smaller, specialised providers including Berna Biotech, Rhein Biotech, Chiron, Powderject, Acambis and Solvay, and over 40 small start-up R&D companies specialising mainly in the field of therapeutic vaccines. The Company believes that this market sector is moving into a period of accelerating consolidation, a trend that may receive additional impetus from the combination between Berna Biotech and Rhein Biotech. Such consolidation may increase the competitive pressures on all industry participants, in particular with respect to the pace of technological and product innovation.

PRIMARY MARKETED VACCINES

The vaccine market can be divided into three categories:

- influenza;
- travel vaccines; and
- childhood immunisation vaccines.

Influenza

Influenza, commonly known as "flu", affects large sections of the world's population each year. The disease is characterised by annual winter outbreaks, which often reach epidemic, and sometimes pandemic, proportions due to the fact that the virus can mutate quickly, often producing new strains against which human beings do not have immunity. Typical symptoms of flu include fever and respiratory symptoms, such as a cough, sore throat, runny or stuffy nose, as well as headaches, muscle aches, and, often, extreme fatigue. These symptoms are usually relatively mild but can become life-threatening in vulnerable patient groups, such as the elderly and immunodeficient individuals. Transmission of the flu virus occurs via droplets of respiratory secretions and, following infection, the incubation period ranges from one to three days.

The world market for flu vaccine was estimated at $700 million for 2001, and is forecasted to grow at approximately 7 percent on a compound annual basis. Approximately 80 percent of the current market, and most of the expected growth, is in Western Europe and the United States.

Aventis Pasteur dominates the influenza vaccine market with Fluzone, the first-ever approved flu vaccine. Sold under different brand names in different countries, Fluzone commands approximately a 50 percent share of the world market. GlaxoSmithKline's Fluarix is also well-established, with an approximate market share of 15 percent. Fluad, Chiron's adjuvenated flu vaccine, is the main direct competitor of Inflexal, Berna Biotech's influenza product. Fluad has been particularly successful in Germany and Italy, and has an estimated 8 percent of the world market.

Growth in the influenza market is currently expected to come from the development of vaccines administered by delivery methods other than injection and for which private consumers should be prepared to pay a premium. Examples include flu vaccines delivered transmucosally via the nasal membranes, such as Aviron's FluMist, which is expected to be on the market for the 2002 or 2003 flu season, and Berna Biotech's Nasalflu product.

Travel Vaccines

Travel vaccines include all vaccine products that protect against diseases which are not endemic to the countries which comprise the major markets for the pharmaceutical industry. Generally, the target population groups for these vaccine products are individuals travelling to endemic regions, although in regions where certain diseases combated by travel vaccines are prevalent, widespread immunisation programs are sometimes undertaken.

According to the World Tourism Organisation, the number of travellers from industrialised nations to developing regions was approximately 50 million in 2000 and is set to grow 5-6 percent each year. This growth in the number of travellers is driven by decreasing relative costs and journey times of travel, increased accessibility to travel and a social trend to travel abroad. Vaccines for Hepatitis B, Hepatitis A, yellow fever, typhoid and cholera are all classified as travel vaccines.

Hepatitis B

Hepatitis B (HBV) is a viral infection of the liver which causes various complications if left untreated. Infection with HBV leads to one of three outcomes. An infected individual may die of fulminant hepatitis within days or weeks after the onset of the disease, recover after symptomatic or asymptomatic infection and develop life-long immunity against the disease, or develop chronic infection for which no specific treatment is available and which may ultimately cause death from cirrhosis of the liver and liver cancer.

Transmission of HBV occurs as a result of the exchange of blood, the exchange of fluids during sexual intercourse, and the exchange of body fluids between an infected mother and a new-born baby during birth (perinatal transmission). Groups of persons at risk for HBV infection include sexually active men and women, healthcare workers, infants born to infected mothers, injection drug users, haemodialysis patients, haemophiliacs and travellers to endemic areas. According to the WHO, approximately 2 billion people world-wide are infected with HBV, of which 350 million are chronically infected.

Currently the largest vaccine market world-wide, the market for HBV monovalent vaccine is estimated at approximately $950 million per year, split between the United States (40 percent), Europe (40 percent) and the rest of the world (20 percent). The market is expected to decline, however, by approximately 11 percent on a compound annual basis. This is due to the increasing number of people being vaccinated at birth with a universal infant vaccine in the United States and Europe, the largest markets. The same trend is not evident, however, in the developing countries in the rest of the world, where strong growth in demand is expected, supported by supranational vaccination programmes like GAVI, to which Rhein Biotech is a major supplier.

Many countries have universal HBV immunisation programmes established—in Europe, only the Scandinavian region, the United Kingdom and The Netherlands have yet to introduce such programmes.

The key players in the HBV market are GlaxoSmithKline, Aventis Pasteur and Rhein Biotech. In addition to its monovalent hepatitis B vaccine, Hepavax-Gene, Rhein Biotech, in collaboration with Chiron, is developing a combination vaccine against hepatitis B, diphtheria, tetanus, pertussis, and haemophilus influenza type B (Hib). Berna Biotech is developing a hepatitis B vaccine, Bio-Hep-B, which is currently in phase III clinical trials and is intended for sale to private sector customers.

Hepatitis A

Hepatitis A (HAV) is a highly contagious infection that causes acute inflammation of the liver. HAV is generally contracted orally through faecal contamination of food or water, and is considered the least dangerous form of hepatitis because it does not lead to chronic inflammation of the liver. HAV commonly spreads through improper handling of food, contact with household members, sharing toys at day-care centres, and eating raw shellfish taken from polluted waters. Approximately 1.4 million HAV infections are reported world-wide every year.

The HAV market is divided geographically between countries in which the disease is endemic and countries in which it is not, as the target groups for sales of vaccines in endemic areas, such as Latin America, Asia and Eastern Europe, are different to the target groups in non-endemic areas, such as North America and Western Europe.

GlaxoSmithKline, Merck and Aventis Pasteur are all key players in the monovalent HAV market. In addition, GlaxoSmithKline markets a combination vaccine for HAV/HBV, and combination vaccines for HAV and typhoid fever have been recently introduced by Aventis Pasteur and GlaxoSmithKline. Berna Biotech currently markets Epaxal for HAV throughout Europe, and is currently evaluating the possibility of introducing its own combination vaccine for HAV and typhoid based on its conjugate technology.

Yellow fever

Yellow fever is a viral disease transmitted by infected mosquitoes. Characteristics of the disease include acute fever, chills, rheumatic pain and nausea. Approximately 200,000 cases of yellow fever are reported world-wide each year, with a mortality rate of 15 percent. The disease is endemic in Central Africa and South America.

The leading players in the yellow fever vaccine market in Europe are Aventis and Powderject, which is the market leader in the United Kingdom. Berna Biotech is developing a yellow fever vaccine based on know-how it has received from the Robert Koch Institute, which is currently undergoing phase III clinical testing.

Typhoid fever

Typhoid fever is a debilitating and life-threatening illness caused by the bacteria *Salmonella typhi*. Symptoms of typhoid fever include fever, stomach pains, weight loss, loss of appetite, delirium, severe diarrhoea (in children) and constipation (in adults). Typhoid fever is transmitted by faecal contamination of food or water, or by person to person contact. Approximately 16 million people world-wide develop typhoid each year and the approximately 4 percent of patients with typhoid fever die. The disease is endemic to Africa, Asia (except Japan) and Latin America.

The key players in the typhoid market are Aventis and GlaxoSmithKline, with their injected vaccine products Typhim and Typherix. Berna Biotech markets Vivotif, the only oral vaccine for active immunisation against typhoid fever, and is developing an additional product in collaboration with Acambis which is currently in phase III clinical development.

Cholera

Cholera is an acute intestinal infection caused by the bacterium *vibrio cholerae*. This organism produces an enterotoxin that can lead to vomiting and copious production of painless, watery diarrhoea in an infected person. Without immediate treatment, infection can lead to severe dehydration and eventually death.

However, the majority of those infected remain asymptomatic and in 90 percent of cases where symptoms do develop these are generally mild and indistinguishable from other types of acute diarrhoea.

Berna Biotech currently markets Orochol, the only licensed vaccine containing live-attenuated bacteria for oral immunisation against cholera. This product is primarily sold in Switzerland and Australia. Powderject markets a competing product, Dukoral, in Sweden, which it has filed for EU registration.

Childhood Immunisation Vaccines
Childhood immunisation vaccines encompass all vaccines administered to children during their first five years. Included in this category are vaccines for measles, mumps and rubella (often given in one combination vaccine commonly referred to as the "MMR" vaccine), diphtheria, tetanus and pertussis (also often given in one combination vaccine) and polio. These three markets have a combined global market size of approximately $1.4 billion.

Paediatric vaccines account for an estimated 45 percent of the world vaccine market (approximately $2.5 billion). The bulk of paediatric vaccines are used by public and community health organisation around the world, with a lesser amount provided in private medical practices. The market is estimated to be growing at an annual rate of approximately 7 percent.

The market for paediatric vaccines is dominated by the four largest vaccine companies, Aventis, GlaxoSmithKline, Merck & Co and Wyeth. Berna Biotech currently markets an MMR vaccine, Triviraten, and has a second generation MMR vaccine beginning phase III clinical trials later this year.

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Business of Berna Biotech

For an explanation of certain technical terms relating to the Company's business, see the "Glossary."

Berna Biotech ("Berna Biotech" or the "Company") develops, produces and markets vaccines and immunotherapeutics. Headquartered in Berne, Switzerland, with affiliates in Basel, Switzerland, Spain and Italy, the Company had 641 employees as of 31 December 2001. Berna Biotech's proprietary technology platforms support a broad product portfolio. The Company currently markets four core vaccines and has 15 products in various stages of clinical development, including four products in or entering phase III. The core marketed vaccines are:

- Inflexal V, an influenza vaccine based on Berna Biotech's proprietary virosomal technology;
- Epaxal, the Company's first virosomal vaccine, and the only hepatitis A vaccine that is free of aluminium and thiomersal;
- Vivotif, the only live oral vaccine against typhoid fever; and
- Orochol, the only live oral vaccine against cholera.

The Company also manufactures and sells veterinary products, primarily in Switzerland, through its animal health business, Dr. E. Gräub AG. Management considers this a non-core business.

The Berna Biotech Group achieved consolidated gross sales of CHF 303.8 million and consolidated net income of CHF 41.4 million in 2001. Excluding revenue attributable to extraordinary sales of smallpox vaccine and to discontinued operations, the Company had gross sales of CHF 88.8 million, of which CHF 65.7 million came from vaccines. See "—Extraordinary Sales of Smallpox Vaccine."

DEVELOPMENT OF THE COMPANY

The Company was founded more than 100 years ago and operated until recently under the name Swiss Serum and Vaccine Institute. Starting in 1999, the Company embarked on a wide-ranging restructuring effort designed to divest its non-core business activities and to focus its operations on the development and production of innovative vaccines based on advanced technology, which Berna Biotech believes offers good prospects for profitability and growth. Major steps taken in accordance with this restructuring effort have included:

- Installation of a new management team, led by the current chief executive officer, Kuno Sommer, and chief financial officer, Rolf Gasser. The new management team was further strengthened by the addition of experienced executives in the areas of clinical research, medicine and marketing and sales;
- Streamlining the Company's business by eliminating non-vaccine products and less profitable vaccines, reducing the number of marketed products in the Company's portfolio by more than two-thirds;
- Withdrawal of the Company from its protein chemistry or plasma fractionation business. This is expected to be completed by the end of 2002;
- Restructuring of affiliate relationships and distributor networks to focus on the vaccines business;
- Sale of the Company's US subsidiary to its former minority shareholder in July 2001;
- Sale of the Company's OTC business to Laboratorio Farmaceutico of Pavia, Italy in November 2001; and
- Restructuring of the Company's animal health division as an independent legal entity, Berna Veterinär AG in order to rationalise the Company's veterinary products business. The new company was established as a subsidiary of Dr. E. Gräub AG.

As part of the restructuring and reorientation of its business, the Company changed its name to Berna Biotech AG and, in June 2001, listed its shares on the SWX Swiss Exchange in an initial public offering. The offering raised proceeds of CHF 148.5 million which, together with the revenues from its recent sales of smallpox vaccine (see "—Extraordinary Sales of Smallpox Vaccine" below), left the Company with substantial cash resources, enabling it to develop its core vaccine business through new research and development initiatives and to pursue opportunities for expansion through acquisitions.

As a result of the changes it has effected, Berna Biotech is now organised as an integrated and focused producer of vaccines, with capability in research and development, production and sales and marketing.

GROUP STRUCTURE AND SUBSIDIARIES

The following chart sets forth the corporate structure of the Berna Biotech group:


Berna Biotech AG
Berne, Switzerland
Instituto Sieroterapico
Berna s.r.l.
Como, Italy
(100%)
Instituto Berna de
España S.A.
Madrid, Spain
(100%)
Dr. E. Gräub AG
Berne, Switzerland
(100%)
Pevion Biotech AG
Berne, Switzerland
(50%)
Etna Bio SpA
Cantania, Italy
(100%)
Berna Veterinary
Products AG
Berne, Switzerland
(100%)

Istituto Sieroterapico Berna s.r.l, is located in Como, Italy. This company had gross sales (including intragroup transactions) of CHF 42.4 million in 2001 and 70 employees as of the end of that year. Istituto Sieroterapico Berna's continuing operations relate to vaccine development and production, its OTC business having been sold during 2001 and its protein chemistry activities currently being wound down. The company's wholly owned subsidiary, Etna Biotech S.p.A., operates a research centre located in Catania, Sicily. Etna is currently working on three projects in pre-clinical development.

Instituto Berna de España S.A. is located in Madrid, Spain. This company had gross sales (including intragroup transactions) of CHF 17.1 million in 2001 and 77 employees as of the end of that year. The Instituto Berna de España is responsible for Berna Biotech's activities in the Spanish and Portuguese markets, and its chief executive officer oversees Berna Biotech's business in the Latin American market. The company owns a vaccine production facility in Algete near Madrid.

Dr. E. Gräub AG is located in Berne, Switzerland and is active exclusively in the veterinary business. Founded in 1920 by the veterinarian Dr. E. Gräub, the company was acquired by Berna Biotech in 1974. Dr. E. Gräub AG is active in the development, registration, production and distribution of veterinary products as well as veterinary diagnostics. The product line comprises pharmaceutical and biological preparations and supplements, as well as care products and diet products for dogs and cats. As part of the Company's recent restructuring, Berna Biotech's other animal health activities were transferred into a new subsidiary of Dr. E. Gräub AG, Berna Veterinär Produkte AG. This company operates a marketing and sales organisation which is active in the distribution of veterinary products in Switzerland. The two companies had gross sales of CHF 23.0 million in 2001, and 62 employees, including 16 academics and 13 veterinarians, as of the end of that year.

TECHNOLOGY PLATFORM

In addition to its experience in bacteriology, virology and immunology, the Company's core areas of technical expertise include the development of innovative technology platforms. The Company currently has six proprietary technology platforms supporting marketed or developmental products, with a number of additional platforms in the discovery phase.

Virosomes

The fact that the safest form of vaccine involves molecules that are relatively weak immunogens has posed a major challenge in vaccine research and development. Vaccines that are composed of weak immunogens must have adjuvants added to them to enhance their immunogenicity. Typically, aluminium salts are used for this purpose. Aluminium, however, can trigger local secondary reactions in vaccine recipients and, conversely, can interfere with the immune response. Moreover, aluminium-based vaccines often trigger an antibody response, whereas a cellular immune response is thought to be important in clearing many diseases, especially those caused by viruses. Many companies are accordingly working to develop more effective vaccine systems using an adjuvant other than aluminium, or no adjuvant at all.

Virosomes are spherical phospholipid vesicles that harness the cell-targeting and entry activity of influenza virus for delivery of antigens to the cell interior, thus stimulating both arms of the immune system. As they use a targeting system to induce an immune response, they are very well tolerated and, due to their natural composition, are biodegradable.

The patented virosome technology platform is characterised by a high degree of flexibility with respect to the development of modern prophylactic vaccines, and may provide the basis for new therapeutics.

In the 1990s, Berna Biotech made a significant achievement in the development of alternatives to adjuvant-based vaccines with its launch of Epaxal, the first virosomal vaccine for hepatitis A. With its development of Epaxal, Berna Biotech became the first company to offer a substitute for aluminium as an adjuvant. This was followed by registration of Inflexal V, a trivalent vaccine for parental immunisation.

Virosomal Nucleic Acid Vaccination

In addition to their potential as antigen transfer systems, virosomes are being explored as carrier systems for innovative vaccines based on nucleic acids (RNA or DNA). In this application, virosomes are used to protect the fragile nucleic acid from destruction during administration, as well as targeting the nucleic acid intracellularly. Once the genes are transferred, the antigens for which the genes code are produced in the cells via the cell's own transcription and translation systems. This virosomal nucleic acid vaccination strategy opens up new possibilities for induction and modulation of the immune response.

Targeted Virosomes

Berna Biotech has a discovery-stage project investigating the possibility of cancer treatment using monoclonal antibodies to target chemotherapeutic-filled virosomes to tumours.

Polysaccharide—Protein Conjugates

Technically demanding, polysaccharide-protein conjugates are critical for the induction of long-lasting immunity against encapsulated bacteria in infants. Berna Biotech has a proprietary platform, production expertise, and experience with the development of such vaccines.

Mucosal Vaccination

Viral and bacterial pathogens enter and infect the body primarily through the mucous membranes. Vaccines that are administered through injection cause the body to build up antibodies against particular pathogens in the blood, but do not supply any additional protection at the mucous membrane level.

Berna Biotech bases its approach to research and development of new vaccines on the principle that a vaccine that is administered directly via the mucous membrane will induce a strong local immune response that can provide an extra level of protection at the point of entry. It has been shown that antigens administered through mucosal tissue can cause an immune response not only in the local areas in which the vaccine was administered (e.g., the nasal membranes), but also in mucous membrane areas that are situated away from the location of application (e.g., a vaginal immune response after intranasal inoculation). Therefore, Berna Biotech expects to be able to develop additional vaccines based on the intranasal vaccination strategy.

Live, oral attenuated vaccines induce mucosal immunity. Through targeted mutations in the genome of the pathogenic bacterium, it is possible to render the pathogen innocuous while also enabling it to maintain a limited reproductive capacity in the intestinal tract of the inoculated individual. Because they are orally administered, the vaccines bolster the body's immunity at the site of primary infection, thus enabling it to eliminate the pathogen before it can cause damage. Berna Biotech holds a leading position in this area, as illustrated by its products Vivotif® and Orochol®, which prevent typhoid and cholera, respectively.

However, many diseases cannot be targeted using this approach. In order for local protective immunity to be effectively induced by means of inactivated organisms or purified viral and bacterial components, a suitable mucosal adjuvant may need to be administered with the vaccine. Berna Biotech is thus developing vaccines for mucosal vaccination based on novel formulations with and without mucosal adjuvants. The company's Escherigen Berna® is the first such adjuvant to be registered for use in humans, as an integral component of Nasalflu®, the intranasal flu vaccine.

Recombinant Bacterial Vaccines

Live vaccines are often very effective, but many pathogens are not suitable for development of live vaccines. It is possible to use recombinant DNA technology to modify existing live vaccine strains so that they contain genetic information for antigens normally expressed by other pathogens. Using this approach there are many different and revolutionary application possibilities.

In co-operation with external partners, Berna Biotech is using its established expertise in the development of live bacterial vaccines to develop recombinant vaccines based on new vaccine strains, many of which are already in phase I and phase II clinical testing.

Recombinant Paramyxovirus-based Vaccines

The paramyxoviridae family includes different viruses, some of which cause wide-spread diseases such as measles, mumps, and parainfluenza. Live-attenuated viral vaccines against measles and mumps have greatly contributed to reducing these diseases in industrialised countries.

Berna Biotech has the exclusive license for a patented cloning method which facilitates the modification of the paramyxovirus genome (e.g. attenuated measles vaccine strains) by inserting new genes in order to produce new recombinant virus strains that express new, specific antigens. Thus, attenuated paramyxovirus and live attenuated bacteria can be used for transferring foreign genes and expressing them *in vivo*. Berna Biotech is currently in the pre-clinical phase of developing this technology, which could also be used for manufacturing combined vaccines such as vaccines for measles that also protect against malaria.

Because viruses induce a good cellular immune response, recombinant paramyxovirus vaccines, administered alone or in conjunction with purified antigens (a so called "prime-boost" vaccine strategy), may represent a useful tool in the development of therapeutic vaccines for infectious diseases or tumours.

VACCINE PRODUCT PORTFOLIO AND PIPELINE

Berna Biotech's current portfolio of marketed products is focused on influenza and travel vaccines, and includes four core vaccine products: Inflexal V, Epaxal, Vivotif and Orochol. The Company also has a strong product pipeline, with 15 products at various stages of development, including four products that have entered or will enter phase III of clinical development during 2002.

Marketed Products

Inflexal V. Inflexal V is an injectable influenza vaccine based on the Company's patented virosome technology. Primarily targeting high-risk patients, the vaccine combines high tolerability associated with the absence of aluminium salts together with high immunogenicity in all age groups.

Sales of Inflexal V accounted for approximately 25 percent of Berna Biotech's total gross vaccine sales in 2001. (All figures for vaccine sales by the Company in this section exclude sales of smallpox vaccine). To date, Inflexal V has been marketed primarily in Switzerland and Italy. The vaccine was successfully registered with the EMEA in October 2001, and is scheduled to be introduced in a number of European countries for the 2002 flu season. Key markets in which the Company intends to focus its marketing efforts include the United Kingdom, Spain and Germany.

Berna Biotech believes that Inflexal V can capture an increased share of the growing world market for flu vaccine in the medium term. Its ability to do so will depend on a number of factors, including further development of official vaccination policies in the key markets identified by the Company, the extent to which expanded marketing efforts prove successful in penetrating such markets and the supply of antigens necessary to support increased production.

Epaxal. Epaxal is Berna Biotech's hepatitis A vaccine, the first of the Company's vaccines based on virosome technology. The vaccine has very high tolerability due to the absence of aluminium and is highly effective, offering full immunity in as little as 10 days and lasting for up to 20 years. The vaccine is indicated for adults and children over the age of one.

Epaxal has been marketed in Switzerland since 1994 and throughout Europe since 1997. The product is currently sold in more than 40 countries world-wide under the brand names Epaxal and HAVpur. It accounted for approximately 6 percent of Berna Biotech's total gross vaccine sales in 2001.

In recent years two issues have arisen that have negatively affected sales of Epaxal. In 2000, needles used for administration of the vaccine fell off the syringe during vaccinations, causing the product to be temporarily suspended in the German market. Following re-launch in Germany in May 2001, two batches of the vaccine were recalled by German authorities when contamination with penicillin was found in January 2002. This issue has been addressed, and the Company is currently awaiting authorisation to begin selling Epaxal in Germany again.

Vivotif. Vivotif is a live attenuated vaccine for oral immunisation against typhoid fever, and the only such product indicated for use against *Salmonella typhi*, the most virulent of the typhoid fever-causing bacteria. Vivotif consists of a live strain of *Salmonella typhi* that has been altered so that it can cause immunity, but not the disease. The bacteria are enclosed in coated capsules that dissolve in the intestines, releasing the live organism, which grows and then dies. Vivotif contains no aluminium salts and, because it is administered orally, exhibits very high tolerability and efficacy. The vaccine is indicated for adults and children over the age of five.

Vivotif is currently licensed in more than 50 countries, and accounted for approximately 20 percent of the Company's total gross vaccine sales in 2001. In March 1999, under the Company's previous management, US regulators imposed a ban on imports of Vivotif citing failures in quality assurance and quality control in the Vivotif manufacturing plant. After the plant passed FDA inspection, sales in the United States were resumed in October 2001. Recently, problems developed regarding the stability of Vivotif, requiring the Company to lower the product's shelf life from 18 months to 12 months, which may have a negative effect on sales. A project is underway to evaluate this problem and the Company currently expects that it will be resolved in the near future.

Orochol (Mutachol). Orochol is the only licensed vaccine containing live-attenuated bacteria for oral immunisation against cholera. The oral route of application directly targets the site of primary infection and thus helps to eliminate the pathogen before it can cause damage. Orochol has been shown to be highly effective relative to injected cholera vaccines, with very high tolerability. The vaccine works quickly (within seven days) and provides immunity lasting from seven months to several years. Orochol is indicated for adults and children over the age of two.

Orochol accounted for approximately 2 percent of Berna Biotech's total gross vaccine sales in 2001.

Base Vaccines. Berna Biotech also offers a range of paediatric and booster vaccines in its key markets and, through regional sales partners, world-wide. Sales of one of the more important basic vaccine products, the Triviraten vaccine against measles, mumps and rubella (MMR), have declined during the past three years due to questions regarding the protective function of the mumps component. The following basic vaccines are currently offered by the Company:

		Sold in			
Base vaccine	**Indication**	**Europe**	**South America**	**Asia**	**Rest of World**
Heprecomb	Hepatitis B	x			
Di Te Anatoxal	Diphtheria, tetanus	x	x	x	x
Te Anatoxal	Tetanus	x	x	x	x
Injectable polio vaccine	Polio	x			
Triviraten	Mumps, measles, rubella	x	x	x	x
Encepur	FSME	x			

Products in Clinical Development

Berna Biotech has a substantial number of promising products in various stages of clinical development, including four products that are in or will soon enter phase III testing.

Aerugen. Vaccination with Aerugen aims to prevent the progressive destruction of the lungs in Pseudomonas aeruginosa infection, providing a significant improvement in the quality of life and the extension of life expectancy for cystic fibrosis sufferers. Pseudomonas aeruginosa infections are frequent, difficult to treat and a significant cause of mortality in such patients. Based on a patented conjugation technology, Aerugen is the most advanced vaccine for the prevention of Pseudomonas aeruginosa infections, and the Company believes it offers the first effective long-term prophylaxis for such infections. A phase III clinical study of the vaccine involving 46 centres, in four European countries, is currently ongoing.

Aerugen has been granted "orphan drug" designation both in Europe and in the United States. "Orphan drug" is the term applied to pharmaceuticals specially developed to combat rare diseases for which there is a significant unmet clinical need. Orphan drug status confers eligibility for various financial benefits and incentives, including a significant period of marketing exclusivity (seven years in the United States, up to ten years in Europe) upon registration with the FDA and the EMEA, respectively. The Company currently anticipates that Aerugen will be ready for market launch in 2005.

Bio-Hep-B. Bio-Hep-B is a third-generation hepatitis B vaccine. Currently-available vaccines are produced using recombinant DNA technology in yeast cells, and contain the S-protein component of the hepatitis B surface antigen (HBsAg), but not the pre-S1 or pre-S2 components. Various studies have shown, however, that the pre-S components play a key role with respect to HBV immunogenicity and protection. Bio-Hep-B shows significant improvement over conventional yeast-based vaccines both in terms of the level of the immune response and the speed with which protection is induced. The vaccine has shown safety and efficacy in two clinical trials, and only two doses are needed to elicit protection compared with the traditional three dose vaccines. The vaccine could prove to be especially useful for the immunisation of so called non-responders to the traditional vaccines. The rate of poor or non-responders in some populations is currently up to 20 percent, and is much higher in at-risk groups such as immunosuppressed patients and dialysis patients.

Berna Biotech has licensed Bio-Hep-B from Bio-Technology General (BTG) of the United States. The product has already been registered and is currently on the market in Israel.

Yellow fever vaccine. Since 1963, a yellow fever vaccine has been produced by the Robert Koch Institute, Berlin. Based on attenuated viruses grown on chick embryos, the vaccine is safe, highly immunogenic and well tolerated. Protection starts from ten days after a single dose and persists for ten years.

At present, there is a world-wide shortage in the supply of yellow fever vaccines. In 1999, Berna Biotech acquired the rights and know-how for the RKI vaccine. The transfer of the RKI technology has been completed and preparations are being made to begin production. The Company intends to launch a phase III clinical study to demonstrate the consistency of the vaccine starting in the third quarter of 2002. Assuming the study is successful, Berna Biotech currently expects to launch the vaccine in Switzerland and Germany in 2003 and in the rest of Europe in 2004.

Second-generation MMR vaccine. Berna Biotech's new vaccine product for combined immunisation against measles, mumps and rubella will contain a new mumps strain and is expected to show a superior immunogenicity and tolerability profile over previous vaccines. Produced entirely in human diploid-cell cultures, the vaccine will be free from egg proteins and antibiotics. This makes the product safe for patients with egg protein allergy and is expected to provide higher tolerability. Data from phase II clinical studies suggest that the vaccines may cause less fever than currently marketed MMR vaccines. A phase III trial programme is currently being planned to begin later this year.

New typhoid fever vaccine. Working in collaboration with the British company Acambis, Berna Biotech is developing a prophylactic live oral vaccine with an improved immunogenicity profile over previous vaccines. This new product is anticipated to be highly immunogenic, inducing strong immune responses with fewer doses, and is expected to be especially useful for the prophylaxis of typhoid fever in travellers to endemic areas. The Company intends to seek world-wide registration for this new typhoid vaccine, and is targeting product launch in 2007.

Nasalflu

Nasalflu is a nasal spray vaccine for influenza, combining Berna Biotech's proprietary virosome and mucosal adjuvant technologies to provide dual protection against the disease. The spray induces the formation of influenza-specific neutralising antibodies not only in the blood but also in the nose and throat where infection occurs. This is a significant advantage as compared with intramuscular vaccines, as the rapid immune response to the virus at the mucosal level substantially reduces the risk of infection and virus transmission.

Nasalflu was launched on the Swiss market in the second half of 2000, but was subsequently withdrawn by Berna Biotech in order to permit investigation of a possible connection between the application of Nasalflu and the occurrence of transient facial paralysis (Bell's Palsy). Berna Biotech commissioned a new large-scale clinical trial to seek to exclude a possible association between Nasalflu and Bell's Palsy. In June 2002, the Company concluded that a possible association could not be excluded based on preliminary results of this study. The Company has accordingly decided to discontinue the study, and to focus its resources on developing a second-generation product based on the same technology platform. Phase I or II clinical studies are planned for later in 2002.

Berna Biotech has an agreement in place with Aventis Pasteur relating to the production and distribution of Nasalflu and to the development of a second generation product based on the same technology platform as the first generation Nasalflu. As a consequence of the above developments, milestone payments that might otherwise have been due to the Company with respect to the first generation product (Nasalflu) under this agreement will be forgone. However, Berna Biotech remains entitled to receive certain milestone payments under the agreement with Aventis Pasteur upon the second generation product achieving certain milestones.

Products in Pre-Clinical Development

Berna Biotech intends to explore and exploit the potential of its technology platforms for the development of prophylactic and therapeutic vaccines, and is accordingly pursuing a series of research projects in various areas, both internally and in close collaboration with academic and commercial partners. Vaccines in the pre-clinical phase of development include products aimed at traveller's diarrhoea, respiratory syncytial virus (RSV), parainfluenza virus (PIV), human papillomavirus (HPV), therapeutic hepatitis B and (through its Pevion Biotech joint venture with Bachem) malaria, hepatitis C, melanoma and Alzheimer's disease.

EXTRAORDINARY SALES OF SMALLPOX VACCINE

Following the events of 11 September 2001, Berna Biotech signed agreements with a number of different governments for the sale of smallpox vaccine, which the Company had kept on hand after production stopped in the late 1970s. Although the Company has no plans to resume production of smallpox vaccine and does not expect these sales to be repeated, smallpox vaccine nonetheless generated sales of approximately CHF 150 million in 2001 and an additional CHF 20 million in the first few months of 2002.

RESEARCH AND DEVELOPMENT

Berna Biotech's main research and development facility is located in Berne, Switzerland. Research and development activities for Berna Biotech's product pipeline are carried out at the Berne facility and at the research centre of Berna Biotech's wholly-owned subsidiary, Etna Biotech S.p.A in Catania, Sicily. In addition to research and development activities, the Berne facility is also a major centre of vaccine production for the Company. Together, the Berne and Catania facilities employ more than 90 people.

In February 2001, the Company began construction of a new Centre for Vaccine Research, Development and Production in Berne, which will include modern, state-of-the-art laboratories as well as a pilot plant for the production of new vaccines. The Centre is expected to open in August 2002.

Berna Biotech's research and development strategy is to maximise its chances of achieving new innovations with minimal risk to its business and financial condition. To this end, Berna Biotech uses established technologies to develop new vaccines, explores the application of established technologies in novel ways, and collaborates with academic and industrial partners in developing new vaccines in order to ensure a higher probability of success.

Berna Biotech's research and development activities are focused on three main areas of innovation:

- developing new carriers and adjuvants such as virosomes, conjugates and live bacterial and viral vectors;
- developing new methods of administering intranasal, oral and transcutaneous vaccines; and
- identifying new antigens to target diseases for which there is currently no effective vaccine (prophylactic or therapeutic), such as traveller's diarrhoea, parainfluenza virus, respiratory syncytial virus, malaria, hepatitis C, human papillomavirus, melanoma and Alzheimer's disease.

Berna Biotech has entered into a number of important alliances in order to optimise the development of its product portfolio:

- *Pevion Biotech AG*—an equal joint venture with Bachem AG of Bubendorf, Switzerland, in order to build on the companies' expertise to develop innovative vaccines based on Bachem peptides and Berna Biotech virosomes. Along with prophylactic vaccines, therapeutic vaccines will be a significant focus of attention. Berna Biotech and Bachem have each invested CHF 3 million in Pevion and have each undertaken to invest CHF 7 million more provided Pevion achieves certain milestones in the coming years. The new company has been in operation since the beginning of 2002 and aims to gain a leading role in the field of peptide vaccines world-wide. A number of Berna Biotech projects currently in the pre-clinical phase have been transferred to Pevion, including projects for the development of vaccines for melanoma, malaria, hepatitis C and Alzheimer's disease.
- *Acambis*—an agreement for the joint development of a new oral vaccine for typhoid fever, based on Acambis technology, and of a combined typhoid/cholera vaccine.
- *Iomai Corp.*—joint development of prophylactic and therapeutic vaccines to be administered through the skin, combining Iomai's patch technology for transcutaneous immunisation with Berna Biotech's expertise in the development of vaccines and novel adjuvants.
- *Hesperion*—partnership for clinical development of new vaccines within the framework of a joint Centre of Excellence for Vaccine Development, which Berna Biotech believes will enhance its capacity for rapid clinical development of its pipeline.

MANUFACTURING

Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer's authorisation and must comply with the requirements of "Good Manufacturing Practices" incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer's manufacturing authorisation. Currently, all of the Company's production facilities meet European GMP standards.

Berna Biotech has its manufacturing facilities in Berne, Switzerland. Facilities are maintained for the production of Vivotif/Orochol, Epaxal, Bio-Hep-B, Aerugen and MMR vaccine. All of these production facilities are owned by the Company.

In February 2001, Berna Biotech began construction of a new Centre for Vaccine Research, Development and Production in Berne. The multifunctional facility, scheduled to open in August 2002, will include not only state-of-the-art laboratories but also a pilot plant for the production of new vaccines. The Centre will also serve as the production facility for Aerugen. The total cost of the Centre is approximately CHF 20.6 million.

CUSTOMERS, MARKETING AND DISTRIBUTION

Berna Biotech markets its products primarily to private clients, such as specialised travel clinics, doctors, hospitals and pharmacies and through wholesalers.

Berna Biotech has an established sales and marketing infrastructure in Switzerland, Spain and Italy, including 20 employees in Switzerland, 50 in Italy and 15 in Spain. The Company plans to retain a direct market presence in each of these markets following the combination.

Berna Biotech's existing products are marketed outside of Switzerland, Italy and Spain through distributors. Following efforts to streamline and nationalise its marketing and distribution arrangements, Berna Biotech has distribution agreements for its vaccine products with more than 15 companies throughout the world, each specialising in regional distribution, including an alliance with Diethelm Keller for the marketing and distribution of the Company's existing products in Bangladesh, Cambodia, Hong Kong, Indonesia, Laos, Malaysia, Myanmar, Nepal, the Phillippines, Sri Lanka, Taiwan, Thailand and Vietnam.

Products currently in development will primarily be commercialised through strategic alliances such as those with:

- *Aventis Pasteur*—an exclusive alliance with the global leader in the flu vaccine sector, for global production, distribution and further development of nasally administrated flu vaccines.
- *Orphan Europe*—an alliance for the registration and marketing of Aerugen in Europe. Orphan Europe is a pharmaceutical company specialising in the development and marketing of "orphan drugs" in Europe.

INTELLECTUAL PROPERTY

The success of Berna Biotech's business depends in part on the protection of its intellectual property. It is Berna Biotech's policy to seek patent protection, wherever possible and appropriate, in respect of any technology or product that is important to the development of its business. In addition, to protect its trade secrets and proprietary know-how, Berna Biotech follows a policy of concluding appropriate written confidentiality and proprietary information agreements with its employees, consultants and any existing and potential collaborators. Berna Biotech also includes confidentiality and non-competition provisions in employment contracts with certain of its employees as a matter of course.

Trademarks

Berna Biotech strives to build global markets for its core products. New trademarks are registered on a worldwide basis. The Swiss registration is filed and subsequently maintained by a law firm specialised in these matters. This law firm also co-ordinates the registration filings and the maintenance in other markets, which are undertaken in cooperation with corresponding trademark professionals in the respective countries. The Company oversees and supports these registrations, and where legally possible, new trademarks and products are registered in the name of the Company. Distribution and agency agreements normally include a clause specifying that, at the termination of the agreement, trademark and product registration rights return to Berna Biotech.

The Company is the owner of over 150 registered trademarks. The most important in the largest sales markets are: Berna, the Berna Logo, Aerugen, Te Anatoxal Berna, Di Anatoxal Berna, Di Te Anatoxal Berna, Epaxal, Epaxal Berna, Escherigen, Heprecomb, Inflexal, Inflexal Berna, Orochol, Triviraten, Triviraten Berna, Vivotif and Vivotif Berna.

Patents

The success of the Company depends in part on its ability to obtain patent protection for its technologies, products and inventions. The Company therefore seeks patent protection, whenever possible and appropriate, in respect of any development that is important to the Company's business. The Company uses all necessary measures to protect these patents. The Company has 11 patents and 5 pending patent applications.

Patents are filed on a world-wide basis by specialised law firms and patent attorneys. The maintenance of the Company's patent portfolio also includes the support of specialists of the Swiss Federal Institute of Intellectual Property.

The following is a summary of the Company's families of patents as of 31 December 2001 The patents were filed in jurisdictions around the world, including the European Union (the European Patent), the United States, Canada and Switzerland. Many of the patents may be extended for an additional five-year period upon their registration.

Subject of Patent	Year Granted	Expiry Date
Intravenously administrable human Immunoglobuline and process for its preparation	1982	2002
Monoclonal anti-tetanus toxin antibodies and pharmaceutical compositions containing them	1992	2012
Klebsiella capsular polysaccharide vaccine	1986	2006
Conjugate vaccines against infections by gramnegative bacteria, methods for their preparation and their use	1986	2006
Recombinant live vaccines against gram-negative enteric pathogens	1992	2012
Escherichia coli O-polysaccharide-protein conjugate vaccine	1992	2012
Living vaccine against mumps and process for preparing it	1986	2006
Process for the preparation of a rabies vaccine and the vaccine obtained by this process	1986	2006
New hepatitis A virus strain, method for the isolation of new hepatitis A virus strains and hepatitis A vaccines	1992	2012
Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them	1992	2012
cDNA corresponding to the genome of negative-strand RNA viruses, and process for the production of infectious negative-strand RNA viruses (Limitations by EPO upon objections; appeal of the Company against these in May 2002)	1995	(2015)

The following is a summary of the Company's patent applications:

Subject of Patent Application	Year of application	Anticipated Expiry Date (if granted)
Live vaccines against gram-negative pathogens, expressing heterologous O-antigens	1996	(2016)
New method for isolating polysaccharides	1998	(2018)
cDNA corresponding to the antigenome of nonsegmented negative strand RNA viruses, and process for the production of such viruses encoding additional antigenically active proteins	1996	(2016)
An influenza enveloped DNA vaccine	1998	(2018)
Pharmaceutically active composition and dispensing device	1999	(2019)

The following is a summary of the patent status of the Company's major products:

Product Name	Subject of Patent	Expiry Date
Aerugen	Conjugate vaccines against infections by gramnegative bacteria, methods for their preparation and their use	2006
Epaxal	New hepatitis A virus strain, method for the isolation of new hepatitis A virus strains and hepatitis A vaccines	2012
	Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them	2012
Inflexal V	Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them	2012
Meningococcen PS A+C	New method for isolating polysaccharides	*Application Pending*
Nasalflu	Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them	2012
	Pharmaceutically active composition and dispensing device	*Application Pending*
Orochol	Method of isolating restriction fragment deletions in *Vibrio cholerae,* and products thereof and *Vibrio cholerae* strain CVD103HgR, method of making same, and vaccines derived therefrom (License)	2004/7/9 2012/14

EMPLOYEES

Berna Biotech enters into written employment contracts with its employees which include confidentiality and non-competition provisions as a matter of course. Berna Biotech and its subsidiaries are not bound by collective bargaining agreements. Berna Biotech has a staff council of 12 members, six as representatives of the employees, and six as representatives of the employer, which meets at least once a year or upon special events in order to inform the employees on a regular basis.

As of the date of this Prospectus, Berna Biotech has not experienced any strikes or other similar interruptions of work at any of its facilities.

The following tables show the average number of full-time equivalent employees employed by Berna Biotech by division and by location end of 2001:

Division	Employees
Production and Distribution	280
Marketing	109
Quality Control	101
Administration	91
Research and Development	60
Total	641

Location	Employees
Switzerland[1]	493
Spain	78
Italy	70
Total	641

(1) *Includes animal health business, which had 62 full-time equivalent employees end of 2001.*

PROPERTIES

Berna Biotech's headquarters is located in Berne, Switzerland. The Company also has office space, production facilities and storage space in Switzerland, Italy and Spain. The Company owns all of its business premises and production facilities.

The following table sets out information regarding the Company's property and facilities:

Location	Use
Berne, Switzerland	Headquarters, production facilities, office space and storage buildings
Grafenried/Thoerishaus, Switzerland	Production facilities, office space and storage buildings
Como, Italy	Office space
Madrid, Spain	Production facilities, storage buildings and office space

INVESTMENTS

The Company is investing in two new production facilities. The Company is building a new cGMP production facility on its Thörishaus site, which will be dedicated to the production of a new third-generation vaccine against hepatitis B and includes a full range of state-of-the-art equipment for mammalian cell culture production. The Thörishaus facility is currently expected to be completed in early 2003. In addition, the Company has continued work on the construction of the Centre for Excellence in Vaccine Development, in Berne, Switzerland, which is currently expected to be completed in late 2002. The Company is investing a total of approximately CHF 45 million on these projects.

LEGAL MATTERS/LITIGATION

The Company is from time to time party to or named as a defendant in lawsuits, claims, investigations, arbitration and proceedings which are dealt with in the ordinary course of its business. The Company is currently aware of three lawsuits pending against it. However, the Company is not and has not been party to any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this Prospectus, a material adverse effect on the business or financial condition of the Company, nor, is it aware that any such proceedings are threatened or pending.

Management

SHAREHOLDINGS OF BOARD MEMBERS AND MANAGEMENT

Members of the Company's Board of Directors hold 5,871 shares in the Company, and members of the Company's Executive Board hold 364 shares in the Company.

TRANSACTIONS WITH DIRECTORS AND OFFICERS

As at the date of this Prospectus, the Company does not have any loans outstanding to directors or officers.

In the event of a change of control in the shareholdings of the Company, or of a termination of their employment agreements without cause, certain members of the Company's Executive Board (the "Executive Board"), whose employment with the Company is terminated in connection therewith, will receive remuneration amounting to two years' compensation (for two of the Executive Board members) and one year's compensation (for one of the Executive Board members).

Furthermore, there are no interests of members of the Board of Directors or the Executive Board in transactions effected by the Company which are or were unusual in their nature or conditions.

As of 7 January 2002, Berna Biotech entered into a joint venture agreement with Bachem AG to found a jointly-held company, Pevion Biotech AG, with a share capital of CHF 2,000,000 ("Pevion Biotech"). The chairman of the board of directors of Pevion Biotech will be Peter Grogg, who also serves as a member of the Board of Directors of Berna Biotech. Pursuant to the Company's by-laws, in the event that the Board of Directors of Berna Biotech must vote on an issue which is directly related to Pevion Bachem, Mr. Grogg will be prohibited from voting.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Under Swiss law, the Board of Directors is ultimately responsible for the general policies and management of the Company. The Board of Directors establishes the strategic, accounting, organizational and financing policies to be followed by the Company, approves the Company's financial statements and major investments, acquisitions and divestitures, appoints and is authorized to dismiss the members of the Executive Board, as well as certain other executive officers or authorized signatories of the Company without the approval of the Company's shareholders.

The Articles of the Company provide that the Board of Directors (*Verwaltungsrat*) must consist of at least 5 members at any time. The Board of Directors is appointed by the Company's shareholders at its annual shareholders' meeting. Each member of the Board of Directors is elected for a term of three years and may be re-elected to successive terms. The members of the Board of Directors are appointed or removed exclusively by shareholders' resolution. In accordance with Swiss law, a majority of the members of the Board of Directors of the Company must be citizens of and domiciled in Switzerland.

The Board of Directors is entrusted with the preparation of the shareholders' meetings and carrying out of the shareholders' resolutions. The Board of Directors has, pursuant to written organizational regulations, delegated the conduct of day-to-day business operations to the Executive Board under its control and supervision.

The following table sets forth the name, year of birth and principal positions of each member of the Board of Directors along with a brief description of each member's business experience and education::

Name	Year of Birth	Position
Peter Giger	1938	Chairman of the Board
Ulrich A. Ammann	1946	Vice-Chairman
Prof. Dr. Urs B. Schaad	1945	Non-Executive Director
Dr. Peter Grogg	1942	Non-Executive Director
Dr. Claude Thomann	1951	Non-Executive Director
Jürg Legler	1958	Non-Executive Director
Ulrich Winzenried	1955	Non-Executive Director

The members of the Board of Directors can be contacted through the Company's registered offices at Rehhagstrasse 79, 3018 Berne, Switzerland.

Peter Giger graduated from the University of Berne Business School as *lic.rer.pol.* in 1963. After several foreign stays in North- and South America he entered a family-owned company in 1965. Mr. Giger became its CEO in 1967, and, since 1991, has been Chairman of the Board and Managing Director of Hans Giger Holding AG (food and luxury industry, coffee roasting). He also holds several mandates as member of the Boards of Swiss and/or Bernese companies in the service and leisure industry.

Ulrich A. Ammann is a machine and production engineer. He graduated from the Swiss Federal Institute of Technology Zurichin 1971 and earned his MBA from INSEAD Fontainebleau in 1975. He was significantly involved in the buildup of the Ammann Group in Langenthal, a group specialized in construction machines and construction site equipment. Mr. Ammann is a member of the Board of Ammann Group (strategic level) and is responsible for several key technical projects as a member of its Executive Board.

Prof. Urs B. Schaad graduated in 1971 as Dr. med. (MD) from the University Medical School in Berne, finished his training in Pediatrics in 1978 and thereafter specialized in Infectiology in Berne and Dallas, Texas. In 1983, he became Assistant Professor (Privatdozent) and in 1989 Associate Professor of Pediatric Infectious Diseases at the University of Berne. In 1993, he was appointed Chairman and Ordinarius of Pediatrics at the University Children's Hospital of Basel, where he has also served as Medical Director since 1996. Professor Urs B. Schaad is a member of various national and international committees and professional organizations in Infectiology and Vaccinology. He has published over 200 articles in his field of interest which includes bacterial meningitis, cystic fibrosis, antibacterial therapy and vaccines. He has been a member of the Board of Directors since 1991, and he has served as chairman of the Scientific Board of Berna since 1993.

Peter Grogg, Dr. h.c., completed his training as laboratory assistant at Ciba AG. Beginning in 1961, he worked in several functions in peptides research at Ciba AG. In 1964, he became a partner at Fox Chemical Corporation in Los Angeles. In 1971, Mr. Grogg founded his own company, Bachem AG, which went public in 1998 and holds a leading position in peptide production worldwide. Mr. Grogg still owns a majority of shares in Bachem AG and is serves as Chairman of its board of directors. He is also a member of the management board of the Swiss Chemical Society in Zurich and of the board of the foundation REHAB in Basel. Mr. Grogg was awarded an honorary doctorate from the University of Basel in 1998.

Jürg Legler finished his studies at the Technical School of Economics and Administration in Zurich in 1984. From 1985 until 1990 he held several positions in the financial sector of Credit Suisse Group. In 1988, he completed a management training program at Credit Suisse in Canada with a specialization in Canadian Securities. Since 1990, he has been working for Bank EEK in Berne, currently in the position of a Deputy Executive Director and member of the Executive Board. He is a member of the Admission Office of Berne Telephone Stock Exchange as investor representative and expert on economics at the regional TV station "Telebärn".

Claude Thomann completed his studies of law at the University of Berne (attorney-at-law and admitted to the bar in 1978, Dr.iur. 1980), the University of Chicago (LL.M. 1997) and the University of Strasbourg. He has been an attorney with the law firm Kellerhals & Partner in Berne ever since, starting from 1984 as a partner, and since 2000 as managing partner. Among his other responsibilities, he serves as Chairman of the Medicinal Cluster of Berne and counsel to SWISSCANCER.

Ulrich Winzenried earned the Swiss Commercial Diploma in 1974 and a business degree at the Technical School of Economics in Berne in 1980. From 1980 until 1999, he held several leading positions at F. Hoffmann-La Roche AG in Switzerland and abroad. In his last years with Roche, he was responsible for the planning and integration of commercial operations, including global logistics activities related to the acquisition of Boehringer Mannheim. Afterwards he became an Executive Director and Member of the Division Board Diagnostics for the business unit International. Since 1999, Mr. Winzenried has been CEO of the building insurance company in Berne.

At the general shareholders' meeting on 28 May 2002, two new representatives of Rhein Biotech were elected to the Board of Directors, who will assume positions on the Board upon the successful completion of the Takeover Offer:

Name	Year of Birth	Position
Dr. Ernest de la Houssaye	1942	Non-Executive Director
Dr. Eungjoon Jo	1952	Non-Executive Director

Dr. Ernest Cornelis De la Houssaye joined the Board of Rhein Biotech in 1998. Previously he worked for a number of years with Océ N.V., during which time he was a member of the Executive Board of Directors, responsible for, among other areas, the export department and advertising and sales promotion in a number of territories. Dr. De la Houssaye studied business economics in Rotterdam. He is a member of the supervisory boards of Alcan Holdings Nederland BV, Kenderion NV and MPS Holding BV.

Dr. Eunjoon Jo was appointed to the Board of Rhein Biotech in April 2000. Dr. Jo has been President of GreenCross Vaccine Corporation since April 2000 and previously held the position of Vice President from 1991 until 2000. Before joining GCVC, Dr. Jo worked for approximately three years as an Associate Director at Samsung, for one year as Deputy Director of the Hanwha Group and for two years as a Senior Researcher at the Korea Energy Research Institute. Prior to that Dr. Jo worked for five years at the Chemical Engineering Department of the University of Houston. He holds a Ph.D. in chemical engineering and also a MBA from the University of Houston.

Executive Board

Pursuant to the organizational regulations of the Company, the responsibility for the ongoing operations of the Company is vested with the Executive Board which remains under the supervision of the Board of Directors. However, day-to-day management of the Company is run by smaller business units and related groups out of the Executive Board, in accordance with the Company's by-laws. The members are appointed by the Board of Directors and serve at the discretion of the Board of Directors, subject to any applicable employment agreements.

The following table sets forth the name, year of birth and principal positions of each member of the Executive Board along with a brief description of each member's business experience and education:

Name	Year of Birth	Position
Dr. Kuno Sommer	1956	Chief Executive Officer, Chairman of the Board.
Rolf Gasser	1947	Head of Finance and Administration, CFO.
Dr. Reinhard Glück	1950	Head of Research and Development.
Beat Ritschard	1957	Head of Marketing.
Prof. Achim Kaufhold	1957	Head of Clinical Research and Medicine.
Dr. Anya Ramalho	1969	Head of Business Development and Investor Relations.
Robert Mischler	1941	Head of Production.
Dr. Philippe Paroz	1947	Head of Quality Management.
Dr. Simon Rothen	1962	Head of Supply Chain
Jörg v. Manger-Koenig	1960	Head of Regulatory Affairs, Patents & Trademarks

The members of the Executive Board can be contacted through the Company's registered offices at Rehhagstrasse 79, 3018 Berne, Switzerland.

Dr. Kuno Sommer is Chief Executive Officer of the Company. He joined the Company in 2000. Prior to 1990 he held various positions in Roche AG Vitamin Marketing, where he went on to lead the North American branch of Roche's Animal Nutrition & Health division between 1990 and 1994. In 1995, he became Head of Global Marketing of the Vitamin and Fine Chemicals department in Basel. He became CEO of Givaudan-Roure in Geneva in and a member of the Executive Committee of Roche AG in 1998. In 1999, he accepted responsibility in connection with Roche AG's vitamin cartel case and served a four-month prison term as part of a plea agreement with the US government. Following the settlement, Dr. Sommer is able to travel and conduct business normally in the United States. He studied Economics at the University of Basel.

Rolf Gasser is the CFO of the Company. He joined the Company in 2000. Starting in 1997 he was CFO and a member of the executive committee at All Public AG. From 1982 to 1997 he served as Corporate Controller, CFO and a member of the Executive Committee of the Jacky Maeder Group. Prior to 1981 he was Head of Central Accounts at Jacky Maeder Switzerland.

Dr. Reinhard Glück is Head of Research and Development. He joined the Company in 1982 and became Head of Research and Development in 2000. Before working with Berna he was a research scientist at Ciba-Geigy AG in Basel and a researcher at the University of Bern. In 2001, he founded a research start-up centre in Catania, Italy and is also a member of the Board of Directors of Pevion Biotech. Dr. Glück is author of 10 patents and of more than 100 publications in peer-reviewed journals. He holds a Ph.D. in Microbiology and Immunochemistry from the University of Berne.

Beat Ritschard is Head of Marketing. He joined the Company in 2000. Prior to 1987 he was Controller at Hoffman-La Roche in Basel. He performed various functions at Roche branches in Colombia, Canada and Spain from 1987 until 1998, at which time he became a Business Unit Manager and member of the Management Board for Roche in Madrid. He studied Economics at the University of Basel.

Prof. Achim Kaufhold is Head of Clinical Research and Medical Director. He joined the Company in June 2001, from GlaxoSmithKline Biologicals in Rixensart, Belgium, where he headed the worldwide development of the company's pediatric vaccine portfolio. He studied medicine at the University of Cologne and was appointed Professor of Medical Microbiology and Infectious Diseases at the University of Aachen in 1993.

Dr. Anya Ramalho is Head of Business Development and Investor Relations. She joined Berna in February, 2002, from Puilaetco Investment Bank in Belgium, where she was a financial analyst in the Life Sciences Group, focusing on European biotechnology. Previously, she worked for a number of years in the pharmaceutical industry, including from 1994 to 1999 in the development of vaccines at SmithKline Beecham's global vaccines headquarters in Belgium. She holds a Ph.D in Cell Biology from the University of Manchester in the United Kingdom.

Robert Mischler is Head of Production. He joined the Company in 1966 for a Research project on FMD vaccines in Basle, and in 1972 he worked in a measles project for Berna. From 1973 until 1976 was at a pharmaceuticals company as Head Galenik. From 1976 until 2000 he was head of virus vaccine production of Berna.

Dr. Philippe Paroz is Head of Quality Management. He joined the Company in 1986. His previous activities included, until 1981, vaccine development and testing at the University of Berne's Animal Hospital, at the Ehrlich Institute in Frankfurt, at the Staten Serum Institute in Kopenhagen, at the Institute of Virology Lindholm Denmark, and at the Institut d'hygiène in Geneva. From 1981 until 1983, he was head of the control laboratory for sera and vaccine at the Swiss Federal Office of Public Health and from 1983 until 1986 he was the head of Berna's immunobiolological products unit. He studied microbiology at the University of Berne.

Dr. Simon Rothen is Head of Supply Chain. He joined Berna in 1998. Before that, he worked for Novartis Pharma AG in the Biotechnology Development & Production division. He has dealt with production, GMP and information technology, since 1998, and has been Head of Supply Chain since 2000. Simon Rothen graduated from the Swiss Federal Institute of Technology Zurich in Biotechnology and Bioprocess Engineering.

Jörg v. Manger-Koenig is Head of Regulatory Affairs, Patents, Licenses and Trademarks. He joined the Company in April 2002. From 1990 to 2002 he was with F. Hoffmann-La Roche Ltd and Roche Vitamins Ltd in Basel, Switzerland. After serving in various functions and specializations including biotechnology regulation, he became Head of Global Regulatory Affairs of Roche Vitamins in 1995. He studied law in Bonn, Germany and Geneva, Switzerland, and holds a law degree of the University of Bonn and a law degree.

Scientific Board

The Company's Scientific Board consists of individuals from the fields of medical and scientific research. The Scientific Board advises the Company as to its strategy and further development. The Scientific Board does not have any supervisory functions.

The following table sets forth the name, year of birth, principal position and primary occupation of those individuals who currently serve as members of the Scientific Board:

Name	Year of Birth	Position	Primary Occupation/Affiliated Institution
Prof. Dr. Urs B. Schaad	1945	Chairman	Professor and Chairman of Pediatrics and Medical Director, University Children's Hospital of Basel
Prof. Dr. Martin A. Billeter . .	1934	Member	Institute of Molecular Biology, University of Zurich
Prof. Dr. Niklaus E. Gyr	1938	Member	Professor and Chairman of Internal Medicine, University Hospital of Basel
Prof. Dr. Beda M. Stadler . . .	1950	Member	Professor of Immunology, Director of the Institute of Immunology, Allergology and Rheumatology, University of Berne
Prof. Dr. Robert Steffen	1941	Member	Head of the Division of Communicable Diseases, Institute for Social and Preventive Medicine, University of Zurich
Dr. Ernst Wälti	1943	Member	Institute of Pathology, University of Berne

The members of the Scientific Board can be contacted through the Company's registered offices at Rehhagstrasse 79, 3018 Berne, Switzerland.

COMPENSATION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

Members of the Board of Directors are remunerated for their efforts, said remuneration determined annually by the Board of Directors itself. In fiscal year 2001, the Company paid the members of the Board of Directors an amount of CHF 709,000 and the Executive Board payments amounting to CHF 3,519,000. In addition, in the fiscal year 2001 the Company paid, set aside or accrued approximately CHF 303,003 in respect of pension, retirement or similar benefits to such members of the Executive Board, as well as approximately CHF 93,580 in allowances for out-of-pocket expenses. For the purposes of the liability insurance of the Board of Directors and the Executive Board, the Company paid insurance premiums of CHF 43,000 in 2001. There are no receivables or liabilities from/to directors or other major shareholders. Three members of the Executive Board will be compensated if their employment is terminated due to changes in the control of the Company, such compensation amounting to one year's salary and two years' salary, respectively.

In 2001, none of the members of the Executive Board or the Board of Directors received any compensation from any majority-owned subsidiary of the Company.

INCENTIVE PLANS: SHARE PARTICIPATION PLAN AND EMPLOYEE STOCK OPTION PLAN

The Company has adopted a Share Participation Plan and an Employee Stock Option Plan (ESOP) to compensate employees and to create incentives for members of the Board of Directors, the management and other key employees. The Board of Directors of the Company is authorized to amend the terms of each of the plans at any time. For the purpose of the Share Participation Plan and the Employee Stock Option Plan the existing conditional capital is CHF 483,330. The existing conditional capital is not divided into a part for the Share Participation Plan and a part for the Employee Stock Option Plan. The Share Participation Plan and the Employee Stock Option Plan will, pursuing to the share split (1:25) adopted by the general meeting of the shareholders of the Company of 28 May 2002, be amended accordingly. Therefore 1,208,250 registered shares with a nominal value of CHF 0.40 will be at the disposition for the Share Purchase Plan and the Stock Option Plan.

Share Participation Plan

Under the Share Participation Plan, the Board of Directors of the Company is authorized to allocate on an annual basis up to three shares to each of the employees of the Company and its subsidiaries. The shares are granted free of charge. The participation in the Share Participation Plan is voluntary. The shares issued under the Share Participation Plan are locked for a duration of three years. If an employee exercises his right to request the delivery of shares under the Share Participation Plan, the Company will either issue shares from its conditional capital or deliver shares held by itself. In 2001 1,667 shares were allocated under the Share Participation Plan. 800 shares were allocated to the Board of directors, 359 shares to the management, 428 shares to employees and 80 shares to the Scientific Board. The Share Participation Plan is secured by the existing conditional capital of CHF 483,330. The duration of the Share Participation Plan is not limited. However, the Board of Directors may, at any time, amend, suspend or discontinue the Share Participation Plan. The issuance of new shares for the purpose of the Share Participation Plan through the disposition of the existing conditional share capital may be subject to a resolution of the Board of Directors.

Employee Stock Option Plan

Under the ESOP, the Board of Directors has the authority to grant non-transferable stock options to members of the Board of Directors and the management of the Company and its subsidiaries. The options are granted free of charge. There is no obligation to participate in the Stock Option Plan. Allocated options may generally not be transferred. However, options may be transferred through inheritance to the spouse or descendants. The options cannot be exercised during a period of three years from the date of grant (vesting period) and can thereafter be exercised during a period of two years (exercise period) at the exercise price determined by the Board of Directors at the date of grant. The exercise price shall, however, generally not be less than the average of the stock market price per share during the last three months prior to the date of grant. In 2001, 11,625 options were allocated to the management. The exercise price was fixed at CHF 840. The issued options are secured by the existing conditional capital of CHF 483,330. The duration of the Employee Stock Option Plan is not limited. However, the Board of Directors may, at any time, amend, suspend or discontinue the Employee Stock Option Plan. The issuance of new shares for the purpose of the Employee Stock Option Plan through the disposition of the existing conditional share capital may be subject to a resolution of the Board of Directors.

CONTRIBUTION PLANS

All Swiss employees of the Company, including its management, are insured under defined contribution plans in which the Company and the employee each contribute a defined percentage of the payroll to a pension fund. Contributions are made as and when salaries are paid out. The assets of the pension fund are managed, in accordance with the statutory provisions, separately from the Company's assets.

Outside of Switzerland, pension arrangements are made pursuant to local law and practice or pursuant to employment agreements or collective bargaining arrangements.

Description of share capital and articles of association

CAPITAL INCREASES

Under Swiss law, there are three alternatives to issue new shares and to increase the share capital, the ordinary capital increase, the authorized and the conditional capital increase—all of them are to be set out in the Articles of Association.

Ordinary Capital Increase

The Shareholders' Meeting may increase with a simple majority of the votes represented the ordinary share capital which has to be completed within 3 months upon decision. The resolution and the amendment to the Articles of Association are subject to public deed, and the resolution is published in the commercial register and validly noticed in the Swiss Official Gazette of Commerce. Current shareholders have a preferred and proportional subscription right, however, the Shareholders' Meeting may restrict or eliminate their subscription rights by a super-majority of ⅔ of the votes represented and the absolute majority of the nominal share capital represented. Furthermore, the resolution has to include the number, nature and nominal value of the shares to be issued, the price of the shares and specific terms if any.

Increase of the Authorized Share Capital

The Shareholders' Meeting may create by a super-majority of ⅔ of the votes represented and the absolute majority of the nominal share capital represented an authorized share capital which can amount up to 50 percent of the ordinary share capital. The shareholders' resolution has to include the amendment of the Articles of Association outlining the basic terms of the capital increase such as the number, nature and nominal value of the shares to be issued, the elimination of the subscription rights of the existing shareholders, the authorization of the Board of Directors of Berna Biotech (hereafter, the "Board") to eliminate and reallocate the preemptive rights subject to good cause (*wichtiger Grund*). Within 2 years from the Shareholders' resolution, the Board has to execute its authorization and to issue new shares otherwise the amendment becomes void. The actual capital increase and issuance of shares is made by submission of a special report by the board, the amendment of the Articles including a public deed and an auditor's declaration confirming the actual increase to be in line with the laws and by-laws.

Increase of the Conditional Share Capital

The Shareholders' Meeting may create by a super-majority of ⅔ of the votes represented and the absolute majority of the nominal share capital represented a conditional share capital which can amount up to 50 percent of the ordinary share capital. The shareholders' resolution has to include the amendment of the Articles of Association outlining the basic terms of the capital increase. Under Swiss law the conditional share capital may only be used for a limited number of purposes, i.e. for option or conversion rights issued to the employees or to creditors of warrants or similar obligations. Again, the shareholders' resolution has to include the relevant terms such as the elimination of the subscription rights of the existing shareholders, the number, nature and nominal value of the shares, a general description of the entitled persons and the conditions precedent to opt or to convert and the authorization of the Board to eliminate and reallocate the preemptive rights of the shareholders subject to good cause (*wichtiger Grund*). After allocation of the specific number of options or conversion rights, the entitled persons may execute their rights by written notification to the Company within the time period set forth either in the Articles or in other Company regulations such a stock option plan whereupon the Board is taking notice at the end of every business year of the effective capital increase.

THE SHARES

All of the shares of the Company are registered shares (*Namenaktien*) with a nominal value of CHF 0.40 each. The shares are fully paid and validly issued and are non-assessable. Each Share carries one vote at the shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in the Company's share register (*Aktienregister*) as a shareholder with voting rights. No natural or legal person will be registered as a shareholder with voting rights to the extent such shareholder's voting rights would exceed 5 percent of the total number of shares issued by the Company (as registered in the commercial register). The 5 percent limitation also applies to legal entities, or partnerships associated with one another by capital, voting power, common management or other means, as well as to groups of natural persons or corporations who have combined to form one person for the purpose of circumventing this restriction. In addition, each of the shares carries dividend rights. See "Net Profits and Dividends", "Transfer of Shares" and "Shareholders' Meetings".

The shares of the Company are admitted at the SWX Swiss Exchange and traded at the SWX Local Caps trading segment. See "Takeover Offer—Listing".

The shares will not be certificated *(aufgehobener Titeldruck)*. The shares are included in the SEGAINTERSETTLE clearing system for transferred shares (SEGAINTERSETTLE registered share system) for booking purposes. A shareholder may call upon the Company to issue a written confirmation for his shares; however, shareholders are not entitled to receive share certificates for their shares.

MAJOR SHAREHOLDERS

According to Swiss law, any person or entity reaching a shareholding of 5 percent in the Company is required to notify both the Company and SWX Swiss Exchange of such shareholding. In addition, the Company's share register lists its current shareholders.

The Company and SWX Swiss Exchange have been informed by Orbi Med, a US-based investment fund manager, that it or one of its funds currently hold more than 5 percent but less than 10 percent of the share capital of the Company.

The Company is not aware of any other shareholder who holds 5 percent or more of the share capital of the Company.

PREEMPTIVE RIGHTS

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval or authorization by the shareholders' meeting. Shareholders of the Company have certain preemptive rights to subscribe for new issues of shares, bonds with stock options or convertible bonds in proportion to the nominal amount of shares held. Thus, if the share capital is increased, each shareholder is entitled to newly issued shares in proportion to his shareholding, or to bonds and similar debt instruments with conversion privileges or options, i.e., such debt instruments must previously be offered for subscription to the shareholders corresponding to their prior participations, since the instruments incorporate a right to receive shares at a later stage.A resolution adopted at a shareholders' meeting with a super-majority may, however, limit or suspend preemptive rights in certain limited circumstances. Admissible reasons include, in particular, the acquisition of a business or a part thereof, the purchase of a participation in a company or the grant of a participation to employees (stock option plans). According to Article 3a and Article 3b of the Company's Articles of Association, the preemptive rights of the existing shareholders are excluded when increasing the share capital through exercise of conversion and/or option rights granted in connection with the issuance of bonds or similar debt instruments and by issuing shares to employees or members of the Board of Directors.

Preemptive rights are generally freely transferable and tradable. However, the trade and/or transfer can be limited by the Board of Directors at will. The Board of Directors also decides on the allocation of preemptive rights not exercised or withdrawn but must not discriminate against shareholders in so deciding.

CURRENT CAPITAL STRUCTURE

Set forth below is a summary of certain provisions of the Articles and the laws of Switzerland.

This summary contains material information in relation to the share capital of the Company, but does not purport to be a complete description of, and is qualified in its entirety by reference to, the Company's Articles of Association, as amended, and the laws of Switzerland in effect on the date of this Prospectus.

The issued and outstanding share capital of the Company is CHF 10,016,670.00, divided into 25,041,675 shares of CHF 0.40 fully paid registered nominal value each, dated on the issuance of this Prospectus. No shares have been issued by the Company which do not grant voting rights.

In addition to the above, the Company has at its disposition a conditional capital of CHF 483,330.00, reserved for the issuance of 1,208,325 shares of CHF 0.40 nominal value each in case of exercising option rights by the Board, or the employees, or for the issuance of convertible debt, bonds with stock options or warrants. The Board of Directors is in charge to decide on the details of any issuance. So far, apart from option rights granted pursuant to the Company's Employee Stock Option Plan (see "Management—Incentives"), no rights have been issued which could be converted into shares of the Company. The general 5 percent limitation as to the registration of shareholders with the Company's shareholder register applies.

Furthermore, the Company has an authorized capital of CHF 5,000,000.00, reserved for the issuance of 12,500,000 shares of CHF 0.40 nominal value each excluding the subscription right of the shareholders. The Board of Directors is authorized to increase the capital with regard to further acquisition at any time until 28 April 2004.

The Board of Directors is authorized to exclude the preemptive rights of the existing shareholders if the newly issued shares are to be used for financing the acquisition of enterprises or participations or for an over-allotment option to a bank. In case of an over-allotment option to a bank the issuing price of such shares must be equal to the price of the other shares of such public placement. The Board of Directors decides about the allocation of the preemptive rights. The general 5 percent limitation as to the registration of shareholders with the Company's shareholder register applies.

CHANGES IN CAPITAL STRUCTURE

Changes Since the Company's Initial Public Offering

In June 2001, when the Company effected its Initial Public Offering, it increased its share capital by CHF 2 million by issuing 200,000 registered shares with a nominal value of CHF 10 each at a price of CHF 760 per share. Preemptive rights were traded at SWX Swiss Exchange from 26 June 2001 to 6 July 2001.

Changes Immediately Prior to the Offering

On 28 May 2002, the ordinary general meeting of shareholders approved the following changes in the capital structure of the Company:

1. The shareholders approved a share split in which 1,001,667 fully paid registered shares of CHF 10.00 nominal value each were converted into 25,041,675 shares of CHF 0.40 nominal value each, which is a ratio of 1:25.

   This resolution was recorded in the commercial register of the Canton of Berne on 28 May 2002, and all persons holding shares through Segaintersettle had their shares converted automatically as of the start of business on 4 June 2002;

2. The shareholders approved an authorised capital of CHF 5,000,000 (see "General Information"); and

3. The shareholders increased the percentage limitation for a shareholder to register shares with voting rights from 3 percent to 5 percent (see "Rights Attached to the Shares").

Future Changes in Capital Structure

On 28 May 2002, the ordinary general meeting of shareholders resolved to authorise the Board of Directors to increase the Company's share capital to permit the future offering of shares through an international placement. In connection with any such international placement, preemptive rights of shareholders will still apply, except with respect to any shares issued pursuant to an underwriter's over-allotment option.

TRANSFER OF SHARES

The transfer of shares is effected by a corresponding entry in the books of a bank or depository institution following an assignment by the selling shareholder and notification of such assignment to the Company by the bank or depository institution. The transferee must file a share registration form in order to be registered in the Company's share register as a shareholder with voting rights. Failing such registration, the transferee may not vote at or participate in the shareholders' meeting, but will still be entitled to dividends and other pecuniary rights (e.g., preemptive rights). Shares may only be pledged to the bank which administers the book entries of such shares for the account of the pledging shareholder.

A transferee of shares will be recorded in the Company's share register, if such transferee discloses his name, citizenship or registered office and address and provides a declaration that he has acquired the shares in his own name and for his own account.

Under the Company's Articles of Association no natural or legal person will be registered as a shareholder with voting rights to the extent such shareholder's voting rights would exceed 5 percent of the total number of shares issued by the Company (as registered in the commercial register). The 5 percent limitation also applies to legal entities or partnerships associated with one another by capital, voting power, common management or other means, as well as to groups of natural persons or corporations who have combined to form one person for the purpose of circumventing this restriction. Transfer can also be denied (i) when authorization of the transfer of shares could prevent the Company from furnishing legally required evidence regarding the constituency of its body of shareholders, and (ii) when the shares are held in custody.

The tradability of shares in Berna Biotech is not restricted.

SHAREHOLDERS' MEETINGS

Pursuant to the Company's Articles of Association and under Swiss law, an annual, ordinary shareholders' meeting must be held within six months after the end of the Company's fiscal year. Shareholders' meetings are convened by the Board of Directors or, if necessary, by the Company's statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if requested by shareholders holding in aggregate at least 10 percent of the nominal share capital of the Company. Shareholders holding shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders' meeting.

A shareholders' meeting of the Company is convened by publishing a notice in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) at least 20 days prior to such meeting. Registered shareholders may additionally be informed by a letter sent to the address indicated in the Company share register.

Resolutions generally require the approval of the majority (*Mehrheit*) of the votes cast at the shareholders' meeting. Shareholders' resolutions requiring a majority vote include amendments to the Articles of Association, elections of the members of the Board of Directors and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge the members of the Board of Directors and management from liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting (*Sonderprüfung*).

A resolution passed at a shareholders' meeting with a super-majority (*qualifiziertes Mehr*) of at least two-thirds of the votes represented and the absolute majority of the nominal share capital represented at such meeting is required by law or by the Articles of Association for: (i) changes to the Company's business purpose; (ii) the creation of shares with privileged voting rights; (iii) restrictions on and changes with respect to the transferability of registered shares; (iv) an authorized or conditional increase in the Company's share capital; (v) an increase in the Company's share capital by way of capitalization of reserves (*Kapitalerhöhung aus Reserven*), against contribution in kind (*Sacheinlage*), for the acquisition of assets (*Sachüberahme*) or involving the grant of special privileges; (vi) the restriction or elimination of preemptive rights of shareholders; (vii) a relocation of the registered office; or (viii) the dissolution of the Company other than by liquidation (for example, by way of a merger). In addition, resolutions concerning the conversion of registered shares into bearer shares, resolutions relating to the dissolution of the Company (whether or not as a result of a merger), and an amendment of the provisions relating to transfer restrictions of shares and relating to the appointment of members of the Board of Directors (including the provisions on retirement by rotation) require a super-majority of at least two-thirds of the votes represented at a shareholders' meeting. The introduction or abolition of any provision in the Articles introducing a super-majority must be resolved in accordance with such super-majority voting requirements.

At shareholders' meetings, shareholders can be represented by proxy, but only by other shareholders with a written proxy. The representation by members of the Board of Directors, banks or independent proxies in accordance with Article 689c and Article 689d of the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*) remains reserved. Votes are taken on a show of hands unless the shareholders' meeting resolves to have a ballot or such ballot is ordered by the chairman of the meeting.

Under the Company's Articles of Association no shareholder may, when exercising voting rights, with his own shares and with the shares he has a proxy for, represent more than 5 percent of the total share capital issued by the Company, provided that any shareholder who is registered in the Company's share register as shareholder with voting rights for more than 5 percent of the total number of shares issued by the Company (as registered in the Commercial Register) may exercise the voting rights for such shares. Such 5 percent limitation also applies to legal entities or partnerships which are bound by capital, voting power, common management or other means as well as to groups of shareholders acting in concert or with a view to circumvent the limitation. This limitation does not apply to members of the Board of Directors, banks or independent parties in accordance with Article 689c of the Swiss Code of Obligations acting as proxies.

NET PROFITS AND DIVIDENDS

With reservation to the Swiss compulsory law concerning the division of profits, the net profit for the year is available to the general assembly.

Swiss law requires that at least 5 percent of the annual net profits of the Company be retained as legal reserves as long as these reserves amount to less than 20 percent of the nominal share capital of the Company.

Under Swiss law, dividends may be paid if the Company has sufficient distributable profits from previous business years, or if the general reserves of the Company exceed 50 percent of the nominal share capital of the Company. In either event, dividends may be paid only after approval at the shareholders' meeting. The Board of Directors may propose that a dividend be paid, but cannot itself set the amount of the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms with statutory law and to the Company's Articles of Association. In practice, a shareholders' meeting usually approves the dividend proposal of its Board of Directors.

Dividends are usually due and payable no earlier than the third trading day after the shareholders' resolution approving the relevant dividend. The statute of limitations in respect of dividend payments is five years. Dividends for which payment has not been requested within five years after the due date accrue to the Company and are allocated to the general reserves. For information about deduction of withholding taxes, see "Taxation—Swiss Tax Considerations".

Berna Biotech has not paid any dividends on its shares in the past two years, and does not expect to pay dividends in the foreseeable future.

CONFLICTS OF INTEREST

Swiss law does not have a general provision regarding conflicts of interests. However, the Swiss Code of Obligations requires members of the Board of Directors and of the Company Management Committee to safeguard the interests of the Company and, in this connection, imposes a duty of care and of loyalty on members of the Board of Directors and officers. This rule is generally understood as disqualifying members of the Board of Directors and senior officers from participating in decisions that directly affect them. The breach of these provisions results in the personal liability of the members of the Board of Directors and officers of the Company. In addition, Swiss law contains a provision under which payments made to a shareholder or a member of the Board of Directors or any persons associated with them, other than at arm's length, must be repaid to the Company if the recipient of such payments was acting in bad faith.

REPURCHASE OF SHARES

Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may only repurchase shares, if (i) the Company has sufficient freely distributable reserves to pay the purchase price, and (ii) if the aggregate nominal value of such shares does not exceed 10 percent of the nominal share capital of the Company. Furthermore, the Company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are only permitted under certain circumstances; in particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board, the regulatory body for takeover bids in Switzerland.

Shares held by the Company or its subsidiaries do not carry any rights to vote at the shareholders' meeting, but are entitled to the economic benefits applicable to the Company's shares generally.

As of the date hereof, the Company does not hold own shares.

NOTICES

Notices to shareholders are validly made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). The Board of Directors may designate further means of publication for notifying the shareholders. Communications to the shareholders may also be made by letter to the shareholders at the address registered in the share register of the Company.

Notices required under the listing rules of the SWX will be published in the electronic media and in German and French in the *Neue Zürcher Zeitung* and *Le Temps*, respectively.

DURATION AND LIQUIDATION

The Articles of Association do not limit the Company's duration.

The Company may be dissolved at any time by a shareholders' resolution which must be passed by a supermajority (*qualifiziertes Mehr*) of at least two thirds of the votes represented and the absolute majority of the nominal share capital represented at the shareholders' meeting in any event (including a winding-up of the Company's assets or a merger in which the Company is not the surviving entity). Dissolution by court order is possible (i) if the Company becomes bankrupt, or (ii) for cause if shareholders holding at least 10 percent of the Company's share capital so request. Liquidation is conducted by the Board of Directors then in office, unless the shareholders' meeting has charged other persons with this task. Dissolution followed by a liquidation of the Company only requires an ordinary majority.

Under Swiss law, any surplus arising out of a liquidation (after settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of shares held. For further information on deduction of withholding taxes, see "Taxation—Swiss Taxation".

MANDATORY BID RULES

According to the Swiss Stock Exchange Act, whoever acquires shares of a listed Swiss company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held, exceed the threshold of 33⅓ percent of the voting rights (whether exercisable or not) of a listed Swiss company will have to submit a takeover bid to all remaining shareholders. The mandatory bid requirement may, however, be waived by a provision in the articles of association of a Swiss company. The Company's Articles of Association do not contain such a waiver. The mandatory bid threshold may be increased to 49 percent of the voting rights (opting up) by changing the Company's Articles of Association.

The mandatory bid obligation may be waived under certain circumstances, in particular if another shareholder owns a higher percentage of voting rights than the acquirer. An exemption from the mandatory bid rules may be granted by the Swiss Federal Banking Commission or, within certain limits, by the Swiss Takeover Board, if no exemption is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances enacted thereunder.

SHARE REGISTRAR OF THE COMPANY

Share registrar services are provided to the Company by S A G SIS Aktienregister AG, Olten, Switzerland.

NOTIFICATION AND DISCLOSURE OF SUBSTANTIAL SHAREHOLDINGS

Under Article 20 of the Swiss Stock Exchange Act, any person who, directly or indirectly or in concert with third parties, acquires or disposes of shares and thereby reaches, exceeds or falls below the thresholds of 5 percent, 10 percent, 20 percent, 33⅓ percent, 50 percent or 66⅔ percent of the voting rights (whether or not exercisable) of a Swiss listed company must notify the Company and the SWX of such acquisition or disposal in writing within four trading days. Following receipt of such notification, the Company must inform the public within two trading days.

An additional disclosure obligation exists under Swiss company law pursuant to which a company must disclose the identity and size of shareholdings of all of its shareholders and shareholder groups acting in concert who hold more than 5 percent of its voting rights. The disclosure must be made once a year in the notes to the financial statements as published in the Company's annual report.

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General information about the company

INCORPORATION AND REGISTRATION

The Company, a stock corporation (*Aktiengesellschaft*) under Swiss law, was established by notarial deed on 27 November, 1898, registered with the Commercial Register in Berne-Mittelland under the name "Swiss Serum and Vaccine Institute Berne" on 28 November, 1898, and currently has reference number CH-035.3.000.374-7. The Company changed its corporate name to "Berna Biotech AG" by shareholders' resolution of 29 May 2001, entered into the Commercial Register Berne-Mittelland on 7 June 2001. The Company's registered office is situated at Rehhagstrasse 79, 3018 Berne, Canton of Berne, Switzerland.

According to Article 2 of its Articles of Association, the purpose of the Company is the research, development, production and marketing of biotechnological, pharmaceutical or similar products, domestically and internationally. The Company may participate in all commercial and financial activities suitable for promoting or facilitating its purpose. It may take holdings in other enterprises and establish branches and subsidiaries. The Company has been established for an indefinite period of time.

FISCAL YEAR, ANNOUNCEMENTS, AND PAYING AGENTS

The fiscal year of the Company commences on January 1 and ends on December 31 of each calendar year. For each fiscal year, the Board of Directors shall prepare a business report, which consists of a financial statement, the annual report and the consolidated accounts to the extent required by law. The financial statement shall consist of the Company's balance sheet, the consolidated income statement, the consolidated statement of cash flows as well as the notes to the Company's financial statements.

Notices by the Company required under the Listing Rules of the SWX Swiss Exchange (*Kotierungsreglement*) will be published by electronic wire media such as Reuters or Bloomberg, as well as in *Neue Zürcher Zeitung* and *Le Temps*, in the German and French language, respectively. The Articles of the Company provide that official announcements of the Company will either be sent by regular mail to each shareholder at its address set forth in the Company's share register, or be published in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*).

UBS AG at Europastrasse 1, 8152 Opfikon, Switzerland, acts as paying agent for dividends and all other similar payments to be made by the Company.

PAYING AND DEPOSITARY AGENT IN GERMANY

UBS Warburg AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, serves as paying and depositary agent for the Company in Germany.

AUDITORS, ACCOUNTING

The Company prepares its financial statements according to Swiss GAAP.

External auditors are appointed by the annual meeting of shareholders of the Company at the request of the Company's board of directors. The appointed auditor's term of office is one year. One or more persons may be selected as the auditors. Auditors need to perform their functions in accordance with the statutory and legal guidelines, especially pursuant to Article 728 and Article 729 of the Swiss Code of Obligation.

The appointed auditors of the Company are KPMG Fides Peat with its offices at Hofgut, 3073 Berne 15, Switzerland. KPMG Fides Peat has served in this capacity since 1 January 2000.

SHAREHOLDINGS OF THE COMPANY

The Company holds all of the shares in each of the following, immediate subsidiaries:

- *Istituto Sieroterapico Berna s.r.l.*, a limited liability company established under the laws of Italy with its headquarters at Via Bellinzona 39, 22100 Como, Italy, registered with the commercial register at Como, reference number 00190430132,
- *Instituto Berna de España S.A.*, a stock corporation established under the laws of Spain with its headquarters at Paseo de la Castellana 163, 28046 Madrid, Spain, registered with the commercial register at R.M. de Madrid, reference number CIF A-28/125 383 (Hoja 8269, Folio 147, Tomo 1711, and
- *Dr. E. Gräub AG*, a stock corporation established under the laws of Switzerland with its headquarters at Rehhagstrasse 83, 3018 Berne, Switzerland, registered with the commercial register at Berne-Mittelland, reference number CH-035.3.003.232-8.

All subsidiaries share in the Company's development and marketing of biotechnological and pharmaceutical products, with Dr. E. Gräub AG being the core of the Company's veterinarian activities, including special care and dietary products for pets. See "Business of Berna Biotech—Subsidiaries".

The Istituto Sieroterapico Berna s.r.l., Como, Italy, itself holds all shares in its immediate subsidiary Etna Biotech SpA with headquarters at Via Cesare Beccaria 14, CAP 95100 Catania, Sicily, stock corporation organised under the laws of Italy, registered with the commercial register at Catania, reference number 03833490877.

Business of Rhein Biotech

For an explanation of certain technical terms relating to Rhein Biotech's business, see the "Glossary."

Rhein Biotech develops, produces and markets vaccines and immune modulators. Headquartered in Maastricht, The Netherlands, with affiliates in Germany, Argentina and Korea, Rhein Biotech employs over 300 people, one-third of them dedicated to research and development. Rhein Biotech manufactures and sells its products in Asia and in markets throughout the developing world.

The company's core product is Hepavax-Gene, a hepatitis B vaccine which has made Rhein Biotech the world's third largest producer of Hepatitis B vaccine. Hepavax-Gene accounted for nearly half of Rhein Biotech's gross sales in 2001. Rhein Biotech currently markets 10 vaccines and six immune modulators.

In 2001, gross product sales reached a level of €76.9 million and net income was €6.8 million.

DEVELOPMENT OF RHEIN BIOTECH

Rhein Biotech was founded in 1985 as a vehicle for the development, production and marketing of new biotechnological processes and products, deriving most of its income initially from contract research conducted for the pharmaceutical, chemical and food production industries in the area of yeast expression systems. In the first ten years of its existence, in addition to carrying out contract research, Rhein Biotech developed and established one of its core technologies, Hansenula polymorpha, a second generation yeast expression system used for the production of recombinant proteins. The Hansenula polymorpha system has a wide range of applications and has been endorsed by a number of license agreements with pharmaceutical companies such as BASF, Hoffmann-La Roche and Aventis Pasteur. Rhein Biotech licensed its production system for HBsAg (Hepatitis B surface antigen), the active ingredient of hepatitis B vaccine, to GreenCross Vaccine Corporation, a Korean pharmaceutical company, in 1992. It subsequently established joint venture companies for the production of HBsAg in Argentina in 1995 and India in 1996.

Rhein Biotech was listed on the *Neuer Markt* of the Frankfurt Stock Exchange in April 1999, where it is included in the Nemax 50 index. In April 2000, Rhein Biotech acquired 80 percent of the shares of GreenCross Vaccine Corporation, its former licensee, thereby becoming an integrated biotech company. Rhein Biotech's main markets are located in Asia and the developing world, and its customers primarily include governmental agencies, wholesalers and supranational organisations.

GROUP STRUCTURE AND SUBSIDIARIES

The Rhein Biotech Group has operations in four countries: the Netherlands, where it has its headquarters, Germany, Argentina and Korea. The following chart sets forth the corporate structure of the Rhein Biotech Group:


Rhein Biotech N.V.
Maastricht, The Netherlands
Rhein Biotech GmbH
Düsseldorf,Germany
(100%)
Rhein Vaccines B.V.
Maastricht, The Netherlands
(100%)
Rhein Immuno B.V.
Maastricht, The Netherlands
(79%)
Vida Rhein S.A.
Portugal
(50%)
Rhein Minapharm
Egypt
(10%)
GCVC
Korea
(80%)
PC Gen
Argentina
(99%)

Rhein Biotech N.V. is the headquarters of the Rhein Biotech Group. Located in Maastricht, the Netherlands, the company conducts activities in the areas of finance, marketing, business development, legal affairs, research and development and investor relations for the Rhein Biotech Group. At the end of 2001, Rhein Biotech N.V. employed 24 people.

GreenCross Vaccine Corporation is located in Yongin, Korea. GCVC's corporate activities are dedicated to research, production and the distribution of vaccines into markets in Korea and through its distribution network, which spans more than 60 countries in Europe, Asia, Africa, the Middle East and South America. GCVC manufactures and distributes Hepavax-Gene, the Rhein Biotech Group's most important product in terms of group revenues. GCVC had 218 employees at the end of 2001, and had revenue of €74.4 million in 2001. Rhein Biotech owns 80 percent of GCVC via the holding company Rhein Vaccines B.V.

Rhein Biotech GmbH is located in Düsseldorf, Germany. As the R&D centre of the Rhein Biotech group, the company focuses on product development for the group's pipeline. It has expertise in the areas of immunology, expression technologies and downstream processing. At the end of 2001, the company had 52 employees.

Rhein Immuno B.V. is located in Maastricht, the Netherlands and is focused on the development, manufacturing and commercialisation of cytokines and immune modulators. Rhein Biotech owns 79 percent of the shares of Rhein Immuno, and Rhein Immuno owns 99 percent of PC-Gen S.A., a company based in Argentina whose core business is also the development and production of cytokines and immune modulators. The company had 27 employees as of the end of 2001.

Vida Rhein S.A., a joint venture company established in 1999 for the production of Hepatitis B vaccine for the European market, is located in Portugal. Rhein Biotech holds a 50 percent stake in Vida Rhein. After the acquisition of GreenCross Vaccine Corporation by Rhein Biotech in April 2000, activities at Vida Rhein were put on hold as Rhein Biotech decided to dedicate its resources to expanding and upgrading the Korean manufacturing facilities to meet European pharmaceutical standards.

Rhein Minapharm, a licensee of Rhein Biotech, is located in Egypt. Rhein Biotech holds a 10% stake in Rhein Minapharm, which is licensed to produce and sell certain products derived from Rhein Biotech's proprietary Hansenula polymorpha technology.

TECHNOLOGY PLATFORMS

Rhein Biotech has two technology platforms, Hansenula polymorpha, which forms the basis for the production of its most important product, Hepavax-Gene, and the Particle Presentation Technology.

Hansenula polymorpha

This yeast expression technology is unusual for its high efficiency in the production of proteins. The system comprises the Hansenula polymorpha strain of yeast together with a range of suitable gene promoters or regulatory segments. Rhein Biotech uses promoters such as MOX and FMD which enable Hansenula polymorpha to use glycerol or glucose to stimulate expression rather than methanol, which is necessary for comparable high yield production systems such as Pichia pastoris. This is particularly significant for applications involving large-scale production as methanol is highly explosive and gives rise to additional processing and handling costs to improve safety. The stability and efficiency of the system are its most significant features: the resulting proteins are already 98 percent pure, and further purification can be carried out quickly. Industrial production using this system has been demonstrated for the hepatitis B surface antigen, phytase (a phosphorus-eliminating enzyme) and hirudin (an anticoagulant).

The Hansenula polymorpha technology platform forms the basis for Rhein Biotech's most important product, Hepavax-Gene. The Hansenula polymorpha system is covered by process patents granted in Europe, the United States and Canada until 2014 (at the latest), and the company is seeking new patent applications to extend the geographic scope of protection, with five new patents obtained and ten new national and international patent requests made in 2000 and 2001.

Particle Presentation Technology

The immune system is activated by antigens, or more precisely, by domains on these antigens called epitopes. For each immune cell, there is only one corresponding antigen or epitope which activates it. Rhein Biotech's Particle Presentation Technology combines the desired antigens or epitopes on a carrier (20 nm HBsAg particles) in a form that elicits an efficient immune response. A therapeutic hepatitis B vaccine is currently under development at Rhein Biotech using this technology platform. This technology can also be applied to the development of other therapeutic vaccines.

VACCINE PRODUCT PORTFOLIO AND PIPELINE

The Rhein Biotech Group currently markets ten vaccines in countries around the world. All of Rhein Biotech's vaccines are produced through its subsidiary GreenCross Vaccine Corporation (GCVC). The Company also has a strong product pipeline, with eight products at various stages of development.

Marketed Products

Hepavax-Gene. Hepavax-Gene is Rhein Biotech's recombinant DNA Hepatitis B vaccine. Using Rhein Biotech's Hansenula polymorpha system, Hepavax-Gene can be produced very cost-efficiently. Sales of Hepavax-Gene accounted for nearly 50 percent of Rhein Biotech's revenues in 2001. Through GCVC's sales network, Hepavax-Gene is sold in emerging markets around the world, including the Asian, South American, Indian, Turkish and Eastern European markets. Hepavax-Gene is registered in more than 31 countries.

In 2001, Rhein Biotech renovated and extended its production facility in Korea, which enabled the company to double its capacity for the production of Hepavax-Gene by the end of 2001. Rhein Biotech is currently seeking to expand its marketing of Hepavax-Gene in Europe, beginning with the entry of the vaccine into markets in Poland, Romania and Bulgaria in 2001.

Rhein Biotech supplies vaccines to a number of national and supranational organisations. In 2001, Rhein Biotech entered into an arrangement for the supply of Hepavax-Gene to UNICEF, which supplies programmes established by the Global Alliance for Vaccination and Immunization (GAVI) aimed at promoting the immunisation of children in developing countries. This arrangement extends over a period of three years.

Other Vaccines. The rest of the vaccines in the Rhein Biotech Group's portfolio are listed below. These vaccines are sold through an established sales network in Korea and in more than 60 countries in Eastern Europe, Asia, Africa, the Middle East and South America.

Product	Application	Information about the product
Purified P.D.T. Vax	Combination vaccine against pertussis, diphtheria, and tetanus	Contains acellular pertussis; more than 7 million doses supplied
Poliovax (sol)	Oral live attenuated vaccine against polio infection	Main market: Korea
Japanese Encephalitis Vaccine-GCVC	Vaccine against Japanese encephalitis vaccine infection	Sold in European market to travellers; supplied international health organisations for mass vaccination in Asia
Varicella vaccine-GCVC	Live attenuated vaccine against varicella zoster (Chickenpox)	Sold in Asia and South America; more than 1 million doses supplied worldwide
Hantavax®	Vaccine against infection with the Hantaan virus	First vaccine developed against infection with Hantaan virus; almost 10 million doses sold
Typhovax®	Vi polysaccharide vaccine against typhoid infection	Single injection provides effective protection against typhoid fever
Tetavax®	Vaccine against tetanus infection	As a monovalent vaccine mostly used for booster vaccination for adults and vaccination after injuries
Live Rubella Vaccine-GCVC	Live attenuated vaccine against rubella	Main market: Korea

Products in Clinical Development

Rhein Biotech has a number of products that are in clinical development or are currently expected to enter the clinical development phase in 2002:

Two-dose Hepatitis B Vaccine. Rhein Biotech is developing a two-dose vaccine against hepatitis B in collaboration with the US company Corixa Corp. The vaccine is currently being tested in clinical trials, which began in the first quarter of 2001 with 280 subjects. The preliminary phase III study results published at the beginning of 2002 showed that full protection against infection with hepatitis B resulted from two injections with the new vaccine, instead of the three injections required with a traditional hepatitis B vaccine.

Combination Vaccines. Rhein Biotech is collaborating with US company Chiron Vaccines to develop a combination vaccine against diphtheria, tetanus, whooping cough, hepatitis B and haemophilus influenza type b. This collaboration project was launched in the second quarter of 2001 and development commenced in May 2001. The project has reached the pre-clinical phase and is currently expected to enter the clincal phase in 2002. Market introduction of this combination vaccine is currently anticipated to take place in 2005.

In addition, Rhein Biotech is participating in a collaboration project with the Indonesian company BioFarma for the development of a combination vaccine against diphtheria, tetanus, pertussis (DTP) and hepatitis B. Technology transfer of the jointly-developed formulation technology from Indonesia to GCVC has been successfully completed. This combination vaccine is currently expected to enter the clinical phase in 2002.

Improved Typhoid Vaccine. GCVC is currently working on an improved vaccine against typhoid. The new vaccine is based on an improved fermentation process. The improved typhoid vaccine is currently expected to enter the clinical phase in 2002.

Haemophilus Influenza Type B. GCVC is currently developing a vaccine against haemophilus influenza type b, the agent that causes meningitis. In 2001 the IND (Investigation New Drug) was approved by the Korean FDA and the vaccine is about to enter the clinical phase.

Products in Pre-Clinical Development

Rhein Biotech intends to explore and exploit the potential of its technology platforms for the development of prophylactic and therapeutic vaccines, and is accordingly pursuing a series of research projects in various areas, both internally and in collaboration with commercial partners. Vaccines in the pre-clinical phase of development include products aimed at rotavirus, Japanese encephalitis, and a therapeutic vaccine for individuals infected with Hepatitis B and C.

Immune Modulators

Immune modulators are biopharmaceutical products that regulate the activities of the human immune system. Immune modulators are generally used to boost the immune systems of patients whose systems have been weakened due to viral infections such as Hepatitis B, Hepatitis C or HIV. In 1999 Rhein Biotech acquired the Argentinean company PC-Gen, the market leader for interferon alpha in Argentina. In order to enable Rhein Biotech to concentrate fully on its core business activity of developing and manufacturing vaccines, Rhein Immuno B.V. was established in 2000 as a new entity to concentrate on the immune modulator business. Rhein Biotech owns 79 percent of Rhein Immuno and Rhein Immuno holds 99 percent of PC Gen.

Rhein Immuno is devoted to the development, manufacturing and worldwide commercialisation of biopharmaceutical immune modulators and cytokines. The company's growth strategy is based upon launching improved and new biopharmaceutical products into developed markets around the world. Rhein Immuno currently employs 27 people. Its Argentinean subsidiary PC Gen performs manufacturing and research and development functions. Rhein Immuno currently has six products on the Latin American market (interferon alpha (2a and 2b), EPO, GM-CSF, G-CSF and interleukin-2) and has two additional products in its pipeline (interferon beta and hGH).

RESEARCH AND DEVELOPMENT

Rhein Biotech's major centre for research and development is the R&D Centre in Düsseldorf, Germany. The centre employs 52 people and includes a newly-outfitted 2,000 m^2 lab facility. Research and development activities for Rhein Biotech's product pipeline are carried out at the R&D Centre in Düsseldorf. The facilities include a pilot unit for product developments of the Rhein Biotech group. As a consequence, Rhein Biotech has the capacity to simultaneously develop several pharmaceutical production processes for different products.

The company's facility in Shingal Yongin City, Korea, also houses research facilities with state-of-the-art laboratory and testing equipment.

Rhein Biotech has entered into several important research and development partnerships and collaborations:

- With Chiron Vaccines, Rhein Biotech is jointly developing a combination vaccine, which is designed to provide protection against five infectious agents in one dose. The combination vaccine will be co-marketed with Chiron.
- Rhein Biotech and Rösch Medizintechnik AG have a research agreement for the development of needle-free injection systems.
- Rhein Biotech has entered into a research collaboration with the US biotechnology firm Epimmune to evaluate Epimmune's PADRE technology in connection with technology from Rhein Biotech for the development of certain vaccines.

MANUFACTURING

Rhein Biotech's GCVC subsidiary manufactures all of the company's vaccines at its production facility in Shingal Yongin City, Korea. This facility was the first vaccine manufacturing plant in Korea to be certified by the Korean government as a "Korea Good Manufacturing Practices" factory. The facility has been continually upgraded to ensure compliance with international standards and is WHO approved. The production unit for hepatitis B vaccine at the Shingal facility was extended and upgraded in 2001 in order to satisfy the increasing demand for Hepavax-Gene. The new facilities have the capacity to produce 100 million doses of Hepavax-Gene per year.

At the beginning of 2002 GreenCross Vaccine entered into an agreement with Pharmaplan, a Fresenius Proserve company, for the construction of a new modular filling line. This new filling line will be used for amongst others Hepavax-Gene®, Rhein Biotech's new 2-dose hepatitis B vaccine and combination vaccines. The construction is expected to be completed in the middle of 2003.

GCVC's main suppliers of raw materials, packaging material and equipment are G-Biotech and Green Cross Engineering and Maintenance, two subsidiaries of its minority shareholder, KGCC. G-Biotech supplies GCVC with raw materials for its production and research and development facilities, machinery and equipment, and 80 percent of the packaging material that it uses in its business. Green Cross Engineering & Maintenance, also supplies GCVC with machinery and equipment. In addition, Green Cross Engineering and Maintenance provided engineering services for the renovation and expansion of Rhein Biotech's Shingal facility, and will continue to provide maintenance services for the facility in the future.

In addition, Rhein Biotech purchases bulk material, such as Influenza bulk material and polio bulk material, from companies as Chiron S.P.A., Italy and Aventis Pasteur,which enables GreenCross Vaccine to supply the Korean market with Influenza and polio vaccines.

CUSTOMERS, MARKETING AND DISTRIBUTION

Rhein Biotech has significant experience in the public tender processes through which national and supranational organisations purchase vaccines. Participation in public tenders requires filing of complex and extensive documentation pursuant to rules and regulations that often lack transparency, for which specialised knowledge and an understanding of the relevant bureaucracy is essential. Beyond this, to be successful in public tenders, a company must establish a track record for handling large volume orders in a timely manner, as significant penalties apply when goods are not delivered as agreed.

With respect to the private market, Rhein Biotech has a supply and distribution agreement in place with Green Cross Pharmaceutical Benefits Management Corporation (GCPBM) under the terms of which GCPBM is the exclusive distributor of GCVC products in the Korean market, including all new products developed within the duration of the contract. Exclusivity can be withdrawn in the event that the GCPBM market share falls below 25 percent. The agreement was signed in April 2000 and will terminate in 2007.

For distribution of products outside Korea, GreenCross Vaccine has an international sales force who generate sales through a network of distributors and agents and with governments and supranational organisations. GCVC has branch offices in Vietnam and Indonesia.

The following chart shows a geographic breakdown of Rhein Biotech's vaccine sales in 2001:

Area	Sales in € million
Korea	36.7
Other Asia	15.7
Europe	6.6
Latin America	6.9
Middle East	1.3
Other	7.2
Total	74.4

INTELLECTUAL PROPERTY

Strategy

The success of Rhein Biotech depends in part on its ability to obtain patent protection for its technologies and products. Rhein Biotech's policy is to seek patent protection, whenever possible and appropriate, in respect of any technology or product that is important to the development of the business. Rhein Biotech, on its own and in conjunction with its collaborators, has two issued patents and six pending patent applications in Germany, eight issued patents and seven pending patent applications in the EU, eight issued patents and five pending patent applications in the US and 17 issued patents and 34 pending patent applications in the rest of the world. To protect its unpatented know-how and trade secrets, Rhein Biotech enters into confidentiality agreements with its employees, consultants, advisers and existing and potential collaborators.

Patents and Patent Applications of Rhein Biotech

The following is a summary of the material families of patents in respect of Rhein Biotech's technologies and products:

Patent Family	Description	Year granted	Expiry Date
MOX	Transformation system and regulatory gene sequence for recombinant expression in Hansenula polymorpha	1991 (EU) 1993 (US) 1998 (Japan)	2005 (Europe) 2010 (US)
FMD	Alternative regulatory sequence permitting Hansenula polymorpha to use glucose or glycerol in the culture medium	1994 (EU) 1995 (US) 1997 (Canada) 2000 (Japan) 2000 (BR)	2007 (Europe) 2012 (US) 2014 (Canada)
TPS	Alternative regulatory element claiming a heat shock inducible promotor	2000 (Switzerland)	2019 (Switzerland)
Xylose	Method of using Saccaromyces cerevisiae to convert xylose to bio-ethanol	1997 (EU)	2010 (Germany) 2011 (Europe)
GAM Kex 2 ...	Signal sequences used in allowing Hansenula polymorpha to secrete the expressed protein into the surrounding culture medium	2000 (EU) 1998 (US)	2014 (Europe and US)
CHH Kex 2 ...	Signal sequences used in allowing Hansenula polymorpha to secrete the expressed protein into the surrounding culture medium	1997 (US)	2015 (US)
Blood test tube .	Describes the use of hirudin as an anticoagulant in test tubes for the collection of blood	1998 (Denmark)	2016 (Germany)

The following is a summary of the patent applications in respect of Rhein Biotech's technologies and products:

Patent Application	*Description*	*Year of Application*
Nanojet	Process for recovery of recombinant Hepatitis B surface antigen	1999
International patents .	Claiming an immune modulator;	2000-2001
	Claiming several elements to strengthen the Hansenula polymorpha expression system;	
	Claiming alternative microbiological expression technology on the basis of Sordaria (filamentous fingi) and Arxula (yeast)	

Patents and Trademarks of GCVC

GCVC holds 18 patents from which 11 were granted in Korea and 7 in other countries or regions such as Europe and the United States. GCVC also owns nine pending patent registrations, of which six are in Korea, one in the US one in Canada and one in Japan. GCVC also owns 15 registered trademarks.

The following is a summary of the material families of patents and patent applications in respect of GCVC's technologies and products:

Patent Family	Description
Vaccine against hepatitis B	Method of Genome cloning and production of the Asian subtype of hepatitis B upon which the Hepavax-Gene vaccine is based
Vaccine against Japanese encephalitis	Method for preparing a vaccine against Japanese encephalitis
Combination vaccines	Modern tetravalent vaccine for paediatric use that includes hepatitis B, pertussis, diphtheria and tetanus antigens; vaccines against ricksettsiosis
Therapeutic vaccines	To develop a cure for hepatitis B and C
Vaccines against Hantaan virus	GCVC has the potential to acquire for no consideration the following three patents: a novel process for preparing a vaccine for haemorrhage fever renal syndrome, a vaccine for haemorrhage fever renal syndrome and the Hantaan virus strain ROK 84/105 and associated vaccine

EMPLOYEES

The following table shows by division the number of employees employed by Rhein Biotech as of the end of 2001:

Division	2001
Production	102
Research and Development	103
Quality Assurance	46
General Administration	40
Sales and Marketing	30
Total	321

The following table shows by location the number of employees employed by Rhein Biotech as of the end of 2001:

Location	2001
Rhein Biotech N.V., The Netherlands	24
Rhein Biotech GmbH, Germany	52
Rhein Immuno, Netherlands/Argentina	27
GreenCross Vaccine, Korea	218
Total	321

PROPERTIES

All of Rhein Biotech's business premises and production facilities are leased except the hepatitis B vaccine facility and the R&D facility at the Shingal facility in Korea, which are co-owned by GCVC. The following table sets out information concerning the major locations where the Company has operational facilities.

Location	Purpose
Maastricht, The Netherlands	Headquarters, office space
Düsseldorf, Germany	Research and development, pilot production, office space
Buenos Aires, Argentina	Research and development, production
Yongin, Korea	Research and development, production, office space

LEGAL MATTERS/LITIGATION

Neither Rhein Biotech nor any member of the Rhein Biotech group is involved in any litigation or arbitration proceedings which could have, or during the last financial year have had, a significant effect on the financial condition of the company or the Rhein Biotech group and, so far as Rhein Biotech is aware, no such litigation or arbitration proceedings are pending or threatened.

General Information about Rhein Biotech

INCORPORATION AND REGISTRATION

Rhein Biotech was established in 1985 and registered as a private company with limited liability under the name of Rhein Biotech GmbH in the Commercial Register at the Lower Court of Düsseldorf, Germany. In 1998 the company was restructured and a Dutch company was established under the name of Rhein Biotech N.V. as the parent company of the Rhein Biotech group. Rhein Biotech was formed on 5 June 1998 and was registered with the Commercial Register of the Chamber of Commerce in Maastricht, the Netherlands on 15 June 1998 under registration number 14.056842. Pursuant to a notarial deed dated 28 October 1998, a share exchange was executed between Rhein Biotech N.V. and the shareholders of Rhein Biotech GmbH, whereby the former shareholders of Rhein Biotech GmbH received shares in Rhein Biotech N.V. Rhein Biotech GmbH thus became a wholly-owned subsidiary of Rhein Biotech N.V.

CORPORATE PURPOSE

According to the Articles of Association, the objects of Rhein Biotech are to:

(i) incorporate, participate in, manage and take any other financial interest in other companies and enterprises;

(ii) develop and exploit biotechnological process and manufacture and sell biotechnological products;

(iii) acquire, dispose of, manage and exploit real and personal property (including patents, marks, licenses, permits and other industrial property rights)

(iv) render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises; and

(v) borrow and/or lend money, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others.

FISCAL YEAR, AUDITORS, ACCOUNTING

The financial year of Rhein Biotech is the calendar year. The consolidated financial statements of the company as at and for the years ended 31 December 2001, 2000 and 1999 were audited by Arthur Andersen Accountants, Eindhoven (independent public accountants), The Netherlands in accordance with US GAAP.

The financial statements of the company as at and for the years ended 31 December 2001, 2000 and 1999 were audited by Arthur Andersen Accountants, Eindhoven (independent public accountants) in accordance with generally accepted accounting principles in the Netherlands ("Dutch GAAP").

Regulation of the Vaccine Industry

GENERAL

The Company's research and development and production activities are undertaken in a number of countries around the world. These activities are subject to strict regulatory requirements of national and supranational authorities in the countries in which they are undertaken such as requirements governing the testing, manufacturing, and marketing of pharmaceutical products. In most countries, it is necessary to obtain an approval to market a pharmaceutical or medical product. The grant of such an approval is subject to a detailed evaluation of data submitted by the applicant related to the quality, safety and efficacy of the product. Many countries, including member states of the EU and the United States, impose extensive testing and data submission requirements and conduct rigorous technical appraisals of product candidates. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant or require additional data before granting an approval to market a product even though the product may have been approved by another regulatory authority. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process.

Once a product is approved, the manufacturing and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacturing, safety, quality or efficacy of a product may result in the imposition of restrictions upon the manufacturing and sale of such product, including at worst withdrawal of the product from the market and/or the revocation of the relevant regulatory approvals.

THE EUROPEAN UNION

There is a broad range of legislation in force in EU member states governing the testing, manufacturing and marketing of pharmaceutical products.

EU legislation imposes specific requirements on pre-clinical testing where the data generated in such pre-clinical testing is to be used for a subsequent application for a product marketing authorisation in the EU. In addition, guidelines have been issued by a number of organisations, including the Committee for Proprietary Medicinal Products, with respect to the conduct of pre-clinical and clinical testing and the operation of laboratories. There are also national laws and regulations within each EU member state governing the conduct of research.

Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer's authorisation and must comply with the requirements of "Good Manufacturing Practice" incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer's manufacturing authorisation.

EU legislation provides for a centralised procedure for authorisations to market pharmaceutical products. The procedure is initiated with the submission of an application for a marketing authorisation to the European Agency for the Evaluation of Medicinal Products. This agency processes the application and co-ordinates an evaluation of the product candidate. EU legislation provides for mutual recognition, whereby an authorisation for a product granted in one member state is recognised by and forms the basis for granting an authorisation in other member states. The wholesale distribution of pharmaceutical products within the EU is regulated by "Good Distribution Practice" guidelines.

SWITZERLAND

Marketing of a new pharmaceutical product requires a product marketing authorisation. This is granted by Swissmedic if rigorous pre-clinical and clinical trials have shown that the product fulfils the legal criteria of quality, safety and efficacy. Marketing authorisations and maintenance of approved products in the Company's home market are of major importance.

In addition to the requirements of pre-marketing authorisation, the production licenses for manufacturing of pharmaceuticals in Switzerland is an important requirement. Obtaining and maintaining this license requires a production standard according to the so-called Good Manufacturing Practice (GMP). Rules and regulations in Switzerland can be described as setting standards comparable with those of the EU.

REGULATION OUTSIDE THE EUROPEAN UNION

Highly regulated countries as the US, Australia and Canada are to be distinguished from those where similar regulation is only emerging. Harmonisation of standards and formats between the EU, the US and Japan, which is coordinated by the International Conference on Harmonisation, will have a global impact.

In some countries, limitations may be placed on the price at which products may be sold and the amount of royalties payable to licensors.

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SWX swiss exchange

TRADING SEGMENTS

SWX Swiss Exchange—main board

The SWX Swiss Exchange was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. In 1996, the SWX Swiss Exchange introduced full electronic trading in Swiss equities, derivatives and bonds. In 2001, the aggregate turnover of the SWX Swiss Exchange, for equity and debt instruments as well as options, was CHF 1,215 billion. A listing on the SWX Swiss Exchange—main board requires that (i) the operating and financial track record of the issuer extends over a period of at least 3 years, (ii) the issuer's share capital amounts to at least CHF 25 million, (iii) the total market value of the initial public offering amounts to a minimum of CHF 25 million, and (iv) 25 percent of the share capital of the issuer is placed in public hands. Currently 336 issuers are listed on the SWX Swiss Exchange—main board.

Since the first semester of 2001, all trading in equities included in the Swiss Market Index (Swiss blue chip companies) and initially traded on the SWX Swiss Exchange—main board has been incorporated into "virt-x". Virt-x is a pan-European blue chip platform on which all European blue chips can be traded electronically and which offers integrated clearing and settlement. Virt-x is a joint venture between the SWX Swiss Exchange and the TP Group LDC and is domiciled in London.

SWX Local Caps

The SWX Local Caps segment of the SWX Swiss Exchange serves as a means for listing equity securities of young but sufficiently mature companies that—due to their investor base, corporate history, capitalisation or equity securities distribution—do not, or do not yet, qualify for listing in some other SWX trading segments. The listing requirements on the SWX Local Caps segment are typically easier to fulfil than the listing requirements of the SWX Swiss Exchange—main board. The SWX Local Caps requires that (i) the operating and financial track record of the issuer extends over a period of at least 2 years, (ii) the issuer's share capital amounts to at least CHF 2.5 million, (iii) the total market value of the initial public offering amounts to a minimum of CHF 10 million, and (iv) 15 percent of the share capital of the issuer is placed in public hands. Currently 30 issuers are listed and traded on the SWX Local Caps segment.

GENERAL RULES ON SECURITIES TRADING

Trading on the SWX Swiss Exchange occurs through a fully integrated trading system covering the entire process from trade order to settlement. Trading for equities begins each business day at 9:00 a.m. CET and continues until 5:30 p.m. CET. Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX Swiss Exchange. Transaction information is collected, processed and immediately distributed by the SWX Swiss Exchange. The SWX Swiss Exchange distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX Swiss Exchange data in real time to all subscribers as well as to other information providers such as the Investdata System or Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three days after the trade date.

A quotation may be suspended by the SWX Swiss Exchange if large price fluctuations are observed, if important, price sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. Surveillance and monitoring is the responsibility of the SWX Swiss Exchange as the organiser of the market. The aim of such self-regulation is to ensure fair trading and an orderly market.

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Taxation

GENERAL

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership, exercise or disposition of the Shares. The statements of Swiss, German and Dutch tax laws set forth below are based on the laws and regulations in force as of the date of this Offering Circular and may be subject to any changes in Swiss, German and Dutch law, and in any tax treaty to which Switzerland, Germany or the Netherlands is a party occurring after that date. Such changes may have retroactive effect.

THE STATEMENT AND DISCUSSION OF CERTAIN SWISS, GERMAN AND DUTCH TAXES SET OUT HEREIN ARE OF A GENERAL NATURE ONLY AND ARE NOT EXHAUSTIVE OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF SHARES IN LIGHT OF THE HOLDER'S PARTICULAR CIRCUMSTANCES, NOR DO THEY ADDRESS THE TAX CONSIDERATIONS RELEVANT TO CERTAIN TYPES OF HOLDERS WHO MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE APPLICABLE TAX LAWS. THE FOLLOWING STATEMENTS ARE NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, PROVINCIAL, LOCAL OR FOREIGN TAX LAW AND OF CHANGES IN APPLICABLE TAX LAW (INCLUDING DRAFT LEGISLATION) IN THEIR INDIVIDUAL CIRCUMSTANCES AND RESPECTIVE JURISDICTIONS.

SWISS TAX CONSIDERATIONS

The statements and discussion of certain Swiss taxes set out below are of a general nature. The statements are included for general information only. They do not address every potential tax consequence of an investment in Shares under the laws of Switzerland and do not relate to persons in the business of buying and selling shares or other securities. Potential investors are therefore urged to consult their tax advisers to determine the special tax consequences of the acquisition, ownership and sale or other disposition of the Shares.

Stamp Tax upon Acquisition of Shares in the Takeover Offer ("Umsatzabgabe" and "Emissionsabgabe")

Upon transfer of the Shares of Rhein Biotech N.V. pursuing to the Takeover Offer, the cash amount paid to the Shareholders of Rhein Biotech N.V. will be subject to the Federal transfer stamp tax of 0.3 percent, which will be borne by the Company.

The capital increase of the Company pursuant to the Takeover Offer will not trigger the Federal capital issuance stamp tax.

Stamp Tax Upon Transfer of Securities ("Umsatzabgabe")

Whilst the issuance of the Shares is exempt from Swiss transfer stamp tax, the transfer of such Shares after the Offering, whether by a Swiss resident or non resident holder, may be subject to a Swiss transfer stamp tax of 0.15 percent of the sale proceeds if the sale occurs through or with a Swiss bank or other securities dealers as defined in the Swiss Federal Stamp Tax Act. The sale of the Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the securities transfer stamp tax if (i) such non-Swiss bank or dealer is a member of the SWX, and (ii) the sale takes place on the SWX. Since 1 January 2001, the following categories of foreign institutional investors being subject to regulation similar to that imposed by Swiss federal supervisory authorities are exempt from the transfer stamp duty: investment funds, social security institutions, pension funds and life insurance companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds are also exempt from the securities transfer tax. In addition to the transfer stamp tax, the sale of the Shares by or through a member of the SWX may be subject to a stock exchange levy of up to 0.02 percent of the sales proceeds (including the FBC surcharge).

Withholding Tax on Dividends and Distributions

Dividends and other distributions of profits or reserves made in cash or in kind by the Company to a holder of Shares (including dividends on liquidation proceeds and stock dividends) are subject to federal withholding tax (the "Withholding Tax") at a rate of 35 percent. The Withholding Tax is withheld by the Company on the gross distributions and is paid to the Swiss Federal Tax Administration.

Swiss Resident Recipients

Swiss resident individuals are generally entitled to a full refund or tax credit for the Withholding Tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in their relevant income tax returns respectively in their profit and loss statement, if any. Legal entities incorporated in Switzerland or legal entities holding Shares as part of a Swiss business operation or Swiss permanent establishment are generally entitled to a full refund of the Withholding Tax if they beneficially own the distribution when due and report it in their profit and loss statement.

Non Swiss Resident Recipients

The recipient of a taxable distribution from the Company who is an individual or legal entity neither resident in Switzerland for tax purposes nor holding Shares as part of a Swiss business operation or Swiss permanent establishment, may be entitled to a full or partial refund of the Withholding Tax, if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met.

As of 1 January 2002 Switzerland has entered into double taxation treaties with the following countries:

Albania	Greece	Moldavia	Slovak Republic
Australia	Hungary	Morocco	Slovenia
Austria	Iceland	The Netherlands	South Africa
Belarus	India	New Zealand	Spain
Belgium	Indonesia	Norway	Sri Lanka
Bulgaria	Italy	Pakistan	Sweden
Canada	Ivory Coast	People's Republic of China	Thailand
Croatia	Jamaica	Philippines	Trinidad and Tobago
Czech Republic	Japan	Poland	Tunisia
Denmark	Kazakhstan	Portugal	United Kingdom
Ecuador	Kuwait	Republic of Ireland	United States of America
Egypt	Luxembourg	Republic of Korea (South Korea)	Venezuela
Finland	Macedonia	Romania	Vietnam
France	Malaysia	Russia	
Germany	Mexico	Singapore	

By today, negotiations have been completed for new double taxation treaties with:

Argentina	Israel	Mongolia
Armenia	Latvia	Ukraine
Estonia	Lithuania	Uzbekistan
Georgia	Kyrgyzstan	Zimbabwe

In general, the double taxation treaties to which Switzerland is a party (including the German-Switzerland income tax treaty, the Netherlands-Switzerland income tax treaty and the U.S.-Switzerland income tax treaty) reduce Withholding Tax on portfolio dividends and dividends paid to less-than-10 percent (U.S.-Switzerland income tax treaty) respectively 20 percent (German-Switzerland income tax treaty) or 25 percent (the Netherlands-Switzerland income tax treaty) holders to 15 percent.

Non-Swiss resident holders of Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Shares not resident in Switzerland should consult their own legal, financial or tax advisers regarding receipt, ownership, purchase, sale or other dispositions of Shares and the procedures for claiming a refund of the Withholding Tax.

Income and Profit Tax on Dividends and Similar Distributions

Individuals

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Shares in his relevant Swiss tax returns.

Legal Entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include taxable distributions received on the Shares in their net income subject to Swiss corporate income taxes. A Swiss company or co-operative or a non-Swiss company or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from participation relief from taxation with respect to dividends (*"Beteiligungsabzug"*), provided such Shares at the time of the distribution represent a fair market value of at least CHF 2 million or represent at least 20 percent of the share capital.

Capital Gains Tax

Individuals

Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes on income with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as professional securities traders for income tax purposes. Gains realized upon a repurchase of Shares by the Company may however be re-characterized as a taxable dividend distribution.

Gains realized upon the sale of Shares by a non-Swiss resident holder will not be subject to Swiss income tax; provided that the holder does not hold the Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business.

Legal Entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss corporate income tax.

A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit at Federal tax level from participation relief from taxation of capital gains realized upon the disposal of Shares (*"Beteiligungsabzug"*), provided such Shares at the time of the disposition represent at least 20 percent of the share capital, were held for a period of at least one year, were not acquired before January 1, 1997 and provided the consideration exceeds the acquisition price of such Shares. A number of Cantonal Tax Laws contain similar provisions.

Net Worth and Capital Taxes

Individuals

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to include his Shares in his wealth which is subject to cantonal and communal net worth tax.

Legal Entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include their Shares in their assets. The cantonal and communal capital tax is levied on the basis of the net equity of the legal entities. No capital tax is levied at Federal level.

Gift and Inheritance Tax

Transfers of Shares may be subject to cantonal and/or communal inheritance, estate or gift taxes if the deceased or the donator were resident in a canton levying such taxes and in international circumstances if the applicable tax treaty were to allocate the right to tax to such canton.

GERMAN TAX CONSIDERATIONS

Set forth below is a brief analysis of the principal tax consequences which arise as a result of the ownership and any subsequent transfer of Rhein Biotech Shares respectively Berna Biotech Shares by Shareholders who are resident or deemed to be resident in Germany for German tax purposes. It does not present a comprehensive or complete picture of all aspects of German tax law which could be of relevance to the Shareholders. This summary is based on current German law at the time of the preparation of this Prospectus. German tax law, the German/Dutch respectively the German/Swiss Double Tax Treaty may change at any time without notice. Prospective investors should therefore consult a professional tax adviser regarding the tax consequences of the acquisition, holding and disposal of Rhein Biotech Shares respectively Berna Biotech Shares as well as the German tax consequences of the Exchange. The discussion of the principal tax consequences in German is included for general information purposes only.

German Tax Aspects of Acquisition, Holding and Disposal of Rhein Biotech

The summary of certain German taxes set out in this section is only intended for the following investors:

(i) individuals who are resident or deemed to be resident in Germany for purposes of German taxation and who invest in Berna Biotech Shares and who are Rhein Biotech Shareholders respectively excluding individuals who are employees or who are deemed to be employees of Rhein Biotech/Berna Biotech or employees of any entity related to Rhein Biotech/Berna Biotech (the "German Individuals"); and

(ii) corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in Germany for purposes of German taxation and who invest in Berna Biotech Shares and who are Rhein Biotech Shareholders respectively, excluding corporate entities that are not subject to German corporation income tax (the "German Corporate Entities").

This summary is also intended for Rhein Biotech/Berna Biotech Shareholders who hold or will hold a substantial interest in Rhein Biotech respectively Berna Biotech. Generally, a Rhein Biotech/Berna Biotech Shareholder will not have a substantial interest in Rhein Biotech/Berna Biotech, if he or she has not held, at any time during the five-year period preceding the relevant date, whether directly or indirectly, shares, or rights to acquire shares, representing 1 percent or more of the Rhein Biotech respectively Berna Biotech nominal share capital. If the Shareholder has acquired title to Shares during the five-year period preceding the relevant date free of consideration (by inheritance, donation or otherwise), he or she shall be deemed to have a substantial interest in the company, if his or her predecessor, or the predecessor's predecessor(s), held a substantial interest in the company at any time during the five-year period preceding the relevant date.

Taxation of Dividends

As a general rule, dividends paid by Berna Biotech to a Shareholder constitute taxable income for German Individuals in principle. According to the so-called "Half-income-system" only half of the dividends received are subject to German income tax (and, if applicable, church tax). Thus only half of the expenses incurred and attributable to the generation of income from capital investments are deductible. This regulation even applies, if no dividend is received at all. In relation to German Individuals, these regulations apply regardless of whether the Shares are attributable to a business enterprise carried on by him or her or qualified as private asset. However, dividend payments to individuals who are resident or having their ordinary place of abode in Germany, are tax-exempt, to the extent that one half dividend together with other income from capital assets after deduction of one half of the actual income-related expenses or the blanket deduction for income-related expenses in the amount of € 51 (or € 102 for spouses with joint assessment) does not exceed the savings allowance in the amount of € 1,550 (or € 3,100 for spouses with joint assessment). A solidarity surcharge amounting to 5.5 percent is levied on the shareholders' assessed income tax.

In Switzerland dividends on shares of Swiss companies are currently subject to withholding tax of 35 percent of the gross dividend. Under the terms of the German/Swiss double taxation treaty the part of the withholding tax exceeding 15 percent is generally refunded to the German shareholder by the Tax Administration of the Confederation in Bern/Switzerland on prior application. The Swiss withholding tax on dividends, which is not refundable in Switzerland, can in principle be credited against German income tax (to a full extent only under prerequisite that the German income tax burden on the foreign dividend amounts at least also to 15 percent). If the shares form part of a Business Enterprise in principle the full dividends are also subject to trade tax.

If the shareholder is a corporation with unlimited tax liability, the dividends received are generally entirely tax-exempt for corporation tax purposes. On the other hand any expenses attributable to the shares are in principle not deductible at all, if a dividend has been received of a company situated in Germany as well. If the subsidiary is located in an other country, a special regulation applies. The dividends received are exempted from corporation tax only to 95 percent. On the other hand income related expenses are fully deductible.

If the corporation holds less than 10 percent of the nominal capital or capital stock of a corporation the dividends will be taxed with trade tax. If the corporation holds at least 10 percent of the capital, the dividends are free of trade tax under certain circumstances (e.g. active business of the company is necessary).

If the shareholder is a financial institution (*Kreditinstitut*) or a financial services institution (*Finanzdienstleistungsinstitut*) within the meaning of Chapter 1 Section 12 of the German Banking Act (*Gesetz über das Kreditwesen*; "KWG") and if the shares are attributable to the account book, dividends are fully subject to corporation tax. The same applies if the shares have been purchased by a financial institution within the meaning of the KWG with the aim of realising a profit from own account dealings within a short time.

German Tax Aspects of the Disposal of Shares

Capital gains realised on the disposal of Shares by a German Individual which have not formed part of a Business Enterprise are subject to income tax at progressive rates (plus solidarity surcharge thereon and, if applicable, church tax) only if the disposal is made within 12 months after the acquisition of the same shares or if the Shareholder has a substantial interest in the company. As set out above a shareholder has a substantial interest, if he or she holds in the moment of the disposal respectively has held at any time during a five-year period shares resenting at least 1 percent of the nominal share capital. For shareholders with a substantial interest in the company, there are special saver's allowances and specific tax rates. If the shares are attributable to a business enterprise, capital gains realised on the disposal are always taxable for income and trade tax purposes. In every case only half of the capital gains is subject to income tax and maybe trade tax (Half-income-system).

The deductibility of (half of the) losses from the disposal of shares is, in principle, regulated by analogy to the taxability of capital gains, however, subject to additional limitations. Especially losses from the disposal of shares qualified as private assets and purchased within 12 months before the disposal, can only be deducted from income of capital gains, but not from other income (e.g. salaries/wages or dividends/ interests).

Capital gains realised on the disposal of shares by a German Corporate Entity are generally tax-free for corporate income tax (plus solidarity surcharge) and trade tax purposes. On the other hand capital losses realised on the disposal are not deductible at all.

If the shareholder is a financial institution or a financial services institution within the meaning of Chapter 1 Section 12 KWG and if the shares are attributable to the account book, capital gains are fully subject to taxation. The same applies if the interests sold have been purchased by a financial institution within the meaning of the KWG with the aim of realising a profit from own account dealings within a short time.

As a general rule the exchange of Berna Biotech Shares for Rhein Biotech Shares is deemed to be a disposal of the Rhein Biotech Shares and an acquisition of Berna Biotech Shares. For German individuals this may generate capital gains subject to income tax (plus solidarity surcharge and, if applicable, church tax) if the Exchange becomes effective within 12 months after the acquisition of the Rhein Biotech Shares or if the shareholder has a substantial interest in Rhein Biotech.

Under the Dutch/German Double Tax Treaty, capital gains realised by German residents who are entitled to the benefits of this double tax treaty in respect of their Rhein Biotech Shares are only taxable in Germany.

Prospective investors should consult a professional tax adviser in relation to the consequences of the disposal of Rhein Biotech Shares.

Property Tax

For assessment periods starting on or after January 1, 1997, property tax (Vermögensteuer) is currently not levied in the Federal Republic of Germany.

Inheritance and Gift Tax

The transfer of shares of a foreign corporation to another person by way of a gift or on account of death is only subject to German inheritance or gift tax (Erbschaft- bzw. Schenkungsteuer) if

a) the testator (donor) or the heir (donee or other acquirer) was a "resident" (Inländer) as defined by Section 2 of the German Inheritance and Gift Tax Act (Erbschaftsteuer- und Schenkungsteuergesetz; "ErbStG") at the time of the transfer of assets. That means he/she was resident in Germany at the time of transfer, or as a German citizen had not been resident abroad for more than five years without having a place of residence in Germany, or

b) other than in the case described in a) above, the shares in the testator or donor were operating assets for which an operating unit was maintained in Germany or a permanent representative was appointed, or

d) the testator or donor with German nationality, after leaving Germany, meets the conditions of Section 4 of the German Foreign Tax Act (Außensteuergesetz; "AStG").

The few German double inheritance taxation treaties currently in force (e.g. with Switzerland) are often only applicable for transfers on account of death (e.g. the double taxation treaty with Switzerland) and generally provide that German inheritance or gift tax can only be levied in cases a) and b).

Other Taxes

No German capital transaction tax (Kapitalverkehrsteuer), turnover tax (Umsatzsteuer), stamp duty (Stempelsteuer) or any similar tax or duty is levied on the purchase, sale or other disposal of shares.

NETHERLANDS TAX CONSIDERATIONS

Set forth below is a brief analysis of the principal tax consequences which arise as a result of the ownership and any subsequent transfer of Rhein Biotech Shares respectively Berna Biotech Shares by Shareholders who are resident or deemed to be resident in the Netherlands for Dutch tax purposes. It does not present a comprehensive or complete picture of all aspects of Dutch tax law which could be of relevance to the Shareholders. This summary is based on current Dutch law at the time of the preparation of this Prospectus. Dutch tax law and the Dutch/Swiss Double Tax Treaty may change at any time without notice. Prospective investors should therefore consult a professional tax adviser regarding the tax consequences of the acquisition, holding and disposal of Rhein Biotech Shares respectively Berna Biotech Shares as well as the Dutch tax consequences of the Takeover Offer.

General

The following Dutch tax considerations are limited to the tax implications for a Dutch resident (i) corporation, (ii) individual who has a substantial or deemed substantial interest, and (iii) individual who does not have a substantial or deemed substantial interest.

Generally, an individual holding shares has a substantial interest if he, alone or together with his partner, directly or indirectly, owns at least 5% of the issued share capital, or rights (including share options) to acquire at least 5% of the share capital, or owns profit sharing certificates which entitles the holder to at least 5% of the annual profit and/or to at least 5% of the liquidation proceeds of either Rhein Biotech or Berna Biotech. A deemed substantial interest would be present if an individual shareholder or holder of profit sharing certificates does not have a substantial interest, but his partner or relative or relation by marriage in the first degree does have a substantial interest. A deemed substantial interest would also be present if part of a substantial interest or deemed substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Dividend Withholding Tax

In Switzerland dividends on shares of Swiss companies are currently subject to withholding tax of 35 percent of the gross dividend. Under the terms of the Dutch/Swiss Double Tax Treaty the part of the withholding tax exceeding 15 percent is generally refunded to the Dutch shareholder by the Tax Administration of the Confederation in Bern/Switzerland on prior application. Individuals or corporations (or an entity enjoying equivalent status under Dutch tax legislation, hereafter referred to as "corporation") which hold shares and are resident or deemed to be resident in the Netherlands, may be entitled to credit the dividend withholding tax on income from shares against Dutch personal or corporate income tax due on such income.

Dutch Personal and Corporate Income Tax

Where the shares are owned by an individual or entity resident or deemed resident in the Netherlands, the question whether distribution and/or capital gains on such shares are subject to Dutch income tax or corporate income tax depends on the general tax status of the individual or the entity in question, the capacity in which he or it owns such shares, the percentage of interest in the capital owned by him or it, and on certain other facts and circumstances. Dividend withholding tax with respect to distributions made by Berna Biotech may be eligible for a credit against Dutch income tax or corporate income tax, depending on the circumstances.

Dutch Resident Individuals

A holder of shares that is a resident or deemed to be a resident in the Netherlands and has an enterprise to which enterprise the shares are attributable, is subject to Dutch income tax on dividends, capital gains, and other revenue from shares. The normal income tax rate (income falling in Box 1: taxable income from work and home ownership) is a progressive rate with a maximum of 52%. For Dutch resident individuals having an enterprise to which enterprise the shares in Rhein Biotech are attributable, any capital gain resulting from the Exchange is subject to a maximum of 52% income tax.

A special tax rate of 25% applies to individuals, which hold a substantial interest or deemed substantial interest in either Rhein Biotech or Berna Biotech and do not have an enterprise (income falling in Box 2: taxable income from a substantial interest such as dividends, capital gains and other revenue from the shares). For Dutch resident individuals holding a substantial interest or deemed substantial interest in Rhein Biotech, any capital gain resulting from the Exchange is subject to 25% income tax.

Dutch resident individuals that do not have an enterprise to which enterprise the shares are attributable, and do not own a substantial interest or deemed substantial interest in either Rhein Biotech or Berna Biotech are deemed to have generated an income in the amount of 4% of the average value of the shares (income falling in Box 3: taxable income from savings and investment). The average value of the shares is defined as the average between the fair market value of the stock at January 1 and the fair market value of the stock at December 31 of that particular year. This deemed income will be taxable at a rate of 30%. Consequently, the average value of the shares in either Rhein Biotech or Berna Biotech will be subject to an effective income tax rate of 1.2%. For Dutch resident individuals that do not have an enterprise to which enterprise the shares in Rhein Biotech are attributable, and do not own a substantial interest or deemed substantial interest in Rhein Biotech, any capital gain resulting from the Exchange will not be directly subject to income tax. However, the capital gain resulting from the Exchange may increase the average value of the assets that are subject to this effective income tax rate of 1.2%.

Dutch Resident Corporations

Generally a holder of shares that is a corporation resident or deemed resident of the Netherlands is subject to Dutch corporate income tax on dividends, capital gains, and other revenue from shares. The corporate income tax rate is usually a flat rate of 34.5%. An exemption from Dutch corporate income tax applies for capital gains and dividend distributions to a corporate shareholder for which the participation exemption as defined in Article 13 of the Corporate Income Tax Act 1969 (*Wet op de Vennootschapsbelasting 1969)*, applies with respect to the shares. Generally, the participation exemption applies if a Dutch resident entity holds an interest of at least 5% in the issued and paid up share capital of a company. The participation exemption can also be applicable to corporate shareholders owning less than 5%, under certain circumstances.

Gift, Estate and Inheritance Tax

Gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of the shares by way of a gift by, or on the death of, a holder of the shares who is a resident or deemed to be a resident in the Netherlands at the time of the gift or his death.

Other Dutch Taxes and Duties

No registration tax, transfer tax, stamp duty or other similar documentary tax or duty, will be due in the Netherlands in connection with the acquisition, sale or other disposal of the shares.

Recent business developments

BUSINESS OPERATIONS

For the last three years, Berna Biotech has been engaged in an ambitious restructuring effort designed to divest its non-core business activities and to focus its operations on the development and production of vaccines. In this period, the Company brought in a new management team, streamlined its product portfolio, restructured its affiliate relationships and distributor networks, disposed of non-core operations in Italy and the United States, initiated a withdrawal from the plasma fractionation business and reorganised its animal health business. Berna Biotech thus began 2002 as an integrated and focused producer of vaccines, with many of the aims of the restructuring having been achieved.

Since the start of the year there have been a number of significant new developments affecting the Company and its business:

- In February, the Company announced that Aerugen®, a vaccine against Pseudomonas aeruginosa infections for cystic fibrosis sufferers, had been approved as an "orphan drug" in Europe. This was followed in May with the announcement that Aerugen® had received the same designation in the United States. Such designations qualify Berna Biotech for various financial benefits and incentives, including a significant period of marketing exclusivity in Europe and the United States upon registration of the vaccine with the EMEA and the FDA, respectively.
- In March, the Company concluded two important collaboration agreements for research and development: first, an agreement with Iomai Corporation of the United States relating to the development of vaccines to be administered using a skin patch; and second, a collaboration agreement involving Hesperion relating to the joint establishment of a Centre of Excellence for Vaccine Development.
- In May, the Company announced that it had reached agreement with Rhein Biotech with respect to a combination of the two companies.
- In June, the Company announced that a clinical investgation had failed to exclude the possibility of an association between Nasalflu, Berna Biotech's nasal spray vaccine for influenza, and Bell's Palsy, and that accordingly the Company had decided not to seek to reintroduce the product to the market, but instead to focus its resources on developing a second generation nasal flu vaccine.

In addition to these developments, since the start of 2002 the Company has continued work on two major construction projects: the pilot plant and new research laboratories, in Berne, Switzerland, where Aerugen® will be produced and a plant for the production of a new third-generation vaccine against hepatitis B in Thörishaus, Switzerland. Both projects are in the last phase of construction, and are expected to be completed in late 2002 and early 2003, respectively.

Finally, in April, the Company named a new Head of Regulatory Affairs, Patents, Licenses and Trademarks, Jörg v. Manger-Koenig, who joined the Company from F. Hoffman-La Roche.

FINANCIAL PERFORMANCE

Berna Biotech's financial performance in the year to date has been broadly in line with expectations as laid out in the Company's annual budget.

With respect to the Company's core vaccines business, sales have been at or above the levels seen during the comparable period of 2001, with the exception of sales of Epaxal and Vivotif, which were disappointing in the early part of the year owing to various production issues that have delayed or prevented shipment. These issues have now been resolved.

Outside the core vaccines business, results at Dr. E. Gräub AG, the Company's animal health business, are on budget for the year. The Company has performed unexpectedly well, however, with respect to sales of plasma, which have proceeded more quickly than anticipated as the business is being wound down. In addition, the Company has benefited from further extraordinary sales of smallpox vaccine, which have totalled approximately CHF 20 million in the year to date. On balance, the revenues associated with sales of plasma and smallpox vaccine have offset the shortfalls in sales of Epaxal and Vivotif.

(This page has been left blank intentionally.)

Prospects of the company

FULL YEAR FINANCIAL RESULTS

The Company expects that core vaccine sales for the year will meet budgeted targets, notwithstanding the low sales totals for Epaxal and Vivotif during the first part of the year. The Company anticipates that sales of these products over the remainder of the year will be strong enough to compensate for the poor start.

As is typical for the Company, sales of the Inflexal V influenza vaccine during September and October in advance of the coming flu season will be a significant determinant of overall financial performance for the year. In 2001, sales of Inflexal V accounted for approximately 25% of total vaccine sales. Currently, the Company is not aware of any reason why sales of its flu vaccine will not be in line with budget.

The Company's recent actions with respect to Nasalflu will result in the loss of a small amount of sales revenue that had been included in the 2002 budget. This will be offset, however, by the savings to the Company from discontinuing the large-scale clinical study on Nasalflu, which had been scheduled to run into the fourth quarter of the year.

The Company anticipates that plasma sales will not continue at the high rate seen during the first part of the year, as production will be stopped in accordance with the plans to wind down this business by year end. The Company cannot predict whether it will earn significant revenues from further sales of smallpox vaccine, although a limited amount of stock is available for shipment if demand for the product should arise. Full year results for Dr. E. Gräub AG should not be significantly higher or lower than budget.

The Company expects that its capital expenditure for the remainder of the year will be in line with spending during the first part, as work continues towards completion on the Centre for Excellence in Vaccine Development and the third-generation HBV plant. Total capital expenditure for the year should be on budget at approximately CHF 40 million.

Berna Biotech currently anticipates that, excluding the effect of the combination with Rhein Biotech, results for the full 2002 financial year will be in line with the budgeted targets of CHF 200 million in gross sales and EBITDA of approximately 10 percent.

COMBINATION WITH RHEIN BIOTECH

With respect to the combination, the Company is hopeful that Rhein Biotech shareholders will accept the Takeover Offer, and that the transaction will close on schedule at the end of July or beginning of August.

Because there is relatively little overlap between the two organisations, Berna Biotech does not expect to realise significant cost synergies as a result of the combination with Rhein Biotech. By the same token, restructuring costs are anticipated to be relatively low. The process of phasing out Rhein Biotech's headquarters in Maastricht will begin, but no major changes are envisioned with respect to production facilities. Overall, no significant reductions in headcount are planned.

Berna Biotech anticipates that the combined company will have significant opportunities for revenue synergies, although the effects of such synergies are not likely to be seen during 2002. The Company expects that total vaccine sales for the year for the combined company will be approximately CHF 140 million.

In view of the strong management commitment and the complementary nature of the two organisations, Berna Biotech believes that the integration process will proceed quickly and efficiently. Assuming that the transaction is concluded as planned, it is currently anticipated that the integration of the companies will be completed by the end of 2002 or soon thereafter.

Glossary

Adjuvant	A substance sometimes included in a vaccine formulation to enhance the immune response to an antigen and increase production of an antibody. These include gel-type adjuvants such as aluminium hydroxide/aluminium phosphate and calcium phosphate, the oldest type of adjuvants; microbial adjuvants such as DNA sequences, endotoxins and exotoxins; oil-emulsion and emulsifier-based adjuvants; particulate adjuvants such as immunostimulatory complexes and liposomes; and synthetic adjuvants such as polyphosphazene and polynucleotides
Amino acid	Building unit of a protein
Antibody	An infection-fighting protein produced by the body in response to the introduction of an antigen, that helps destroy pathogenic organisms or toxins
Anticoagulant	An agent that prevents the formation of blood clots
Antigen	A substance that, when introduced into the body, stimulates the production of an antibody. Antigens include toxins, bacteria, foreign blood cells and cells of transplanted organs. For vaccines, this term refers to a vaccine component that induces protection against a single disease
Bacteria	A type of single-celled organism, lacking a nucleus, that reproduces by scission of itself
Carrier	A transmitter (e.g., virus, living bacteria) used to transport the antigen for a vaccine
Chemotherapeutic	Relating to chemotherapy, the use of chemical agents to control an illness
Cholera	An acute infectious disease caused by a bacteria, whose major symptom is diarrhoea and can be life-threatening if untreated
Clinical trials	A stage in the development of a new product candidate involving testing in humans for safety and efficacy
Combination vaccine	Vaccine in which several antigens are combined to protect against multiple illnesses simultaneously
Conjugate vaccine	Vaccine that strengthens the immune response by coupling a polysaccharide antigen with a carrier protein
Culture medium	Nutritional liquid used for cell cultivation
Cytokines	Substances formed from a large number of cell types, which contribute to the activation of other cells, which, for example, prompt an immune response
DNA	Deoxyribonucleic acid; a chemical substance found in the nucleus of each cell that makes up genetic material and encodes proteins and enables cells to reproduce and perform their functions
DTP	The infections diphtheria, tetanus and pertussis
Encoding	The specification of the genetic code, as a sequence of DNA which encodes the amino acid sequence of a protein
Endotoxin	A poisonous substance present in bacteria
Escherichia coli	A bacterium commonly found in the gut of humans
EMEA	European Medicines Evaluation Agency
Enzyme	A protein that facilitates or speeds up specific chemical reactions

Epitope	A region on the surface of an antigen capable of eliciting an immune response and of combining with the specific antibody produced by such a response
EPO	Erythropoetin; a cytokine stimulating the formation of red blood cells
Expression	The process by which the information in genes is converted into proteins
FDA	Food and Drug Administration; a regulatory agency of the U.S. government charged with protecting the public health by ensuring that medicines, foods and other marketed substances are safe, effective and honestly labelled. Strict FDA standards must be met before any medical product may be sold in the United States, and regulatory permission to market a drug in the U.S. may be withheld or revoked if a company fails to comply with those standards
Fermentation process	Process to cultivate micro-organisms or cell lines
Gene	The basic unit of inheritance. At the molecular level a single gene consists of a length of DNA which exerts its influence on the organism's form and function by encoding and directing the synthesis of a protein, or in some cases an RNA molecule
Genetic engineering	Science of isolation and characterisation of DNA material from a variety of sources, including the reintroduction of recombinant genetic material into other biological environments
Gene sequence	Nucleotide sequence of DNA
GMP	Good manufacturing practice; a standard of quality used to minimise risk from harmful antimicrobial resistant bacteria or resistance genes through good farm management, good hygiene practices, and other non-antimicrobial disease preventive strategies
Haemophilus influenza type B	Bacteria that causes meningitis
Hansenula polymorpha	A yeast expression system developed by Rhein Biotech for the production of hepatitis B vaccine, allowing for high productivity in low cost media and easy upscaling for industrial production
Hantaan virus	A virus that causes haemorrhagic fever
HBV	Hepatitis B virus, which is carried by an estimated 350 million people world-wide
Hepatitis A	An acute, usually benign liver disease caused by a virus
Hepatitis B	Severe liver disease caused by a virus and transmitted by exposure to blood or blood products or during sexual intercourse
Hepatitis C	A virus that infects the liver. Hepatitis C becomes chronic in 60–80 percent of cases, and 20-30 percent of chronically infected people develop liver cirrhosis within 30 years after infection. An estimated 1–4 percent of the world population is infected with hepatitis C. No preventive vaccine is currently available
Hepavax-Gene	Product name of Rhein Biotech's hepatitis B vaccine
Hirudin	A type of anticoagulant
Immune response	The reaction of the immune system to foreign substances
Immune modulator	An agent or process used to up or down regulate the function of the immune system
Immunity	Insusceptibility of an organism to an infection

Immunisation	The process or procedure by which a subject is rendered resistant to a specific disease
Immunogenicity	The ability of an antigen or vaccine to stimulate immune responses
Industrial enzymes	Enzymes used in industrial processes
Inflexal V	Influenza vaccine product of Berna, delivered via injection
Influenza	Commonly known as the "flu," a common disease caused by a virus that can mutate quickly, whose clinical features include high fever and respiratory symptoms
Interferon alpha/beta	A cellular messenger released by certain cell types in response to viral infection
Interleukin	A class of cytokines
Intranasal	Applied or used through the nose
In vivo	Procedure performed within a living organism
Immunopotentiating reconstituted influenza virosome	A carrier system for the presentation of antigens resembling the natural form of the influenza virus
Japanese encephalitis	A severe inflammation of the brain caused by a virus which can be transmitted by mosquitoes
Live-attenuated bacteria	Living but weakened bacteria
Live-attenuated vaccine	A vaccine in which live viruses or bacteria are weakened through chemical or physical processes to produce an immune response without causing the effects of the disease. Also known as a live vaccine
Live vaccine	Vaccine made from live-attenuated bacterium or viruses
Live vector	Harmless virus or bacteria engineered to carry genes encoding antigens from other organisms
MMR	The infections measles, mumps and rubella
Molecular biology	The science of studying the cellular processes on a molecular level
Molecule	Chemical or biochemical substance consisting of multiple atoms
Monoclonal antibodies	Engineered antibodies able to recognise and bind to a specific protein or antigen; used for diagnostic procedures including typing tissue and blood, identifying infectious agents, and identifying the specific cells involved in the immune response
Mucosa	Mucous membrane, as in the nose
Mucosal adjuvants	For intranasal and transcutaneous vaccination, which induce immunity at the surface mucosa at which pathogens enter the body
Mucosal immunity	Part of the immune system associated with the mucosal tissues of the respiratory, gastrointestinal and urogenital tracts
Nasalflu	Product name of Berna's influenza vaccine, delivered via nasal application
Nucleic acid	The basic molecule of life (see "DNA")
Nucleotide	Chemical building block of DNA
Paramyxoviridae	A family of viruses that includes measles, mumps and parainfluenza
Pathogen	A micro-organism that causes infectious disease

Phase III trials	Studies in phase III are designed to confirm that a vaccine is safe and effective for use in the intended indication and recipient population. These studies are usually conducted using large groups of study subjects. Phase III is the last phase in clinical development before marketing approval is sought.
Phytase	A phosphorous-reducing enzyme
Pichia pastoris	A promoter yeast used for protein expression
Plasma	The fluid portion of the blood, composed mostly of water
Polysaccharide-protein conjugate	A type of antigen
Pre-clinical testing	Prior to testing in humans
Promoter	A DNA sequence controlling gene expression'
Prophylactic vaccine	Vaccine used in a protective manner against illnesses, prior to infection
Protein	A molecule comprising sequences of amino acids that is found in living organisms
Recombinant	Produced by genetic engineering
RNA	Ribonucleic acid; a nucleic acid associated with the control of cellular chemical activities
Rotavirus	A virus that causes diarrhoea in humans
Saccharomyces cerevisiae	An organism often used in molecular biology research also known as Baker's yeast
Smallpox	An acute, highly infectious, often lethal viral disease characterised by chills, fever, headache and eventual formation of widespread pus-filled blisters
Therapeutics	Substances used for therapeutic applications
Therapeutic vaccine	Vaccine that induces an immune response in ill patients to cure an infection or pathology
Toxin	A poisonous substance
Typhoid	One of various bacterial diseases; also typhoid fever
Vaccination	The inducement of immunity by presentation of a whole or a part of a pathogen to the body in order to stimulate an immune response
Vaccine	A variant or derivative of a pathogen that is presented to the body in order to induce an immune response
Virosome	Virus-like particles consisting of reconstituted influenza virus envelopes, the membrane of which consists of a spherical, liposome-based bilayer. Virosomes attach to and are taken up by cells, and could potentially be used for the delivery of nucleic acids, therapeutics, and other genetic material
Virus	An organism that multiplies within cells and causes disease
Whole-killed antigens	Vaccine made from an infectious agent that has been inactivated or killed. Used for viral diseases (e.g., polio, influenza), and potentially safer than live-attenuated antigens. Also known as killed vaccine
Yeast	Uni-cellular micro-organism used in the efficient and economical hansenula polymorpha expression system for producing the proteins that serve as the raw materials for Rhein Biotech's hepatitis B vaccine

Berne, 7 June 2002

Berna Biotech AG

by

Dr. Kuno Sommer, CEO

Patrik Richard, Secretary General

Index to financial statements

Historical consolidated financial statements

Historical statutory financial statements

Note: No interim financial reports of Berna Biotech have been produced subsequent to the financial statements for the year ended 31 December 2001.

Berna Biotech AG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF BERNA BIOTECH AG

As Group auditors we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement and notes) of Berna Biotech Ltd. for the financial year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the Accounting and Reporting Recommendations (Swiss GAAP ARR) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Gümligen, April 4, 2002

KPMG Fides Peat

Martin Hirsiger
Swiss Certified Accountant, Auditor-in-Charge

Dieter Widmer
Swiss Certified Accountant

Berna Biotech AG

CONSOLIDATED BALANCE SHEET
As of 31 December 2001
(amounts in CHF 000)

	Notes(1)	31.12.2001	31.12.2000
ASSETS			
CURRENT ASSETS			
Cash, cash equivalents and securities	1	262,811	15,469
Trade accounts receivable	2	42,311	60,138
Other assets	3	22,524	7,892
Inventories	4	20,005	51,096
Accrued income and prepaid expenses		671	1,085
TOTAL CURRENT ASSETS		348,322	135,680
NON CURRENT ASSETS			
Equipment, net	5	24,467	38,097
Property and plant, net	5	109,772	87,329
Intangible assets, net	5	2,570	3,142
Financial assets	5	264	0
TOTAL NON CURRENT ASSETS		137,073	128,568
TOTAL ASSETS		485,395	264,248
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
Trade accounts payable		24,127	19,069
Short-term financial liabilities	6	1,333	24,977
Other liabilities	7	44,533	2,608
Accrued expenses and deferred income		25,305	3,731
TOTAL CURRENT LIABILITIES		95,298	50,385
NON CURRENT LIABILITIES			
Long-term financial liabilities	8	0	11,000
Provisions, deferred taxes	9	23,465	26,412
TOTAL NON CURRENT LIABILITIES		23,465	37,412
TOTAL LIABILITIES		118,763	87,797
MINORITY INTERESTS		0	(524)
SHAREHOLDERS' EQUITY			
Share capital	10	10,017	8,000
Consolidated reserves		315,225	191,878
Consolidated net income/loss		41,390	(22,903)
TOTAL SHAREHOLDERS' EQUITY		366,632	176,975
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		485,395	264,248

(1) *The Notes form an integral part of the consolidated accounts.*

Berna Biotech AG

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended 31 December 2001
(amounts in CHF 000)

	Notes[1]	2001	2000
REVENUE			
Gross sales	11	303,835	199,570
Sales deductions	12	(11,327)	(9,906)
Net sales		292,508	189,664
Changes in inventories		(18,170)	(11,972)
Income from sales and changes in inventories		274,338	177,692
Licenses		5,653	0
Other income	13	1,762	173
Total revenue		281,753	177,865
Expenses			
Cost of goods and materials		(55,978)	(59,599)
Personnel expenses	14	(77,251)	(62,769)
Other operating expenses	15	(72,749)	(38,965)
Total expenses		(205,978)	(161,333)
Income from operations before depreciation (EBITDA)		75,775	16,532
Depreciation, amortization		(18,599)	(10,162)
Income from operations (EBIT)		57,176	6,370
Financial result, net	16	3,964	(1,415)
Income prior to restructuring costs		61,140	4,955
Restructuring costs	17	(12,112)	(27,749)
Income/loss before income taxes		49,028	(22,794)
Taxes	18	(7,638)	(594)
Income/loss before minority interest		41,390	(23,388)
Minority interest		0	485
Consolidated net income/loss		41,390	(22,903)

(1) The Notes form an integral part of the consolidated accounts.

Berna Biotech AG

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended 31 December 2001
(amounts in CHF 000)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated net income/loss	41,390	(22,903)
Depreciation, amortization	18,599	13,662
Change in provisions	23,709	1,416
Gain from sale of non current assets	(525)	0
Operating cash flows before change in net working capital	83,173	(7,825)
Change in trade accounts receivable	20,988	6,356
Change in other assets	(15,072)	467
Divestiture of US subsidiary	(80)	0
Change in securities	(1,062)	639
Change in inventories	31,916	25,662
Change in trade accounts payable	1,596	5,814
Change in other short-term liabilities	12,880	(5,647)
Net cash flows from operating activities	134,339	25,466
Cash flows from investing activities		
Purchase/sale of equipment	(1,796)	(6,167)
Purchase/sale of property and plant	(22,842)	(1,829)
Purchase/sale of intangible assets	(1,002)	(3,703)
Purchase/sale of financial assets	(264)	0
Net cash flows from investing activities	(25,904)	(11,699)
Cash flows from financing activities		
Change in short-term financial liabilities	180	(18,223)
Change in long-term financial liabilities	(11,000)	(596)
Capital increase (nominal CHF 2 million)	148,548	0
Gain from sale of treasury shares	166	0
Minority interest in result	0	(485)
Dividends paid	0	(1,360)
Net cash flows from financing activities	137,894	(20,664)
Impact of exchange rate fluctuations on cash and cash equivalents	(49)	1,334
Net change in cash and cash equivalents	246,280	(5,563)
Cash and cash equivalents as at January 1	7,727	13,290
Cash and cash equivalents as at December 31	254,007	7,727

Accounting principles

The accounting and reporting principles used in the preparation of the consolidated financial statements comply with the requirements of Swiss Accounting and Reporting Recommendations (Swiss GAAP ARR). They give a true and fair view of the financial position, the results of operations and the cash flows in accordance with ARR.

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Method and scope of consolidation

The consolidated financial statements encompass the annual statements of all Swiss and foreign companies in which Berna Biotech Ltd. owns direct or indirect holdings of more than 50%. For all units, the year under review covers twelve months.

Under the full consolidation method, the assets, liabilities, income and expenses of all these companies are included at 100%. The interests of third-party minority shareholders in the net assets and business result are reported separately in both the consolidated balance sheet and the consolidated income statement.

The individual company statements on which the consolidated financial statements are based are prepared according to standard group-wide accounting principles. All intercompany transactions, receivables and liabilities, as well as any earnings on intercompany trade accounts which have not yet been realized as far as the group is concerned have been eliminated as part of the consolidation process.

The purchase accounting method for acquisition is applied, thereby enabling shareholders' equity to be stated as if the group were a single entity. The value of the investments in subsidiaries is set off against the equity that was liable upon first consolidation.

Any goodwill is capitalised and amortised over its useful life.

The consolidation encompasses the following companies

	Share capital	Holding	Closing date
Berna Biotech Ltd., Berne (CH)			
Production and sale of human products	CHF 10,016,670	100%	31.12.2001
Dr. E. Gräub Ltd., Berne (CH)			
Production and sale of animal health products	CHF 400,000	100%	31.12.2001
Berna Veterinär Ltd., Berne (CH)			
Sale of animal health products	CHF 100,000	100%	31.12.2001
Istituto Sieroterapico Berna S.r.l., Como (I)			
Production and sale of human products	EUR 105,000	100%	31.12.2001
Etna Biotech S.p.A., Catania (I)			
Research and development of human products	EUR 100,000	100%	31.12.2001
Instituto Berna de España SA, Madrid (E)			
Production and sale of human products	EUR 105,000	100%	31.12.2001

Berna Products Corporation, USA, was sold to the minority shareholder as of January 1, 2001 and is therefore no longer consolidated.

During the year under review (2001) the animal health division of Berna Biotech Ltd. was spun off as an independent legal entity known as Berna Veterinär Ltd. and became a subsidiary of Dr. E. Gräub Ltd.

On January 1, 2001, Etna Biotech S.p.A. was established as a new company. Its main activity is research and development for new products.

Foreign currency translation
The currency used in the consolidated financial statements is the Swiss franc (CHF). The assets and liabilities contained in the local balance sheets are converted into CHF at year-end exchange rates (cut-off date method). Expenses and income from statement of operations drawn up in foreign currencies are converted at the average exchange rate for the year. Conversion differences arising from the balance sheet and statement of operations are credited or debited directly to consolidated shareholders' equity. Other exchange rate differences are recorded in the statement of operations.

The currency used in the consolidated cash flow statement is the CHF. Foreign currencies were translated on the basis of average exchange rates for 2001.

The following exchange rates were used for the major currencies of the Berna Biotech Group:

Balance sheet

Year-end exchange rates	2001	2000
US-Dollar (USD)	1.6783	1.6370
Euro (EUR)	1.4823	1.5258

Income statement

Average exchange rates	2001	2000
US-Dollar (USD)	1.6930	1.6904
Euro (EUR)	1.4969	1.5575

Financial instruments
The Berna Biotech Group uses forward contracts to hedge against exchange rate risks. Gains and losses arising from these contracts are offset against opposing gains and losses arising from the corresponding underlying transactions. No such hedging transactions were pending on the balance sheet cut-off date. Other transactions are valued according to the "lower-of-cost-or-net-realizable-value" principle. The following derivative financial instruments were outstanding on the balance sheet cut-off date (all figures in CHF '000):

Type	Contract volume	Positive replacement value	Negative replacement value
Other	19,305	4,590	0

Securities
Securities are recorded at the lower of cost or market value.

Trade accounts receivable
Accounts receivable are stated at their realizable nominal value after deducting any operationally necessary allowance for doubtful accounts.

Other receivables
These items include actively deferred tax credits and other receivables. Other receivables are stated at net realizable values.

Inventories
Inventories are stated at the lower of production cost or net realizable value. Appropriate value adjustments are applied in the case of inventories with low turnover rates and recognizable loss of value and in the case of non-saleable goods. Interim gains on inventories derived from Group products are eliminated from the result. Cash discounts granted are recorded as reductions in the purchase price.

Property, plant and equipment
Tangible fixed assets are valued at acquisition or production costs less accumulated depreciation. They are written off over their estimated useful life according to the linear method. Depreciation rates for equipment and vehicles were adjusted in comparison with the previous year. In fiscal 2001, the resulting additional depreciation amounted to CHF 6,700,000.

Depreciation period	2001	2000
Property and plant	30–50 years	30–50 years
Production plant	10 years	10 years
Equipment and vehicles	4–5 years	4–20 years

Intangible Assets
Licences, patents, trademark rights and similar rights acquired from third parties are stated at acquisition cost and written off on a linear basis over five years.

Trade accounts payable, other liabilities
Trade accounts payable and other liabilities are stated at their nominal value.

Financial liabilities
All liabilities on which interest is payable are reported under long-term or short-term financial liabilities. All liabilities with more than one year's remaining term to maturity are described as long-term financial liabilities. All liabilities due within one year are described as short-term financial liabilities. These also include annual maturities of long-term financial liabilities.

Provisions
Provisions are derived according to consistent standard business management criteria. They cover foreseeable loss risk and performance obligations.

Taxes
Stated taxes include corporate income and taxes on capital accruing during the period under review and the change in deferred taxes.

Provision is made for deferred taxes on valuation differences between Group and taxable values at a standard rate of 25%. Deferred corporate income tax liabilities are included under "Provisions". Deferred income tax assets are included under "other assets".

Staff pension schemes
Employees of the Group companies in Switzerland are affiliated to the pension foundation of the Swiss Serum and Vaccine Institute.

The foundation is independent of the Group and is financed by contributions from the employer and the employees. The benefits provided to scheme members are based without exception on the defined contribution system. During the year under review, CHF 12 500 000 were allocated to the employer's contribution reserve (see note 14). In the foreign Group companies, staff pension arrangements are provided in accordance with the legal provisions in force in the countries concerned. These pension plans do not have a significant impact on Berna Biotech's consolidated financial statements.

Research and development
Research and development costs are not capitalized, but charged to the income statement in the period in which they arise.

Related parties
All business dealings with related parties are carried out at arm's length. There were no extraordinary transactions with either subsidiaries, shareholders or other affiliated persons.

Board of Directors and Executive Board
There are no receivables or liabilities from/to directors or other major shareholders. During the year under review, payments amounting to CHF 709 000 were made to the Board of Directors (7 persons) and payments amounting to CHF 3 519 000 were made to the Executive Board (13 persons).

Major shareholders
The following shareholders and groups of shareholders own shareholdings of more than 5% in Berna Biotech Ltd. at December 31, 2001.

Name	Share of capital
Orbi-Med	9.99%

1. Cash, cash equivalents and securities

Amounts in CHF 000	31.12.2001	31.12.2000
Cash and cash equivalents	254,007	7,727
Securities	8,804	7,742
Total	262,811	15,469
Market value of securities	15,483	13,253

2. Trade accounts receivable

Amounts in CHF 000	31.12.2001	31.12.2000
Trade accounts receivable	47,720	72,772
Provisions for doubtful receivables	(5,409)	(12,634)
Total	42,311	60,138

3. Other assets

Amounts in CHF 000	31.12.2001	31.12.2000
Deferred tax assets	427	0
Other receivables	22,097	7,892
Total	22,524	7,892

4. Inventories

Amounts in CHF 000	31.12.2001	31.12.2000
Raw materials and consumables	3,952	10,863
Work in progress	5,513	16,453
Finished goods	10,540	23,780
Total	20,005	51,096

5. Non current assets

Amounts in CHF000	Plant equipment	Payments on account	Land buildings	Trademarks, patents	Financial investments	Total
Acquisition cost						
As at 31.12.2000	97,404	1,797	113,621	4,124	0	216,946
Change in the scope of consolidation	(732)	0	0	0	0	(732)
Exchange rate differences	(330)	(35)	(217)	(16)	0	(598)
Additions	6,953	1,583	27,071	1,002	264	36,873
Disposals	(8,725)	0	(3,983)	(33)	0	(12,741)
Reclassifications	13,508	(3,091)	7,056	791	0	18,264
As at 31.12.2001	108,078	254	143,548	5,868	264	258,012
Accumulated depreciation						
As at 31.12.2000	(61,104)	0	(26,292)	(982)	0	(88,378)
Change in the scope of consolidation	587	0	0	0	0	587
Exchange rate differences	224	0	50	16	0	290
Additions	(14,788)	0	(2,237)	(1,574)	0	(18,599)
Disposals	3,113	0	279	33	0	3,425
Reclassifications	(11,897)	0	(5,576)	(791)	0	(18,264)
As at 31.12.2001	(83,865)	0	(33,776)	(3,298)	0	(120,939)
Net book value as of 31.12.2001	24,213	254	109,772	2,570	264	137,073
Net book value as of 31.12.2000	36,300	1,797	87,329	3,142	0	128,568
Insurance value as of 31.12.2000	73,911	0	121,820	0	0	195,731
Insurance value as of 31.12.2001	73,911	0	132,890	0	0	206,801

On the balance sheet cut-off date order commitments for investments in buildings amount to CHF 23,315,000.

6. Short-term financial liabilities

Amounts in CHF 000	31.12.2001	31.12.2000
Banks	1,176	24,938
Short-term leasing liabilities	157	39
Total	1,333	24,977

7. Other liabilities

Amounts in CHF 000	31.12.2001	31.12.2000
Tax liabilities	13,083	0
Short-term provisions	15,894	0
Employee pension fund (employer's contribution reserve)	12,500	0
Other interest free liabilities	3,056	2,608
Total	44,533	2,608

8. Long-term financial liabilities

Amounts in CHF 000	31.12.2001	31.12.2000
Mortgages	0	11,000
Bank loans	0	0
Leasing liabilities	0	0
Total	0	11,000
Assets pledged as collateral for own liabilities (real estate)		
Switzerland	0	71,171
Total	0	71,171
Mortgage bonds/nominal total	13,600	13,600
- of which in own ownership (freely disposable)	13,600	1,400
- pledged as collateral for loans	0	12,200
- loans taken up (mortgages)	0	11,000

9. Provisions

Amounts in CHF 000	31.12.2001	31.12.2000
Deferred tax liabilities	13,428	18,517
Pension liabilities, Italy	2,807	3,472
Long-term provisions	7,230	4,423
Total	23,465	26,412

10. Share capital

At the Ordinary General Meeting on May 29, 2001, it was decided to increase the share capital by a nominal amount of CHF 2 000 000. The Meeting also agreed to a conditional share capital increase of CHF 500 000 with a view to setting up an employee participation scheme. As of the balance sheet cut-off date, the share capital comprises 1,001,667 registered shares with a nominal value of CHF 10 each.

Breakdown of conditional share capital	CHF	Number of shares
Approval by General Meeting	500,000	50,000
2001 issue of employee shares	16,670	1,667
Balance as at 31.12.2001	483,330	48,333

Option plan

During the year under review, 11 625 free options pursuant to the regulation of August 24, 2001 were issued to management (Board of Directors, the Executive Board, management). The options are subject to a lock-in period for the first 36 months and are personal and non-transferable. The exercise price is determined by the Board of Directors Committee and is normally based on the average share price for the past three months. For the 2001 allocation the exercise price was set at CHF 840. The option is taxed when it is exercised.

Share plan

The groups of persons eligible to receive shares comprise the Board of Directors, the Scientific Advisory Board, members of the Executive Board and all employees of the Swiss subsidiaries and the executive managers of the foreign subsidiaries. The shares are issued free of charge and are subject to a three-year lock-in period starting from the date of issue. During the year under review, 1667 shares were issued under

10. Share capital (Continued)

the regulations. At the time of issue, 449 parties were eligible to receive shares. The shares were subscribed from the conditional share capital approved at the Ordinary the General Meeting.

Amounts in CHF 000	Share capital	Premium on statutory reserves	Revaluation reserves	Retained earnings	Total
As at 31.12.1999	8,000	65,891	78,920	47,441	200,252
Dividend				(1,360)	(1,360)
Changes in scope of consolidation				745	745
Consolidated net income/loss				(22,903)	(22,903)
Conversion differences				241	241
As at 31.12.2000	8,000	65,891	78,920	24,164	176,975
Dividend				0	0
Changes in scope of consolidation				1,362	1,362
Consolidated net income/loss				41,390	41,390
Gain from sale of treasury shares		166			166
Increase in ordinary share capital	2,000	144,793			146,793
Increase in conditional share capital	17				17
Conversion differences				(71)	(71)
As at 31.12.2001	10,017	210,850	78,920	66,845	366,632

Treasury shares	Transactions	Average share price	Number of shares	Amount
As at 31.12.2000			0	0
Purchases	40	504	1,695	854,500
Sales	40	602	(1,695)	(1,020,543)
Realized price gains				166,043
As at 31.12.2001			0	0

The realized price gain was set off directly against shareholders' equity.

11. Gross sales

Amounts in CHF 000	2001	2000
By product group		
Influenza vaccines	22,412	23,116
Travel vaccines	20,929	23,388
Base vaccines	22,365	23,678
Dr. E. Gräub Ltd.	23,058	22,269
Total continuing areas of business	88,764	92,451
Plasma products	31,923	50,772
Other vaccines/products	30,884	56,347
Total discontinued areas of business	62,807	107,119
Smallpox vaccine	152,264	0
Total gross sales	303,835	199,570
By market		
Europe	272,161	156,452
America	8,831	16,682
Asia-Pacific	14,314	16,049
Africa	4,650	3,036
Middle East	3,879	7,351
Total gross sales	303,835	199,570

12. Sales deductions

Amounts in CHF 000	2001	2000
Goods credits, commissions	6,068	3,590
Freight	1,709	2,270
License fees	181	427
Bad debts and changes to provision for doubtful receivables	3,369	3,227
Other reductions on sales	0	392
Total	11,327	9,906

13. Other operating income

Amounts in CHF 000	2001	2000
Gain from sale of non current assets	525	0
Other operating income	1,237	173
Total	1,762	173

14. Personnel expenses

Amounts in CHF 000	2001	2000
Wages and salaries	50,957	49,471
Social cost	9,754	9,537
Employer's contribution reserve	12,500	0
Other personnel expenses	4,040	3,761
Total	77,251	62,769

15. Other operating expenses

Amounts in CHF 000	2001	2000
Rent	395	595
Maintenance and repairs	14,373	8,455
Insurance and charges	2,277	3,477
Energy costs	2,465	2,913
Administration expenses	19,945	6,800
Advertising and sales promotion	5,146	6,556
Clinical trials/external research fees	28,148	10,169
Total	72,749	38,965

16. Net financial result

Amounts in CHF 000	2001	2000
Income from securities	3,233	1,163
Investment income	2,750	39
Financial income	5,983	1,202
Interest expense	(2,019)	(2,617)
Net financing expense	(2,019)	(2,617)
Total	3,964	(1,415)

17. Restructuring costs

Amounts in CHF 000	2001	2000
Personnel and administrative expenses	10,480	4,524
Liquidation costs and risk provisions for subsidiaries	0	6,780
Extraordinary depreciation on plasma products inventories	14,132	12,945
Depreciation on low-value items	0	3,500
Sale of "OTC" trademarks and patents	(12,500)	0
Total	12,112	27,749

18. Taxes

Amounts in CHF 000	2001	2000
Corporate income taxes	12,977	609
Taxes on capital	175	1,313
Change in deferred taxes	(5,514)	(1,328)
Total	7,638	594

19. Events after the balance sheet cut-off date

Pevion Biotech Ltd. founded on January 7, 2002. Berna Biotech Ltd., Berne, and Bachem Ltd., Bubendorf, each hold 50% of the shares in this joint venture.

Berna Biotech AG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF BERNA BIOTECH LTD.

As statutory auditors, we have audited the accounting records and the financial state-ments (balance sheet, income statement and notes) of Berna Biotech AG. for the financial year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements and the proposed allocation of profit comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Gümligen, April 4, 2002

KPMG Fides Peat

Martin Hirsiger
Swiss Certified Accountant, Auditor-in-Charge

Dieter Widmer
Swiss Certified Accountant

Berna Biotech AG

BALANCE SHEET
As 31 December 2001
(Amounts in CHF)

	31.12.2001	31.12.2000
ASSETS		
CURRENT ASSETS		
Cash, cash equivalents and securities	252,265,292	4,893,631
Trade accounts receivable	10,960,509	24,484,386
Receivables from subsidiaries	18,888,985	19,298,212
Other receivables	8,049,798	3,522,463
Inventories	6,554,000	17,886,000
Accrued income and prepaid expenses	74,198	134,414
TOTAL CURRENT ASSETS	296,792,782	70,219,106
NON CURRENT ASSETS		
Financial assets	30,003	1
Long-term receivables from subsidiaries	11,858,400	0
Property, plant and equipment	30,650,180	10,600,002
Intangible assets	2,570,000	3,142,000
TOTAL NON CURRENT ASSETS	45,108,583	13,742,003
TOTAL ASSETS	341,901,365	83,961,109
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Trade accounts payable	17,630,894	8,004,758
Other short-term liabilities/provisions	28,451,629	1,765,294
Accrued charges and deferred income	23,690,300	4,201,306
Accounts payable to subsidiaries	2,601,571	1,752,387
Employee pension plans	12,500,000	0
Loans	0	8,000,000
Long-term liabilities	0	11,000,000
Provisions	22,914,197	5,905,883
TOTAL LIABILITIES	107,788,591	40,629,628
SHAREHOLDERS' EQUITY		
Share capital	10,016,670	8,000,000
General reserves	25,224,000	25,224,000
Non-restricted reserves	155,065,935	11,780,000
Retained earnings		
Profit brought forward	0	43,649
Net income/loss for the year	43,806,169	(1,716,169)
TOTAL SHAREHOLDERS' EQUITY	234,112,774	43,331,480
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	341,901,365	83,961,109

Berna Biotech AG

STATEMENT OF OPERATION
As for the year ended 31 December 2001
(Amounts in CHF)

	2001	2000
INCOME		
OPERATING INCOME		
Gross sales	240,393,464	145,528,782
Reduction on sales	(4,701,009)	(6,205,964)
NET SALES	235,692,455	139,322,818
Financial income	5,581,974	958,878
Other operating income	5,856,584	1,494,387
TOTAL OPERATING INCOME	247,131,013	141,776,082
Extraordinary income	0	9,897,047
Gain from sales of intangible assets	12,500,000	0
TOTAL INCOME	259,631,013	151,673,129
EXPENSES		
OPERATING EXPENSES		
Costs of goods and materials	49,090,393	53,276,343
Personnel expenses	59,140,034	43,104,821
Financial expenses	898,888	1,235,615
Depreciation, amortization	10,472,563	8,835,996
Other operating expenses	87,566,966	40,230,712
TOTAL OPERATING EXPENSES	207,168,844	146,683,487
Extraordinary expenses	8,656,000	6,705,811
TOTAL EXPENSES	215,824,844	153,389,298
NET INCOME/LOSS FOR THE YEAR	43,806,169	(1,716,169)

1. Contingent liabilities

Amounts in CHF	31.12.2001	31.12.2000
Total guarantees	1,959,936	2,017,400
—of which claimed	0	148,000

2. Assets pledged as collateral for own liabilities

Amounts in CHF	31.12.2001	31.12.2000
Real estate/book value	24,000,000	2,001,001
Mortgage bonds/nominal total	13,600,000	13,600,000
—of which in own ownership (freely disposable)	13,600,000	1,400,000
—pledged as collateral for loans	0	12,200,000
—loans taken up (mortgages)	0	11,000,000

3. Insurance values (fire insurance)

Amounts in CHF	31.12.2001	31.12.2000
Machinery and equipment	57,000,000	57,000,000
Buildings	125,062,500	105,062,500

4. Liabilities to employee pension funds

Amounts in CHF	31.12.2001	31.12.2000
	12,500,000	none

5. Major investments

Amounts in CHF	31.12.2001	31.12.2000
Istituto Sieroterapico Berna S.r.l., Como		
Instituto Berna de España S.A., Madrid		
Dr. E. Gräub Ltd., Berne		

Investments are carried in the balance sheet at a total of CHF 1.-

6. Release of hidden reserves

Amounts in CHF	31.12.2001	31.12.2000
Adjustment of tax reserves on inventories to threshold permitted under tax law	1,643,926	4,318,117

7. Treasury shares

	Number of shares	CHF
As at 31.12.2000	0	0
Purchases (average share price: 504)	1,695	854,500
Sales (average share price: 602)	(1,695)	(1,020,543)
Realized price gain		166,043
As at 31.12.2001	0	0

8. Information on the capital increase

At the Annual General Meeting on May 29, 2001, it was decided to increase the share capital by nominal CHF 2,000,000. The Meeting also agreed to a conditional share capital increase of CHF 500,000 for the creation of an employee participation scheme.

Breakdown of conditional share capital	Number of shares	CHF
Approval by the General Meeting	50,000	500,000
2001 issue of employee shares	1,667	16,670
Balance as of 31.12.2001	48,333	483,330

9. Major shareholders and groups of shareholders at December 31, 2001

	Proportion of capital
Orbi-Med	9,99%

Berna Biotech AG

ALLOCATION OF PROFITS
For the year ended 31 December 2001
(Amounts in CHF)

	2001	2000
Balance carried forward	0	43,649
Net profit/loss	43,806,169	(1,716,169)
Balance sheet profit/loss	43,806,169	(1,672,520)

The Board of Directors' proposition for the use of the profit 2001 is as follows

1. Allocation to non restricted reserves	30,000,000
2. Balance carried forward	13,806,169
Total	43,806,169

Part I.2. TENDER OFFER

Shareholders of Rhein Biotech N.V. are advised to review the Offer Document thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgement in respect of the Offer itself and the contents of this Offer Document

Shareholders of Rhein Biotech N.V. having their residence outside the Federal Republic of Germany, are requested to carefully take account of the notes under item I

Tender Offer Document

Public Takeover Offer

of

Berna Biotech AG ("Berna Biotech")
Rehhagstrasse 79, 3018 Bern, Switzerland

to the shareholders of

Rhein Biotech N.V. ("Rhein Biotech")
Gaetano Martinolaan 95, 6229 GS Maastricht, The Netherlands

for the exchange and purchase of their shares in Rhein Biotech N.V.
against a composite consideration consisting of
1.42 Berna Shares to be newly issued and a cash payment in the amount of € 33.75 per Rhein share

Acceptance Period:
June 25, 2002 through July 15, 2002, 12:00 noon (CEST)

Shares of Rhein Biotech N.V.:
German Securities-Identification-Number (*WKN*) 919 544
ISIN: NL 0000230324

Shares of Rhein Biotech N.V. tendered for acceptance of the Offer during the Acceptance Period:
German Securities-Identification-Number (*WKN*): 568 744
ISIN: NL 0000276137

Shares of Rhein Biotech N.V. tendered for acceptance of the Offer during the Additional Acceptance Period:
German Securities-Identification-Number (*WKN*) 633 875
ISIN: NL 0000276236

Shares of Berna Biotech AG:
Swiss Securities-Identification-Number (*WKN/Valorennummer*) 1429801
ISIN: CH 0014298019

June 21, 2002

This document is a non-binding translation only, produced for the convenience of the reader. The actual, legally-binding offer document (the "Offer Document") for the Offer of Berna Biotech AG to acquire all of the shares of Rhein Biotech N.V. has been compiled in the German language only, and forms the only legal basis for the offer. The Offer Document may be obtained at Merrill Germany GmbH, Grüneburgweg 14-18, 60322 Frankfurt am Main, Germany, and can be ordered via the „Rhein Biotech Shareholder Line", Telephone 0180 5 112 001, at no cost. Should any information contained in this document conflict with any information contained in the Offer Document, the German language Offer Document shall govern.

Nederlandse samenvatting

Aandeelhouders Rhein Biotech wordt aangeraden om het Biedingsbericht in haar geheel zorgvuldig te lezen en niet slechts deze samenvatting in het Nederlands. Deze samenvatting bevat geen letterlijke vertaling van bepalingen uit het Biedingsbericht. Het Biedingsbericht wordt gepubliceerd in het Duits. Bij verschillen tussen enerzijds de Duitse versie van het Biedingsbericht en anderzijds deze Nederlandse samenvatting, is de Duitse versie van het Biedingsbericht juridisch bindend. Bij het nemen van een beslissing om het Bod te aanvaarden, dienen aandeelhouders Rhein Biotech zich uitsluitend te baseren op de informatie die is opgenomen in het Biedingsbericht. Berna Biotech en haar bestuurders zijn verantwoordelijk voor de inhoud van deze Nederlandse samenvatting.

Beperkingen

Het uitbrengen van het Bod en de verspreiding van het Biedingsbericht en deze Nederlandse samenvatting is in bepaalde jurisdicties onderworpen aan juridische beperkingen. Een ieder die in het bezit komt van deze Nederlandse samenvatting en het Biedingsbericht, dient zich op de hoogte te stellen van dergelijke beperkingen en deze in acht te nemen. Het niet naleven van deze beperkingen kan een overtreding opleveren van de effectenwetgeving van de betreffende jurisdicties. Berna Biotech en Rhein Biotech aanvaarden geen enkele aansprakelijkheid voor schending door wie dan ook van enige regel betreffende dergelijke beperkingen.

Definities

In deze samenvatting zijn de volgende definities van toepassing. Indien een definitie is gegeven in de enkelvoudsvorm, geldt deze definitie ook voor de meervoudsvorm en vice versa.

Aanmeldingstermijn	De termijn gedurende welke de Rhein Biotech-aandeelhouders hun Rhein Biotech-aandelen bij Berna Biotech kunnen aanmelden onder het Bod, welke periode aanvangt op 25 juni 2002 en, behoudens verlenging, eindigt op 15 juli 2002 om 12.00 uur (Nederlandse tijd).
Berna Biotech	Berna Biotech AG, Rehhagstrasse 79, 3018 Bern, Zwitserland
Biedingsbericht	Het biedingsbericht van Berna Biotech inzake het Bod
Bod	Het openbare bod uitgebracht door Berna Biotech op alle uitstaande Rhein Biotech aandelen onder de voorwaarden als opgenomen in het Biedingsbericht.
Rhein Biotech	Rhein Biotech N.V., Gaetano Marinolaan 95, 6229 GS Maastricht, Nederland
Rhein Biotech aandelen	De aandelen in het aandelenkapitaal van Rhein Biotech met een nominale waarde van € 0,48 elk.

Het Bod

Berna Biotech brengt een openbaar bod uit aan alle aandeelhouders van Rhein Biotech tot ruil en koop van hun aandelen in Rhein Biotech tegen 1,42 nieuw uit te geven aandelen in Berna Biotech en een betaling in contanten van € 33,75 per aandeel Rhein Biotech.

De Bieder

De Bieder is Berna Biotech.

Uitnodiging aan de Rhein-Biotech aandeelhouders

Onder verwijzing naar de voorwaarden en beperkingen die in het Biedingsbericht zijn opgenomen, worden de aandeelhouders van Rhein Biotech hierbij uitgenodigd om hun aandelen in Rhein Biotech ter ruil en verkoop in het Bod aan te melden.

De geboden prijs en ruilverhouding

Berna Biotech zal voor ieder aangeboden en geleverd Rhein Biotech-aandeel 1,42 nieuw uit te geven Berna Biotech aandelen met een nominale waarde per aandeel van CHF 0,40 en met recht op dividend vanaf 1 januari 2002 uitgeven en een betaling in contanten doen van € 33,75.

Voorwaarde voor gestanddoening van het Bod

Het Bod wordt gedaan onder de voorwaarde voor gestanddoening dat gedurende de Aanmeldingstermijn 75% van de aandelen in Rhein Biotech wordt aangeboden aan respectievelijk wordt verworven door Berna Biotech. Voor de berekening van deze 75%-grenswaarde wordt het volgende in acht genomen:

(a) alle Rhein Biotech-aandelen die door de Rhein Biotech-aandeelhouders door acceptatie van het Bod vóór het einde van de Aanmeldingstermijn worden aangeboden;

(b) alle Rhein Biotech-aandelen die Berna Biotech vóór het einde van de Aanmeldingstermijn via de beurs heeft verworven, en

(c) alle door Berna Biotech vóór het einde van de Aanmeldingstermijn op andere wijze verkregen Rhein Biotech-aandelen.

Berna Biotech behoudt zich het recht voor te allen tijde het minimumaantal Rhein Biotech-aandelen waarvan de vervulling van de voorwaarde voor gestanddoening afhangt, te verminderen of in zijn geheel afstand te doen van vervulling van deze voorwaarde, dit alles naar haar eigen beoordeling. Berna Biotech zal uiterlijk binnen vijf beursdagen na het einde van de Aanmeldingstermijn een openbare mededeling doen, waaronder in één Nederlands landelijk verspreid dagblad, of het Bod al dan niet gestand wordt gedaan.

Aanmeldingstermijn

De Rhein Biotech-aandeelhouders kunnen hun Rhein Biotech-aandelen aanmelden onder het Bod, vanaf 25 juni 2002 tot en met 15 juli 2002, 12.00 uur (Nederlandse tijd), behoudens verlenging van de Aanmeldingstermijn. In Nederland gevestigde Rhein Biotech-aandeelhouders kunnen hun Rhein Biotech-aandelen aanmelden via hun Nederlandse depotbank bij UBS Warburg AG, Frankfurt am Main, Duitsland.

Indien de voorwaarde voor de gestanddoening van het Bod wordt vervuld of Berna Biotech hiervan afstand doet, mogen de Rhein Biotech aandeelhouders die het Bod nog niet hebben aanvaard gedurende twee weken na openbaarmaking van de gestanddoening van het Bod, het Bod alsnog aanvaarden.

Indien een derde een concurrent bod uitbrengt wordt de Aanmeldingstermijn tot de afloop van de aanmeldingstermijn van het concurrent bod verlengd.

Indien Berna Biotech beslist binnen twee weken voor de afloop van de Aanmeldingstermijn de modaliteiten van het Bod te wijzigen, wordt de Aanmeldingstermijn met twee weken verlengd.

Terugtrekking van aanmelding

Aandeelhouders Rhein Biotech hebben het recht om door hen reeds in het Bod aangemelde Rhein Biotech aandelen terug te trekken indien:

(a) Berna Biotech de modaliteiten van het Bod wijzigt, en aanmelding reeds voordien was geschied; of

(b) een concurrent bod op Rhein Biotech aandelen wordt uitgebracht, een aanmelding reeds voor aankondiging daarvan was geschied.

Aandeelhouders Rhein Biotech dienen een dergelijke terugtrekking via hun depotbank in Nederland te melden bij UBS Warburg AG, Frankfurt am Main, Duitsland, tijdens de Aanmeldingstermijn.

Wijze van levering en betaling

Ingeval van gestanddoening door Berna Biotech van het Bod zal UBS Warburg AG de door verhoging van Berna Biotech's kapitaal nieuw uitgegeven Berna Biotech-aandelen in trust voor de Rhein-Biotech aandeelhouders houden en na aanvang van notering op de SWX Swiss Exchange tezamen met de betaling in contanten (€ 33,75 per aandeel Rhein Biotech) aan de Rhein Biotech-aandeelhouders overdragen respectievelijk overmaken. Dit zal met betrekking tot de binnen de Aanmeldingstermijn aangeboden Rhein Biotech-aandelen vermoedelijk 22 juli 2002 zijn. Met betrekking tot de na afloop van de Aanmeldingstermijn binnen twee weken alsnog aangeboden Rhein Biotech-aandelen zal dit vermoedelijk 6 augustus 2002 zijn.

Biedingsbericht

Exemplaren van het Biedingsbericht, de "offering prospectus" terzake van de aanbieding van de nieuw uit te geven Berna Biotech aandelen en de jaarrekeningen over 1999, 2000 en 2001 van zowel Berna Biotech als Rhein Biotech kunnen kosteloos worden opgevraagd bij Merrill Germany GmbH, Grüneburgweg 14-18, 60322 Frankfurt am Main, Duitsland, of bij Rhein Biotech N.V., Gaetano Martinolaan 95, 6229 GS Maastricht, Nederland of, voor wat betreft het Biedingsbericht, ook op internet via *http://www.b-r-merger.com*.

Notice to US investors

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the offering documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market and privately negotiated purchases.

UBS AG, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Takeover Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Takeover Offer. Such transactions may occur either on the Frankfurt Stock Exchange or otherwise.

Table of contents

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I. The Takeover Offer — Legal Basis and Publications

Berna Biotech AG, Rehhagstrasse 79, CH-3018 Bern, Switzerland („Berna Biotech"), herewith makes a public Takeover Offer („Offer") to the shareholders of Rhein Biotech N.V., Gaetano Marinolaan 95, 6229 GS Maastricht, The Netherlands („Rhein Biotech"), for the acquisition of their common bearer shares in Rhein Biotech with a nominal value of € 0.48 per share and carrying full dividend rights as of January 1, 2002 ("Rhein Shares"). Berna Biotech offers a composite consideration per Rhein Share, consisting of 1.42 new common registered shares in Berna Biotech with a nominal value in the amount of CHF 0.40 each and carrying full dividend rights as of January 1, 2002 („Berna Shares"), and of a cash payment in the amount of € 33.75.

Rhein Biotech's management board and supervisory board are recommending to the Rhein Biotech shareholders that they accept the Offer. A respective statement is attached to this offer document ("Offer Document") as Enclosure 1.

A. EXECUTION OF THE TAKEOVER OFFER PURSUANT TO DUTCH AND GERMAN LAW

Berna Biotech's Offer to the shareholders of Rhein Biotech can be accepted by all domestic or foreign Rhein Biotech shareholders ("Rhein Biotech Shareholders") and is extended on the same terms to all Rhein Biotech Shareholders. The Offer is regulated by Dutch takeover law but subject to German law (see Section IV.E.1.). As Rhein Biotech has its registered office in The Netherlands, the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz; "WpÜG")* is not applicable.

Berna Biotech and Rhein Biotech have agreed to apply, in addition to mandatory Dutch takeover law, to the extent legally permissible and practicable and as far as not otherwise provided for in the Offer Document *mutatis mutandis* the provisions of the WpÜG and the German Ordinance Governing the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Exemption from the Obligation to Publish and to Make an Offer (*WpÜG-Angebotsverordnung -"WpÜG-AngVO")* with respect to the content of the Offer Document and the execution of the Offer. In particular, the length of the Acceptance Period will be 20 calendar days in accordance with the Dutch takeover law and not at least four weeks as provided by the *WpÜG*. Rhein Biotech shareholders and third parties cannot derive any rights from the fact that Berna Biotech and Rhein Biotech are voluntarily complying with certain provisions of the *WpÜG* (see also details in Section IV.E.1).

The Offer Document has been submitted for review to the Netherlands Authority for the Financial Markets (*"Authority-FM"*), and for information purposes to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht—"BAFin"*).

The consideration offered consists of a cash payment and the delivery of Berna Shares to be newly issued, which shares are being publicly offered for the first time in the Federal Republic of Germany and are not being admitted for trading at a German stock exchange. However, it is planned to request admission for the new shares to be traded at the SWX Swiss Exchange. As the *WpÜG* is not applicable to the Offer, Berna Biotech is obliged, pursuant to the provisions of the *German Securities Prospectus Act* (*Wertpapier-Verkaufsprospektgesetz*), to publish an offering prospectus ("Offering Prospectus") in the Federal Republic of Germany. Therefore, Berna Biotech has prepared an Offering Prospectus in English, the publication of which has been approved by the *BAFin* on June 20, 2002 and which has been published on June 22, 2002. The Offering Prospectus and a German, non-binding translation of this Offering Prospectus is made available free of charge at Merill Germany GmbH, Grüneburgweg 14 - 18, 60322 Frankfurt am Main ("Rhein Biotech Shareholder Line", Telephone 0180 5 112 001) and at Rhein Biotech, Gaetano Martinolaan 95, NL-6229 GS Maastricht, The Netherlands. The specifications required pursuant to the German Securities Prospectus Act and Prospectus Ordinance on the Berna Shares offered as consideration arise from the Offering Prospectus.

The German language version of the Offer Document, including the English language version of the Offering Prospectus, shall be legally binding and prevail should any information contained therein conflict with the information provided in any convenience translations.

B. EXECUTION OF THE TAKEOVER OFFER PURSUANT TO OTHER JURISDICTIONS

The Offer is also executed in accordance with applicable US-American Capital Markets Regulations, in particular *Rule* 14d-1 pursuant to the US-American Securities Exchange Act of 1934. Berna Biotech will inform about the Offer in an announcement to be published in a US national newspaper on June 25, 2002. In addition, the offer shall be announced in Austria in the *Amtsblatt zur Wiener Zeitung* in accordance with Austrian law. A filing in the United Kingdom is envisaged.

Registrations, admissions or approvals of this Offer Document or of the Offer outside The Netherlands, Austria, United Kingdom and the USA have been neither applied for nor initiated nor have they been envisaged. BERNA does not intend to execute the Offer in accordance with the laws of other jurisdictions.

Irrespective of the foregoing shall be the application for the admission of the Berna Shares to be issued newly in connection with the Offer to be traded at the SWX Swiss Exchange, Zurich, Switzerland, by means of a listing prospectus pursuant to the valid regulations of Swiss law, as well as the already granted approval of the Offering Prospectus by the *BAFin*. Also unaffected is the approval of the Offering Prospectus pursuant to EU-Directive 89/298 EEC concerning the mutual recognition of offering prospectuses within the European Union by the competent authorities—to the extent necessary—in Austria, Belgium, Luxembourg, The Netherlands, France and the United Kingdom, in order to make the Offer Document including the Offering Prospectus available to the Rhein Biotech Shareholders resident in these countries.

C. PUBLICATION OF THE OFFER DOCUMENT

The Offer Document will be published on the Internet under *http://www.b-r-merger.com*, as well as through availability announcement in the *Frankfurter Allgemeine Zeitung* dated June 25, 2002, a Dutch national newspaper dated June 24, 2002 and the *Amtsblatt zur Wiener Zeitung* dated June 24, 2002 regarding its availability free of charge at Merrill Germany GmbH, Grüneburgweg 14-18, 60322 Frankfurt am Main ("Rhein Biotech Shareholder Line", telephone: 0180 5112 001) and Rhein Biotech, Gaetano Martinolaan 95, NL-6229 GF Maastricht, The Netherlands.

The publication, distribution or forwarding of the Offer Document to third parties outside of the Federal Republic of Germany and The Netherlands may be subject to restrictions in accordance with foreign law. The Offer Document may therefore not be published, distributed or forwarded, neither directly nor indirectly, except for the publication of the Offer Document on the Internet and through availability announcement in the *Frankfurter Allgemeine Zeitung*, a Dutch national newspaper and the *Amtsblatt zur Wiener Zeitung* regarding its availability free of charge at Merrill Germany GmbH and Rhein Biotech, to the extent that such would violate foreign regulations.

Persons, who are in possession of this Offer Document outside of the Federal Republic of Germany and The Netherlands, as well as Rhein Biotech Shareholders, which would like to accept the Offer from outside of the Federal Republic of Germany and The Netherlands, are requested to inform themselves about the relevant provisions and to comply with the requirements thereof. Berna Biotech does not take responsibility for any non-compliance with foreign regulations by third parties.

D. CURRENT STATUS OF THE OFFER DOCUMENT

All information, views and forward looking statements contained in the Offer Document are based, if not expressly stated otherwise, on the presently available information at the date of the Offer Document.

E. STATEMENTS BY THIRD PARTIES

Berna Biotech has not authorized third parties to make statements with respect to the Offer or to the Offer Document. Should third parties nevertheless make such statements, those statements should not be the basis for making decision whether or not to accept of the Offer.

II. Background of the Offer

Berna Biotech believes that its business and that of Rhein Biotech are highly complementary in many important areas, including research and development capabilities, product offerings and product pipelines, production competencies and key geographic markets and customer bases. Berna Biotech believes that bringing together their respective strengths will enhance the companies' growth opportunities and give the combined entity the necessary critical mass to compete effectively in the global vaccine market.

Berna Biotech's goal is to become one of the world's leading independent companies focused on vaccines. The combined company will aim to deliver growth and profitability by establishing competitive advantages over its direct competitors both in terms of sales and innovation, in the prophylactic and therapeutic vaccine sectors. Berna Biotech believes that the combined company will be well positioned with respect to achieving these goals, with significant competitive strengths in many areas, from development through to production and sales:

- *Enhanced presence in a growing market.* Following the combination, Berna Biotech is expected to be the sixth largest vaccine company in the world, measured by sales, and will thus be well positioned to benefit from the expected growth of the vaccine market, and to play a significant role in the anticipated consolidation of the vaccine industry.
- *New opportunities to create and extend partnerships and alliances.* The combined company will have opportunities to leverage existing partnerships and alliances. Berna Biotech believes that the size and strengths of the combined company will make it attractive as a potential partner for other biotechnology and pharmaceuticals companies, while at the same time enhancing its negotiating position with regard to such partnerships.
- *Dedicated focus on the vaccine business.* Berna Biotech is clearly focused on being a vaccine company. This distinguishes Berna Biotech from its largest competitors, all of which are major pharmaceutical companies with vaccine divisions. Berna Biotech believes that the combination with Rhein Biotech, by bringing together two "pure play" vaccine companies, will create an attractive investment opportunity for investors seeking exposure to this industry, enhancing the combined company's ability to raise capital when needed to finance growth.
- *Strong technology platforms and development potential.* The combined company will have a broad and balanced development portfolio of eight proprietary discovery and process technologies with a wide range of potential applications. The two companies' respective strengths in this regard are highly complementary. Berna Biotech is discovery-oriented, and has been successful in identifying new and powerful vaccine technologies—for example, virosomes, which provide alternatives to vaccines based on aluminium adjuvants. Rhein Biotech's particular strength is in the area of process development, as exemplified by its yeast expression technology, Hansenula polymorpha, the industry standard for inexpensive and efficient production of hepatitis B vaccine.
- *Diversified and extensive portfolio of marketed products.* Berna Biotech and Rhein Biotech have complementary product franchises in influenza and travel vaccines, and in hepatitis vaccines, respectively. The combined company will thus have a well-diversified product range, permitting it to broaden its customer base while limiting dependence on single products.
- *Strong product pipeline.* There is little overlap with respect to products in development as between Berna Biotech and Rhein Biotech, and the combined company will have a product pipeline comprising 23 vaccines. Six of these products are in or commencing phase III clinical development in 2002.
- *Increased revenue opportunities through access to new customers and new markets.* Berna Biotech and Rhein Biotech have complementary sales and marketing infrastructures and expertise. Berna Biotech is focused in Europe and its customer base comprises predominantly private sector clients. Rhein Biotech is a market leader in the vaccine market in Korea, and distributes its products in developing countries throughout the world, in particular through sales to public sector clients pursuant to public tender processes. The combined company will have opportunities to accelerate organic growth and increase market share by leveraging these capabilities to access new customers and markets.

- *Enhanced production facilities, leading to further utilisation of low-cost manufacturing.* Rhein Biotech's production facilities in Korea combine state-of-the-art production equipment with relatively low manufacturing costs. Following the combination, it will thus be possible for the combined company to establish production facilities in Korea for new vaccines developed by Berna Biotech, in order to take advantage of the low cost base. Berna Biotech believes that its experience with respect to the regulatory approval process should assist the Korean facilities in achieving EMEA certification, creating new opportunities for high margin sales in Europe of vaccines produced in Korea.

III. Summary of the Offer

This summary is subject to the detailed conditions as stated in the Offer Document. Rhein Biotech Shareholders are advised to review the Offer Document thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgement in respect of the Offer itself and the contents of this Offer Document

Offeror: Berna Biotech AG, Rehhagstrasse 79, 3018 Bern, Switzerland

Target Company: Rhein Biotech N.V., Gaetano Martinolaan 95, 6229 GS Maastricht, The Netherlands

Purpose of the Offer: Acquisition of all common bearer Rhein Biotech (*WKN* 919 544) with a nominal value of € 0.48 and with dividend rights beginning on January 1, 2002 ("Rhein Shares")

Consideration: Composite consideration per Rhein Share, consisting of:

a) 1.42 Berna Biotech newly issued registered shares with a nominal value amounting to CHF 0.40 each and with dividend rights beginning on January 1, 2002 (Swiss *WKN* (*Valorennummer*) 1429801 or ISIN CH 0014298019 respectively; "Berna Shares") as well as

b) a cash consideration amounting to € 33.75

ACCEPTANCE PERIOD: COMMENCEMENT: JUNE 25, 2002, END: JULY 15, 2002, 12:00 NOON (CEST), ("ACCEPTANCE PERIOD"), UNLESS EXTENDED

Condition Precedent: The Offer of Berna Biotech is subject to the condition precedent that Berna Biotech acquires at least 75 percent of the share capital during the Acceptance Period ("Condition Precedent"). In order to calculate this quota the following will be considered:

a) all Rhein Shares which are tendered by Rhein Biotech Shareholders in order to accept the offer until the end of the Acceptance Period;

b) all Rhein Shares, which Berna Biotech acquires on the Stock Exchange until the end of the Acceptance Period; and

c) all Rhein Shares acquired by Berna Biotech until the end of the Acceptance Period in a miscellaneous way.

Berna Biotech reserves the right to decrease the minimum quota of the Rhein Shares whose acquisition is a condition for the fulfillment of the Condition Precedent or to waive the Condition Precedent fully, at any time at its discretion.

Berna Biotech will announce at the latest five stock exchange trading days, Frankfurt am Main ("Stock Exchange Trading Days"), following the end of Acceptance Period whether the Condition Precedent has been fulfilled and whether the Offer will thus be honored.

Acceptance:

The acceptance of the Offer has to be declared by the Rhein Biotech Shareholder in writing *vis-à-vis* its respective depository bank during the Acceptance Period. The acceptance becomes effective with the written declaration and the re-registration of the shares of Rhein Biotech into the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" with the *WKN* 568 744. The agreement between the Rhein Biotech-Shareholders accepting the Offer and Berna Biotech is concluded with the timely declaration of acceptance and re-registration of the Rhein Shares in accordance with the provisions of the Offer Document. If the written acceptance is declared during the Acceptance Period *vis-à-vis* the depository bank the re-registration of the Rhein Shares (*WKN* 919 544) into the *WKN* 568 744 is deemed to be accomplished on the due date when effected until July 17, 2002 17:30 p.m. (CEST) ("Extension Period for Re-registration"). The acceptance shall be free of charge for shareholders of Rhein Biotech with respect to the handling within Germany.

Rights to withdraw:

Rhein Biotech Shareholders who already accepted the Offer have the right to withdraw from the contract if Berna Biotech changes the Offer or a third party tenders a competing offer during the Acceptance Period.

Additional Acceptance Period:

In case of fulfillment of the Condition Precedent or if Berna Biotech has fully waived it, the Rhein Biotech Shareholders who have not accepted the Offer by then will have the opportunity to accept the Offer during the further two weeks after the expiry of the Acceptance Period ("Additional Acceptance Period"). Berna Biotech will publish the details with respect to the Additional Acceptance Period together with the publication of the number of the Rhein Shares resulting from received declarations of acceptance immediately after the expiry of the Acceptance Period, however at the latest five Stock Exchange Trading Days following the end of Acceptance Period.

The statements made in the Offer Document as well as the contents of the Offer shall apply *mutatis mutandis* to the Additional Acceptance Period (compare Section IV.C.9.) provided that the Rhein Shares tendered during the Additional Acceptance Period are re-registered as shares belonging to the category "Shares of Rhein Biotech N.V. tendered for the acceptance of the Offer during the Additional Acceptance Period" (*WKN* 633 875).

Rhein Biotech Shareholders tendering their Rhein Shares during the Additional Acceptance Period are not entitled to withdraw their acceptance.

In case of an extension of the Acceptance Period pursuant to the terms and conditions of the Offer the commencement of the Additional Acceptance Period will be postponed accordingly.

Trade with tendered Rhein Shares:

Rhein Shares tendered in order to accept the Offer can be traded during the Acceptance Period and until the expiry of the Extension Period for Re-registration (during the Additional Acceptance Period, respectively) at the *Neuer Markt* of the Frankfurt Stock Exchange whereas they are listed as "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" under the *WKN* 568 744 (as "Shares of Rhein Biotech N.V. tendered to accept the offer during the Additional Acceptance Period" under the WKN 633 875, respectively).

Berna Biotech will register the Berna Shares to be newly issued in connection with the Offer immediately after the expiry of the Extension Period for Re-registration (after the expiry of the Additional Acceptance Period, respectively) for trading at SWX Swiss Exchange in Switzerland. The commencement of trading is planned to take place on the respective transaction dates.

Extension of the Acceptance Period:

The Acceptance Period will be extended if

a) a third party makes a competing offer during the Acceptance Period. In this case the Acceptance Period of the Offer will be extended until the expiry of the acceptance period of the competing offer; or

b) Berna Biotech decides to modify the Offer during the last two weeks of the Acceptance Period. In this case the Acceptance Period is extended for two more weeks.

Berna Biotech will announce such extension without undue delay as of the occurrence of one of the above events during the Acceptance Period, at the latest however three Stock Exchange Trading Days following the end of the Acceptance Period.

Settlement:

The settlement ("Settlement") of the Offer will probably be effected in two tranches. The first settlement will take place immediately after the end of the Extension Period for Re-registration, probably on July 22, 2002 ("First Settlement"). The second settlement will take place immediately after announcement of the result after the end of the Additional Acceptance Period, probably on August 6, 2002 ("Second Settlement").

Announcements:

Berna Biotech will announce the number of the Rhein Shares resulting from the received declarations of acceptance

a) on a weekly basis after the publication of the Offer Document, and daily during the last week of the Acceptance Period;

b) without undue delay after the end of the Acceptance Period; and

c) without undue delay after the end of the Additional Acceptance Period.

All notices within the scope of this Offer will be published on the Internet under *http://www.b-r-merger.com* and in the *Frankfurter Allgemeine Zeitung* and in a Dutch national newspaper (in the later all announcements except for those under letter a) above).

IV. The Offer

A. PARTIES INVOLVED AND DETAILS OF THE TRANSACTION

On May 23, 2002, Berna Biotech decided to acquire all shares in Rhein Biotech by means of a public takeover offer to the Rhein Biotech Shareholders. The decision of Berna Biotech was published on May 23, 2002 by Reuters and on Berna Biotech's Internetsite under *http://www.b-r-merger.com* as well as in the *Frankfurter Allgemeine Zeitung* on May 24, 2002.

1. Support of the Takeover Offer by Rhein Biotech and Shareholders of Rhein Biotech

The acquisition of Rhein Biotech by Berna Biotech has been agreed upon by the Board of Directors (*Verwaltungsrat*) of Berna Biotech and the Management Board of Rhein Biotech and will be executed on the basis of a Memorandum of Understanding ("MoU") dated May 23, 2002, which regulates the terms and conditions of the acquisition. On May 28, 2002, a shareholders' meeting of Berna Biotech and a shareholders' meeting of Rhein Biotech took place during which the takeover of Rhein Biotech by Berna Biotech and the concept for the combination of the business activities of both companies was explained to the shareholders. Berna Biotech's shareholders approved the creation of authorized capital at the shareholders' meeting of Berna Biotech, which Berna Biotech may use to issue the Berna Shares offered under this Offer as well as to raise additional capital.

Pursuant to contracts dated May 23, 2002, various Rhein Biotech shareholders, among them Green Cross Corporation, Korea, as well as most of the members of the Management Board and Supervisory Board of Rhein Biotech, which hold together approximately 21 percent of the share capital of Rhein Biotech (corresponding to 815,082 Rhein Shares or € 391,239.36 of the nominal share capital of Rhein Biotech), irrevocably undertook towards Berna Biotech to tender all of their Rhein Shares on the first day of the Acceptance Period of the Offer for the acceptance of the Offer.

Rhein Biotech will hold an Extraordinary General Meeting of Shareholders on July 10, 2002 to discuss the Offer, which will be convened in accordance with the articles of association of Rhein Biotech.

2. The Offeror (Berna Biotech)

Berna Biotech is one of the biggest independent producers of vaccines worldwide. The company is registered under the commercial register number CH-035.3.000.374-7 in Bern and is traded at the SWX Swiss Exchange in the Local Caps segment under the Swiss *WKN* (*Valorennummer*) 1429801. Berna Biotech intends to apply for the listing of the Berna Shares at the main segment of the SWX Swiss Exchange. The share capital amounts to nominal CHF 10,016,670 and is divided into 25,041,675 registered shares in the nominal value of CHF 0.40 each. Berna Biotech is represented in important European markets for vaccines through subsidiaries in Switzerland, Spain and Italy. Further to this, several products of the portfolio are offered worldwide.

Berna Biotech has more than 100 years experience in the development, registration, production and marketing of vaccines and immune preparations, and thus holds a strong competitive position in the European market. The company achieved in 2001 consolidated gross sales of CHF 303.8 million (CHF 88.8 million without taking account of extraordinary sales, *e.g.* in connection with September 11) and a consolidated net income of CHF 41.4 million. (The conversion rate between CHF and € amounts 1.4668 as of June 21, 2002). Further financial data of Berna Biotech can be found in Enclosure 4. The number of employees amounted to 641 employees at the end of year 2001.

Berna Biotech's portfolio contains four core vaccines which are the basis for numerous high-quality products. Moreover, 15 vaccines are currently in an advanced stage of development, four of them in or entering the last clinical stage in 2002. Today, Inflexal V (influenza), Epaxal (hepatitis A), Vivotif (typhus), and Orochol (cholera) are examples of the successful vaccines of Berna Biotech. Berna Biotech is continuously advancing the existing portfolio by means of academic and commercial partnerships in the field of research and development. Predominantly in Switzerland Berna Biotech is also selling veterinary products through its business animal health unit of Dr. E. Gräub AG.

The current company emerged from the Swiss Serum and Vaccine Institute Bern, which was founded in 1898 and was renamed Berna Biotech in 2001. On June 26, 2001 the Berna Shares were listed initially at the SWX Swiss Exchange in the segment "Local Caps" within the scope of an increase in share capital. A diagram of the historic development of the price of the Berna Shares since June 26, 2001 can be found in Enclosure 5.

Berna Biotech has rapidly promoted the development from a research institute to a modern and flexible biotech company through an extensive restructuring program.

The development of innovative technology platforms is part of Berna Biotech's core competences. The most prominent among them are virosomal vaccines and precise virosomes, bacterial polysaccharid-protein conjugat vaccines, mucosal vaccines or adjuvants, respectively, as well as recombinant vaccines on the basis of live bacteria and paramyxo-viruses. In addition to these technology platforms, Berna Biotech possesses a comprehensive experience in the production of viral and bacterial vaccines.

According to Swiss law, any person or entity reaching a shareholding of 5 percent in the Company is required to notify both Berna Biotech and SWX Swiss Exchange of such shareholding; Orbi-Med notified Berna Biotech on 5% on August 24, 2001 (according to art. 16 of the applicable Regulation of the Swiss Banking Commission on the Stock Exchange) that it exceeded the threshold through eight of its funds without, however, registering these shares in Berna Biotech share register.

3. The target company (Rhein Biotech)

Rhein Biotech is registered as joint stock company under Dutch law, domiciled in Maastricht, under the number 14.056842 at the Chamber of Commerce in Maastricht. The nominal share capital amounts to € 1,942,000 and is divided into 4,054,859 common bearer shares in the nominal value of € 0.48 each. The Rhein Shares of the company are admitted to trading at the *Neuer Markt* of the Frankfurt Stock Exchange. The trading at the *Neuer Markt* was taken up for the first time on April 21, 1999.

Rhein Biotech is an internationally operating biotech company which focuses on the production and marketing of vaccines and immune regulators. In the year 2001, consolidated sales amounted to € 82.3 million; the average staff of employees was 302 employees. The consolidated annual surplus as of December 31, 2001 amounted to € 6.8 million. In respect of Rhein Biotech financial data reference is made to Enclosure 4.

Rhein Biotech is a profitable biotech enterprise in the European market for vaccines with subsidiaries in Germany, Argentina, and Korea. The great experience in research, development and marketing in the areas of hepatitis B vaccines is Rhein Biotech's strongest advantage in competition and offers big potential in the European market. In total the product portfolio of the Rhein Biotech Group contains 10 vaccines. Rhein Biotech supplies vaccines with help of an established distribution network in more than 60 countries in Eastern Europe, Asia, Africa, the Middle East and Southern America.

On the basis of its own technology platforms (as an example the Hanensula Polymorpha yeast strain and the vaccine Hepavax-Gene), Rhein Biotech is covering various stages of the chain of economic value added from research and development through production until marketing of vaccines and therapeutical preparations. The most important sales item is the Hepatitis B vaccine Hepavax Gene®. Owing to the participation in the Korean Green Cross Vaccine Corporation acquired in 2000, a large portion of the business activities accounts for the Asian economic area. New fields of expansion are *inter alia* the markets in Eastern Europe.

A diagram of the historic development of the price of the Rhein Shares during the last twelve months can be found in Enclosure 5.

4. Cross Shareholdings of Berna Biotech and Rhein Biotech

Berna Biotech presently does not hold any Rhein Shares.

No transactions as meant in Article 9i, subparagraphs s, t or u, of the Dutch Decree on the Supervision of the Securities Trade have been performed by Berna Biotech AG or any of its group companies.

Rhein Biotech presently does not hold any Berna Shares.

B. BERNA BIOTECH'S INTENTIONS WITH RESPECT TO THE FUTURE BUSINESS ACTIVITY OF RHEIN BIOTECH

This section contains forward-looking statements which are based on assumptions which may prove as mistaken in near future, although Berna Biotech is of the opinion that such assumptions are accurate at the time of preparation and dissemination of the Offer Document. Therefore, the actual results may differ substantially from plans set forth herein. Berna Biotech will not update this Offer Document.

The combination of Berna Biotech and Rhein Biotech is undertaken with the aim of creating one worldwide leading independent and focussed offeror in the market for vaccines. Berna Biotech is determined to rapidly achieve the complete economic combination of both enterprises, after a successful takeover. For it, some legal and economic requirements have to be fulfilled. The following aspects are relevant in connection with this transaction:

- It is the declared intention of Berna Biotech to acquire 100% of the share capital of Rhein Biotech preferably immediately. In this connection it is intended to buy the shares of remaining minority shareholders out of the enterprise after the execution of the Takeover proceeding. For this an exclusion proceeding (so-called "squeeze-out" proceeding) is available if need be which would be governed by Dutch Law. The squeeze-out proceeding would possibly enable Berna Biotech if owning more than 95% of the share capital to exclude the minority shareholders of Rhein Biotech against payment of a cash compensation. In such case, the minority shareholders of Rhein Biotech would be obliged pursuant to a possible decision of the Dutch Chamber of Enterprises ("*Ondernemingskamer*") to transfer their shares against a compensation determined by the Chamber of Enterprises to Berna Biotech.
- Further to this, Berna Biotech seeks to achieve the delisting of Rhein Biotech from the Neuer Markt as soon as possible. If a squeeze-out proceeding is not possible, Berna Biotech also would take a change of the legal form of Rhein Biotech into consideration, which would lead to a delisting. However, Rhein Biotech will continue to exist as a legal entity.
- The head office of Berna Biotech will remain in Switzerland whereas it is planned to relocate the management functions of Rhein Biotech from Maastricht to Bern successively.

The financial perspective of the merged enterprise will be characterized by a strong profitability and a secured liquidity, which will ensure the further development of the broad joint research pipeline.

Any profits generated by the combined entity are likely to be retained and used to finance the expansion and development of its business. Accordingly, the Company does not expect to pay dividends in the foreseeable future.

If the Takeover is executed as planned, the complete integration of both enterprises, including all foreign subsidiaries, shall be completed according to the actual state of affairs in the 4th quarter of the year 2002 or shortly after. In view of the complementary structure of both companies it is not expected that there will be a substantial potential for cost synergy. However, the restructuring and possible changes in personnel may occur in some areas. For example, Berna Biotech intends to transfer Rhein Biotech's administration to the seat of Berna Biotech possibly resulting in a transfer of jobs to Switzerland or redundancy of jobs at the current seat of Rhein Biotech. The closure of production locations is not scheduled at present. Rhein Biotech has no works council and no involved trade unions.

The management of both companies has the joint vision for the merged enterprise to be number 1 among the enterprises exclusively concentrated on vaccines. The full support of the management of Rhein Biotech makes the smooth integration of Rhein Biotech into Berna Biotech much easier. So far, Dr. Daan Ellens (Chief Executive Officer "CEO" of Rhein Biotech), Harry Relouw (Chief Financial Officer "CFO" of Rhein Biotech) and Kees Moonen (General Counsel of Rhein Biotech) signed binding agreements and others such as Richard Holslag, Zbigniew Janowicz, Christian Loucq have signed a pre-contract and thus will be available for the expanded Berna Biotech provided that the Takeover is accomplished.

The current Board of Directors of Berna Biotech, which is under Swiss law ultimately responsible for the general policies, the strategy and management of the Company, consists of seven members. Peter Giger, the current chairman, will continue to preside. In addition, two representatives of Rhein Biotech will join the board of directors of Berna Biotech upon closing of the Tender Offer, *i.e.* Ernest de la Houssaye, president of the Supervisory Board of Rhein Biotech since August 2000, and Dr. Eungjoon Jo, present member of the Supervisory Board of Rhein Biotech of which he has been a member since the takeover of the Korean Green Cross Vaccine Corporation in April 2000. Therefore, the future Board of Directors of Berna Biotech will consist, if the take over succeeds, of nine members until the next ordinary shareholders' meeting in May 2003.

Pursuant to the organizational regulations of Berna Biotech, the responsibility for the ongoing operations is vested with the Executive Board which remains under the supervision of the Board of Directors and consists of 10 members. However, day-to-day management of Berna Biotech is run by smaller business units and related groups out of the Executive Board, in accordance with the company's by-laws. The members are appointed by the Board of Directors and serve at the discretion of the Board of Directors, subject to any applicable employment agreements. Dr. Kuno Sommer will continue to preside the Executive Board of Berna Biotech as CEO. Dr. Daan Ellens, the present CEO of Rhein Biotech, will act as Vice CEO in the capacity of Chief Operating Officer of Berna Biotech to ensure a smooth integration of both companies and for the realization of the joint vision.

Although Berna Biotech will ensure control of Rhein Biotech's Management Board and Supervisory Board and therefore will most probably delegate its representatives to these boards, it has not yet been decided which members of Rhein Biotech's Management Board and Supervisory Board will resign or continue. Accordingly, no payments have so far been made by Rhein Biotech to the current members of Rhein Biotech's Management Board and Supervisory Board in connection with a potential resignation nor have respective agreements been concluded.

C. OFFER TO RHEIN BIOTECH SHAREHOLDERS AND TERMS AND CONDITIONS OF THE OFFER

Berna Biotech herewith offers to acquire from the shareholders of Rhein Biotech

their Rhein Biotech common bearer shares

with a nominal value of € 0.48 and with the dividend right beginning on January 1, 2002
WKN 919 544; ISIN: NL 0000230324
("Rhein Shares")

in return

for a composite consideration consisting of

1.42 registered shares of Berna Biotech to be newly issued
in the nominal value of CHF 0.40 each and with dividend right beginning on January 1, 2002
Swiss *WKN* (*Valorennummer*) 1429801; ISIN CH 0014298019
("Berna Shares")

and a cash payment in the amount of € 33.75 per Rhein Share.

1. Acceptance Period

The Period for the Acceptance of the Offer starts on June 25, 2002, and ends on July 15, 2002, 12:00 noon Central European Summer Time (CEST) ("Acceptance Period"), unless extended.

2. Condition Precedent

This Offer is made under the Condition Precedent that 75% of Rhein Biotech's nominal capital is tendered for acceptance of the Offer or is acquired during the Acceptance Period ("Condition Precedent"). For the calculation of this quota threshold will be taken into account:

(a) all Rhein Shares which are tendered for acceptance of the Offer by the Rhein Biotech shareholders until the end of the Acceptance Period;

(b) all Rhein Shares which have been acquired by Berna Biotech until the end of the Acceptance Period via the stock exchange; and

(c) all Rhein Shares which have been acquired by Berna Biotech in miscellaneous ways until the end of the Acceptance Period.

Berna Biotech reserves the right to reduce the minimum quota of the Rhein Shares, upon whose acquisition the fulfillment of the Condition Precedent is dependent upon, or to waive the Condition Precedent entirely at any time at its own discretion. The purchase and exchange agreement between Berna Biotech and the accepting shareholder is not concluded, if neither the Condition Precedent occurs nor Berna Biotech waives the Condition Precedent.

Berna Biotech will announce at the latest five Stock Exchange Trading Days following the Acceptance Period whether the Condition Precedent has been fulfilled and whether the Offer will thus be honored.

The execution of the Offer does not depend upon the execution of administrative antitrust authorization procedures. The initiation of such procedures is not intended.

3. Acceptance of the Offer

Rhein Biotech shareholders who wish to accept this Offer are requested to declare their acceptance of the Offer in writing to their depository bank during normal business hours within the Acceptance Period. All German depository banks have been informed about the handling of the acceptance of the Offer. Rhein Biotech-Shareholders resident in The Netherlands are requested to tender their Rhein-Shares via their respective depository bank.

With the acceptance of the Offer and the re-registration of the shares of Rhein Biotech into the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" with the *WKN 568* 744, the Rhein Biotech Shareholder and Berna Biotech enter into a purchase and exchange agreement which contains the obligation to transfer the Rhein Shares tendered for the acceptance of the Offer to Berna Biotech via UBS Warburg AG, Frankfurt am Main, as trustee. If the Declaration of Acceptance has been declared in writing to the shareholders' depository bank during the Acceptance Period, the re-registration of the Rhein Shares into the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" under the *WKN 568* 744 is deemed to have been executed in due time if it is executed by July 17, 2002, 5:30 p.m. CEST ("Extension Period for Re-registration"). The purchase and exchange agreement will become effective upon the fulfillment or the waiver of the Condition Precedent (compare Section IV.C.5.). A sample form for the acceptance declaration that should be used to give appropriate instructions to the depository bank's is attached in Enclosure 2 of the Offer Document.

4. Declaration of Acceptance

By accepting the Offer the Rhein Biotech shareholder declares the following:

a) that he accepts the Offer for the number of Rhein Shares specified in the Declaration of Acceptance in accordance with the terms of this Offer;

b) that the Offer is deemed accepted for all Rhein Shares held by him if he fails to state the exact number or states a different number of Rhein Shares than actually held by him. This does not apply if the accepting Rhein Biotech shareholder expressly restricts the acceptance of the Offer so as to cover only a part of the Rhein Shares held by him ("Partial Acceptance");

c) that he has, at the time of making the Declaration of Acceptance and during the entire period until the transfer of the shares to UBS Warburg AG, Frankfurt am Main, as trustee, title to the Rhein Shares covered by the Declaration of Acceptance and that these shares are free of any third party rights and claims;

d) that his depository bank is instructed to register all Rhein Shares held by him, or in the event of a Partial Acceptance all Rhein Shares submitted by him during the Acceptance Period, into the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" (*WKN 568* 744);

e) that his depository bank is instructed and authorized to instruct and authorize Clearstream Banking AG to inform UBS Warburg AG, Frankfurt am Main, and Berna Biotech during the Acceptance Period of the total number of Rhein Shares that are registered with the respective depository bank as shares belonging to the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" with the *WKN* 568 744;

f) that UBS Warburg AG, Frankfurt am Main, as trustee, and his depository bank are instructed and authorized to perform all acts necessary or appropriate for the acceptance and handling of the Offer and to issue any declarations required therefore, and that they are exempted from the restrictions imposed by Section 181 of the German Civil Code (*Bürgerliches Gesetzbuch*); and

g) that the Rhein Shares covered by the declaration of acceptance will be transferred to UBS Warburg AG, Frankfurt am Main, as trustee provided that the Rhein Shares submitted during the Acceptance Period shall be transferred to Berna Biotech on the basis of an agreement with Berna Biotech within the scope of a capital increase by means of a contribution in kind against the issue of the offered number of Berna Shares.

The provisions for the acceptance of the Offer (a-g) shall apply *mutatis mutandis* during the Additional Acceptance Period (compare Section IV.C.9) provided that the Rhein Shares tendered during the Additional Acceptance Period are re-registered as shares belonging to the category "Shares of Rhein Biotech N.V. tendered for the acceptance of the Offer during the Additional Acceptance Period" (*WKN* 633 875).

5. Handling of the Offer

The Rhein Shares submitted during the Acceptance Period to accept the Offer will initially remain in the shareholder's depository account but will be re-registered into the *WKN* 568 744.

If the Condition Precedent does not occur (or should Berna Biotech not waive it), then the shares belonging to the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" (*WKN* 568 744) will be re-registered into the original *WKN* 919 544 immediately.

The Rhein Biotech shareholders shall not incur any handling commissions or charges in connection with the sale of Rhein Shares within the scope of the handling of this Offer in Germany. For this purpose Berna Biotech has offered to the German depository banks a payment according to market standards, consisting of a depository bank commission and a mailing fee. Berna Biotech will pay the depository bank commission to the German depository banks only the Rhein Biotech shareholders are able to accept the Offer via their depository bank without charges, and if the purchase and exchange agreement is concluded. Moreover, Berna Biotech will pay any stamp duty or issuing tax incurring in Switzerland.

Berna Biotech will perform its consideration in each instance after the expiry of the Extension Period for Re-registration and the Additional Acceptance Period (cf. Section IV.C.9). The Berna Shares to be newly issued and which are required to effect the consideration will be issued by a capital increase by contribution in kind on the basis of the existing authorized capital of Berna Biotech. For this, the Rhein Shares tendered to accept the Offer will be transferred to UBS Warburg AG, Frankfurt am Main, as trustee. UBS Warburg AG, Frankfurt am Main, will subscribe as trustee, pursuant to an agreement with Berna Biotech, for the Berna Shares issued within the scope of the capital increase by means of a contribution in kind and will contribute the transferred Rhein Shares to Berna Biotech as a contribution in kind.

UBS Warburg AG, Frankfurt am Main, will hold the Berna Shares received on the basis of the capital increase by way of a consideration in kind as a trustee for the Rhein Biotech shareholders who accepted the Offer or their legal successors, and will transfer those shares at their listing and the commencement of the trading at the SWX Swiss Exchange to those shareholders by means of the global giro transaction note (*Girosammelgutschrift*) together with the cash payment.

The Settlement of the Offer ("Settlement") will presumably be effected in two steps. It is envisaged that the consideration for the Rhein Shares tendered during the Acceptance Period will be paid presumably on July 22, 2002 ("First Settlement"). The consideration for the Rhein Shares tendered during the Additional Acceptance Period will be paid presumably on August 6, 2002 ("Second Settlement").

The listing of the new Berna Shares and the admission to trade at the SWX Swiss Exchange is scheduled for the respective settlement dates.

The Rhein Biotech shareholders will not receive fractional shares of Berna Shares. Pro rata claims for Berna Shares will be paid in cash to the Rhein Biotech shareholders. The closing stock price of the Berna Share presumably of August 12, 2002, will be the basis for this cash payment. The settlement of the pro rata claims will take place presumably on August 16, 2002.

6. Trading in tendered Rhein Shares

Rhein Shares tendered in order to accept the Offer can be traded at the *Neuer Markt* of the Frankfurt Stock Exchange during the Acceptance Period and up to the end of the Extension Period for Re-registration, where they will be listed as "Shares of Rhein Biotech N.V. tendered for acceptance of the Offer during the Acceptance Period" under the *WKN* 568 744.

If Rhein Shares, which are registered under the *WKN* 568 744 as "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Acceptance Period" are sold or if the property of the Rhein Shares tendered for acceptance of the Offer during the Acceptance Period is transferred in any other way until the end of the re-registration period subsequent to the Offer, the respective new owner assumes all rights and obligations with respect to these Rhein Shares. This also applies to all rights and obligations of a Rhein Biotech shareholder on the basis of the regulations of this Offer (compare in particular Section IV.C.4).

This applies *mutatis mutandis* also to the Rhein Shares transferred during the Additional Acceptance Period with reference to the Rhein Shares registered as shares belonging to the category "Shares of Rhein Biotech N.V. tendered for acceptance of the Offer during the Additional Acceptance Period" (*WKN* 633 875).

7. Extension of the Acceptance Period

If a third party extends a public tender offer for the acquisition of Rhein Shares ("Competing Offer") during the Acceptance Period, then the Acceptance Period will be extended until the end of the acceptance period of the Competing Offer.

Should Berna Biotech decide to modify the Offer during the last two weeks of the Acceptance Period, then the Acceptance Period is extended by a further two weeks.

Berna Biotech will announce such extension without undue delay as of the occurrence of one of the above events during the Acceptance Period, at the latest however three Stock Exchange Trading Days following the Acceptance Period.

8. Rights of Withdrawal

With the acceptance of the Offer, Berna Biotech and the accepting Rhein Biotech shareholder enter into a purchase and exchange agreement, which will become effective upon fulfillment of the Condition Precedent or the waiver thereof by Berna Biotech. The Rhein Biotech shareholder can withdraw from the contract, if:

a) Berna Biotech modifies the terms and conditions of the Offer and the Rhein Biotech shareholder had accepted the offer prior to such modification. The withdrawal must be declared in writing to UBS Warburg AG, Frankfurt am Main, via the depository banks during the Acceptance Period; or

b) a third party extends a Competing Offer and the Rhein Biotech shareholder had accepted the Offer of Berna Biotech prior to the publication of the Competing Offer. The withdrawal must be declared in writing to UBS Warburg AG, Frankfurt am Main, via the depository banks during the Acceptance Period.

9. Additional Acceptance Period

Rhein Biotech Shareholders, who have not accepted the Offer during the Acceptance Period, can accept the Offer within two weeks after the publication of the results of the Offer ("Additional Acceptance Period"), if the Condition Precedent has been fulfilled then or if Berna Biotech has waived it at this point in time. Berna Biotech will publish details with respect to the Additional Acceptance Period together with the publication of the number of Rhein Shares from the received declarations of acceptance immediately after the expiry of the Acceptance Period however at the latest five Stock Exchange Trading Days following the end of the Acceptance Period.

The statements made in the Offer Document as well as the contents of the Offer apply *mutatis mutandis* for the Additional Acceptance Period. The Shares tendered for acceptance of the Offer will remain in the depository account of the Rhein Biotech Shareholder, but will be re-registered as shares belonging to the category "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Additional Acceptance Period" (*WKN* 633 875) until the transfer of the Rhein Shares to UBS Warburg AG, Frankfurt am Main, which will take place after the expiry of the Additional Acceptance Period. The "Shares of Rhein Biotech N.V. tendered to accept the Offer during the Additional Acceptance Period" can be traded during the Additional Acceptance Period under their *WKN* 633 875 at the *Neuer Markt* of the Frankfurt Stock Exchange.

Rhein Biotech Shareholders tendering their Rhein Shares during the Additional Acceptance Period are not entitled to withdraw their acceptance.

In case of an extension of the acceptance period pursuant to the terms and conditions of the Offer the commencement of the Additional Acceptance Period will be postponed.

10. Publications

Berna Biotech will publish the number of Rhein Shares to which it is entitled to pursuant to the declarations of acceptance received, on the Internet under the address *http://www.b-r-merger.com* and in *Frankfurter Allgemeine Zeitung*

(a) weekly, subsequent to the publication of the Offer Document, and daily in the last week of the Acceptance Period,

(b) immediately after the end of the Acceptance Period, and

(c) immediately after the end of the Additional Acceptance Period.

The announcement under (b) and (c) plus all other announcements will also be published in one Dutch national newspaper.

11. Confirmation of Availability of Financing

UBS Warburg AG, Frankfurt am Main—an investment service enterprise within the meaning of Section 2 paragraph 4 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)—has confirmed in a letter addressed to Berna Biotech and dated May 23, 2002, which is attached to this Offer Document as Enclosure 3 that Berna Biotech has made the necessary arrangements to ensure that it has available at its disposal the necessary means for the complete fulfillment of this Offer at the time when the claim for the cash payment is due.

D. ADDITIONAL INFORMATION

1. Determination of the Consideration

The offered consideration of 1.42 Berna Shares and a cash payment in the amount of € 33.75 per Rhein Share contains, on the basis of the weighted average stock price of the Berna Share during the last three months prior to the announcement by Berna Biotech of the decision to extend an offer on May 23, 2002, a premium of 53.6% over the weighted average stock price of the Rhein Share during the same time period. This weighted average domestic stock price of the Berna Shares is € 24.82. The weighted average (*Neuer Markt* XETRA and *Neuer Markt* Frankfurt Floor Trading) of the Rhein Shares is € 44.91.

The following premium analysis illustrates the premium of the consideration per Rhein Share in relation to the stock price of the Rhein Share at various reference days and time periods:

Date	Rhein Share closing price *Neuer Markt* XETRA and *Neuer Markt* Frankfurt floor trading (€)	Premium based on the average stock price of the Berna Shares over the 3 month period prior to the announcement of the decision to issue a takeover offer on May 23, 2002 in the amount of € 24.82[(1)] (%)	Premium based on the average stock price of Berna Biotech shares over the 3 month period, prior to the publication of this Offer in the amount of € 20.96[(2)] (%)
May 16, 2002[(3)]	45.7	51.0	39.0
May 22, 2002[(4)]	53.0	30.2	19.8
June 21, 2002[(5)]	56.0	23.2	13.4
Historical Reference Days[(4)(6)]			
—1 month	38.2	80.6	66.3
—3 months	50.0	38.0	27.0
—6 months	70.0	(1.4)	(9.3)
—12 months	101.6	(32.1)	(37.5)
Average[(7)]			
—1 month	46.7	47.7	36.0
—3 months	44.9	53.6	41.4
—6 months	53.9	27.9	17.8
—12 months	58.8	17.4	8.0

Source: All prices from Bloomberg

(1) On the basis of a conversion rate of CHF/€ of 1.4534 as per Bloomberg on May 22, 2002.

(2) Referring to June 21, 2002, the last practicable date prior to printing of the Offer Document; conversion rate of CHF/€ of 1.4668 as of the same day.

(3) Last trading day prior to fluctuations in the stock price of the Rhein Share, possibly based on the grounds of rumours concerning the upcoming Takeover Offer.

(4) Day before the announcement of the takeover intention and its terms and conditions by Berna Biotech.

(5) Last practicable trading date prior to printing of the Offer Document.

(6) Referring to May 23, 2002, the date of the announcement of the takeover intention by Berna Biotech.

(7) Weighted average stock prices; referring to May 23, 2002, the date of the announcement of the takeover intention by Berna Biotech.

The consideration has been determined by Berna Biotech on the basis of the information known by Berna Biotech and a valuation of the company in accordance with valuation methods according to common market practice. In particular Berna Biotech has conducted:

- a "*discounted cash flow*" method,
- an analysis of comparable quoted companies, and
- an analysis of comparable precedent transactions.

The consideration to the Rhein Biotech Shareholders is in accordance with the results of such an analysis as well as takes into account the premium that Berna Biotech is willing to pay in view of the targeted control over Rhein Biotech and the identified growth synergies of the combination with Rhein Biotech.

2. Information concerning measures taken to ensure the fulfillment of the Offer and concerning the effects of a successful Offer on Berna Biotech

a. Measures to ensure the fulfillment

Berna Biotech intends to finance the Offer partly from its own liquid funds. UBS Warburg AG, Frankfurt am Main, has issued in accordance with the *WpÜG* a confirmation of availability of financing attached to this

Offer Document as Enclosure 2. The financing confirmation confirms that Berna Biotech has made the necessary arrangements to ensure that it has available at its disposal the necessary means for the complete fulfillment of this Offer at the time when the claim for the cash payment is due.

b. Expected effects of a successful Offer
The execution of the Offer will lead to an outflow at Berna Biotech of liquid funds in the amount of altogether approximately € 140.3 million.

Assuming that Berna Biotech acquires all 4,071,254 Rhein Shares (4,054,859 issued Rhein Shares plus 16,395 Rhein Shares from the potential exercise of in-the-money Rhein Biotech option rights), the total consideration to be paid on the basis of the cash payment in the amount of € 33.75 per Rhein Share amounts to approximately € 137.4 million plus the cash amount required for the settlement of fractional shares.

Estimated € 2.9 million of the total expenditure account for the costs of the Offer (*e.g.* for the publication and printing of the Offer Document and the Offering Prospectus, legal advice, handling and commissions for the depository banks).

The table following hereto gives an overview of the most important financial data of Berna Biotech(1):

€ million(2)	2000 Berna Biotech	2001 Berna Biotech	2001 Berna Biotech (with Rhein Biotech/ aggregation for information purposes)
Gross Sales	136.058	207.141	289.485
Annual Surplus	(15.614)	28.218	35.034
Total Assets	180.153	330.921	468.929
Shareholder Equity	120.654	249.954	358.676
Subscribed Capital	5.454	6.829	8.771

Source: Audited consolidated annual statements of Berna Biotech and Rhein Biotech.

(1) These figures are a simple aggregation of the respective balance sheet and profit and loss statement figures of Berna Biotech with those of Rhein Biotech, and not a pro forma-calculation. The added up figures can only deliver an approximation indication of the proportions of Berna Biotech and of Rhein Biotech, as they are based on completely different accounting provisions: whereas Berna Biotech reports under the FER provisions for the financial year 2001, Rhein Biotech reports under US-GAAP accounting provisions. A reconciliation has not been made for the calculation of these figures.

(2) The table above is based upon the following currency conversion of June 20, 2002: CHF 1.4668 = € 1.

The possible total expenditure in the amount of approximately € 140.3 million corresponds to less than 42.4% of Berna Biotech's total assets per December 31, 2001 (€ 330.9 million).

Berna Biotech does not expect that the annual surplus of Rhein Biotech will render a substantial contribution to the annual surplus of Berna Biotech in the foreseeable future.

Berna Biotech will prepare the accounts for the acquisition of Rhein Biotech under the Swiss rules of orderly bookkeeping (FER, "Swiss GAAP"). Pursuant to this method, the various positions in the balance sheet of Rhein Biotech will be integrated into the balance sheet of Berna Biotech. The total amount of the acquisition costs will be allocated to the underlying acquired assets and obligations of Rhein Biotech under consideration of possible immaterial assets such as goodwill. Berna Biotech has so far not made the exact analysis required for the transfer of the balance sheet positions of Rhein Biotech. This will take place after the execution of the Takeover Offer.

3. Information concerning any payments of Berna Biotech to members of the Management Board and Supervisory Board of Rhein Biotech

Berna Biotech has not made any payments to the members of the Management Board or Supervisory Board of Rhein Biotech in connection with the Offer which have not been offered to the other Rhein Biotech Shareholders as well. Berna Biotech and Rhein Biotech agreed in the MoU among other things that Berna Biotech offers to the employees (i) to waive out-of-the-money option rights resulting from Rhein Biotech's share-option-program against the payment of € 5.50 per option right, as well as (ii) to exercise in-the-money option rights resulting from Rhein Biotech's share-option-program and to compensate the employees for potentially arising tax consequences. The management of Rhein Biotech will use best endeavors to support Berna Biotech's Offer.

4. Situation for Rhein Biotech Shareholders not accepting the Offer

Rhein Biotech Shareholders not accepting the Offer will remain shareholders of Rhein Biotech for the time being; however, they should consider the following:

- If this Offer is accepted by a large number of Rhein Biotech Shareholders, the liquidity of the market for the Rhein Shares not submitted for the acceptance of the Offer may be severely reduced already during the Acceptance Period, best at the latest after the end of the Additional Acceptance Period. Thus, there might be increased fluctuation of the Rhein Biotech stock price in trading (volatility).
- After the successful execution of the Offer, Berna Biotech will presumably hold the required qualified majority to take all material resolutions in the general shareholder meeting of Rhein Biotech, which might possibly also affect the interests of the minority shareholders, even contrary the will of the minority shareholders (*e.g.* increases and decreases of the stock capital, discharge Management and the Supervisory Board, dividend resolutions).
- Statements about the future dividend policy of Rhein Biotech cannot be made. Rhein Biotech will presumably be integrated into the group structure of Berna Biotech after the execution of the Offer. In such case, the business development will significantly follow the interests of Berna Biotech. Thus, it will hardly be possible to draw conclusions from Rhein Biotech's hitherto dividend policy to its future dividend policy. This might result in Rhein Biotech carrying on the distribution of no or only low dividends, if the Offer is successful.
- After the successful execution of the Offer, the complete exclusion of the remaining Rhein Biotech Shareholders is planned, to the extent this is legally possible (so-called "Squeeze-out"). Thereby the Rhein Shares of the minority shareholders would be transferred to the majority shareholder—i.e. to Berna Biotech—by act of decision of the Dutch Chamber of Enterprises ("*Ondernemingskamer*"), against a consideration determined by the Chamber of Enterprises.
- Berna Biotech would also consider the modification of the legal form of Rhein Biotech if a squeeze-out procedure is not possible. This would probably also result in a delisting.

5. Information concerning the Dividend Policy of Berna Biotech

Swiss law requires that at least 5 percent of the annual net profits of a company be retained as legal reserves as long as these reserves amount to less than 20 percent of the nominal share capital of such company.

Under Swiss law, dividends may be paid if a company has sufficient distributable profits from previous business years, or if general reserves of the Company exceed 50 percent of the nominal share capital of such company. In either event, dividends may be paid only subject to approval at the shareholders' meeting. The Board of Directors may propose the payment of dividend but cannot set the amount of the dividend itself. The auditors must confirm that the dividend proposal of the Board of Directors conforms with mandatory law and the company's articles of association. In practice, a shareholders' meeting usually approves the dividend proposal of the Board of Directors.

Dividends are usually due and payable no earlier than the third trading day after the shareholders' resolution approving the relevant dividend. The statute of limitations in respect of dividend payments is five years. Dividends for which payment has not been requested within five years after the due date accrue to the company and are allocated to the general reserves.

The Berna Shares are entitled to receive dividends as of 1 January 2002 for the 2002 financial year and for all subsequent financial years.

Any profits generated by the Berna Biotech are likely to be retained and used to finance the expansion and development of its business. Accordingly, the Berna Biotech does not expect to pay dividends in the foreseeable future.

Since its incorporation up to the year ended December 31, 1999 the Company regularly paid dividends. The Berna Biotech did not pay any dividends for the years 2000 and 2001 respectively. The Company paid dividends of CHF 85.- for the year ended December 31, 1999. The dividends for each financial year were paid in the subsequent financial year in line with the applicable corporate law rules.

6. Further Information concerning the Berna Shares to be newly issued

On June 22, 2002 Berna Biotech published a selling prospectus in English language for 5.781.180 Berna Shares pursuant to the provisions of the German Selling Prospectus Act. The selling prospectus and a German, non-binding translation of this selling prospectus are made available free of charge at Merrill Germany GmbH, Grüneburgweg 14 - 18, 60322 Frankfurt am Main ("Rhein Biotech Shareholder Line", Telephone 0180 5 112 001).

The selling prospectus contains additional details concerning the Berna Shares, which Berna Biotech issues in relation to the Offer for the Rhein Shares. When deciding whether to accept the Offer, Rhein Biotech Shareholders should in particular take into consideration the information contained in the chapters "risk factors" as well as "taxation".

7. Taxes

Berna Biotech recommended to the Rhein Biotech Shareholders to obtain competent advice concerning the potential tax effects prior to accepting the Offer.

E. MISCELLANEOUS

1. Applicable Law

The provisions of the Offer, the acceptance of the Offer by Rhein Biotech Shareholders, and the execution of the Offer by UBS Warburg AG, Frankfurt am Main, or by the depository banks shall be governed by the laws of the Federal Republic of Germany.

The Offer is regulated by Dutch takeover law. Since Rhein Biotech has its seat of business in The Netherlands, the *WpÜG* does not apply to this Offer.

Berna Biotech and Rhein Biotech have agreed to apply, in addition to mandatory Dutch takeover law, to the extent legally permissible and practicable and as far as not otherwise provided for in the Offer Document *mutatis mutandis* the provisions of the *WpÜG* and the *WpÜG-AngVO* with respect to the content of the Offer Document and the execution of the Offer. In particular, the length of the Acceptance Period will be 20 calendar days in accordance with the Dutch takeover law and not at least four weeks as provided by the *WpÜG*. Rhein Biotech shareholders and third parties cannot derive any rights from the fact that Berna Biotech and Rhein Biotech are voluntarily complying with certain provisions of the *WpÜG*.

The Rhein Biotech Shareholders who accept the Offer agree by means of their declaration of acceptance of the Offer to the extent legally permissible to the exclusive jurisdiction of the courts of Frankfurt am Main, Federal Republic of Germany for any legal actions arising from or in connection with this Offer.

2. Publications

All publications in connection with this Offer will be made available on the Internet under *http://www.b-r-merger.com*, in the *Frankfurter Allgemeine Zeitung* and in a Dutch national newspaper (in the latter all publications with the exception of announcements a) mentioned in Section IV.C.10).

3. Assumption of Responsibility

Berna Biotech AG, Rehhagstrasse 79, 3018 Bern, Switzerland, represented by its Management Board Peter Giger, Ulrich Ammann, Prof. Urs Schaad, Dr. Peter Grogg, Jürg Legler, Dr. Claude Thomann, Ulrich Winzenried takes the responsibility for the content of this Offer Document (except for the financial information in the Offer Document regarding Rhein Biotech for which Rhein Biotech and the members of its Management Board assume the responsibility), and declare to their best knowledge, that statements made in this offer are true and no essential circumstances have been omitted.

4. Statement on Sharedealings in Berna Shares or Rhein Shares by the Berna Biotech Management and Rhein Biotech Management

The personal statements within the meaning of Article 9p of the Dutch Decree on the Supervision of the Securities Trade have been submitted to the *Authority-FM*.

Bern, June 21, 2002

Berna Biotech AG

Enclosure 1

STATEMENT OF THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD OF RHEIN BIOTECH

The Rhein Biotech Supervisory Board and Management Board have unanimously reached the conclusion that the proposed Offer is in the best interest of Rhein Biotech, Rhein Biotech Shareholders, and all other stakeholders involved. Furthermore, in this respect they also refer to the opinion of Sal. Oppenheim jr. & Cie. as expressed under a fairness opinion, to support their view that the Offer as described in this Offer Document is fair. Therefore, the Rhein Biotech Supervisory Board and Management Board unanimously recommend the acceptance of the Offer.

Maastricht, June 21, 2002

Rhein Biotech Supervisory Board

Ernest de la Houssaye

Cornelis Hollenberg

Annie van Broekhoven

Eungjoon Jo

Joost Tjaden

Rhein Biotech Management Board

Dr. Daan Ellens

Jan Thio

Kees Moonen

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Enclosure 2

UBS Warburg

UBS Warburg AG
Stephanstraße 14 - 16
D-60313 Frankfurt am Main
Tel. +49 69-1369-0

Dr. Alexander Gehl
Investment Banking

Tel. +49 69-1369-8454
Fax +49 69-1369-1216
alexander.gehl@ubsw.com

Claudia Blotczyk
Transactions Legal

Tel. +49 69-1369-8261
Fax +49 69-1369-8551
claudia.blotczyk@ubsw.com

www.ubswarburg.com

Per Kurier

An die Geschäftsleitung der
Berna Biotech AG
Rehhagstrasse 79

CH – 3018 Bern

VORAB PER FAX: +41 – 31 – 980 – 6229

Frankfurt am Main, den 23. Mai 2002

Finanzierungsbestätigung nach § 13 Abs. 1 S. 2 WpÜG

Sehr geehrte Damen und Herren,

die Berna Biotech AG (***BERNA***) mit Sitz in Bern, Schweiz, hat am 23. Mai 2002 ihre Entscheidung zur Abgabe eines öffentlichen Übernahmeangebotes hinsichtlich aller auf den Inhaber lautenden Aktien der Rhein Biotech N.V. mit Sitz in Maastricht, Holland, WKN 919 544 (***RHEIN***), gemäß § 10 Abs. 1 i.V.m. § 34 WpÜG veröffentlicht.

Die Gegenleistung für die bis zu 4.071.254 RHEIN-Aktien, die im Rahmen des Übernahmeangebotes zum Umtausch eingereicht werden können, wird sich wie folgt zusammensetzen:

(a) Ca. hälftig in Form von neu auszugebenden BERNA-Aktien, die aufgrund einer voraussichtlich am 28. Mai 2002 von der Hauptversammlung zu beschließenden Kapitalerhöhung begeben werden sollen, und

(b) ca. hälftig in Form einer Geldleistung in Höhe von höchstens Euro 34,50 pro RHEIN-Aktie, d.h. gegen Zahlung einer Gesamt-Geldleistung in Höhe von bis zu Euro 140.458.263 (Gesamt-Geldleistung) unter der Annahme, dass das Angebot vollumfänglich, d.h. im Hinblick auf sämtliche bis zu 4.071.254 RHEIN-Aktien, angenommen wird.

Im Hinblick auf o.g. Übernahmeangebot erteilen wir gemäß § 13 Abs. 1 Satz 2 WpÜG die folgende

Bestätigung:

Wir, die UBS Warburg AG – ein Finanzdienstleistungsunternehmen im Sinne von § 2 Abs. 4 WpHG – sind ein von BERNA unabhängiges Wertpapierdienstleistungsunternehmen gemäß § 13 Abs. 1 Satz 2 WpÜG. Wir bestätigen, dass BERNA die notwendigen Maßnahmen getroffen hat, um sicherzustellen, dass ihr die zur vollständigen Erfüllung des o.a. Übernahmeangebotes notwendigen Mittel zum Zeitpunkt der Fälligkeit des Anspruchs auf die Geldleistung zur Verfügung stehen.

Mit der Wiedergabe dieses Schreibens in der Angebotsunterlage für das o.a. Übernahmeangebot gemäß § 11 Abs. 2 Satz 3 Ergänzende Angaben Nr. 4 WpÜG sind wir einverstanden.

Diese Finanzierungsbestätigung und ihre Auslegung unterliegen ausschließlich deutschem Recht. Ausschließlicher Gerichtsstand für alle Streitigkeiten über Ansprüche aus und im Zusammenhang mit dieser Finanzierungsbestätigung ist Frankfurt am Main. BERNA ernennt hiermit Morgan Lewis & Bockius LLP, Guiollettstrasse 54, D – 60325 Frankfurt am Main, zu ihrem Zustellungsbevollmächtigten in Deutschland.

Mit freundlichen Grüßen

UBS Warburg AG

Dr. Alexander Gehrt
Director

Claudia Blaszczyk
Associate Director

Enclosure 3

ACCEPTANCE FORM FOR THE TAKEOVER OFFER OF BERNA BIOTECH AG TO THE SHAREHOLDERS OF RHEIN BIOTECH N.V.

The return consignment of this Acceptance Form is to be made to the depository bank

Acceptance Period: June 25, 2002 until July 15, 2002, 12:00 noon CEST

Account holder: __________________________________

Depository Account Number: __________________________________

Bank: __________________________________

Bank Identification Code: __________________________________

1. I/We hereby accept the Offer of BERNA BIOTECH AG dated June 21, 2002 in accordance with the terms and conditions as set forth in the Offer Documents with respect to

   ☐* my/our total portfolio of shares, entered into the above stated depository account, belonging to the category RHEIN BIOTECH N.V. Shares with the Securities Identification Number (WKN) 919 544, or

   ☐* _________** shares of the portfolio of shares, entered into my/our above stated depository account, belonging to the category RHEIN BIOTECH N.V. Shares with the Securities Identification Number (WKN) 919 544.

   * Please mark as appropriate

   ** Please enter number of shares. If no specific number of shares or too many shares are indicated then it is assumed that the offer has been accepted for the total entered portfolio of Rhein Biotech N.V. shares.

2. The definitions used in the Offer Document also apply to this Acceptance Form.

3. I/We hereby instruct and authorize UBS Warburg AG, Stephanstraße 14-16, 60313 Frankfurt am Main, as trustee as well as ____________________*** to perform all necessary or appropriate acts, and to issue respective declarations, for the acceptance and handling of the Offer and for the fiduciary subscription of the Berna Biotech AG shares to be newly issued within the context of the Offer by means of contribution in kind of the Rhein Biotech N.V. Shares. UBS Warburg AG and the ____________________*** are insofar exempted from the restrictions imposed by Section 181 German Civil Code *(Bürgerliches Gesetzbuch)*.

   *** Please enter name of the depository bank

____

Place/Date

____

Signature(s)

(This page has been left blank intentionally.)

Enclosure 4

FINANCIAL DATA OF BERNA BIOTECH (PAGE 24-35) AND RHEIN BIOTECH (PAGE 36-58)

Berna Biotech AG

CONSOLIDATED BALANCE SHEET
As of 31 December
(amounts in CHF 000)

	Notes[1]	31.12.2001	31.12.2000	31.12.1999
ASSETS				
CURRENT ASSETS				
Cash, cash equivalents and securities	1	262,811	15,469	21,671
Trade accounts receivable	2	42,311	60,138	66,494
Other assets	3	22,524	7,892	9,444
Inventories	4	20,005	51,096	76,013
Accrued income and prepaid expenses		671	1,085	0
TOTAL CURRENT ASSETS		348,322	135,680	173,622
NON CURRENT ASSETS				
Equipment, net	5	24,467	38,097	40,846
Property and plant, net	5	109,772	87,329	89,260
Intangible assets, net	5	2,570	3,142	336
Financial assets	5	264	0	1,182
TOTAL NON CURRENT ASSETS		137,073	128,568	131,624
TOTAL ASSETS		485,395	264,248	305,246
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
CURRENT LIABILITIES				
Trade accounts payable		24,127	19,069	13,255
Short-term financial liabilities	6	1,333	24,977	11,986
Other liabilities	7	44,533	2,608	43,161
Accrued expenses and deferred income		25,305	3,731	0
TOTAL CURRENT LIABILITIES		95,298	50,385	68,402
NON CURRENT LIABILITIES				
Long-term financial liabilities	8	0	11,000	11,635
Provisions, deferred taxes	9	23,465	26,412	24,996
TOTAL NON CURRENT LIABILITIES		23,465	37,412	36,631
TOTAL LIABILITIES		118,763	87,797	105,033
MINORITY INTERESTS		0	(524)	(39)
SHAREHOLDERS' EQUITY				
Share capital	10	10,017	8,000	8,000
Consolidated reserves		315,225	191,878	185,015
Consolidated net income / loss		41,390	(22,903)	7,237
TOTAL SHAREHOLDERS' EQUITY		366,632	176,975	200,252
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		485,395	264,248	305,246

Berna Biotech AG

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended 31 December
(amounts in CHF 000)

	Notes[1]	2001	2000	1999
REVENUE				
Gross sales	11	303,835	199,570	183,767
Sales deductions	12	(11,327)	(9,906)	(5,560)
Net sales		292,508	189,664	178,207
Changes in inventories		(18,170)	(11,972)	(1,113)
Income from sales and changes in inventories		274,338	177,692	177,094
Licenses		5,653	0	1,500
Other income	13	1,762	173	1,737
Total revenue		281,753	177,865	180,331
Expenses				
Cost of goods and materials		(55,978)	(59,599)	(57,218)
Personnel expenses	14	(77,251)	(62,769)	(57,174)
Other operating expenses	15	(72,749)	(38,965)	(45,795)
Total expenses		(205,978)	(161,333)	(160,187)
Income from operations before depreciation (EBITDA)		75,775	16,532	20,144
Depreciation, amortization		(18,599)	(10,162)	(10,203)
Income from operations (EBIT)		57,176	6,370	9,941
Financial result, net	16	3,964	(1,415)	537
Income prior to restructuring costs		61,140	4,955	10,478
Restructuring costs	17	(12,112)	(27,749)	0
Income / loss before income taxes		49,028	(22,794)	10,478
Taxes	18	(7,638)	(594)	(3,504)
Income / loss before minority interest		41,390	(23,388)	6,974
Minority interest		0	485	263
Consolidated net income / loss		41,390	(22,903)	7,237

Berna Biotech AG

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December
(amounts in CHF 000)

	31.12.2001	31.12.2000	31.12.1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Consolidated net income / loss	41,390	(22,903)	7,237
Depreciation, amortization	18,599	13,662	10,203
Change in provisions	23,709	1,416	682
Gain from sale of non current assets	(525)	0	0
Operating cash flows before change in net working capital	83,173	(7,825)	18,122
Change in trade accounts receivable	20,988	6,356	(11,923)
Change in other assets	(15,072)	467	190
Divestiture of US subsidiary	(80)	0	0
Change in securities	(1,062)	639	1,789
Change in inventories	31,916	25,662	1,048
Change in trade accounts payable	1,596	5,814	1,192
Change in other short-term liabilities	12,880	(5,647)	437
Net cash flows from operating activities	134,339	25,466	10,475
Cash flows from investing activities			
Purchase / sale of equipment	(1,796)	(6,167)	(10,342)
Purchase / sale of property and plant	(22,842)	(1,829)	(1,562)
Purchase / sale of intangible assets	(1,002)	(3,703)	(421)
Purchase / sale of financial assets	(264)	0	194
Net cash flows from investing activities	(25,904)	(11,699)	(12,131)
Cash flows from financing activities			
Change in short-term financial liabilities	180	(18,223)	12,551
Change in long-term financial liabilities	(11,000)	(596)	40
Capital increase (nominal CHF 2 million)	148,548	0	0
Gain from sale of treasury shares	166	0	0
Minority interest in result	0	(485)	263
Dividens paid	0	(1,360)	(2,720)
Net cash flows from financing activities	137,894	(20,664)	9,608
Impact of exchange rate fluctuations on cash and cash equivalents	(49)	1,334	511
Net change in cash and cash equivalents	246,280	(5,563)	8,463
Cash and cash equivalents, beginning of year	7,727	13,290	4,827
Cash and cash equivalents, end of year	254,007	7,727	13,290

Accounting principles

The accounting and reporting principles used in the preparation of the consolidated financial statements comply with the requirements of Swiss Accounting and Reporting Recommendations (Swiss GAAP ARR). They give a true and fair view of the financial position, the results of operations and the cash flows in accordance with ARR.

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Method and scope of consolidation

The consolidated financial statements encompass the annual statements of all Swiss and foreign companies in which Berna Biotech Ltd. owns direct or indirect holdings of more than 50%. For all units, the year under review covers twelve months.

Under the full consolidation method, the assets, liabilities, income and expenses of all these companies are included at 100%. The interests of third-party minority shareholders in the net assets and business result are reported separately in both the consolidated balance sheet and the consolidated income statement.

The individual company statements on which the consolidated financial statements are based are prepared according to standard group-wide accounting principles. All intercompany transactions, receivables and liabilities, as well as any earnings on intercompany trade accounts which have not yet been realized as far as the group is concerned have been eliminated as part of the consolidation process.

The purchase accounting method for acquisition is applied, thereby enabling shareholders' equity to be stated as if the group were a single entity. The value of the investments in subsidiaries is set off against the equity that was liable upon first consolidation.

Any goodwill is capitalized and amortized over its useful life.

The consolidation encompasses the following companies:

	Share capital	Holding	Closing date
Berna Biotech Ltd., Berne (CH)			
Production and sale of human products	CHF 10,016,670	100%	31/12/01
Dr. E. Gräub Ltd., Berne (CH)			
Production and sale of animal health products	CHF 400,000	100%	31/12/01
Berna Veterinär Ltd., Berne (CH)			
Sale of animal health products	CHF 100,000	100%	31/12/01
Istituto Sieroterapico Berna S.r.l., Como (I)			
Production and sale of human products	EUR 105,000	100%	31/12/01
Etna Biotech S.p.A., Catania (I)			
Research and development of human products	EUR 100,000	100%	31/12/01
Instituto Berna de España SA, Madrid (E)			
Production and sale of human products	EUR 105,000	100%	31/12/01

Berna Products Corporation, USA, was sold to the minority shareholder as of January 1, 2001 and is therefore no longer consolidated.

During the year under review (2001) the animal health division of Berna Biotech Ltd. was spun off as an independent legal entity known as Berna Veterinär Ltd. and became a subsidiary of Dr. E. Gräub Ltd.

On January 1, 2001, Etna Biotech S.p.A. was established as a new company. Its main activity is research and development for new products.

Foreign currency translation
The currency used in the consolidated financial statements is the Swiss franc (CHF). The assets and liabilities contained in the local balance sheets are converted into CHF at year-end exchange rates (cut-off date method). Expenses and income from statement of operations drawn up in foreign currencies are converted at the average exchange rate for the year. Conversion differences arising from the balance sheet and statement of operations are credited or debited directly to consolidated shareholders' equity. Other exchange rate differences are recorded in the statement of operations.

The currency used in the consolidated cash flow statement is the CHF. Foreign currencies were translated on the basis of average exchange rates for 2001.

The following exchange rates were used for the major currencies of the Berna Biotech Group:

Balance sheet

Year-end exchange rates	2001	2000
US-Dollar (USD)	1.6783	1.6370
Euro (EUR)	1.4823	1.5258

Income statement

Average exchange rates	2001	2000
US-Dollar (USD)	1.6930	1.6904
Euro (EUR)	1.4969	1.5575

Financial instruments
The Berna Biotech Group uses forward contracts to hedge against exchange rate risks. Gains and losses arising from these contracts are offset against opposing gains and losses arising from the corresponding underlying transactions. No such hedging transactions were pending on the balance sheet cut-off date. Other transactions are valued according to the "lower-of-cost-or-net-realizable-value" principle. The following derivative financial instruments were outstanding on the balance sheet cut-off date (all figures in CHF '000):

Type	Contract volume	Positive replacement value	Negative replacement value
Other	19,305	4,590	0

Securities
Securities are recorded at the lower of cost or market value.

Trade accounts receivable
Accounts receivable are stated at their realizable nominal value after deducting any operationally necessary allowance for doubtful accounts.

Other receivables
These items include actively deferred tax credits and other receivables. Other receivables are stated at net realizable values.

Inventories
Inventories are stated at the lower of production cost or net realizable value. Appropriate value adjustments are applied in the case of inventories with low turnover rates and recognizable loss of value and in the case of non-saleable goods. Interim gains on inventories derived from Group products are eliminated from the result. Cash discounts granted are recorded as reductions in the purchase price.

Property, plant and equipment

Tangible fixed assets are valued at acquisition or production costs less accumulated depreciation. They are written off over their estimated useful life according to the linear method. Depreciation rates for equipment and vehicles were adjusted in comparison with the previous year. In fiscal 2001, the resulting additional depreciation amounted to CHF 6,700,000.

Depreciation period	2001	2000
Property and plant	30-50 years	30-50 years
Production plant	10 years	10 years
Equipment and vehicles	4-5 years	4-20 years

Intangible Assets

Licences, patents, trademark rights and similar rights acquired from third parties are stated at acquisition cost and written off on a linear basis over five years.

Trade accounts payable, other liabilities

Trade accounts payable and other liabilities are stated at their nominal value.

Financial liabilities

All liabilities on which interest is payable are reported under long-term or short-term financial liabilities. All liabilities with more than one year's remaining term to maturity are described as long-term financial liabilities. All liabilities due within one year are described as short-term financial liabilities. These also include annual maturities of long-term financial liabilities.

Provisions

Provisions are derived according to consistent standard business management criteria. They cover foreseeable loss risk and performance obligations.

Taxes

Stated taxes include corporate income and taxes on capital accruing during the period under review and the change in deferred taxes.

Provision is made for deferred taxes on valuation differences between Group and taxable values at a standard rate of 25%. Deferred corporate income tax liabilities are included under "Provisions". Deferred income tax assets are included under "other assets".

Staff pension schemes

Employees of the Group companies in Switzerland are affiliated to the pension foundation of the Swiss Serum and Vaccine Institute.

The foundation is independent of the Group and is financed by contributions from the employer and the employees. The benefits provided to scheme members are based without exception on the defined contribution system. During the year under review, CHF 12,500,000 were allocated to the employer's contribution reserve (see note 14). In the foreign Group companies, staff pension arrangements are provided in accordance with the legal provisions in force in the countries concerned. These pension plans do not have a significant impact on Berna Biotech's consolidated financial statements.

Research and development

Research and development costs are not capitalized, but charged to the income statement in the period in which they arise.

Related parties

All business dealings with related parties are carried out at arm's length. There were no extraordinary transactions with either subsidiaries, shareholders or other affiliated persons.

Board of Directors and Executive Board
There are no receivables or liabilities from/to directors or other major shareholders. During the year under review, payments amounting to CHF 709,000 were made to the Board of Directors (7 persons) and payments amounting to CHF 3,519,000 were made to the Executive Board (13 persons).

Major shareholders
The following shareholders and groups of shareholders own shareholdings of more than 5% in Berna Biotech Ltd. at December 31, 2001.

Name	Share of capital
Orbi-Med	9.99%

1. Cash, cash equivalents and securities

Amounts in CHF '000	31.12.2001	31.12.2000
Cash and cash equivalents	254,007	7,727
Securities	8,804	7,742
Total	262,811	15,469
Market value of securities	15,483	13,253

2. Trade accounts receivable

Amounts in CHF '000	31.12.2001	31.12.2000
Trade accounts receivable	47,720	72,772
Provisions for doubtful receivables	(5,409)	(12,634)
Total	42,311	60,138

3. Other assets

Amounts in CHF '000	31.12.2001	31.12.2000
Deferred tax assets	427	0
Other receivables	22,097	7,892
Total	22,524	7,892

4. Inventories

Amounts in CHF '000	31.12.2001	31.12.2000
Raw materials and consumables	3,952	10,863
Work in progress	5,513	16,453
Finished goods	10,540	23,780
Total	20,005	51,096

5. Non current assets

Amounts in '000 CHF	Plant equipment	Payments on account	Land, buildings	Trade-marks, patents	Financial investments	Total
Acquisition cost						
As at 31.12.2000	97,404	1,797	113,621	4,124	0	216,946
Change in the scope of consolidation	(732)	0	0	0	0	(732)
Exchange rate differences	(330)	(35)	(217)	(16)	0	(598)
Additions	6,953	1,583	27,071	1,002	264	36,873
Disposals	(8,725)	0	(3,983)	(33)	0	(12,741)
Reclassifications	13,508	(3,091)	7,056	791	0	18,264
As at 31.12.2001	108,078	254	143,548	5,868	264	258,012
Accumulated depreciation						
As at 31.12.2000	(61,104)	0	(26,292)	(982)	0	(88,378)
Change in the scope of consolidation	587	0	0	0	0	587
Exchange rate differences	224	0	50	16	0	290
Additions	(14,788)	0	(2,237)	(1,574)	0	(18,599)
Disposals	3,113	0	279	33	0	3,425
Reclassifications	(11,897)	0	(5,576)	(791)	0	(18,264)
As at 31.12.2001	(83,865)	0	(33,776)	(3,298)	0	(120,939)
Net book value as of 31.12.2001	24,213	254	109,772	2,570	264	137,073
Net book value as of 31.12.2000	36,300	1,797	87,329	3,142	0	128,568
Insurance value as of 31.12.2000	73,911	0	121,820	0	0	195,731
Insurance value as of 31.12.2001	73,911	0	132,890	0	0	206,801

On the balance sheet cut-off date order commitments for investments in buildings amount to CHF 23 315 000.

6. Short-term financial liabilities

Amounts in '000 CHF	31.12.2001	31.12.2000
Banks	1,176	24,938
Short-term leasing liabilities	157	39
Total	1,333	24,977

7. Other liabilities

Amounts in '000 CHF	31.12.2001	31.12.2000
Tax liabilities	13,083	0
Short-term provisions	15,894	0
Employee pension fund (employer's contribution reserve)	12,500	0
Other interest free liabilities	3,056	2,608
Total	44,533	2,608

8. Long-term financial liabilities

Amounts in '000 CHF	31.12.2001	31.12.2000
Mortgages	0	11,000
Bank loans	0	0
Leasing liabilities	0	0
Total	0	11,000
Assets pledged as collateral for own liabilities (real estate)		
Switzerland	0	71,171
Total	0	71,171
Mortgage bonds / nominal total	13,600	13,600
- of which in own ownership (freely disposable)	13,600	1,400
- pledged as collateral for loans	0	12,200
- loans taken up (mortgages)	0	11,000

9. Provisions

Amounts in '000 CHF	31.12.2001	31.12.2000
Deferred tax liabilities	13,428	18,517
Pension liabilities, Italy	2,807	3,472
Long-term provisions	7,230	4,423
Total	23,465	26,412

10. Share capital

At the Ordinary General Meeting on May 29, 2001, it was decided to increase the share capital by a nominal amount of CHF 2,000,000. The Meeting also agreed to a conditional share capital increase of CHF 500,000 with a view to setting up an employee participation scheme. As of the balance sheet cut-off date, the share capital comprises 1,001,667 registered shares with a nominal value of CHF 10 each.

Breakdown of conditional share capital	CHF	Number of shares
Approval by General Meeting	500,000	50,000
2001 issue of employee shares	16,670	1,667
Balance as at 31.12.2001	483,330	48,333

Option plan

During the year under review, 11,625 free options pursuant to the regulation of August 24, 2001 were issued to management (Board of Directors, the Executive Board, management). The options are subject to a lock-in period for the first 36 months and are personal and non-transferable. The exercise price is determined by the Board of Directors Committee and is normally based on the average share price for the past three months. For the 2001 allocation the exercise price was set at CHF 840. The option is taxed when it is exercised.

Share plan

The groups of persons eligible to receive shares comprise the Board of Directors, the Scientific Advisory Board, members of the Executive Board and all employees of the Swiss subsidiaries and the executive managers of the foreign subsidiaries. The shares are issued free of charge and are subject to a three-year lock-in period starting from the date of issue. During the year under review, 1667 shares were issued under the regulations. At the time of issue, 449 parties were eligible to receive shares. The shares were subscribed from the conditional share capital approved at the Ordinary General Meeting.

10. Share capital (Continued)

Statement of Shareholders' Equity

Amounts in '000 CHF	Share capital	Premium on statutory reserves	Revaluation reserves	Retained earnings	Total
As at 31.12.1999	8,000	65,891	78,920	47,441	200,252
Dividend				(1,360)	(1,360)
Changes in scope of consolidation				745	745
Consolidated net income / loss				(22,903)	(22,903)
Conversion differences				241	241
As at 31.12.2000	8,000	65,891	78,920	24,164	176,975
Dividend				0	0
Changes in scope of consolidation				1,362	1,362
Consolidated net income / loss				41,390	41,390
Gain from sale of treasury shares		166			166
Increase in ordinary share capital	2,000	144,793			146,793
Increase in conditional share capital	17				17
Conversion differences				(71)	(71)
As at 31.12.2001	10,017	210,850	78,920	66,845	366,632

Treasury shares	Transactions	Average share price	Number of shares	Amount
As at 31.12.2000			0	0
Purchases	40	504	1,695	854,500
Sales	40	602	(1,695)	(1,020,543)
Realized price gains				166,043
As at 31.12.2001			0	0

The realized price gain was set off directly against shareholders' equity.

11. Gross sales

Amounts in '000 CHF	2001	2000
By product group		
Influenza vaccines	22,412	23,116
Travel vaccines	20,929	23,388
Base vaccines	22,365	23,678
Dr. E. Gräub Ltd.	23,058	22,269
Total continuing areas of business	88,764	92,451
Plasma products	31,923	50,772
Other vaccines / products	30,884	56,347
Total discontinued areas of business	62,807	107,119
Smallpox vaccine	152,264	0
Total gross sales	303,835	199,570
By market		
Europe	272,161	156,452
America	8,831	16,682
Asia-Pacific	14,314	16,049
Africa	4,650	3,036
Middle East	3,879	7,351
Total gross sales	303,835	199,570

12. Sales deductions

Amounts in '000 CHF	2001	2000
Goods credits, commissions	6,068	3,590
Freight	1,709	2,270
License fees	181	427
Bad debts and changes to provision for doubtful receivables	3,369	3,227
Other reductions on sales	0	392
Total	11,327	9,906

13. Other operating income

Amounts in '000 CHF	2001	2000
Gain from sale of non current assets	525	0
Other operating income	1,237	173
Total	1,762	173

14. Personnel expenses

Amounts in '000 CHF	2001	2000
Wages and salaries	50,957	49,471
Social cost	9,754	9,537
Employer's contribution reserve	12,500	0
Other personnel expenses	4,040	3,761
Total	77,251	62,769

15. Other operating expenses

Amounts in '000 CHF	2001	2000
Rent	395	595
Maintenance and repairs	14,373	8,455
Insurance and charges	2,277	3,477
Energy costs	2,465	2,913
Administration expenses	19,945	6,800
Advertising and sales promotion	5,146	6,556
Clinical trials / external research fees	28,148	10,169
Total	72,749	38,965

16. Net financial result

Amounts in '000 CHF	2001	2000
Income from securities	3,233	1,163
Investment income	2,750	39
Financial income	5,983	1,202
Interest expense	(2,019)	(2,617)
Net financing expense	(2,019)	(2,617)
Total	3,964	(1,415)

17. Restructuring costs

Amounts in '000 CHF	2001	2000
Personnel and administrative expenses	10,480	4,524
Liquidation costs and risk provisions for subsidiaries	0	6,780
Extraordinary depreciation on plasma products inventories	14,132	12,945
Depreciation on low-value items	0	3,500
Sale of "OTC" trademarks and patents	(12,500)	0
Total	12,112	27,749

18. Taxes

Amounts in '000 CHF	2001	2000
Corporate income taxes	12,977	609
Taxes on capital	175	1,313
Change in deferred taxes	(5,514)	(1,328)
Total	7,638	594

19. Events after the balance sheet cut-off date

Pevion Biotech Ltd. founded on January 7, 2002. Berna Biotech Ltd., Berne, and Bachem Ltd., Bubendorf, each hold 50% of the shares in this joint venture.

Rhein Biotech N.V.

CONSOLIDATED BALANCE SHEET
As of December 31, 2001, 2000 and 1999
(in EURO thousand)

	Notes	**31.12.2001**	**31.12.2000**	**31.12.1999**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents		24,197	27,300	26,007
Accounts receivable		19,950	13,404	1,033
Receivables affiliated companies	7	1,249	264	1,036
Tax receivables		223	422	850
Other receivables		622	694	211
Inventories	4	11,894	11,517	306
Prepaid expenses and other current assets		595	431	800
TOTAL CURRENT ASSETS		58,730	54,032	30,243
NON CURRENT ASSETS				
Property and equipment, net	5	13,185	5,755	3,782
Investment in affiliates	2	3,217	3,229	2,329
Goodwill, net	6	22,934	21,831	4,070
Other intangible assets, net	6	39,942	43,428	142
TOTAL NON CURRENT ASSETS		79,278	74,243	10,323
TOTAL ASSETS		138,008	128,275	40,566
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short term borrowings, including short term portion of long term debt	9	190	244	—
Accounts payable trade		8,172	8,937	1,245
Deferred revenue		16	472	834
Accrued liabilities and other current liabilities	8	1,893	4,157	4,587
TOTAL CURRENT LIABILITIES		10,271	13,810	6,666
NON-CURRENT LIABILITIES				
Long-term debt		—	—	298
Deferred income taxes	11	3,396	2,306	—
Other provisions		545	185	—
TOTAL NON-CURRENT LIABILITIES		3,941	2,491	298
MINORITY INTERESTS		15,074	13,518	497
COMMITMENTS AND CONTINGENCIES	14,15	—	—	—
SHAREHOLDERS' EQUITY	10			
Common shares, EUR 0.48 par value end of 2001 and 2000: Authorized 5,000,000 shares, issued and outstanding 4,046,809 shares end of 2001 and 4,011,614 end of 2000.		1,942	1,925	1,271
Additional paid-in capital		101,934	98,449	34,366
Receivables shareholders		(1,479)	(1,568)	(361)
Accumulated comprehensive income/(loss)		6,325	(350)	(2,171)
TOTAL SHAREHOLDERS' EQUITY		108,722	98,456	33,105
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		138,008	128,275	40,566

Rhein Biotech N.V.

CONSOLIDATED STATEMENT OF OPERATIONS
Years ended December 31, 2001, 2000 and 1999
(in EURO thousand)

	Notes	2001	2000	1999
REVENUES				
Product sales		76,880	54,831	1,163
Technology transfer		4,440	4,932	2,956
Royalties		116	153	807
Contract development		908	450	1,071
Total revenues	12	82,344	60,366	5,997
Cost of sales		34,366	20,928	1,064
Gross Profit		47,978	39,438	4,933
Operating expenses				
Research and development		9,854	6,330	3,558
Selling and distribution		16,993	12,649	192
Administrative and general		7,690	5,018	2,379
Amortization of intangible assets		5,960	4,751	118
Total operating expenses		40,497	28,748	6,247
Income / (loss) from operations		7,481	10,690	(1,314)
Other income		1,032	3,676	440
Result from non-consolidated affiliated companies		—	(184)	(107)
Interest income and other, net		852	948	367
Income / (loss) before income taxes and minority interests	11,12	9,365	15,130	(614)
Income tax provision	12	(415)	(4,625)	(102)
Income / (loss) before minority interest		8,950	10,505	(716)
Minority interest		(2,134)	(2,499)	140
Net income / (loss)		6,816	8,006	(576)
Net income / (loss) per common share based on an average number of shares (in EUR):				
—Basic		1.69	2.29	(0.24)
—Dilutive		1.68	2.27	(0.24)
Weighted average number of common and common equivalent shares outstanding (Units)		4,033,405	3,499,176	2,402,114
Weighted average number of dilutive shares		34,333	34,333	—
		4,067,738	3,533,509	2,402,114

The total outstanding number of options that could have a dilutive effect in 2001 and 2002 amount to 101,583 and 52,833 respectively. To determine the dilutive number of shares for 2001 and 2000, 67,250 and 18,500 options respectively have been excluded as these are estimated to have no dilutive effect because exercise prices are significantly above the current price.

Rhein Biotech N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(In EURO thousand)

	2001	2000	1999
CASH FLOW FROM OPERATING ACTIVITIES			
Net income / (loss)	6,816	8,006	(576)
Depreciation and amortization	7,746	5,533	698
Provisions	1,450	1,670	—
Minority interests	2,134	2,499	(140)
Change in operating assets and liabilities:			
Accounts receivable—trade	(6,546)	(7,916)	(213)
Receivables affiliated companies	(985)	772	(596)
Receivables shareholders	89	(1,207)	(83)
Inventories	(377)	(1,475)	(249)
Prepaid expenses and other current assets	(164)	369	(198)
Tax receivables	199	428	(697)
Other receivables	72	4,813	(74)
Accounts payable	(819)	6,302	622
Accrued liabilities and other current liabilities	(2,720)	(8,534)	4,665
Net cash provided by / (used in) operating activities	6,895	11,260	3,159
Cash flow from investing activities			
Purchase of property and equipment	(9,188)	(4,479)	(3,185)
Proceeds from sale of property and equipment	0	3,309	13
Acquisitions net of cash acquired	0	(60,648)	(1,427)
Purchase of intangible assets	(3,195)	(21,680)	(4,188)
Net cash used in investing activities	(12,383)	(83,498)	(8,787)
Cash flow from financing activities:			
Issuance of common stock	3,663	64,737	34,043
Treasury stock	(161)	—	—
Redemption of line of credit, net	—	(837)	(3,009)
Increase / (decrease) of minority shareholders	(578)	11,993	261
Net cash provided by financing activities	2,924	75,893	31,295
Effect of exchange rate changes on cash	(539)	(2,362)	98
Net increase / (decrease) in cash and cash equivalents	(3,103)	1,293	25,765
Cash and cash equivalents, beginning of year	27,300	26,007	242
Cash and cash equivalents, end of year	24,197	27,300	26,007
Supplemental cash flow disclosures			
Cash received for interest	946	687	247
Cash paid for income taxes	(1,016)	(77)	(102)

1. Business

Rhein Biotech N.V. was incorporated on June 5, 1998. It has its legal seat in Maastricht, The Netherlands. Rhein Biotech's office address is located at Gaetano Martinolaan 95, 6229 GS Maastricht, The Netherlands.

Rhein Biotech is a biotechnology group involved in developing, manufacturing, marketing and licensing valuable and affordable products for prevention and treatment of mass diseases. The Company's key products are Hepavax-Gene, Japanese Encephalitis Vaccine-GCVC, Varicella Vaccine-GCVC and Hantavax. Sales of products have commenced in a number of countries, processes are licensed to a number of customers for a variety of applications. Rhein's core market is mass vaccination, funded by national and supranational organisations, as its low-cost production technology gives it a competitive edge in these markets.

2. Summary of significant accounting policies

Use of estimates

The financial statements have been prepared in conformity with United States generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies. While management has based their assumptions and estimates on the facts and circumstances known at December 31, 2001, actual amounts may differ from estimates.

Comparitive figures

Certain prior year balances have been reclassified to conform to the current year presentation.

Principles of Consolidation

The accompanying financial statements consolidate the accounts of the Company and its wholly owned and majority owned subsidiaries (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated. The ownership interest of minority participants in subsidiaries that are not wholly owned is included under minority interest in the accompanying consolidated balance sheet.

The following companies are consolidated in the company accounts:

Name	Legal seat	Period of consolidation	Method of consolidation	Percentage ownership
Rhein Biotech N.V.	Maastricht, Netherlands	Jan. - Dec.	N/A	N/A
Rhein Biotech GmbH	Düsseldorf, Germany	Jan. - Dec.	Full	100%
Wockhardt Rhein Biopharm Ltd.*	Mumbai, India	Jan. - Jun.	E.M.	50%
Rhein Vaccines B.V.	Maastricht, Netherlands	Jan. - Dec.	Full	100%
Rhein Immuno B.V.	Maastricht, Netherlands	Jan. - Apr.	Full	100%
		May - Dec.	Full	79.73%
GreenCross Vaccine Corporation	Seoul, South Korea	Jan. - Dec.	Full	80%
Vida Rhein S.A.	Lisbon, Portugal	Jan. - Dec.	E.M.	50%
PC Gen S.A.**	Buenos Aires, Argentina	Jan. - April	Full	51%
		May - Dec	Full	99%
Rhein Minapharm	Cairo, Egypt	Jan. - Dec.	Cost	10%

* Held via Rhein Biotech GmbH
**Held via Rhein Immuno B.V. (until April, 2001: 51%, held via Rhein Biotech NV)
E.M.=equity method of accounting

There is no significant difference between the percentage of equity in the investments and the amount of Rhein Biotech's investment.

2. Summary of significant accounting policies (Continued)

Rhein Vaccines B.V. and Rhein Immuno B.V. were incorporated at March 1, 2000 and September 1, 2000 respectively. These entities have been consolidated as of date of incorporation. GreenCross Vaccine Corporation was acquired on April 1, 2000 and has been consolidated as of that date (see note 19).

During the third quarter of 2001 management decided to divest its interest in Wockhardt Rhein Biopharm Limited. Since the date of the decision, the 50% investment in Wockhardt Rhein Biopharm Limited is classified as held for sale at its carrying value, included under financial fixed assets. Managements best estimate of the sale price would result in at least a break even result.

Current negotiations are ongoing to establish the sale, anticipating to be finalized in 2002.

Foreign Currency Translation
The functional currency of each of the Company's subsidiaries is the local currency in which such subsidiary operates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period a transaction in a foreign currency consummated and the date on which it is settled or translated are recognized in the statement of operations. The foreign exchange gain (loss) is recognized and classified under other income. Assets and liabilities in foreign currencies in the balance sheet of the Company's subsidiaries have been translated at the rate of exchange at the respective balance sheet dates. Revenues and expenses have been translated at average exchange rates prevailing through the year the transactions take place. Translation adjustments resulting from this process have been excluded from the results of operations and are reported as a separate component of shareholders' equity.

Cash and Cash Equivalents
The Company considers investments in highly liquid debt instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents.

Accounts receivable
Accounts receivable are stated at face value, less an allowance for possible uncollectable accounts.

Inventory
Raw materials, supplies and trade goods are stated at the lower of (first-in, first-out) purchase price or net realizable value. Finished products and work in process are stated at the lower of production cost or net realizable value.

Production cost includes materials, direct labour, and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realizable value is based on estimated selling price, less further costs expected to be incurred for completion and disposal.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets:

Machinery and equipment	10 years
Furniture and fixtures	5 years
Computer equipment and software	3 years

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are expensed as incurred. Disposals are removed from both cost and accumulated depreciation accounts. The resulting gain or loss is recorded under other operating income or expenses in the statement of operations.

2. Summary of significant accounting policies (Continued)

Impairment of long-lived assets
The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of". Whenever events or changes in circumstances indicate that the carrying amounts of those assets, including any attributable to goodwill, may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the 3 years ended December 31, 2001 the Company has recorded no impairment losses.

Intangible Assets
Intangible assets relate to goodwill and other intangible assets, such as purchased licenses and patents.

Goodwill is being amortized on a straight-line basis over a period of 12 years. In 2001, an amount of TEUR 3,195 was added in connection with the acquisition of an additional 27.9% of the shares of PC Gen SA (see note 19).

Other intangible assets are being amortized on a straight-line basis over a period of 10 to 12 years.

The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the carrying value of goodwill that is not associated with other long lived assets. If such events or circumstances were to indicate that the carrying amount of goodwill would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill, the Company would recognise an impairment loss.

Revenue Recognition
Product sales revenues are recognized when persuasive evidence of an arrangement exists, the product is shipped, the price is fixed or determinable and collectability of the receivable is probable.

The Company generates revenues from the transfers of existing technologies. Typically such transfers include various phases, including signature of contract, transfer of process technology know how, training, pilot production batches and commercial production.

Revenues are recognized when the services agreed upon are performed.

Frequently, technology transfers result in royalties. Royalties are recognized as revenues in the period in which they were earned.

If and when applicable, multiple element arrangements are accounted for, taking into consideration the fair value of the individual elements. Upfront payments are deferred and recognized over the term of the arrangement.

The Company from time to time agrees on certain strategic contract development programs with third parties and joint ventures, the objective of which are to acquire intangible assets such as, but not limited to, patents, licenses, royalties and improvements in existing technology. The contract development programs generally are agreed upon over a certain period and revenues are recognized over the period.

Deferred revenue consists of revenues deferred according to above-mentioned policy.

2. Summary of significant accounting policies (Continued)

Research and development
Research and development costs are expensed in the period in which they are incurred.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Deferred income taxes are provided for temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Tax benefits attributable to these differences, including those related to tax losses carried forward, are recognizable to the extent that realization of such benefits is more likely than not.

Provisions
Provisions are recognized when a present obligation as a result of a past event exists, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Comprehensive Income
The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for foreign currency translation adjustments. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income in the consolidated statements of shareholders' equity.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and short term borrowings approximates fair value because of the short maturity of these instruments.

Compensation Benefits
The Company accounts for stock options under the provisions of Accounting Principles Board Opinion ("APB") No. 25, whereby compensation expense is not recognized when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. In case of any modification to the stock option plan, the value attributable to the modification will be measured at the modification date. Any compensation cost will be recognized only if and when such modification event occurs.

The pro forma effects had the Company followed the provisions of SFAS No. 123 are included in Note 16.

Accounting for Derivative Instruments
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS no. 133, as amended by SFAS no. 137 and SFAS no. 138, is effective for fiscal years beginning after June 15, 2000, and cannot be applied retroactively. The Company adopted this standard on January 1, 2001. There was no impact on the Company's financial statements, upon adoption.

2. Summary of significant accounting policies (Continued)

Net income per share
Basic net income per share is computed based upon net income for the year divided by the weighted average number of common shares outstanding during the year. Diluted net income per share takes account of the effect of stock options in the denominator when dilutive.

New accounting principles
In June 2001, the Financial Accounting Standards Board authorized the issuance of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 142 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 142 than its predecessor, APB Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill. Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized.

Had the company adopted SFAS No. 142 at January 1, 2001 the company would not have recorded any goodwill amortization, including that attributable to equity method investments, amounting to TEUR 2,132. The company has not determined the impact hat these statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Whilst it supersedes APB Opinion 30 "Reporting the

2. Summary of significant accounting policies (Continued)

Results of operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company expects to adopt this Statement at January 1, 2002. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

3. Currency exchange rates

In compiling the consolidated balance sheets, and the related statement of income, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999, the following currency exchange rates have been used;

Average exchange rate			**Exchange rate at balance date**		
	2001 **EUR**	***2000*** **EUR**	***2001*** **EUR**	***2000*** **EUR**	**1999 EUR**
1 United States Dollar	1.128	1.062	1.117	1.082	0.944
1,000 South Korean Won	0.8600	0.8409	0.8700	0.9708	N/A
1 Dutch Guilder	0.4537	0.4537	0.4537	0.4537	0.4537
1 German Mark	0.5113	0.5113	0.5113	0.5113	0.5113

4. *Inventories*

Inventories summarized by major classification are as follows:

	December 31, 2001 TEUR	**2000 TEUR**
Raw materials	690	1,078
Work in progress	8,456	8,716
Finished goods	2,748	1,723
Total	11,894	11,517

5. Property and equipment

Property and equipment, summarized by major classification are as follows:

	December 31, 2001 TEUR	December 31, 2000 TEUR
Leasehold improvements	3,359	—
Machinery equipment	10,637	6,385
Furniture and fixtures	2,064	1,446
Computer equipment and software	869	552
	16,929	8,383
Less—accumulated depreciation	3,744	2,628
Total	13,185	5,755

Depreciation expense related to property and equipment was TEUR 1,650, TEUR 777 and TEUR 473 for the years ended December 31, 2001, 2000 and 1999 respectively.

6. Goodwill and other intangible assets

Goodwill and other intangible fixed assets, summarized by major classifications are as follows:

	December 31, 2001 TEUR	December 31, 2000 TEUR
Goodwill	27,558	24,363
Less—accumulated amortization	4,624	2,532
	22,934	21,831
Other intangible assets	45,507	45,486
Less—accumulated amortization	5,565	2,058
	39,942	43,428

7. Related party transactions

	December 31, 2001 TEUR	December 31, 2000 TEUR
Non-interest bearing receivable:		
Wockhardt Rhein Biopharm S.A.	391	—
Vida Rhein S.A.	832	—
Rhein Minapharm Company	26	264
	1,249	264
Interest bearing receivable (part of investments in affiliates):		
Vida Rhein S.A. (non-current)	508	1,160
	508	1,160
Total	1,757	1,424

8. Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	December 31, 2001 TEUR	December 31, 2000 TEUR
Accruals	1,657	2,063
Taxes and social security contributions	236	2,094
	1,893	4,157

9. Credit facilities and long-term debt

The Company maintains credit facilities amounting to TEUR 16,544 (2000: TEUR 16,674). As of December 31, 2001, an amount of TEUR 3,517 was used (2000: not used). Credit facilities have been provided on a one-year basis and subject to the situation of the company, will be automatically prolonged for an additional year. The credit facilities, when used, bear interest against a rate prevailing per that date.

Long-term debt consists of the following:

	December 31, 2001 TEUR	December 31, 2000 TEUR
Bank loans	—	244
Less: current portion	—	244

Bank loans relate to loans from certain financial institutions. These loans are redeemable within 5 years and bear interest of 5.25% per annum.

At December 31, 2000 the long-term debt is classified under short-term borrowings, including short-term portion of long-term debt, since the loan is redeemable within one year from the balance sheet date.

10. Shareholders' equity

The authorized share capital of the Company is TEUR 2,400 divided into 5,000,000 bearer shares, each having a nominal value of EUR 0.48. As of December 31, 2001 the issued and paid-in capital represents 4,046,809 shares. In July, 2000 the nominal value of the shares was changed from NLG 1 to EUR 0.48. To reflect the conversion of the par value, common stock was increased and additional paid-in capital was decreased by TEUR 105.

As per December 31, 2001 the Company owns 2,517 own shares (treasury stock). These stocks are valued against a weighted average repurchase price of Eur 64.07.

In connection with the acquisition of the additional 27.9% shares of PC Gen, indirectly through Rhein Immuno, 32,195 shares were issued to the former owners of these shares, at a price of EUR 100.45 per share.

In connection with the acquisition of 80% of the shares of GreenCross Vaccine Corporation in 2000, 700,000 shares were issued to Green Cross Corporation, at a price of EUR 32.34 per share. Through a Secondary Public Offering at the Neuer Markt of the Frankfurt Stock Exchange in May 2000, 411,215 shares were issued at a price of EUR 107.00 per share. In addition 26,250 shares were issued to ABN-AMRO Bank (Deutschland) AG and Westdeutsche Landesbank Girozentrale at a price of EUR 71.24 per share.

10. Shareholders' equity (Continued)

On April 16,1999, 148,375 shares were issued to WestLB Beteiligungsgesellschaft and 40,101 shares were issued to S-Chancen in accordance with the Convertible Credit Agreements. Furthermore, in March and April, 1999, 422,119 shares were issued to Innogenetics. On April 21, 1999, 800,000 shares were issued through an Initial Public Offering at the Neuer Markt of the Frankfurt Stock Exchange.

On April 16, 1999, both WestLB Beteiligungsgesellschaft and S-Chancen converted their loans to shares based on a price per share of EUR 25.50, resulting in the issuance of 80,203 shares to WestLB Beteiligungsgesellschaft and 40,101 shares to S-Chancen. Under the Convertible Credit Agreements, both WestLB Beteiligungsgesellschaft and S-Chancen were also granted an option to purchase shares at the Offer Price prior to the Offering so as to increase their respective aggregate shareholding to up to 10% of the Company's share capital. As a result of the exercise of its option, WestLB Beteiligungsgesellschaft was issued 68,172 shares on April 16, 1999. S-Chancen did not exercise its option.

Pursuant to the Company's Stock Option Plan and Stock Purchase Plan, the Company may grant stock options and issue shares to eligible members of the Management team and Supervisory Board and employees of the group. Up to 450,000 shares, in aggregate, may be issued under the Stock Option Plan and Stock Purchase Plan. As per December 31, 2001, the Company has granted options to purchase 150,165 shares under the Stock Option Plan and has issued 76,241 shares under the Stock Purchase Plan. In connection with the Stock Option Plan and Stock Purchase plan 3,000 shares were issued in the year 2001.

As per December 31, 2001 all of the issued shares have been paid-up in full, although shares issued under the Stock Purchase Plan were issued subject to a conditional payment obligation (see note 16).

At December 31, 2001 the following share-and optionholders are known to the Company:

Name	Number of shares	Number of options
Supervisory Board		
Prof. C. Hollenberg	97,774	—
Mr. E. de la Houssaye	1,034	—
Dr. A.F.J. van Broekhoven	100	—
Mr. J. Walter	100	—
Dr. E. Jo	100	—
	99,108	—
Board of managing directors		
Dr. D. Ellens	3,560	18,255
Dr. J. Thio	814	12,195
Mr. F. Ubags	187	12,195
	4,561	42,645
Other members management team		
Mr. K. Moonen	—	4,000
Dr. C. Loucq	—	15,500
Dr. Z. Janowicz	2,000	—
	2,000	19,500
Other employees (shareholders)	40,037	
Other employees (optionholders)		38,500
Green Cross Corporation	700,000	
Free float	3,201,103	
Total number of outstanding shares	4,046,809	

10. Shareholders' equity (Continued)

Information regarding option grants to members of the management team under the Stock Option Plan starting from the year 1998 and changes during the years is summarized as follows.

Date	Jun 11 1998	Mar 09 1999	Feb 18 2000	Dec 01 2000	Apr 13 2001	Exercised 2000	Total Outstanding	Shares held as of Dec. 31, 2001
Exercise-price in Euro	8.52	15.34	67.50	143.00	130.00			
Board of managing directors								
Dr. D. Ellens	16,875	7,005	4,500	—	6,750	(16,875)	18,255	3,560
Dr. J. Thio	11,250	4,695	3,000	—	4,500	(11,250)	12,195	814
Mr. F. Ubags	11,250	4,695	3,000	—	4,500	(11,250)	12,195	187
Other members management team								
Mr. K. Moonen	—	—	1,000	—	3,000	—	4,000	—
Dr. C. Loucq	—	—	—	12,500	3,000	—	15,500	—
Dr. Z. Janowicz	—	—	—	—	—	—	—	2,000
Total	39,375	16,395	11,500	12,500	21,750	(39,375)	62,145	6,561

Information regarding share issues for members of the management team under the Stock Purchase Plan starting from the year 1998 and changes during the years is summarized as follows:

Shares issued for management team members

Date Share price in Euro	20-apr-00 53,50	Paid-up and sold 2001	Total
Dr. Z. Janowicz	2,500	500	2,000

Information regarding options granted under the Stock Option Plan for employees of the Company is as follows:

Total number of options granted under Stock Option Plan

	Options	Number	Weighted average Price in Euro
	December 31, 1998	41,520	8.52
1999	Granted	16,395	15.34
	Exercised	—	
	Forfeited	—	
	December 31, 1999	57,915	10.45
2000	Granted	35,500	116.82
	Exercised	(40,313)	8.52
	Forfeited	(269)	8.52
	December 31, 2000	52,833	83.40
2001	Granted	56,750	130.00
	Exercised	—	
	Forfeited	(8,000)	157.00
	December 31, 2001	101,583	103.64

10. Shareholders' equity (Continued)

Information regarding shares issued under the Stock Purchase Plan for employees of the Company is as follows:

Shares issued under Stock Purchase Plans

	Year	Issued	Share Price in EURO	Fully paid-up	Put options exercised Note 16	Remaining number of shares
SPP A	1998	37,296	8.52	29,566	—	7,730
SPP B	1999	4,695	15.34	—	—	4,695
SPP C	2000	31,250	53.50	9,233	2,117	19,900
SPP D	2001	3,000	120.00	—	400	2,600
SPP E	2001*	8,050	104.50	—	—	8,050
Total		84,291		38,799	2,517	42,975

*April 13th 2001, the company granted certain employees stock purchase rights. Per December 31, 2001 the shares associated with these rights are not issued yet.

11. Income taxes

The income tax liability is specified as follows:

	Year Ended December 31, 2001 TEUR	2000 TEUR	1999 TEUR
Current*:			
Netherlands	—	—	—
Korea	72	1,733	—
Rest of the world	—	154	67
	72	1,887	67
Deferred:			
Netherlands	—	—	—
Korea	3,396	2,306	—
Rest of the world	—	—	—
	3,396	2,306	—
Total income tax liability	3,468	4,193	67

*As a part of accrued liabilities and other current liabilities.

11. Income taxes (Continued)

The income tax provision is specified as follows:

	Year Ended December 31,		
	2001 TEUR	2000 TEUR	1999 TEUR
Current*:			
Netherlands	—	—	—
Korea	(592)	2,319	—
Rest of the world	(83)	—	102
	(675)	2,319	102
Deferred:			
Netherlands	—	—	—
Korea	1,090	2,306	—
Rest of the world	—	—	—
	1,090	2,306	—
Total income tax liability	415	4,625	102

The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	Year Ended December 31,		
	2001 TEUR	2000 TEUR	1999 TEUR
Income before income taxes:			
Domestic	(5,185)	(3,788)	(350)
Foreign	14,550	18,918	(264)
	9,365	15,130	(614)
Dutch statutory tax rate	35%	35%	35%
Expected provision for income taxes at statutory tax rate:	3,278	5,296	215
Increase/(reduction) in income taxes from Non-deductible goodwill amortization	746	560	—
Permanent differences	(11)	(31)	(113)
Non-Dutch taxes at rates greater than/(less than) Dutch statutory tax rate	(3,412)	(613)	—
Other Provision for losses carried forward	2,240	3,720	—
Non taxable results	(2,300)	(4,000)	—
Other tax benefits mainly related to R&D	(126)	(307)	—
Provision for income taxes	415	4,625	102

Deferred taxes at December 31, 2000 and 2001 relate to tangible and intangible fixed assets in Korea. The value of intangible fixed assets for tax purposes is different from the value in the consolidated accounts. The provision for deferred income taxes related to these temporary differences is determined on the basis of the tax rate prevailing at year end of the tax rate prevailing in the country of origin of the difference, using the liability method.

11. Income taxes (Continued)

Deferred taxes at December 31, 2001 and 2000 consist of the following:

	December 31, 2001 TEUR	December 31, 2000 TEUR
Goodwill	3,048	2,246
Tangible fixed assets	155	—
Other	158	—
Translation result	35	60
Total deferred tax liability	3,396	2,306
Tax losses carried forward	5,250	4,375
Valuation allowance	(5,250)	(4,375)

At December 31, 2001, the Company has net operating losses carried forward for income tax purposes of approximately EUR 15.1 million that do not expire. Of this amount, approximately EUR 11 million is available to offset Dutch income taxes and approximately EUR 4.1 million relates to various foreign jurisdictions, excluding Korea. It is less likely than not that the company will utilise its tax losses. In this respect, the related deferred tax asset has been fully provided.

12. Geographic segment information

The Company operates mainly in the life sciences industry generating revenue mainly from the sale of products and services related to vaccines and immune modulators. The group is managed based on the geographic locations of the subsidiaries. Geographic locations have been aggregated where below the quantitative thresholds. The company evaluates its performance based on several factors, of which the primary financial measure is revenue and income before taxes.

	December 31, 2001 TEUR	2000 TEUR	1999 TEUR
Revenue:			
Europe	8,703	3,822	3,496
Asia	52,297	37,454	1,002
South America	13,987	15,078	2,075
Other countries	11,441	5,002	681
Eliminations	(4,084)	(990)	(1,257)
Total	82,344	60,366	5,997
Income (loss) before taxes:			
Europe	(1,960)	(632)	(350)
Asia	11,530	14,594	—
South America	(205)	1,266	374
Other countries	—	(98)	(683)
Eliminations	—	—	45
Total	9,365	15,130	(614)
Interest income/(expense) and other, net:			
Europe	692	977	367
Asia	203	30	—
South America	(43)	(59)	—
Other countries	—	—	—
Eliminations	—	—	—
Total	852	948	367

12. Geographic segment information (Continued)

	December 31, 2001 TEUR	2000 TEUR	1999 TEUR
Depreciation (tangible and intangible assets):			
Europe	2,894	382	305
Asia	4,578	234	—
South America	274	161	168
Other countries	—	—	—
Eliminations	—	—	—
Total	7,746	777	473
Identifiable assets:			
Europe	199,227	178,203	47,989
Asia	88,816	74,831	—
South America	1,794	2,735	6,262
Eliminations	(151,829)	(127,494)	(13,323)
Total	138,008	128,275	40,928

"Eliminations" represent the elimination of investments of subsidiaries.

Customers accounting for 10% or more of consolidated revenue are as follows:

	December 31, 2001 TEUR	2000 TEUR	1999 TEUR
Most significant customers:			
Green Cross Pharmaceutical Benefits Management Corporation	32,771	24,046	—
Others	49,573	36,320	5,997
Total	82,344	60,366	5,997
Most significant customers:			
Green Cross Pharmaceutical Benefits Management Corporation	40%	40%	—
Others	60%	60%	100%
Total	100%	100%	100%

No other customers accounted for 10% or more of consolidated revenue in 2001.

13. Financial instruments

The Company uses (in the normal course of business) various types of financial instruments. Financial instruments include only those recognized in the balance sheet (on-balance sheet) financial instruments.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between the operating, settlement, accounting and controlling of all financial instruments used. The spread of the company's activities limits the exposures to concentrations of credit or market risk. The Company's management is involved in the risk management process.

13. Financial instruments (Continued)

The Company attempts to minimize the counterparty credit risk associated with the financial instruments used by selecting counterparties that it believes to be creditworthy. On-balance sheet instruments:

Financial instruments in the balance sheet substantially include accounts receivable trade/short-term loans/ cash/deposits/short-term loans and accounts payable trade.

14. Commitments

Leases
The Company leases buildings and office space and other office equipment under various operating lease agreements extending through fiscal year 2010. The following is a schedule of future minimum rental payments for the next five years and thereafter:

Year ending December 31:	TEUR
2002	1,237
2003	1,108
2004	993
2005	634
2006	539
Thereafter	810
Total	5,321

Lease expenses for the year ended December 31, 2001, 2000 and 1999 under all operating leases amounted to approximately TEUR 1,229, TEUR 1,150 and TEUR 414 respectively.

Guarantees
At December 31, 2001 no guarantees were given to third parties.

15. Loss contingencies

From time to time, the Company is subject to various claims and suits arising out of the ordinary course of business. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the company's consolidated financial position or results of operations.

At December 31, 2001 no significant claims and no suits existed against the company.

16. Benefit plans

The Company has established a stock option plan (the "Stock Option Plan") for its employees in the Netherlands and a stock purchase plan (the "Stock Purchase Plan") for its overseas employees as a means of attracting and retaining managers and personnel to the group and to provide an incentive for managers and personnel to contribute to the growth of the group.

On June 8, 1998, the Supervisory Board adopted the Stock Option Plan pursuant to which it may grant options to purchase Shares for key members of management and employees of the Company, other than residents in Germany. A total of 450,000 shares, in aggregate, may be issued under the Stock Option Plan and Stock Purchase Plan. Options granted under the Stock Option Plan may be exercised at any time for a period of up to five years from the date of grant.

16. Benefit plans (Continued)

Information regarding the Stock Option Plan as of December 31, 1999, 2000 and 2001, and changes during the years then ended is summarized as follows:

	Option Shares	Weighted Average Exercise Price Euro
January 1, 1999	41,520	8.52
Granted	16,395	15.34
Exercised	(0)	—
Forfeited	(0)	—
December 31, 1999	57,915	10.45
Granted	35,500	116.82
Exercised	(40,313)	8.52
Forfeited	(269)	8.52
December 31, 2000	52,833	83.40
Granted	56,750	130.00
Exercised	—	—
Forfeited	(8,000)	157.00
December 31, 2001	101,583	103.64

As of December 31, 2001, in total 150,165 options have been granted to three members of the board of managing directors, two other members of the management team, two members of the Supervisory Board and fourteen employees of the Company, entitling them to purchase shares at exercise prices ranging from EUR 8.52 to EUR 202.00 per share, representing a market price or an amount greater than market price at the date of grant.

The Supervisory Board also adopted the Stock Purchase Plan for the benefit of key members of management and employees of the group who are resident outside the Netherlands. The Stock Purchase Plan was adopted on July 28, 1998. Under the Stock Purchase Plan, shares are issued to participants in the plan in exchange for a cash payment representing 10% of the issue price and a conditional payment obligation (5 year interest bearing agreement) representing the remainder of the issue price. The conditional payment obligation becomes repayable upon a sale of the shares or the recipient of the shares ceasing to be employed by the Company. Participants are granted a put option exercisable until the earlier of the date that the conditional payment obligation falls due or five years, pursuant to which they may sell their shares to the Company at a price equivalent to the issue price. The Company has full resource to the employees's personal assets. Accordingly, the Company has accounted for the stock purchase plan as a fixed plan under APB Opinion No. 25.

As of December 31, 2001 a total of 76,241 shares have been issued under the Stock Purchase Plan to two members of the Supervisory Board and 49 employees of the group at issue prices ranging from EUR 8.52 to EUR 120.00 per share.

If a participant in the Stock Option Plan or Stock Purchase Plan ceases to be an employee of the group prior to the fifth anniversary of becoming a participant in the plan, he is required to return to the Company all or a portion of the benefit received as a result of his participation in the plan.

16. Benefit plans (Continued)

If compensation cost for stock option grants had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income and income per share would have been adjusted to the pro forma amounts indicated below:

	2001 TEUR	2000 TEUR	1999 TEUR
Net income As reported	6,816	8,006	(576)
Pro forma	5,910	7,787	(650)
Net income per share As reported in EUR	1.69	2.29	(0.24)
Pro forma in EUR	1.46	2.23	(0.27)

The pro forma amounts were determined based on stock option grants during 2001, 2000 and 1999. The pro forma amounts for compensation costs may not be indicative of the effects on net income and income per share for future years.

Range of Exercise Prices (EUR)	Number Outstanding at Dec. 31, 2001	Weighted Average Remaining Life	Weighted Average Exercise Price (EUR)
0 - 49.99	17,333	2.15	14.79
50 - 99.99	17,000	3.13	67.50
100 - 149.99	64,250	4.21	132.53
150 - 199.99	—	—	—
200 - 249.99	3,000	3.68	202.00
0 - 249.99	101,583	3.66	103.64

The value of options granted in the year ended 31 December 2001 was estimated at the dates of grant using the Black-Scholes stock option pricing model. The following weighted average assumptions were used for 2001, 2000 and 1999 respectively:

	2001	2000	1999
Expected volatility	90%	80%	79.8%
Risk-free interest rates	4.50%	5.10%	3.53%
Expected lives at date of grant	3.5 years	4-5 years	4-5 years

Dividend yields were not a factor as the company has never issued cash dividends and has no plans to do so in the future.

All options granted in the year ended 31 December 2001 had an exercise price greater than the market price at grant date. The weighted average exercise price and fair value at grant date were estimated at EUR 130.00 and EUR 61.44 respectively. All options were exercisable as at 31 December 2001 and the weighted average remaining contractual life was 3.66 years.

17. Management remuneration

Information regarding remuneration of the board of managing directors, other members of the management team and supervisory directors in the year 2001 can be found in the next overview. All the amounts are in Euro thousand.

17. Management remuneration (Continued)

Board of managing directors

Position	Name	Salary	Bonus	Pension & social security contributions
President & CEO	D. Ellens	205	55	11
Sr. VP Finance	F. Ubags	161	76	6
Sr. VP Business Development	J. Thio	161	44	7
Total		527	175	24

Other members Management Team

Position	Name	Salary	Bonus	Pension & social security contributions
VP Legal Affairs	K. Moonen	67	8	5
VP Sales & Operations	C. Loucq	123	—	8
VP Research & Development	Z. Janowicz	97	14	12
Total		287	22	25

Supervisory Board

Position	Name	Renumeration	Of which paid in shares Rhein Biotech
Chairman	E. de la Houssaye	20	14
Member	C. Hollenberg	14	9
Member	J. Walter	14	9
Member	A. van Broekhoven	14	9
Member	E. Jo	14	9
Member (until May 29th, 2001)	M. Kleijwegt	6	4
Total		82	54

18. Acquisitions and disposals

In August 1999 Rhein Biotech N.V. obtained 51% of the shares of PC Gen S.A., through acquisition of 41% of the stock from existing shareholders and 10% through a capital increase. PC Gen S.A. is a biotech company incorporated in Argentina. The objects of PC Gen's business are to buy, produce, manufacture, sell, promote and distribute biological and biotechnical products and recombinant biopharmaceutical drugs and to acquire and develop improved technologies for the production of recombinant biopharmaceutical drugs.

In August 1999, Rhein Biotech GmbH increased its shareholding in Rhein Americana S.A. from 51% to 100%. Rhein Americana S.A. is a company incorporated in Argentina.

On March 9, 1999, Rhein Biotech N.V. obtained a 10% shareholding in Rhein Minapharm Company, a biotech company located in Egypt.

The above-mentioned 1999 acquisitions were accounted for using the purchase method of accounting. Goodwill with respect to the PC Gen acquisition amounted to TEUR 3,278.

Goodwill with respect to the Rhein Americana acquisition amounted to TEUR 909.

18. Acquisitions and disposals (Continued)

With respect to the Minapharm acquisition, no premium or discount was recorded, since the purchase price was equal to net asset value.

In April 2000 Rhein Biotech N.V. acquired 80% of the shares of GreenCross Vaccine Corporation. The remaining 20% of the shares of GreenCross Vaccine Corporation are held by Green Cross Corporation. In order to acquire these 80% of the shares Rhein Biotech N.V. paid $40 million in cash and issued 700,000 shares of Rhein Biotech N.V to Green Cross Corporation.

The above-mentioned 2000 acquisition is accounted for using the purchase method of accounting. Goodwill with respect to the GreenCross Vaccine Corporation acquisition amounted to TEUR 20,175.

In September 2000, Rhein Biotech GmbH sold its 100% participation in Rhein Americana S.A. to Instituto Merieux. The gain result from this sale (net of costs) is recorded under other income/expense and amounted to TEUR 5,500.

In May 2001 Rhein Biotech acquired an additional 27.9% of the shares of PC Gen, resulting in 79.73% of the total share capital, indirectly held via Rhein Immuno.

The remaining shares of PC Gen are held by private persons. In order to acquire these additional 27.9% of the shares, Rhein Biotech N.V. paid T$441 (TEUR 449) in cash and issued 32,195 shares of Rhein Biotech N.V and 3,792 shares of Rhein Immuno B.V. This resulted in a decrease of the ownership percentage of the company in Rhein Immuno B.V.

No gains or losses were recognized on the transfer of the Rhein Immuno shares.

The above mentioned 2001 acquisition is accounted for using the purchase method of accounting. Goodwill with respect to the PC Gen acquisition amounted to TEUR 3,195.

During the third quarter of 2001 management decided to divest its interest in Wockhardt Rhein Biopharm Limited. The investment is reflected in investments in affiliates. Management estimates that the sale price will approximate the amount reflected for the investment as of December 31, 2001. It is anticipated that the sale will occur in 2002.

From the third quarter onwards the 50% investment in Wockhardt Rhein Biopharm Limited is held for sale at its carrying value.

Management believes that the proceeds from the sale at least cover the carrying value. Current negotiations are ongoing to establish the sale.

19. Risk factors (UNAUDITED)

The company is subject to a number of risk factors and the success will amongst others depend on:

- The ability to have various products in the sales portfolio and not depend on a single product.
- The ability to establish and successfully manage collaborative relationships and to secure and effectively allocate resources to meet the needs of its expanded business.
- The ability and that of its collaborations to obtain patent protection for technologies and products and to maintain the confidentiality of its own and its collaborators' know how.
- The group maintains a product liability insurance in respect of a number of products. If any of the groups' products were to fail or produce side effects, substantial losses exceeding the insurance coverage, could result in material adverse effect on the group's business, financial conditions and prospects.

19. Risk factors (UNAUDITED) (Continued)

- The group operates in a field which is categorized by rapid technological change and innovation.
- The group's ability to recruit and retain skilled personnel to perform management, research and development, production and marketing functions will be critical to the success of the group

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Enclosure 4a

KPMG

Assurance

KPMG Fides Peat
Hofgut
CH-3073 Gümligen-Berne

P.O. Box
CH-3000 Berne 15

Telephone +41 31 384 76 00
Fax +41 31 384 76 47
www.kpmg.ch

Auditors' Statement

In our opinion, the consolidated balance sheets, consolidated profit and loss accounts and the consolidated statements of cash flows for the years ended December 31, 1999, 2000 and 2001, as well as the notes thereon for the year 2001 of Berna Biotech Ltd., as included in this Offer Document in enclosure 4, are consistent, in all material respects with the financial statements for those years from which they have been derived. We issued an unqualified auditors' report on the consolidated financial statements for the years ended December 31, 2001 and 2000, dated April 4, 2002 and April 4, 2001 respectively. The consolidated financial statements for the year ended December 31, 1999 have been audited by other auditors.

For a better understanding of the financial position and results of Berna Biotech Ltd. and the scope of our audit, the consolidated balance sheets, consolidated profit and loss accounts and consolidated statements of cash flows that have been included in enclosure 4 of this Offer Document should be read in conjunction with the consolidated financial statements from which they have been derived and the auditors' reports we issued thereon.

KPMG Fides Peat

Dieter Widmer | Martin Hirsiger

Gümligen-Berne, June 21, 2002

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Enclosure 4b

Deloitte & Touche

Auditors' report ex Dutch Civil Code, Book 2, Title 9 art. 395.2

The consolidated balance sheets of Rhein Biotech N.V. and subsidiaries as of December 31, 2001, 2000 and 1999, the consolidated income statements and the consolidated statements of cash flow for the fiscal years ended December 31, 2001, 2000 and 1999 and the notes to the consolidated financial statements, included in the Tender Offer Document, as set out on pages 39 to 61, are consistent, in all material respects with the financial statements of Rhein Biotech N.V. for the years 2001, 2000 and 1999 prepared in conformity with accounting principles generally accepted in the United States (the "US GAAP Consolidated Financial Statements 2001, 2000 and 1999) from which they have been derived.

In our auditors' reports dated February 26, 2002 and February 12, 2001 we expressed an unqualified opinion on the US GAAP Consolidated Financial Statements 2001, 2000 and 1999. The financial statements included in the Tender Offer Document, as set out on pages 39 to 61 are the responsibility of the company's management.

For a better understanding of the company's financial position and results and of the scope of our audit, the consolidated balance sheets of Rhein Biotech N.V. and subsidiaries as of December 31, 2001, 2000 and 1999, the consolidated income statements and the consolidated statements of cash flow for the fiscal years ended December 31, 2001, 2000 and 1999 and the notes to the consolidated financial statements, included in the Tender Offer Document, as set out on pages 39 to 61 should be read in conjunction with the US GAAP Consolidated Financial Statements 2001, 2000 and 1999 from which the financial statements have been derived and our auditors' reports issued thereon.

Deloitte & Touche Accountants

Eindhoven, The Netherlands

June 24, 2002

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Enclosure 5

HISTORICAL DEVELOPMENT OF THE SHARE PRICE OF RHEIN BIOTECH AND BERNA BIOTECH


Rhein Biotech
120
100
80
60
40
20
0
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
18/6/01
18/8/01
18/10/01
18/12/01
18/2/02
18/4/02
18/6/02
Volume
Price


Berna Biotech
40
35
30
25
20
15
10
5
0
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
27/6/01
27/8/01
27/10/01
27/12/01
27/2/02
27/4/02
Volume
Price

Source: Datastream

Part I.3. LETTER TO RHEIN BIOTECH SHAREHOLDERS

Letter to the Shareholders of Rhein Biotech N.V.

Rhein Biotech

B

DISCLAIMER

This letter to the shareholders contains forward-looking statements and future expectations. Certain of these forward looking statements and future expectations are based on management's current views and assumptions. The following factors, among others, could cause the actual results of the take over to differ materially from Rhein Biotech N.V.'s and Berna Biotech AG's expectations: The ability to timely and fully realise the expected extension of the business; cost savings and revenues; competition; changes in economic conditions, and changes in legislation or regulatory requirements. Rhein Biotech N.V. and Berna Biotech AG do not assume any duty to update forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such statements are based on information and assumptions available as of the date hereof, and are made only as of the date hereof. To the extent that such statements relate to the proposed transaction referred to in this letter, there is a risk, among others, that the take over might not be completed.

Further information regarding the offer of shares in the capital of Berna Biotech AG, offered as consideration pursuant to the public combined exchange and cash offer to purchase all of the common bearer shares in Rhein Biotech N.V., Maastricht, the Netherlands, may be found in the prospectus, dated 7 June 2002, which is available through Merrill Germany GmbH, 'Rhein Biotech Shareholder Line,' tel. 0180 5 112 001, e-mail: rhein.biotech@merrillcorp.com

This letter should not be viewed as an offer or an invitation to make an offer. For this purpose we kindly refer to the prospectus and the take over document and the stipulations made therein.

NOTICE TO US INVESTORS

The shares offered as consideration pursuant to the public combined exchange and cash offer to purchase all of the common bearer shares in Rhein Biotech N.V., have not been and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state of the United States. The shares are being offered in the United States in reliance on an exemption from the US Tender Offer Rules provided by Rule 14D-1C under the US Securities Exchange Act of 1934, as amended and pursuant to an exemption from the registration requirements of the securities act provided by Rule 802 thereunder.

The exchange offer, referred to in this shareholders' letter, is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the offering documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. Securities Laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market and privately negotiated purchases.

UBS AG, acting through its business group UBS Warburg AG, is acting as financial advisor to Berna Biotech AG in connection with the takeover offer. UBS Warburg AG and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Biotech N.V. Shares, for their own account or for customer accounts, during the pendency of the takeover offer. Such transactions may occur either on the Frankfurt Stock Exchange or otherwise.

Table of Contents

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Letter from Peter Giger, Chairman of the Berna Biotech AG Board of Directors, and Dr. Kuno Sommer, Chief Executive Officer of Berna Biotech AG

Bern, 25 June 2002

Dear Rhein Biotech Shareholders

On May 23, 2002, we announced the acquisition of Rhein Biotech N.V. by Berna Biotech AG through a public tender offer. This letter sets out the rationale for this proposed friendly acquisition, and aims to answer any questions you may have regarding the proposed transaction.

The integration of Rhein Biotech and Berna Biotech – combining a dynamic biotech firm on one side – Rhein Biotech – with Berna Biotech's established track record of experience in developing, producing and marketing vaccines on the other side – will create a unique powerhouse for innovation in vaccines. The combined company will have a significantly broadened and enhanced technology platform and product portfolio, a stronger market presence, and an enhanced production capacity, while research & development will receive strong new impetus – all to the benefit of both sets of shareholders, clients and employees.

With its long-standing history of experience of development of vaccines, its range of novel and proprietary technology platforms, and its broad portfolio of marketed and developmental vaccines, Berna Biotech is a profitable firm with a fast-growing business. A fully-integrated company, Berna Biotech has state-of-the-art R&D facilities, EMEA- and FDA-licensed production facilities, and a sales and marketing infrastructure in its core markets, Switzerland, Italy and Spain. The combination will broaden and complement the Rhein Biotech product range, reducing dependency on the hepatitis B vaccine, will provide access to European clinical and regulatory expertise and production facilities, accelerating introduction of Rhein Biotech products to the European markets and will provide direct access to selected European markets through Berna Biotech's sales and marketing infrastructure. The value of Rhein Biotech will thus be enhanced as a result of the greater combined future potential.

The management of both companies are firmly convinced that the combination of Rhein Biotech with Berna Biotech will ensure sustainable, future success of our companies. We hope the attached information will help you to make your decision, and we are confident that, after reviewing it, you will reach the same conclusions as we have.

We very much hope you will tender your shares to this offer, and we look forward to welcoming you as a shareholder of the new combined company.

Yours faithfully,

Peter Giger
Chairman of the Board of Directors
Berna Biotech AG

Dr. Kuno Sommer
Chief Executive Officer
Berna Biotech AG

The Future of the New Berna Biotech

The integration of Berna Biotech AG ("Berna Biotech") with Rhein Biotech N.V. ("Rhein Biotech") will be implemented through the acquisition of Rhein Biotech. To this end, a public takeover offer will be made to the shareholders of Rhein Biotech, starting June 25, 2002.

In the Board of Directors' view, the key strengths of the integrated company will be the following:

- The new company will play a key role in the upcoming consolidation of the vaccine industry.
- It will be able to leverage its complementary coverage of the global vaccine markets, utilising different regional focuses and combined strengths in businesses with private clients and governments as well as international organisations.
- Revenues will be enhanced thanks to an impressive joint portfolio of products in the revenue-driving areas of hepatitis, influenza and travel vaccines.
- Berna Biotech's extensive experience in the vaccines industry and its innovative product portfolio will be combined with the extremely efficient production technology of Rhein Biotech.
- The new company will boast an impressive vaccine pipeline with highly advanced products in clinical and pre-clinical phases.
- The move will allow patent-protected technology platforms that have already been integrated in several marketed products to be combined.
- A strong joint network of partners in R&D as well as in Sales & Marketing will be created.
- Two profitable, debt-free and cash-flow-generating companies will be merged to produce a growing business with sustainable profits.
- Visibility, profitability and growth opportunities will be enhanced by gaining critical mass, as will the company's appeal as a partner of choice for biotech and pharmaceuticals companies.

Brief Portraits of Both Companies (December 2001)

Rhein Biotech

- Fully-integrated, profitable biotech company with vaccines focus
- Turnover of EUR 82 million. Profit of EUR 7 million
- Debt-free, with cash position of EUR 24 million
- Presence in the Netherlands (HQ), Germany, Korea and Argentina
- 321 employees
- 3rd largest, most efficient hepatitis B vaccine manufacturer world-wide
- Two novel technology platforms, including one validated in own marketed products and through registration
- Eight vaccines in development, including two in phase III in 2002

Berna Biotech

- Fully-integrated, profitable biotech company with vaccines focus
- Turnover of EUR 202 million. Profit of EUR 28 million
- Debt-free, with cash position of EUR 175 million
- Presence in Switzerland (HQ), Spain and Italy
- 641 employees
- Most-advanced influenza and travel vaccine franchises world-wide
- Six proprietary technology platforms, including one validated in own marketed products and through registrations
- 15 vaccines in development, including four in phase III in 2002

Note: The assumed rounded exchange rate is CHF/EUR 1.5

Complementarity of Both Companies

Berna Biotech	Rhein Biotech
• Focus on European markets	• Focus on Asia / emerging markets
• Focus on private markets	• Focus on public markets
• Primary business in influenza and travel vaccines	• Primary business in hepatitis B vaccines
• Discovery technologies	• Process technologies

Strong management team and compatible corporate cultures

Rationale for the Combination

Participating and Driving Strong Growth in the Vaccine Market by . . .

The global vaccine market amounted to EUR 6 billion in 2001. Strong, double-digit growth is expected for the next years and market volume is expected to total in excess of EUR 10 billion in 2006. Four major pharmaceuticals groups account for 80% of the global market. The remaining 20% is divided up between small, specialised suppliers such as Berna Biotech and Rhein Biotech.

. . . Merging Two Complementary Entities . . .

Despite their different backgrounds, both companies are well positioned and have attractive prospects for the future. While Rhein Biotech was established in 1985 with the idea of exploiting commercially the findings of academic research in yeast protein expression, Berna Biotech was founded more than 100 years ago (formerly Schweiz. Serum- und Impfinstitut), and thus has a long-standing tradition in the area of vaccine development, production and marketing.

. . . Forming a Leading Company with Enhanced Growth Opportunities.

While a comparison of the two companies shows their focuses and strengths, it also highlights the requirements for future success in the high-growth vaccine market. The strong complementarity of the two companies underscores the growth potential of the new company and illustrates the sound business logic of this transaction. The combination will put Rhein Biotech in a stronger position to face future challenges in R&D, production and marketing, thus, facilitating higher growth rates faster.

Growth Acceleration through Complementarity

Berna Biotech	**Rhein Biotech**
+ Focus on innovation and high-price segment + Broad portfolio of products + Strong market focus on private clients + Strengths in GMP production and EMEA/FDA regulatory issues	+ Focus on cost-efficient mass production + Blockbuster potential for Hepavax-Gene® (hepatitis B) + Strong business with government and international organizations in emerging markets + Efficient production in Korea

The new **Berna Biotech:** Growth Acceleration through Complementarity

Berna Biotech	Rhein Biotech
- Production costs not optimized - Positioning in high-price segment could restrict growth potential - Little experience to date of business with government and non-profit organizations - Production exclusively in high-price countries	- Focus on hepatitis B - Pipeline must be strengthened by co-operations/licensing - Limited registration experience in Europe (EMEA) - Sales organization for private clients must be set up

Rationale for the Combination From the Rhein Biotech Shareholders' Perspective

In our opinion, the following factors support the combination with Berna Biotech from the viewpoint of Rhein Biotech shareholders:

Expansion of the Existing Product Portfolios

- Combining the product portfolios of both companies will allow the new company to offer a comprehensive range of vaccines focussed on the areas of hepatitis, travel and influenza.
- The combination with Berna Biotech will reduce dependency on the successful hepatitis B vaccine Hepavax-Gene®.

Access to Expertise and Facilities in Conformity with the EMEA and FDA Quality Standard

- Berna Biotech has long-standing experience in dealing with organising, training for and certifying facilities and processes in conformity with EMEA and FDA quality standards.
- The combination will allow production facilities in Korea to be brought faster in line with these quality standards, which are a pre-requisite for licensing Rhein Biotech products in the EU countries and in the US.

More Rapid Access to Certain European markets

- With Berna Biotech's help, Rhein Biotech will be able to achieve its strategic goal of accessing European markets faster, in particular for its hepatitis B products.
- Berna Biotech's distribution channels will greatly facilitate Rhein Biotech's geographic expansion into certain European markets.
- Access to Berna Biotech's European clinical and regulatory expertise.

Improvements in R&D

- The combination will produce a balanced portfolio of projects in clinical and preclinical phases.
- Both companies will benefit from the increased efficiency based on Berna Biotech's cooperation with specialist Hesperion AG. When organising clinical studies, this will lead to accelerated product launches.

Rationale for the Combination From the Berna Biotech Shareholders' Perspective

In our opinion, the following factors support the acquisition of Rhein Biotech from the viewpoint of Berna Biotech shareholders:

Incorporation of Hepatitis B Line into the Existing Product Portfolio

- Rhein Biotech's hepatitis B business line, with its main product Hepavax-Gene®, has a strong market position worldwide and supplements existing hepatitis products (such as the hepatitis A vaccine, Epaxal®), as well as products in development (such as Bio-Hep-B™), from Berna Biotech.
- Subsequent to the expiry in 2002 of the patent for hepatitis B vaccines in many European markets, Rhein Biotech's hepatitis B portfolio products could potentially be sold through Berna Biotech's direct distribution channels to private clients in most European markets, following registration.
- Such a reinforced product portfolio will give Berna Biotech the opportunity to become a leader in worldwide traditional hepatitis B vaccines and their combinations as well as next-generation products.

Market expansion via strong emerging/ public market network and expertise

- Berna Biotech products, in particular selected travel vaccines, can be more rapidly positioned in markets with governmental and international organisations (public markets) by leveraging Rhein Biotech's expertise and existing contacts.
- Selected products can also be marketed to private clients in emerging markets through Rhein's established marketing infrastructure.
- The increase in revenues of tried-and-tested products would represent a key second pillar for Berna Biotech, alongside its traditional business with private clients, and enhance visibility and improve market positioning.

Access to most efficient recombinant vaccine manufacturing experience and facilities world-wide

- In Korea, Berna Biotech will be able to produce new products in high quantity.
- The resulting economies of scale will allow the company to substantially reduce production costs and improve margins.
- As a result, Berna Biotech can reinforce its position in the emerging markets as a competitive vaccines producer and thus boost its revenues.

The New Berna Biotech (post-merger)

The Vision

By 2005, the new Berna Biotech, as an independent globally active group, aims to be the No. 1 pure-play vaccine company. This means that Berna Biotech intends to be in a leading position globally compared to its direct competitors in terms of both sales and innovation in the prophylactic and therapeutic vaccines sector.

Market Situation and Positioning

The vaccines market is fast-growing. In 2001, the worldwide vaccines market is estimated to have amounted to EUR 6 billion, while forecasts for 2006 estimate the size at over EUR 10 billion. The majority of this growth is expected to originate from technological innovations in the prophylactic and therapeutic sectors.

The global market is currently dominated by four providers (all of them parts of large pharmaceutical companies), which share 80% of the total revenues. The remaining market share belongs to smaller, specialised providers, like Berna Biotech and Rhein Biotech.

The competitive advantages of the new Berna Biotech are:

- long-standing experience in vaccines uniquely combined with know-how in state-of-the-art biotechnology,
- a sustained focus on prophylactic and therapeutic vaccines,
- an advanced portfolio of influenza, hepatitis and travel vaccines,
- a broad-based research pipeline supported by proven technology platforms and managed by a global project organisation,
- a broad network of alliances with leading biotechnology and pharmaceutical companies, which makes Berna Biotech an even more attractive partner.

Products

The combination will assist the new Berna Biotech to position itself strongly in the hepatitis, influenza and travel vaccine sectors. By diversifying its products, the new company's client base will be broadened and its product dependency reduced.

Overview of the Combined Product Portfolio

The new Berna Biotech's product portfolio		
Hepatitis vaccines	Influenza vaccines	Travel vaccines
• Hepatitis B • **Hepatitis A**	• **Influenza vaccines**	• **Typhoid (oral)** • Typhoid (injection) • **Hepatitis A** • Japanese encephalitis • **Cholera** • Hantavirus

Note:

– **Berna Biotech products**

– Rhein Biotech products

The joint product portfolio includes five proprietary core products in the hepatitis, influenza and travel vaccine sectors:

- The hepatitis B vaccine Hepavax-Gene®, which is developed and produced using the proprietary *Hansenula polymorpha* expression system, is characterised by excellent efficacy and tolerability, but also by low production costs, making it particularly attractive for the mass market.
- Recently licensed in the EU, Inflexal V® influenza vaccine is uniquely positioned to offer excellent tolerability and immunogenicity in all age-groups, thanks to its patented virosome technology.
- Free of aluminium and thiomersal, Epaxal® hepatitis A vaccine utilises the virosomal technology to ensure excellent tolerability with no negative impact on immunogenicity. It is particularly suitable for travellers thanks to the rapid protection it provides.
- The world's only live oral vaccine against cholera, Orochol®'s unique method of administration provides an extra level of protection at the point of infection.
- Vivotif®, the only live oral typhoid vaccine, is characterised by excellent tolerability and efficacy.

Berna Biotech launched Nasalflu®, the world's first nasally-administered influenza vaccine, in Switzerland in October 2000. In October 2001, Berna Biotech decided not to market the vaccine further in Switzerland until more data on the potential association between vaccine administration and Bell's palsy (temporary facial paralysis) became available.

A large, prospective, randomised, controlled clinical study was commissioned by the company, with the agreement of the Swiss and German licensing authorities, to confirm the safety profile seen in clinical development prior to market launch. On June 5, an independent Data and Safety Monitoring Board overseeing the conduct of the study provided a recommendation to discontinue the study following review of preliminary data from the study with nearly 11,000 people enrolled to date, and around 4,000 subjects with completed follow-up. Cases of Bell's palsy were reported in the group vaccinated with Nasalflu® as well as the group receiving marketed injectable influenza vaccine. As a possible association with Nasalflu® under certain conditions could not be excluded, the management of Berna Biotech decided to discontinue the study, not to re-launch the vaccine on the Swiss market, and not to register the product elsewhere.

Instead, the company will accelerate the development of a 2nd generation nasal flu vaccine with its partner Aventis Pasteur. This vaccine will be formulated based on Berna Biotech's virosome platform, used in the successful and currently marketed parenteral flu vaccine Inflexal V. Inflexal V has an excellent safety, tolerability and efficacy profile. It is anticipated that this 2nd generation nasal flu vaccine will enter phase I/II clinical development this year.

Research and Development

- Together, the two companies have a broad and balanced pipeline of 23 products, six of which are either in Phase III or due to enter this stage in 2002. Thanks to the complementary validated technology platform and expertise, these products have an excellent chance of success. They will augment the existing range of products and create new areas of business in the medium term.

Key products at the most advanced stage of development are:

- A yellow fever vaccine with an established safety and efficacy record, to help to alleviate the world-wide supply shortage of vaccine.
- Aerugen®, a vaccine to prevent life-threatening, but currently neither preventable nor well-treatable *Pseudomonas aeruginosa* infection in cystic fibrosis patients. In February

2002, it became the first vaccine in Europe to receive the "Orphan Drug" designation; it was accorded the same status in the US in May.

- *A two-dose hepatitis B vaccine containing second-generation yeast-based antigens* delivered with a new type of adjuvant. Private clients are the target group for this vaccine.
- A third generation hepatitis B vaccine containing three antigens produced in mammalian cells, inducing rapid and enhanced protection.
- A second-generation MMR vaccine entirely produced on human diploid cells, and free of egg allergens, antibiotics and avian retrovirus reverse transcriptase.

The New Company's Product Pipeline


PRECLINICAL
PHASE I
PHASE II
PHASE III
LAUNCH DATE
MARKET EURm
Yellow fever
2003/4
50
2-dose HBV
2002 - International
Third generation HBV (Hepatitis B)
2004/5 - Europe
1000
New typhoid fever
2003 - International
220
Second generation MMR
2004/5
600
Aerugen®
2004/5
60
New typhoid fever
2007/8 - Europe
220
DTPw-HBV-Hib
2005 - International
1000
DTPw-HBV
Nasal flu
Travelers Diarrhea
Therapeutic HBV (x2)
Prophylactic HPV (Human papillomavirus)
RSV (Respiratory syncytial virus)
PIV (Parainfluenza virus)
New JE
Rotavirus
Malaria*
HCV (Hepatitis C; x2*)
Melanoma*
Alzheimer's disease*

*Pevion Biotech AG

Technology Platforms

In addition to its many years of experience in the bacteriology, virology and immunology sectors, Berna Biotech has a series of proprietary technology platforms that can be used for a wide range of applications, one of which has already been validated through registration and use in marketed products. Rhein Biotech offers complementary expertise and innovative technology platforms for process development (one of which has already been validated through registration and use in marketed products). Working together, the two companies have the opportunity to use these innovative approaches to meet yet unsatisfied needs and to develop innovative vaccines. A joint approach will also allow these vaccines to be efficiently produced and successfully marketed.

Production

Thanks to Rhein Biotech's Korean production plants and Berna Biotech's expertise in EMEA / FDA requirements, the combined company will be able to achieve optimum production efficiency and production quality. The two companies' experiences and skills in producing a wide range of vaccines complement each other well: Rhein Biotech offers innovative expression technologies while Berna Biotech specialises in the production of vaccines based on live bacteria and viruses.

Optimum product efficiency and quality is guaranteed by an excellent infrastructure:

- access to EMEA/FDA-certified production expertise in Switzerland
- high-quality production facilities in Korea
- production locations can be chosen based on criteria that focus mainly on the target markets and the desired production volumes
- complementary production capabilities using live bacteria and viral vaccines, as well as mammalian and yeast-derived expression systems for recombinant vaccines

Sales and Marketing

The combined company can achieve complementary coverage of global vaccine markets through appropriate regional emphasis and through combined strengths in doing business in private markets and with government and international organisations (public markets).

Berna Biotech already has a direct market presence in Switzerland, Italy and Spain: 89% of its revenues are generated in the European market. Rhein Biotech is the world's largest producer of hepatitis B vaccines for high volume business with government organisations, and the number one in the Korean market—the second largest market in the Asian economic region. In 2001, already 10% of its overall revenue originated from Europe. One of Berna Biotech's strengths is its experience with clinical studies and with regulatory procedures; this experience will help with the introduction of the hepatitis B products into the European market.

The synergy potential apparent in the two companies' complementary marketing infrastructures and experience will increase the market share of several products in the combined portfolio, thus accelerating the organic growth of the business as a whole.

Strategic Alliances
In combination, the two companies will have a strong network of partners in both Research & Development and in sales and marketing:

- Acambis
- Aventis Pasteur
- BioFarma
- Bio-Technology General
- Chiron
- Corixa
- Crucell
- Diethelm Keller Pharma Asia
- EpImmune
- Hesperion
- Innogenetics
- Iomai
- Orphan Europe
- Pevion Biotech
- RIVM
- Rösch

The critical mass achieved as a result of the combination will significantly increase the future presence of the combined company and thus improve its appeal and negotiating position with regard to additional alliances with biotech and pharmaceutical companies.

Financial Aspects and Outlook
The combined company's financial situation will continue to be characterised by sustainable profitability and a cash flow that ensures further development of the broad combined research pipeline.

The full integration of the two companies should be completed in the fourth quarter of 2002. Joint vaccine sales are projected at EUR 140 million for 2002 and should rise to EUR 300 million in 2005. With an acceleration in organic growth and the planned registration of up to seven new vaccines within the next three years, management expects an EBITDA margin of 20-25% in 2005.

Board of Directors and Management
The acquisition of Rhein Biotech by Berna Biotech is undertaken on friendly terms and in a co-operative spirit and it is fully supported by the management teams of both companies. Dr. Daan Ellens, Rhein Biotech's CEO, will become deputy CEO in the combined company and will be primarily responsible as COO for the integration of both companies. Additionally, certain members of the management from Rhein Biotech have signed agreements under which they will move to Berne to assume management roles in the combined company. The members of management of GCVC, Rhein Biotech's Korean subsidiary, have also agreed to retain their current management roles following the combination.

If the tender offer is successful two representatives of Rhein Biotech will join the company's Board of Directors, namely:

- Ernest de la Houssaye (60), currently Chairman of Rhein Biotech's Supervisory Board, of which he has been a member since 1998, and which he has been heading since August, 2000.
- Dr. Eungjoon Jo (47), currently a member of Rhein Biotech's Supervisory Board, which he joined on the takeover of the Korean company Green Cross Vaccine Corporation in April, 2000.

New Structure for the Company
The new Berna Biotech's head office will remain in Switzerland. The new company will employ over 900 people and has localities in a number of countries. In particular, it will have modern Research and Development facilities in Switzerland, Germany, Italy and Korea, as well as a Sales and Marketing infrastructure in Switzerland, Italy, Spain and Korea.

Transaction Structure

The combination of Berna Biotech with Rhein Biotech will be effected by way of a takeover of Rhein Biotech. Berna Biotech offers 1.42 Berna Biotech shares plus EUR 33.75 in cash per Rhein Biotech share. This offer is based on a fundamentals-based valuation of Rhein Biotech, and represents a significant premium over the Rhein Biotech share price at and before the announcement of the offer intention by Berna Biotech on 23 May 2002. In addition to permitting you as a shareholder to realise the premium offered in cash, this offer also permits you to continue to share in the future success and strong growth perspective of the combined company. Assuming a full take-up of the tender offer, you, the Rhein Biotech shareholders will own c. 19% of the combined entity and will, therefore, have a significant say in major decisions regarding the combined entity.

As mentioned above, the acquisition of Rhein Biotech by Berna Biotech is undertaken on friendly terms and in a co-operative spirit and it is fully supported by the management teams of both companies. Members of the Rhein management have thus committed to tender their shares (c. 4% of Rhein Biotech). In addition to the management, Green Cross Corporation, Rhein Biotech's largest single shareholder, has already entered into an agreement with Berna Biotech and has committed to tender its c. 17% shareholding to Berna Biotech at the beginning of the Offer Period, bringing the total number of shares committed to 21%, of the 75% necessary for completion of the transaction.

On May 28, 2002, Berna Biotech held a shareholders' meeting during which the full rationale for the combination and the new concept of the combined business activities was presented. In relation hereto, the Berna Biotech general meeting approved the creation of authorised capital which will allow Berna Biotech to issue the new shares in connection with the Offer and in order to raise fresh capital for the combined company at a later stage.

Thus, the proposed combination by acquisition has already received the backing of many of the key parties involved. We hope you will share their vision of the future of Rhein Biotech, and will tender your shares in support of this.

Attachment 1: Glossary

Adjuvant	Auxiliary substance that strengthens the immune response of vaccines.
Antigen	Any substance that the immune system recognises as a foreign substance after the body has been attacked.
Antibodies	Are created after the organism has come into contact with antigens as the immune system's possible response.
Diploid cells	Cells that have a double chromosome rate in the nucleus.
EMEA	EU admissions board for drugs and vaccines.
FDA	US admissions board for drugs and vaccines.
GMP	Good Manufacturing Practice (quality standard).
HBV	Hepatitis B virus.
Immunity	An organism's lack of reaction to an infection, i.e. ability to resist the antigen.
Immunogenicity	Ability of an antigen (such as vaccine) to stimulate an immune response.
Combination vaccine	Vaccine combining several antigens to protect against several diseases at once.
Cystic fibrosis	Inherited metabolic disorder that can lead to severe respiratory complications.
Papillomavirus	Wart virus that causes benign and malignant tumours of the skin and mucous membrane (cancer of the womb)
Pseudomonas aeruginosa	Bacterium that causes acute pneumonia in cystic fibrosis sufferers for example and is often resistant to antibiotics.
Recombinant	Produced by genetic engineering.
Therapeutic vaccines	Vaccines that induce an immune response from sick patients and heal the infection or pathology.
Virosome	Small spherical vehicle similar to a virus on the base of liposomes filled with relevant vaccine antigens.

Part II.1. ARTICLE 9(p) DECLARATION UNDER DUTCH LAW

K&P
KELLERHALS & PARTNER
ADVOKATUR

Prof. Dr. Franz Kellerhals
Dr. Claude Thomann, LL.M.
Ernst Hauser, LL.M.
Dr. Nicolas v. Werdt, LL.M.
Dr. Thomas Eichenberger
Pierre-Alain Rom, dipl. Steuerexperte*
Dr. Annette Spycher
Dr. Beat Brechbühl, LL.M.
Dr. Andreas Güngerich
Mario Marti
Dr. Christian Witschi, dipl. Steuerexperte
Philipp Straub
Dr. Bernhard Berger, LL.M.
Dr. Thomas Bähler, LL.M.

TELEFAX

Geht an: **A:**	Morgan Lewis & Bockius
z. Hd. von: **A l'att. de:**	Herrn Rechtsanwalt Konrad Braunöhler
Telefax Nr.:	0049 69 714007 69
Absender: **Expéditeur:**	Dr. Beat Brechbühl, Fürsprecher
Betrifft: **Concerne:**	Berna Biotech AG
Anzahl Seiten: **Nombre de pages:**	9 **(inkl. Deckblatt)** **(celle-ci inclue)**
Datum: **Date:**	21. Juni 2002

In der Beilage erhalten Sie:
Nous vous remettons ci-joint: Die 8 Schreiben der Authority FM Amsterdam

X **Zur Orientierung**
A titre d'information

X **Für Ihre Akten**
Pour vos dossiers

☐ Gemäss unserer tel. Unterredung vom
Selon notre entretien téléphonique du

☐ Mit der Bitte um Unterzeichnung und Rücksendung
Prière de signer et de nous renvoyer

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Prière de nous téléphoner

☐ Dringend
Urgent

Mit freundlichen Grüssen
i.A. von Dr. Beat Brechbühl,
Fürsprecher

A. Stooss

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995, as amended, we hereby declare on behalf of Berna that neither Berna nor any legal entity controlled by Berna has entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore, we declare that neither Berna nor any legal entity controlled by Berna holds any shares in Rhein.

Yours sincerely,
Berna Biotech AG

Dr. Kuno Sommer, CEO

Patrik Richard, General Counsel

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

Peter Giger
Chairmanof the Board

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

Ueli Winzenried
Member of the Board

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

Dr. Peter Grogg
Member of the Board

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

U. Ammann

Ulrich A. Ammann
Member of the Board

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

Prof. Dr. Urs Schaad
Member of the Board

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

Jürg Legler
Member of the Board

Authority FM
Department Public Offers
PO Box 11723
1001 GS Amsterdam
The Netherlands

June 25, 2002

Ladies and Gentlemen:

Re: Public offer by Berna Biotech AG ("Berna") for all ordinary shares in Rhein Biotech N.V. ("Rhein")

In accordance with the provisions of Article 9p of the Decree on the Supervision of Securities Trade 1995 I hereby declare, in my capacity as a member of the Board of Berna, that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, have not entered into any transactions in respect of any shares of Rhein in the six months preceding 23 May 2002.

Furthermore I declare that I, my spouse, my minor children or any legal entity controlled by me or the aforementioned persons, do not hold any shares in Rhein.

Yours sincerely,

Dr. Claude Thomann
Member of the Board

Part II.2. PRESS RELEASES

Berne, June 25, 2002

Press Release
Berna Biotech: Swiss Exchange: BBIN
Rhein Biotech: Neuer Markt: RBO (919 544)

Berna Biotech launches Tender Offer for Shares of Rhein Biotech

Berna Biotech Ltd (Swiss Exchange: BBIN) today launched its previously announced tender offer for the acquisition of all outstanding shares of Rhein Biotech, under which Rhein Biotech shareholders will receive 1.42 Berna Biotech shares plus EUR 33.75 in cash per Rhein Biotech share. The tender offer is scheduled to expire at 12:00 CEST on July 15.

Rhein Biotech's largest shareholder, the Green Cross Corporation (holding c. 17% of shares) and the members of the Rhein Biotech management (holding c. 4% of Rhein Biotech shares) have committed to tender their shares into the offer.

Rhein Biotech shareholders should receive a copy of the offer document through their depositary banks. In addition, the offering prospectus regarding the new Berna Biotech shares to be issued in connection with the offer may be obtained at UBS Warburg Ltd. and Lombard Odier & Cie. or can be ordered by calling the "Rhein Biotech Shareholder Line" at +49 (0) 180 511 20 01 in Germany. Both documents are also available on the internet (see company websites www.bernabiotech.com and www.rheinbiotech.com).

The integrated company, operating under the name of Berna Biotech, and headquartered in Berne, Switzerland, will have 965 employees. It will have R&D facilities in Switzerland, Italy, Germany and Korea; manufacturing facilities in Switzerland, Korea and Argentina; and a sales and marketing infrastructure in Switzerland, Italy, Spain and Korea.

The management of Rhein Biotech is fully committed to joining Berna Biotech under the leader-ship of Kuno Sommer as CEO. The board of Berna Biotech (Chairman: Peter Giger) will be en-hanced by Ernest de la Houssaye and Dr. Eungjoon Jo of Rhein Biotech. Daan Ellens, CEO of Rhein Biotech, will act as deputy CEO, taking the COO function during the integration phase. Integration of the companies is currently anticipated to be completed by the end of 2002 or soon therafter.

Offering Documents
A copy of the offer document and the offering prospectus regarding the new Berna Biotech shares can be obtained through the Rhein Biotech Shareholder Line" at +49 (0) 180 511 20 01 in Germany or at:

UBS Warburg Ltd Europastrasse 1 8152 Opfikon Switzerland	UBS Warburg AG Stephanstrasse 14-16 60313 Frankfurt am Main Germany	Lombard Odier & Cie Sihlstrasse 20 8021 Zurich Switzerland	Lombard Odier Vermögensbetreuung GmbH Goethestr. 27 60313 Frankfurt am Main Germany

Berna Biotech Ltd (Swiss Exchange: BBIN) develops, produces and markets vaccines and immu-notherapeutics. Headquartered in Berne (Switzerland), with affiliates in Switzerland, Spain and Italy, Berna Biotech's range of novel and validated proprietary technology platforms supports a broad product portfolio. The fully integrated company markets four core vaccines, and has more than 15 products in development, including four products in or entering phase III clinical develop-ment in 2002. Development is supported through alliances with academic and commercial part-ners. In 2001 Berna Biotech, with 641 employees, generated sales of over CHF 300 million (includ-ing extraordinary sales of smallpox vaccines) and a profit of CHF 40 million. www.bernabiotech.com

For further information

Press contact
Patrik Richard, General Secretary
Tel: +41 31 980 64 91
Fax: +41 31 980 62 29

Investor Relations
Anya Ramalho, Head of Business Development & Investor relations
Tel: +41 31 980 6410
Fax: +41 31 980 6229

THIS PRESS RELEASE DOES NOT CONTAIN AN OFFER OF SHARES AND DOES NOT IMPLY A PUBLIC OFFER OF SECURITIES. THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WHETHER EXPRESSLY OR IMPLICITLY. THE FORWARD LOOKING STATEMENTS ARE BASED ON THE CURRENT VIEWS AND ASSUMP-TIONS OF THE MANAGEMENT OF BERNA BIOTECH AND RHEIN BIOTECH. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE TRANSACTION TO DIFFER MATERIALLY FROM BERNA BIOTECH'S AND RHEIN BIOTECH'S EXPECTATIONS: THE ABILITY TO TIMELY AND FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; COMPETITION; CHANGES IN ECONOMIC CONDITIONS, AND

CHANGES IN LEGISLATION OR REGULATORY REQUIREMENTS. BERNA BIOTECH AND RHEIN BIOTECH DO NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF. TO THE EXTENT THAT SUCH STATEMENTS RE-LATE TO THE PROPOSED TRANSACTION REFERRED TO IN THIS PRESS RELEASE, THERE IS A RISK, AMONG OTHERS, THAT THE TRANSACTION MIGHT NOT BE COMPLETED.

NOTICE TO US INVESTORS:
The Shares offered hereby have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state of the United States. The Shares are being offered in the United States in reliance on an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the offering documents, if any, have been prepared in accordance with foreign accounting stan-dards that may not be comparable to the financial statements of US companies It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market and privately negotiated purchases. UBS AG, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Takeover Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, pur-chase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Takeover Offer. Such transactions may occur either on the Frankfurt Stock Exchange or otherwise.

Berna >B-

Press Release

Berna Biotech: Swiss Exchange: BBIN

Berne, Switzerland; June 25, 2002

Berna Biotech Launches Tender Offer for Shares of Rhein Biotech

Berna Biotech Ltd (Swiss Exchange: BBIN) today launched its previously-announced tender offer for the acquisition of all outstanding shares of Rhein Biotech, under which Rhein Biotech shareholders will receive 1.42 Berna Biotech shares plus EUR 33.75 in cash per Rhein Biotech share. The tender offer is scheduled to expire at 12:00 CEST on July 15.

Rhein Biotech's largest shareholder, the Green Cross Corporation (holding c. 17% of shares) and the members of the Rhein Biotech management (holding c. 4% of Rhein Biotech shares) have committed to tender their shares into the offer.

Rhein Biotech shareholders should receive a copy of the offer document through their depositary banks. In addition, the offering prospectus regarding the new Berna Biotech shares to be issued in connection with the offer may be obtained at UBS Warburg Ltd. and Lombard Odier & Cie. or can be ordered by calling the "Rhein Biotech Shareholder Line" at +49 (0) 180 511 20 01 in Germany. Both documents are also available on the internet (see company websites www.bernabiotech.com and www.rheinbiotech.com).

The **integrated company**, operating under the name of Berna Biotech, and headquartered in Berne, Switzerland, will have 965 employees. It will have R&D facilities in Switzerland, Italy, Germany and Korea; manufacturing facilities in Switzerland, Korea and Argentina; and a sales and marketing infrastructure in Switzerland, Italy, Spain and Korea.

The **management** of Rhein Biotech is fully committed to joining Berna Biotech under the leadership of Kuno Sommer as CEO. The board of Berna Biotech (Chairman: Peter Giger) will be enhanced by Ernest de la Houssaye and Dr. Eungjoon Jo of Rhein Biotech. Daan Ellens, CEO of Rhein Biotech, will act as deputy CEO, taking the COO function during the integration phase. Integration of the companies is currently anticipated to be completed by the end of 2002 or soon therafter.

Offering Documents

A copy of the offer document and the offering prospectus regarding the new Berna Biotech shares can be obtained through the Rhein Biotech Shareholder Line" at +49 (0) 180 511 20 01 in Germany or at:

UBS Warburg Ltd Europastrasse 1 8152 Opfikon Switzerland	UBS Warburg AG Stephanstrasse 14-16 60313 Frankfurt am Main Germany	Lombard Odier & Cie Sihlstrasse 20 8021 Zurich Switzerland	Lombard Odier Vermögensbetreuung GmbH Goethestr. 27 60313 Frankfurt am Main Germany

Berna >B-

Berna Biotech Ltd (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics. Headquartered in Berne (Switzerland), with affiliates in Switzerland, Spain and Italy, Berna Biotech's range of novel and validated proprietary technology platforms supports a broad product portfolio. The fully integrated company markets four core vaccines, and has more than 15 products in development, including four products in or entering phase III clinical development in 2002. Development is supported through alliances with academic and commercial partners. In 2001 Berna Biotech, with 641 employees, generated sales of over CHF 300 million (including extraordinary sales of smallpox vaccines) and a profit of CHF 40 million.
www.bernabiotech.com

For further information

Media
Patrik Richard
Corporate Secretary
Tel: +41 31 980 6491
Fax: +41 31 980 6229
e-mail: patrik.richard@bernabiotech.com

Investor Relations
Anya Ramalho
Head of Business Development & Investor relations
Tel: +41 31 980 6410
Fax: +41 31 980 6229
e-mail: anya.ramalho@bernabiotech.com

NOTICE TO US INVESTORS:
The Shares offered hereby have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state of the United States. The Shares are being offered in the United States in reliance on an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.
This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the offering documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies
It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market and privately negotiated purchases. UBS AG, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Takeover Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Takeover Offer. Such transactions may occur either on the Frankfurt Stock Exchange or otherwise.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer Document (as defined below) and any amendments and supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securties, blue sky or other laws of such jurisdiction.

Berna

Notice of Offer
by

Berna Biotech AG

to all shareholders
of

Rhein Biotech N.V.

to acquire all of their outstanding common bearer shares for

1.42 new Shares of Berna Biotech AG plus € 33.75 in cash per each share of Rhein Biotech N.V.

Berna Biotech AG, Rehhagstrasse 79, CH-3018 Berne, Switzerland, ("Berna Biotech") herewith announces that it has commenced a public takeover offer ("Offer") to the shareholders of Rhein Biotech N.V., Gaetano Marinolaan 95, 6229 GS Maastricht, The Netherlands ("Rhein Biotech"), for the acquisition of their common bearer shares in Rhein Biotech with a nominal value of € 0.48 per share and carrying full dividend rights as of January 1, 2002 ("Rhein Shares"). Berna Biotech offers a mixed consideration per Rhein Share, consisting of 1.42 new common registered shares in Berna Biotech with a nominal value of CHF 0.40 per share and carrying full dividend rights as of January 1, 2002 ("Berna Shares"), and a cash payment in the amount of € 33.75. The Offer is subject to the condition precedent of the acquisition of 75% of the outstanding Rhein Shares by Berna Biotech during the acceptance period.

Shareholders of Rhein Biotech are advised to review the offer document ("Offer Document") thoroughly and completely and to seek independent advice where appropriate to reach a balanced judgment in respect of the Offer itself and the contents of the Offer Document.

The Offer Document has been published on the Internet under *http://www.b-r-merger.com* and is made available free of charge at

UBS Warburg LLC
299 Park Avenue
New York, NY 10171
Phone: (212) 821 4666

acting as information agent for the Offer.

THE OFFER WILL EXPIRE ON JULY 15, 2002, AT 12:00 NOON CENTRAL EUROPEAN SUMMER TIME (6:00 A.M. NEW YORK CITY TIME)

The Berna Biotech Shares are currently admitted at the SWX Swiss Exchange and traded at the SWX Local Caps trading segment. Berna Biotech Shares to be newly issued issued pursuant to the Offer are expected to be admitted to the SWX Swiss Exchange and start trading as of the relevant settlement dates.

Moreover, Berna Biotech intends to apply for admission and trading of the Berna Biotech Shares on the main board of the SWX Swiss Exchange as soon as practicable after completion of the Offer.

The Offer is regulated by Dutch takeover law. The Offer Document has been submitted for review to the Dutch Authority for Financial Markets on June 21, 2002. Although the German Securities Acquisition and Takeover Act ("German Takeover Act") does not apply to the Offer, Berna Biotech will voluntarily follow in addition to the mandatory rules of Dutch takeover law the provisions of the German takeover law as if they did apply to the Offer to the extent legally permissible and practicable. Neither Rhein Biotech shareholders nor any third party shall derive any rights from Berna Biotech's voluntary compliance with the German Takeover Act.

The terms and conditions of the Offer, the acceptance of the Offer by the Rhein Biotech shareholders and the handling of the Offer by UBS Warburg AG, Frankfurt am Main, Germany, or the depository banks are subject to the laws of the Federal Republic of Germany. The place of performance for the fulfillment of the exchange and purchase agreements to be concluded under the Offer as well as for the transfer of the tendered Rhein Shares shall be Frankfurt am Main, Germany.

This announcement, the distribution of the Offer Document in the United States of America as well as the acceptance of the tendered Rhein Biotech Shares from Rhein Biotech Shareholders residing in the United States of America are effected in accordance with certain exemptions from the United States securities laws, in particular Rule 802 under the Securities Act of 1933 and Rule 14d-1(c) under the Securities Exchange Act of 1934.

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Berna Biotech may purchase securities otherwise than under the Offer, such as in open market and privately negotiated purchases.

UBS AG, Frankfurt am Main, Germany, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Offer. Such transaction may occur either on the Frankfurt Stock Exchange or otherwise.

Part II.3. OTHER INFORMATION POSTED ON MERGER WEBSITE (www.b-r-merger.com)

Berna www.bernabiotech.com Rhein Biotech www.rheinbiotech.com

Information on the merger

DISCLAIMER

This is a merger website. Due to variations in various jurisdictions may we kindly ask you to read the disclaimer before entering the site.

GENERAL

1. The distribution of the Prospectus and the Offer Document contained in this web page in certain jurisdictions may be restricted by law. This web page and the documents contained herein may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this Prospectus or the Offer Document may come should inform themselves about and observe such restrictions.

2. This web page or the Prospectus or the Offer Document provided herewith includes forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "plan," "assume," "may," "will," "could" and similar expressions. These forward-looking statements are based on Berna Biotech AG's ("Berna Biotech") or Rhein Biotech N.V.'s ("Rhein Biotech") current expectations and projections about future events and are subject to risks, uncertainties and assumptions about the Berna Biotech, Rhein Biotech and the combined company and their respective business, including, among other things:

- those discussed under "Risk factors" in the Prospectus;
- actions by national or supranational regulatory bodies, including the EMEA or the FDA, including revocation of regulatory approval to manufacture or market products;
- the risk of breach of regulatory requirements or the discovery of a problem with the manufacturing, safety or efficacy of a product;
- adverse changes in the patent and/or trademark protections;
- the ability to implement and finance their respective capital expenditure programme;
- the ability to enhance operational performance and profitability and reduce costs;
- the ability to expand in current and new markets;
- the reliance on particular countries and/or markets;
- the anticipated future sales revenues, earnings or profits;
- the reliance on partnerships with agents, distributors, licensees, and other parties;
- the ability to find and retain qualified staff;
- the risk of changes in operating costs;
- market trends and volumes of demand for various types of vaccines in the future;
- market prices for Berna Biotech's and/or Rhein Biotech's products or such of the combined company;
- the risk of increased competition, including the risk that competitors will develop superior technologies rendering Berna Biotech's and/or Rhein Biotech products or

such of the combined company obsolete;
- unanticipated developments with respect to product liability claims or other litigation matters; and
- changes in tax regimes.

These risks, uncertainties and assumptions may cause the actual results, performance or achievements of Berna Biotech, Rhein Biotech or those of the combined company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Moreover, potential investors should not interpret statements regarding past trends or activities as representations that these trends and activities will continue in the future.

3. Neither Berna Biotech nor Rhein Biotech nor the combined company undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4. This Prospectus and the Offer Document contained in this web page will be published in connection with the Takeover Offer addressed to the shareholders of Rhein Biotech resident in certain jurisdictions where the approval for such Takeover Offer, if required, has been granted by the competent authorities. Notifications will be made to, and, where applicable, approvals will be obtained from the competent authorities of the jurisdictions of Austria, Belgium, Luxembourg, The Netherlands, France and the United Kingdom based on the approval of the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) ("FSSA") pursuant to the EU-Directive 89/298 EEC. This Prospectus and the Takeover Offer shall not be issued or passed on in jurisdictions other than Germany unless an affirmative notification or approval or an exemption of such notification or approval has been obtained.

5. Shares offered under the Takeover Offer will not be offered in or to residents of Canada, Australia, South Africa, the Republic of Ireland or Japan and, subject to certain exceptions, may not be offered or sold in or into Canada, Australia, South Africa, the Republic of Ireland or Japan or to or for the account or benefit of any national, resident or citizen of Canada, Australia, South Africa, the Republic of Ireland or Japan.

Notice to UK Investors
No document or other communication in connection with the Takeover, including this web site, may be issued or passed on in the United Kingdom to, or is directed at, any person, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and in circumstances where Section 21(1) of the Financial Services and Markets Act 2000 does not apply by virtue of such person being an "investment professional" as that term is defined in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") but for the avoidance of doubt excluding Article 19(6) of the Order.

Nothing in this web site or the documents provided in this web site should be construed as investment advice to any person. If you are a recipient of this document outside of the scope of the above criteria then you may not act upon the content of this document [web site] or other communication.

THIS WEB SITE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document you should consult a person authorised under the UK Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

Notice to US Investors

The Shares offered by the Offer Document or the Prospectus contained in this web page have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state of the United States. The Shares are being offered in the United States in reliance on an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the offering documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market and privately negotiated purchases.

UBS AG, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Takeover Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Takeover Offer. Such transactions may occur either on the Frankfurt Stock Exchange or otherwise.

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Fact Sheet

Berna Biotech Ltd (Swiss Exchange; BBIN) develops, produces and markets vaccines and immunotherapeutics. Headquartered in Berne, Switzerland, with affiliates in Switzerland, Spain and Italy, Berna is a fully-integrated company with R&D, regulatory affairs, production, and sales and marketing capabilities. Berna's range of novel and validated proprietary technology platforms supports a broad product portfolio. The company markets four core vaccines, and has more than 14 products in development, including four products in or entering phase III clinical development in 2002. Development is supported through alliances with academic and commercial partners.

Headquarters
Berna Biotech Ltd.
Rehhagstrasse 79
CH-3018 Berne
Switzerland

Telephone +41 (0)31 980 6111
Fax +41 (0)31 980 6775

info@bernabiotech.com
www.bernabiotech.com

Share listing
Swiss Exchange (SWX; BBIN)

Recent highlights

- Aerugen® granted orphan drug designation in the USA (May, '02)
- Berna Biotech and Iomai announce collaboration on patch delivery of vaccines (Mar. '02)
- Berna Biotech and Hesperion create centre of excellence for clinical development (Mar. '02)
- Aerugen® is the first vaccine granted 'Orphan Drug' status in Europe (Feb. '02)
- Pevion Biotech Ltd established (Jan. '02)

THE COMPANY

Berna Biotech has over 100 years of experience in the development and marketing of vaccines and immunotherapeutics in its previous incarnation as the Swiss Serum and Vaccine Institute Berne. Massive restructuring; focus on the core vaccines business (with streamlining and divestiture of its other business units); and an IPO in Jun. '01 have characterised its transformation into a focussed and dynamic biotechnology company in the last two years.

A fully-integrated company, Berna has state-of-the-art R&D facilities; EMEA- and FDA-licensed production facilities; and a sales and marketing infrastructure in its core markets, Switzerland, Italy and Spain.

THE STRATEGY

One of the fastest growing pharmaceutical sectors, the vaccines field is undergoing an innovation-driven revolution, fuelled by a greater understanding of the mechanism of disease and how the immune system can be harnessed to target it. This has opened up the vista of development of more vaccines, to reach more people than ever before. But not only to prevent diseases, but also to treat them. And not only infectious diseases, but also diseases such as cancer and autoimmune diseases.

With its broad platform of innovative technologies, and its track record of bringing novel concepts through all stages of development to the market, Berna is well positioned to become the leading pure-play vaccines powerhouse.

THE TECHNOLOGY

In addition to its established expertise in bacteriology, virology and immunology, Berna has six novel technology platforms with broad potential applicability:

Virosomes
A proprietary delivery system with adjuvant properties, it does not require additional adjuvants and shows excellent tolerability while stimulating both arms of the immune response. Used in two marketed vaccines, virosomes are a versatile delivery system that could potentially be used for the delivery of nucleic acids and therapeutics.

Polysaccharide–protein conjugates
Technically demanding, polysaccharide-protein conjugates are critical for the induction of long-lasting immunity against encapsulated bacteria in infants. Berna has a proprietary platform, and production expertise and experience with development of such vaccines.

Mucosal adjuvants
For intranasal and transcutaneous vaccination, which induce immunity at the surface mucosa at which pathogens enter the body, providing an extra line of defence against infection.

Recombinant live bacteria and **recombinant live paramyxoviruses**
A world leader in the development of live bacterial and viral vaccines, Berna's recombinant live bacterial and recombinant live paramyxovirus vectors permit development of vaccines with an excellent safety profile, for rapid and effective immunisation against multiple diseases.

Monoclonal Antibodies
Berna is developing fully human monoclonal antibodies against infectious and autoimmune diseases, unique with respect to their high specificity and tolerability.

THE PRODUCT PORTFOLIO

Berna's current portfolio of marketed products is focussed on the influenza and travel vaccines franchises. Products in development will strengthen these franchises, and create new ones. Therapeutics developments are high potential for the future. Many products are based on validated technologies, lowering the development risk.

Four core marketed products

Recently licensed in the EU, **Inflexal V®** influenza vaccine is uniquely positioned to offer excellent tolerability and immunogenicity in all age-groups, thanks to its patented virosome technology.

Free of aluminium and thiomersal, **Epaxal®** hepatitis A vaccine utilises the virosomal technology to ensure excellent tolerability with no negative impact on immunogenicity.

The world's only live oral vaccine against cholera, **Orochol®**'s unique method of administration provides an extra level of protection at the point of infection.

Vivotif®, the only live oral typhoid vaccine, is characterised by excellent tolerability and efficacy.

More than 14 products in development

Among the key late-stage products in development are:

- A yellow fever vaccine with an established safety and efficacy record, to help to alleviate the world-wide supply shortage of vaccine.
- Aerugen®, an orphan vaccine to prevent life-threatening, but currently neither preventable nor well-treatable, *Pseudomonas aeruginosa* infection in cystic fibrosis patients.
- A third generation hepatitis B vaccine containing three antigens produced in mammalian cells, inducing rapid and enhanced protection.
- A second-generation MMR vaccine entirely produced on human diploid cells, and free of egg allergens, antibiotics and avian retrovirus reverse transcriptase.



PRECLINICAL
PHASE I
PHASE II
PHASE III
MARKETED
MARKET (EURm)
Vivotif®
Orochol®
220
Epaxal®
500
Inflexal V®
700
Yellow fever
50
Third generation HBV (Hepatitis B)
1000
Second generation MMR
600
Aerugen®
60
New typhoid fever
220
Nasal flu
Traveller's diarrhoea
Therapeutic HBV
HPV (Human papillomavirus)
RSV (Respiratory syncytial virus)
PIV (Parainfluenza virus)
Malaria*
HCV*
Melanoma*
Alzheimer's*

*Pevion Biotech

PARTNERSHIPS

Partnerships from discovery to commercialisation form the basis for optimal development and marketing of the portfolio.

Collaborations for discovery and development, such as the partnerships with **Acambis** (typhoid) and **Iomai** (skin-patch delivery), and the **Pevion Biotech** joint venture (virosomal peptide vaccines), permit exploration of a wide-range of innovative approaches while managing risk.

Partnerships for development, such as that with **Hesperion,** help to establish core competencies and provide critical mass.

Partnerships for commercialisation, such as those with **Aventis Pasteur** (Nasalflu®) and **Orphan Europe** (Aerugen®), ensure greater market access and efficient targeting of customer groups.

Rhein Biotech

Fact Sheet

Rhein Biotech is a vaccine-oriented global biotechnology group. Rhein Biotech develops, produces and markets prophylactic vaccines and develops new therapeutic vaccines based on its platform technologies. With Hepavax-Gene®, manufactured by subsidiary GreenCross Vaccine, the group has become the world's third largest producer of hepatitis B vaccine. Rhein Biotech currently markets 13 products reaching 75% of the world's population. In 2001, turnover reached a level of EUR 82.3 million and net income EUR 6.8 million. The group employs over 300 people, with one third in R&D. Rhein Biotech is listed on the Neuer Markt (Frankfurt), where it is included in the Nemax 50 index.

Headquarters
Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands

Telephone +31 (0)43 356 7890
Fax +31 (0)43 356 7899

general@rheinbiotech.com
www.rheinbiotech.com

Share listing
Neuer Markt (Frankfurt)

Recent events

- Rhein Biotech obtains license from Crucell: Collaboration for development of cell based Japanese encephalitis vaccine (April 2002)
- Rhein Biotech obtains license from Corixa: License and supply of Corixa's adjuvant RC-529 for use in Rhein Biotech's 2-dose hepatitis B vaccine (April 2002)
- Partnership with Wockhardt restructured (March 2002)

THE COMPANY

Rhein Biotech was founded in 1985 and has developed from a technology company focusing on contract research and licensing into a fully-integrated biotechnology company covering the complete value chain. In April 2000, through the acquisition of 80% of the Korean GreenCross Vaccine Corporation, it became a fully-integrated and profitable vaccine company. Rhein Biotech has its headquarters in the Netherlands, and subsidiaries in Germany, Korea and Argentina.

Rhein Biotech currently produces 10 vaccines, of which Hepavax-Gene®, a vaccine against hepatitis B, is the main product in terms of sales. Hepavax-Gene® is produced using the proprietary and highly efficient *Hansenula polymorpha* technology. This vaccine is supplied to over 60 countries and to supranational organizations, and is the leading public market vaccine. Rhein Biotech's subsidiary GreenCross Vaccine is, furthermore, market leader in the 2nd largest Asian market for vaccines, Korea.

THE STRATEGY

Rhein Biotech's clear strategy of focusing on three core markets – mass vaccination, vaccines for groups at risk and therapeutic vaccines – allows for considerable organic growth. With its combination vaccines, the two-dose hepatitis B vaccine, and therapeutic vaccines against hepatitis B and C, among others in the development pipeline, the company is clearly anticipating future market trends and demands.

For the foreseeable future, developing countries will remain target markets, as their potential for growth is still considerable. In addition, the promotion of Rhein Biotech products in the premium markets in Europe and the US will be especially pursued over the next few years, and will increase the growth potential of the group considerably.

THE TECHNOLOGY

Rhein Biotech has two technology platforms which have broad applications:

Hansenula polymorpha

Rhein Biotech's proprietary yeast expression technology is unique for it's high efficiency in the production of proteins. The technology forms the basis for the lead product Hepavax-Gene®, which is the most efficiently-produced hepatitis B vaccine worldwide. This technology has been validated through many license deals, with Aventis, Hoffman La Roche and Wockhardt Ltd. amongst others.

Particle Presentation Technology

Rhein Biotech's Particle Presentation Technology is the basis for development of therapeutic vaccines. The technology combines antigens and epitopes on a carrier and presents them to the immune system in a form that elicits an efficient immune response. A therapeutic hepatitis B vaccine is currently under development at Rhein Biotech. This technology can be applied to the developement of other therapeutic vaccines.

Rhein Biotech has multiple partnerships and licenses, providing access to additional technologies and expertise.

THE PRODUCT PORTFOLIO

Rhein Biotech currently produces 10 vaccines, of which **Hepavax-Gene®** is the primary product in terms of sales. Hepavax-Gene® is produced using the proprietary and highly-efficient *Hansenula polymorpha* technology. This vaccine is supplied to over 60 countries and to supranational organizations, and is the leading public market vaccine. The portfolio further consists of vaccines against **Japanese encephalitis, varicella zoster, typhoid, influenza, DTP, Hantaan virus, polio, rubella** and **tetanus**. Rhein Biotech markets its products via a global distribution network spanning more than 60 countries in Europe, Africa, the Middle East, Asia and South America.

Key new developments

- **Two-dose hepatitis B vaccine:** The preliminary phase III study results published at the beginning of 2002 support the company's high expectations for full protection against infection with hepatitis B with two injections instead of three injections, as with conventional hepatitis B vaccine. Registration is scheduled for Q4 2002
- **Combination vaccines:** Rhein Biotech, in co-operation with Chiron, is developing combination vaccines against diphtheria, tetanus, whooping cough, hepatitis B and *Haemophilus influenzae* type b. The expected launch is in 2005.
- **Japanese encephalitis vaccine**: This new vaccine using cell culture technology is foreseen to have advantages over the conventional Japanese encephalitis vaccines currently available in terms of safety and tolerability, production costs and production capacity. The development is currently at the initial pre-clinical stage.
- **Therapeutic vaccines**: Rhein Biotech is developing a therapeutic vaccine against hepatitis B using the particle presentation technology. Rhein Biotech is furthermore collaborating with Innogenetics on the development of a production process for a hepatitis C therapeutic vaccine. Innogenetics hereby has a unique patent position on the targets and Rhein Biotech has the expertise to develop a commercially attractive production system for the vaccine.

Main projects in R&D



PRECLINICAL
PHASE I
PHASE II
PHASE III
LAUNCH DATE
Two Dose Hepatitis B Vaccine
2002
New typhoid fever
2003
DTPw-HBV-Hib
2005
DTPw-HBV
2003/4
New Japanese Encephalitis
2005
Therapeutic Hepatitis C vaccine
after 2007
Therapeutic Hepatitis B vaccine
after 2007
Rotavirus vaccine
after 2007

PARTNERSHIPS

Rhein Biotech has always followed a strategy of partnering in order to obtain maximum results in R&D and marketing.

Rhein Biotech has collaborated with a variety of companies for the development of new vaccines. With **Chiron Vaccines,** Rhein Biotech is jointly developing a combination vaccine which protects against 5 different diseases. The combination vaccine will be co-marketed with Chiron.

Rhein Biotech, recently obtained a license for **Corixa's** adjuvant RC-529 for use in prophylactic and therapeutic hepatitis B vaccines following a successful clinical trial with Rhein Biotech's two-dose hepatitis B vaccine. Rhein Biotech furthermore has a license agreement with **Crucell,** for the development of a cell-based Japanese encephalitis vaccine.

Other partnerships for product developments include those with **Innogenetics, BioFarma, RIVM, Rösch, and Epimmune.**

Aventis Pasteur and **Hoffmann-La Roche** are major licensees of Rhein Biotech.

Berna
www.bernabiotech.com

Rhein Biote
www.rhei


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Q&A CATALOGUE

Q&A catalogue



Q: What are the conditions for the acquisition to go ahead?
A: Commitment of 75% of the outstanding shares of Rhein Biotech, and 2. majority vote at the AGM of Berna Biotech. Initial investigation has suggested no obstacle from a regulatory point of view, although we are continuing to investigate.

Q: Have any Rhein shareholders already committed to the deal?
A: Yes, in total about 21% of the shares have been committed from the majority shareholder Green Cross (17%) and from Rhein Biotech manage supervisory board (about 4%).

Q:Are the terms of the deal fixed at 1.42 Berna shares plus EUR 33.75?
A: Yes.

Q: How will the deal be financed?
A: The deal will be financed from Berna's existing cash, with no creation of debt. The capital increase will be used to drive further development of the merged entity.

Q: When will the capital increase take place?
A: We foresee pursuing the issuance of shares to raise capital after comp the tender offer, assuming favourable market conditions.

Q: When will the stock split take place?
A: Assuming approval at the AGM on May 28, we will be in a position to proceed with the split thereafter.

Q: Has Berna undertaken due diligence of Rhein?
A: Yes. Berna has done due diligence on all aspects of Rhein, and based the positive outcome has decided to make an offer to acquire Rhein. Addi Rhein has done due diligence of Berna Biotech with a positive outcome.

Q: When will Rhein shareholders be paid for their shares?
A: Immediately after completion of the tender offer. Details will be includec offer documentation (expected by mid June).

Berna
www.bernabiotech.com

Rhein Biote
www.rheir

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Press material

PRESS MATERIAL



Dr. Kuno Sommer
Chief Executive Officer
Berna Biotech Ltd.



Dr. Daan Ellens
Chief Executive Officer
Rhein Biotech N.V.

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>B–
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Berna www.bernabiotech.com

Rhein Biote www.rheir


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CONTACTS

Contacts



Berna Biotech AG
Rehhagstrasse 79
CH - 3018 Bern

Rhein Biotech N.V.
MECC Office Building
Gaetano Martinolaan 95
NL - 6229 GS Maastricht

Investor relations:
Anya C. Ramalho, PhD
Head of Business Development &
Investor Relations
Phone: +41 (0)31 980 64 10
Fax: +41 (0)31 980 62 29
E-mail: anya.ramalho@bernabiotech.com

Press contact:
Patrik Richard
Phone: +41 (0)31 980 64 91
Fax: +41 (0)31 980 62 29
Email: patrik.richard@bernabiotech.com

Investor relations:
Marcel Jacobs
Communication Manager
Phone: +31 (0)43 / 35 67 89
Fax: +31 (0)43 / 35 67 899
E-mail: m.jacobs@rheinbiot

Media Contact:
Carsten Heinrichs
vom Hoff Kommunikation Gr
Prinz-Georg-Str. 104
D - 40479 Düsseldorf
Phone: +49 (0)211 / 515805
Fax: +49 (0)211 / 515805 12
E-mail: c.heinrichs@vomhof